As filed with the Securities and Exchange Commission on September 1, 2006
Registration No. 333-132826

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
ON
FORM S-4

HLS Systems International Ltd.
(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

625 Broadway, Suite 1111
San Diego, California 92101
(619) 795-4627
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Li Zhang, Chief Executive Officer
625 Broadway, Suite 1111
San Diego, California 92101
(619) 795-4627
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas J. Rein Amy Hsiung DLA Piper Rudnick Gray Cary US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 Telephone: (858) 677-1400 Fax: (858) 677-1401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the merger contemplated by the Agreement and Plan of Merger described in the enclosed proxy statement/prospectus have been satisfied or waived.

If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act., check the following box and list the Securities Act registration statement Number of the earlier effective registration statement for the same offering. ☐ _____

If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, CA 92101

To the Stockholders of Chardan North China Acquisition Corporation:

You are cordially invited to attend a special meeting of the stockholders of Chardan North China Acquisition Corporation (“Chardan”), relating to its proposed purchase of all of the issued and outstanding stock of Gifted Time Holdings, Limited (“Gifted Time Holdings”), a British Virgin Islands company that owns a controlling interest in operating companies in the People’s Republic of China, known collectively as “HollySys,” and related matters. The meeting will be held at _____ a.m., Pacific Time, on ____________, 2006, at Chardan’s offices at 625 Broadway, Suite 1111, San Diego, California, 92101.

At this meeting, you will be asked to consider and vote upon the following proposals:

1. to approve a stock purchase agreement, dated as of February 2, 2006, as amended among Chardan and the stockholders of Gifted Time Holdings (the “Gifted Time Stockholders”) and the transactions contemplated thereby. The Gifted Time Stockholders have already approved the stock purchase agreement;

2. to approve the merger of Chardan with and into a wholly owned subsidiary formed under the laws of the British Virgin Islands, with the name HLS Systems International Ltd. (“HLS”) for the purposes of redomestication of our company to the British Virgin Islands as part of the acquisition of Gifted Time Holdings; and

3. to approve the Chardan 2006 Equity Plan.

If these proposals are approved:

•	we will acquire an operating business in China;

•	we will change our corporate domicile from the State of Delaware to the British Virgin Islands, which means we will be governed by the laws of the British Virgin Islands;

•	we will change our corporate name to “HLS Systems International Ltd.” as a result of the redomestication merger;

•	the majority of our board of directors and officers following the closing of the stock purchase will initially be persons who were designated by the Gifted Time Stockholders;

•	the HLS Memorandum of Association and the Articles of Association will become the equivalent of our certificate of incorporation and by-laws, respectively;

•	each share of common stock of Chardan will automatically convert into one share of common stock of HLS; and

•	each outstanding warrant of Chardan will be assumed by HLS with the same terms, but exercisable for common stock of HLS.

HLS will continue as a reporting company under the Securities Exchange Act of 1934, as amended, and has applied to have its units, common stock and warrants traded on the Nasdaq Global Market concurrent with the consummation of the redomestication merger. HLS will be a foreign private issuer after the redomestication merger.

We will not consummate the transactions described under proposal 1 unless the redomestication merger in proposal 2 is also approved. Similarly, the redomestication merger will not take place if the stock purchase agreement is not approved. The approval of the stock option plan in proposal 3 is not a condition to consummation for the stock purchase agreement and the redomestication merger.

Pursuant to the stock purchase agreement, the Gifted Time Stockholders will be paid an aggregate of $30,000,000 in cash and will receive an aggregate of 23,500,000 shares of HLS common stock as payment for all the outstanding common stock of Gifted Time Holdings. A variable portion of the cash payment (ranging from $3,000,000 up to $7,000,000), will be deferred until Gifted Time Holdings’ generates sufficient operating cash flow or HLS receives additional financing. The amount of the cash consideration that is deferred will depend on the number of shares that are redeemed by shareholders who vote against approval of the stock purchase agreement.

The initial cash payment will be made with the funds from the trust account with the balance of the trust account to be used by HLS for operating capital.

As additional consideration, the Gifted Time Stockholders will be issued up to an aggregate of 8,000,000 shares of common stock of HLS (2,000,000 per year on an all-or-none basis) for each of the four fiscal years beginning with fiscal 2007 if, on a consolidated basis, HLS generates after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending June 30,	After-Tax Profit
2007	$23,000,000
2008	$32,000,000
2009	$43,000,000
2010	$61,000,000

The affirmative vote of the holders of a majority of the outstanding shares of Chardan common stock is required to approve each of the stock purchase agreement and the redomestication merger. The approval of the stock purchase agreement is subject to an additional condition, that 20% or more of the shares issued in Chardan’s initial public offering (the “Public Shares”) do not both vote against the approval of the stock purchase agreement and are not redeemed for their pro rata share of the trust fund, as described in the next paragraph. The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting is required for approval of the Stock option plan.

Each Chardan stockholder who holds shares of common stock issued in Chardan’s initial public offering has the right to vote against the stock purchase proposal, and any who vote against it may also demand that Chardan redeem such stockholder’s shares for cash equal to a pro rata portion of the funds held in the trust account into which a substantial portion of the net proceeds of Chardan’s initial public offering was deposited. These shares will be redeemed only if the stock purchase agreement is consummated. However, if the holders of 1,150,000 or more shares of common stock issued in Chardan’s initial public offering both vote against the stock purchase proposal and demand conversion of their shares, then Chardan will not consummate the stock purchase agreement. Chardan’s initial stockholders, who purchased their shares of common stock prior to its initial public offering and presently own an aggregate of approximately 17.8% of the outstanding shares of Chardan common stock, have agreed to vote all of their shares on the stock purchase agreement and redomestication merger proposals as the majority of the Public Shares are voted. Chardan’s initial stockholders do not have the right to redeem their stock.

Immediately after consummation of the stock purchase agreement, if no holder of Public Shares demands that Chardan convert these shares into a pro rata portion of the trust account, Chardan stockholders will own approximately 23% of HLS’s issued and outstanding shares of common stock. If one or more holders of the Public Shares vote against the stock purchase proposal and demand that Chardan convert their shares into a pro rata portion of the trust account, then Chardan’s stockholders will own less than approximately 23% of HLS’s issued and outstanding shares of common stock. If HLS hits its after-tax profits for each of the fiscal years ending June 30, 2007 through 2010, an additional 8,000,000 shares will be issued to the Gifted Time Stockholders, which assuming there are no other issuances of stock or exercise of outstanding warrants, would reduce the percentage of HLS held by Chardan's current shareholders to approximately 18%.

Chardan’s shares of common stock, warrants and units currently are listed on the Over-the-Counter Bulletin Board under the symbols CNCA, CNCAW and CNCAU, respectively. HLS has applied for listing on the Nasdaq Global Market effective on the consummation of the redomestication merger under the proposed symbols HLSS, HLSSW and HLSSU. If the securities are not listed on Nasdaq, they will continue to trade on the OTCBB.

After careful consideration of the terms and conditions of the proposed stock purchase agreement, the redomestication merger and the stock option plan, the board of directors of Chardan has determined that the stock purchase agreement and the transactions contemplated thereby, the redomestication merger and the stock option plan are fair to and in the best interests of Chardan and its stockholders. The board of directors of Chardan did not obtain a fairness opinion on which to base this assessment. The board of directors of Chardan unanimously recommends that you vote or give instruction to vote “FOR” the approval of the stock purchase agreement, the redomestication merger and the stock option plan.

Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the stock purchase agreement and the transactions contemplated thereby, the redomestication merger and the stock option plan. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

Your vote is important. Whether you plan to attend the special meeting or not, please indicate your votes, sign, date and return the enclosed proxy card as soon as possible in the envelope provided.

I look forward to seeing you at the meeting.

Sincerely,

Richard D. Propper, MD
Chairman of the Board

Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, CA 92101

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON ____________, 2006

TO ALL THE STOCKHOLDERS OF CHARDAN NORTH CHINA ACQUISITION CORPORATION

NOTICE IS HEREBY GIVEN that a special meeting of stockholders, including any adjournments or postponements thereof, of Chardan North China Acquisition Corporation (“Chardan”), a Delaware corporation, will be held _____ a.m. Pacific time, on ____________, 2006, at Chardan’s offices at 625 Broadway, Suite 1111, San Diego, California, 92101 for the following purposes:

•
To consider and vote upon a proposal to adopt the stock purchase agreement, dated as of February 2, 2006, as amended, among Chardan, and the stockholders of a holding company known as Gifted Time Holdings, Limited (“Gifted Time Holdings”), a British Virgin Islands company that owns or controls operating companies in the People’s Republic of China collectively known as “HollySys”, and the transactions contemplated thereby;

•
To consider and vote upon the merger of Chardan into its wholly owned subsidiary HLS Systems International Ltd. (“HLS”), formed under the laws of the British Virgin Islands, for the purposes of reincorporation and redomestication of Chardan to the British Virgin Islands; and

•	To consider and vote upon a proposal to adopt the Chardan 2006 Equity Plan.

The board of directors has fixed the close of business on ______________, 2006 as the record date for which Chardan stockholders are entitled to receive notice of, and to vote at, the Chardan special meeting and any adjournments thereof. Only the holders of record of Chardan common stock on that date are entitled to have their votes counted at the Chardan special meeting and any adjournments or postponements of that meeting.

Chardan will not transact any other business at the special meeting, except for business properly brought before the special meeting (or any adjournment or postponement of the meeting) by Chardan’s board of directors.

Your vote is important. Please indicate your votes on, sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of Chardan common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the stock purchase agreement and the redomestication merger.

The board of directors of Chardan unanimously recommends that you vote “FOR” the approval of the stock purchase agreement, the redomestication merger and the stock option plan.

By Order of the Board of Directors,

Richard D. Propper, MD
Chairman of the Board

_____________, 2006

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
CHARDAN NORTH CHINA ACQUISITION CORPORATION

PROSPECTUS FOR UP TO 6,000,000 UNITS, 19,250,000 SHARES OF COMMON STOCK, AND
12,000,000 WARRANTS OF HLS AND ONE REPRESENTATIVE UNIT PURCHASE OPTION

The board of directors of Chardan North China Acquisition Corporation (“Chardan”) and its wholly-owned subsidiary, HLS Systems International Ltd. (“HLS”) have unanimously approved the acquisition of the shares of Gifted Time Holdings, Limited, a holding company (“Gifted Time Holdings”) that owns or controls operating companies (known as “HollySys”) in the People’s Republic of China, pursuant to a stock purchase agreement whereby Chardan will purchase all of the outstanding securities of Gifted Time Holdings held by the stockholders (the “Gifted Time Stockholders”). The board of directors of Chardan also has unanimously approved the simultaneous reincorporation of Chardan from the State of Delaware to the British Virgin Islands, through a redomestication merger with HLS.

In the redomestication merger, HLS will issue its securities in exchange for the outstanding securities of Chardan. This prospectus covers an aggregate of 6,000,000 units, 19,250,000 shares of common stock, 12,000,000 warrants and one representative unit purchase option. The common stock and warrants issuable upon exercise of the aforementioned securities are included in the aggregate amounts stated above. HLS will issue its securities on the same terms as the equivalent securities had been issued by Chardan.

Chardan was organized to serve as a vehicle for the acquisition of an operating business that has its primary operating facilities based in the Peoples Republic of China in any city or province north of the Yangtze River. Gifted Time Holdings, through its Chinese operating companies, is a leader in the automation and controls industry in China.

Chardan’s common stock, warrants and units are currently listed on the Over-the-Counter Bulletin Board under the symbols CNCA, CNCAW and CNCAU, respectively. HLS has applied to have its securities listed on the Nasdaq Global Market effective at the time of the redomestication merger. The proposed symbols are HLSS, HLSSW and HLSSU.

This proxy statement/prospectus provides you with detailed information about the acquisition of Gifted Time Holdings, the redomestication merger and the special meeting of stockholders. We encourage you to read this entire document and the documents incorporated by reference carefully. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE ___.

The acquisition of Gifted Time Holdings and the redomestication merger will be completed upon approval of at least a majority of the shares of common stock outstanding present in person or by proxy and entitled to vote at the special meeting on ____________, 2006.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROXY STATEMENT/PROSPECTUS IS DATED ____________, 2006, AND IS FIRST BEING MAILED TO CHARDAN STOCKHOLDERS ON OR ABOUT ____________, 2006.

(continued)

Page
ANNEXES

A—Stock Purchase Agreement, as amended
B—Form of HLS Memorandum of Association, including all amendments
C—Form of HLS Articles of Association
D—The Chardan 2006 Equity Plan
E—HLS Audit Committee Charter
F—HLS Nominating Committee Charter
G—HLS Code of Ethics
H—Section 262 of the Delaware General Business Law

This proxy statement/prospectus incorporates important business and financial information about Chardan, Gifted Time Holdings and the HollySys Operating Companies that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. The request should be sent to:

Dr. Richard Propper
c/o Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, California 92101
(619) 795-4627

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the special meeting. The latest date to request the information to be received timely is ____________, 2006.

The financial statements of Gifted Time Holdings are prepared using Renminbi, the currency of the Peoples Republic of China (“PRC”). For convenience, the Renminbi amounts have been converted throughout the text of the proxy statement/prospectus into United States dollars. Until recently, the Renminbi was a controlled currency, and the exchange rate maintained by the PRC was approximately 8.11 Renminbi to one United States dollar. The Chinese government has recently altered its policy toward the rate of exchange of the Renminbi versus the US dollar. Changing from a previously fixed rate policy regarding the dollar, the Renminbi has recently been permitted to float within a fixed range against a basket of currencies, including the US dollar, Japanese Yen and European Euro, which has resulted in the Renminbi being allowed to appreciate 2% +/- 0.3% vs. the dollar. Since the company’s business is presently 100 percent domestic within PRC, this change will have no effect on the company’s business, but may result in a concomitant increase in its after-tax earnings when stated in dollar terms. In the future, the company’s earnings stated in US dollars will fluctuate in accordance with the change in exchange rate.

Under the law of the British Virgin Islands, HLS is authorized to issue “ordinary shares” and holders of ordinary shares are “members.” References to ordinary shares and members have been translated to common stock and stockholders, which are terms more familiar to United States persons, whom Chardan believes are the majority of its stockholders.

QUESTIONS AND ANSWERS ABOUT THE MEETING

Q.	Why is Chardan proposing the stock purchase?	A.
Chardan was organized to effect a business combination with an operating business that has its primary operating facilities located in the People’s Republic of China in any city or province north of the Yangtze River. The operating companies of Gifted Time Holdings, after the consummation of the stock purchase will be Beijing HollySys Co., Ltd., Hangzhou HollySys Automation Co., Ltd., and Beijing HollySys Haotong Science & Technology Development Co., Ltd. (these three companies are referred to as the “HollySys Operating Companies”). Together they are one of the leading automation and control systems companies in China The HollySys Operating Companies have, collectively, demonstrated significant growth since commencing operations in 1996. Chardan believes that the HollySys Operating Companies are in a position to expand their business through the development of additional products and the expansion of their customer base, including entry into the international market. As a result, Chardan believes that a business combination with Gifted Time Holdings will provide Chardan stockholders with an opportunity to participate in a combined company with significant growth potential.

Q.	Why is Chardan proposing the redomestication merger?	A.
Chardan is proposing the reincorporation of itself into a company formed under the laws of the British Virgin Islands to align its income tax liabilities with the location of its activities to reduce the overall impact of corporate income tax on the surviving company and its stockholders. Because the future operations will be almost exclusively outside the United States, the redomestication merger is intended to reduce or entirely eliminate the income tax liability of the company in the United States and permit greater flexibility in structuring acquisitions or creating subsidiaries in China and other countries as the business of Gifted Time Holdings expands as well as with regard to declaring dividends, should the company wish to do so in the future. By becoming a non-United States company, Chardan believes that the successor company will only be taxed on its operations by the jurisdiction in which they are located and undertaken, and will not be subject to additional income taxes merely by virtue of the location of its place of incorporation.

Q.	Why is Chardan proposing the stock option plan?	A.	Chardan is proposing the stock option plan to enable the company to attract, retain and reward its directors, officers, employees and consultants using equity-based incentives.

Q.	What is being voted on?	A.
There are three proposals that you are being asked to vote on. The first proposal is to adopt the stock purchase agreement, dated February 2, 2006, as amended, and the transactions contemplated thereby. We refer to this proposal as the stock purchase proposal.

The second proposal is to approve the merger of Chardan with and into HLS for purposes of redomestication to the British Virgin Islands. We refer to this proposal as the redomestication merger proposal.

The third proposal is to adopt Chardan’s 2006 Equity Plan. We refer to this proposal as the stock option plan proposal.

Q.	What vote is required in order to adopt the stock purchase proposal?	A.
The approval of the stock purchase will require the affirmative vote of a majority of the outstanding shares of Chardan’s common stock. If the holders of 1,150,000 or more shares of common stock issued in Chardan’s initial public offering vote against the stock purchase and demand that Chardan convert their shares into a pro rata portion of the trust account as of the record date, then the stock purchase will not be consummated. No vote of the holders of Chardan’s warrants is necessary to adopt the stock purchase proposal or other proposals, and Chardan is not asking the warrant holders to vote on the stock purchase proposal or the other proposals. Chardan will not consummate the transaction described in the stock purchase proposal unless the redomestication merger is also approved. Similarly, the redomestication merger will not be consummated if the stock purchase proposal is not approved. The approval of the stock option plan proposal is not a condition to the consummation of the stock purchase or redomestication merger proposals.

Q.	What vote is required in order to adopt the redomestication merger?		The affirmative vote of the holders of a majority of the outstanding shares of Chardan common stock is required to approve the redomestication merger proposal.

Q.	What vote is required in order to adopt the stock option plan?	A.
The approval of the stock option plan will require the affirmative vote of a majority of the shares represented and entitled to vote at the meeting. The approval of the stock option plan is not a condition to the approval of the stock purchase or the redomestication merger proposals.

Q.	How do the Chardan insiders intend to vote their shares?	A.
All of the insiders who purchased their shares prior to the initial public offering (including the officers and directors of Chardan) have agreed to vote the shares held by them on the stock purchase and redomestication merger proposals in accordance with the vote of the majority of the shares of common stock issued in Chardan’s initial public offering. They have indicated that they also will vote in favor of the stock option plan proposal.

Q.	What will I receive in the redomestication merger?	A.
Chardan security holders will receive an equal number of shares of common stock of HLS in exchange for their Chardan common stock, and HLS will assume the outstanding Chardan warrants, the terms and conditions of which will not change, except that on exercise, they will receive HLS common stock. However, as a result of the issuance of HLS shares in the stock purchase, the ownership interests of Chardan stockholders will be diluted so that they will only own approximately 23% of HLS. If additional shares are issued to the Gifted Time Stockholders as additional consideration, or if the outstanding warrants are exercised, the current Chardan stockholders will experience further dilution in their ownership of the company. We have also agreed to issue up to 8,000,000 additional shares to the Gifted Time Shareholders if HollySys’ earnings for fiscal years 2007 through 2010 reach certain targets. Also, there are outstanding warrants to purchase 12,000,000 additional shares of Chardan stock. If some or all of the incentive shares are issued, and if some or all of the warrants are exercised, then the percentage of Chardan that its current shareholders will own will be less than 23%.

Q.	How will the redomestication merger be accomplished?	A.
Chardan will merge into HLS, Chardan’s wholly owned subsidiary that is incorporated as a British Virgin Islands company. As a result of the redomestication merger, each currently issued outstanding share of common stock of Chardan will automatically convert into a share of common stock of HLS. This procedure will result in your becoming a stockholder in HLS instead of Chardan.

Q.	Will the Chardan stockholders be taxed as a result of the redomestication merger?	A.
Generally for United States federal income tax purposes, stockholders who are United States holders should not recognize any gain or loss as a result of the redomestication merger. We urge you to consult your own tax advisors with regard to your particular tax consequences of the redomestication merger.

Q.	Will Chardan be taxed on the redomestication merger?	A.
Chardan will recognize gain, but not loss, as a result of the redomestication merger equal to the difference, if any, between the adjusted tax basis of any Chardan asset and such asset’s fair market value at the effective time of the redomestication merger.

Q.	How much of the surviving company will existing Chardan stockholders own?	A.
The Gifted Time Stockholders initially will receive 23,500,000 shares of common stock of HLS, representing 77% of the issued and outstanding shares immediately after the acquisition. After the stock purchase, if no Chardan stockholders demand that Chardan convert their shares into a pro rata portion of the trust account and no Chardan stockholder exercises its appraisal rights, then Chardan’s stockholders who own shares immediately prior to the stock purchase will own approximately 23% of the outstanding common stock of HLS. Existing Chardan stockholders could own less than approximately 23% if one or more Chardan stockholders vote against the stock purchase proposal and demand conversion of their shares into a pro rata portion of the trust account or if they exercise appraisal rights. Similarly, existing Chardan stockholders will own less than 23% of HLS, if HLS issues (as additional consideration) the additional shares to the Gifted Time Stockholders by reason of HLS achieving the after-tax profit targets specified in the stock purchase agreement for one or more of the four fiscal years beginning with fiscal 2007. If HLS issues the additional shares as additional consideration to the Gifted Time Stockholders, then the Gifted Time Stockholders will own approximately 82% of the issued and outstanding common stock of HLS, and existing Chardan stockholders will own approximately 18% of the issued outstanding common stock of HLS. The foregoing discussion assumes that none of the outstanding warrants to acquire common stock of Chardan will be exercised. If some or all of the warrants are exercised, then the current Chardan stockholders will be diluted further.

Q.	How much dilution will I experience?	A.
Currently there are 7,000,000 shares of common stock of Chardan outstanding. At least 23,500,000 additional shares will be issued for acquisition of Gifted Time Holdings. Therefore, current shareholders will own approximately 23% of the company, which is a dilution of absolute ownership of 77%. To the extent shares representing additional consideration are issued to the Gifted Time Stockholders upon achieving one or more of the after-tax profit targets and outstanding warrants are exercised, the current stockholders will experience further dilution of their ownership interest in the company.

Q.	What will the name of the surviving company be after the stock purchase?	A.	The name of the surviving company following completion of the stock purchase and redomestication merger will be “HLS Systems International Ltd.”

Q.	Do I have conversion rights?	A.
If you hold shares of common stock issued in Chardan’s initial public offering, then you have the right to vote against the stock purchase proposal and demand that Chardan convert these shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Chardan’s initial public offering are held. We sometimes refer to these rights to vote against the stock purchase and demand conversion of the shares into a pro rata portion of the trust account as conversion rights. Holders of warrants issued by Chardan do not have any conversion rights.

Q.	If I have conversion rights, how do I exercise them?	A.
If you wish to exercise your conversion rights, you must vote against the stock purchase proposal and at the same time demand that Chardan convert your shares into cash. If, notwithstanding your vote, the stock purchase is completed, then you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon through the record date. You will be entitled to convert each share of common stock that you hold into approximately $[__________]. If you exercise your conversion rights, then you will be exchanging your shares of Chardan common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the closing of the stock purchase and then tender your stock certificate. If you do not make a demand to exercise your conversion rights at the time you vote against the stock purchase proposal (or if you do not vote against the stock purchase proposal), you will lose your conversion rights, and that loss cannot be remedied. If the stock purchase is not completed, then your shares cannot be converted to cash until either you vote against a subsequently proposed combination and exercise your conversion rights or unless Chardan fails to achieve a business combination in a timely manner, at which time your shares will be automatically converted to cash.

Q.	What happens to the funds deposited in the trust account after consummation of the stock purchase?	A.
Upon consummation of the stock purchase:

•  the stockholders electing to exercise their conversion rights will receive their pro rata portion of the funds in the trust account;

•  up to $27,000,000 of the funds in the trust account will be paid to the Gifted Time Stockholders as part of the stock purchase consideration; and

•  any balance of the funds in the trust account will be retained by HLS for operating capital subsequent to the closing of the business combination.

Q.	Under the stock purchase agreement, what obligations will be owed to the Gifted Time Stockholders following the consummation of the stock purchase?	A.
HLS will be obligated to pay the Gifted Time Stockholders the deferred purchase price (at least $3 million, and possibly as much as $7 million, depending on the amount of funds remaining in the trust account in the event that any of Chardan’s stockholders exercises their conversion rights) and the additional stock consideration based on the after-tax profits of HLS. The deferred cash purchase price will not be payable until HLS receives at least $60 million in subsequent financing or HLS generates positive after-tax cash flow equal to twice the deferred amount.

Q.	Who will manage the surviving company?	A.
The surviving company will be managed by the current management of HollySys. Dr. Wang Changli, who is currently the chief executive officer of HollySys, will become the chief executive officer and a director of HLS. Madame Qiao Li, who is currently the Chairman of HollySys, will be a director and chairman of the HLS board of directors. Kerry S. Propper, who is currently the chief financial officer, secretary, and a director of Chardan, will also become a director of HLS. The four additional directors will be Jerry Zhang, Youxian Sun, Lewis Solomon and Leonard Hafetz.

Q.	Do I have dissenter or appraisal rights?	A.	In connection with the redomestication merger, the Chardan stockholders have appraisal rights under Delaware corporate law.

Q.	How do I secure my dissenter or appraisal rights?	A.
To secure your dissenter or appraisal rights, you must vote against the redomestication merger and file a demand for appraisal rights with Chardan before the vote on the redomestication merger. Details about the required contents of the appraisal demand, the deadlines for exercising rights and the process for determining the value of the shares are contained in the section “Chardan Redomestication Merger - Appraisal Rights.”

Q.	What happens if the stock purchase is not consummated?	A.
If the stock purchase is not consummated, Chardan will continue to search for an operating company to acquire. However, Chardan will be liquidated if it does not consummate a business combination by February 10, 2007, unless a letter of intent, agreement in principle or definitive agreement has been executed by February 10, 2007, in which case, Chardan will be liquidated if it does not consummate such business combination by August 10, 2007. In any liquidation, the funds held in the trust account, plus any interest earned thereon, together with any remaining net assets outside of the trust, will be distributed pro rata to Chardan’s common stockholders, excluding the Chardan initial stockholders, each of whom has waived any right to any liquidation distribution.

Q.	When do you expect the stock purchase to be completed?	A.	Pending receipt of the required stockholder approvals, it is currently anticipated that the stock purchase will be completed promptly following the Chardan special meeting on ____________, 2006.

Q.	If I am not going to attend the Chardan special meeting in person, should I return my proxy card instead?	A.
Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign your proxy card. Then return the enclosed proxy card in the return envelope as soon as possible, so that your shares may be represented at the Chardan special meeting.

Q.	What will happen if I abstain from voting or fail to vote?	A.
An abstention or failure to vote will have the same effect as a vote against the stock purchase proposal, but will not have the effect of converting your shares into a pro rata portion of the trust account. An abstention or failure to vote will also have the effect of voting against the redomestication merger, but will have no effect on the approval of the stock option plan.

Q.	What do I do if I want to change my vote?	A.
Send a later-dated, signed proxy card to Chardan’s secretary prior to the date of the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Chardan’s secretary at the address of Chardan’s corporate headquarters.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?	A.	No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker.

Q.	Do I need to turn in my old certificates?	A.
No. If you hold your securities in Chardan in certificate form, as opposed to holding them through your broker, you do not need to exchange them for certificates issued by HLS. Your current certificates will represent your rights in HLS. You may exchange them by contacting the transfer agent, Continental Stock Transfer & Trust Company, Reorganization Department, and following their requirements for reissuance. If you elect conversion or appraisal, you will need to deliver your old certificate to Chardan.

Q.	Who can help answer my questions?	A.	If you have questions about the stock purchase, you may write or call Chardan North China Acquisition Corporation, 625 Broadway, Suite 1111, San Diego, CA 92101. The phone number is (619) 795-4627.

Enforceability of Civil Liabilities Against Foreign Persons

Gifted Time Holdings is incorporated under the laws of the British Virgin Islands, and its operating companies are incorporated under the laws of the PRC and operate only in the PRC. Substantially all of the assets of Gifted Times Holdings’ subsidiary HollySys and its Chinese operating companies will be located in the PRC, and the majority of its officers and directors and the experts named in this joint proxy/prospectus are outside the United States. Although China and the United States are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may not result in adequate notice, such that any judgment based on service thereunder may be reopened, relitigated and overturned. Therefore, an investor should understand it is not likely that service of process upon the company or its subsidiaries, its officers and directors, its assets and experts will be obtainable within the United States or for actions originating in the United States.

It will be difficult for investors to enforce outside the United States a judgment against HLS or its Chinese operating companies or its assets obtained in the United States in any actions, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. In addition, the directors and executive officers and certain of the experts named in this joint proxy/prospectus are resident outside the United States, and all or a substantial portion of the assets of these persons are or may be located outside the United States. Therefore, it may not be possible for investors to effect service of process within the United States upon them, or to enforce against them any judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.

The difficulty of enforcing a judgment of a United States court in the PRC where most of the assets of the company are located and which is the residence of most of the directors and officers of the company, stems from the lack of any official arrangement providing for judicial assistance to the enforcement of judgments of courts of the United States in the PRC. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States. In the absence of such a treaty, judgments of United States courts will not be enforced in the PRC without review of the merits of the claims and the claims brought in the original action in the United States court will have to be re-litigated on their merits.

Likewise, administrative actions brought by regulatory authorities, such as the SEC, and other actions that result in foreign court judgments, could (assuming such actions are not required by PRC law to be arbitrated) only be enforced in the PRC if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of China, as determined by a People’s Court of China that has jurisdiction for recognition and enforcement of judgments.

We have been advised that there is doubt as to the enforceability in the PRC of any actions to enforce judgments of United States or British Virgin Islands courts arising out of or based on the ownership of the securities of HLS, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws, and as to whether PRC courts would enforce, in original actions, judgments against HLS, its directors and officers and assets in the PRC predicated solely upon the federal securities laws of the United States. An original action may be brought in the PRC against HLS or its subsidiaries or its directors and officers and experts named in this prospectus/proxy statement only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liability, including monetary damages.

SUMMARY

Summary

This section summarizes material items related to the proposals to be voted on. These items are described in greater detail elsewhere in this proxy statement/prospectus. You should carefully read this proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers you. See “Where You Can Find More Information.”

The Companies

Chardan

Chardan is a blank check company organized as a corporation under the laws of the State of Delaware on March 10, 2005. Chardan was formed to effect a business combination with an unidentified operating business that has its primary operating facilities located in the People’s Republic of China in any city or province north of Yangtze River. In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million. The prices of Chardan’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) are quoted on the Over-the-Counter Bulletin Board under the symbols CNCA for the common stock, CNCAW for the warrants and CNCAU for the units. Approximately $29.8 million of the net proceeds of the initial public offering was placed in a trust account and will be released to Chardan upon consummation of the stock purchase, subject to the exercise of conversion rights by holders of less than 20% of the Chardan stock issued in the initial public offering. The balance of the net proceeds from the initial public offering of approximately $1.1 million has been used by, or is available to, Chardan to pay the expenses incurred in its pursuit of a business combination. Through June 30, 2006, Chardan had incurred a total of approximately $1,161,000 in expenses. The most significant expenses incurred to date include approximately $67,000 for consultants to Chardan who have assisted with due diligence reviews of business combination targets, approximately $311,000 in travel expenses, office expenses of $82,500 payable to Chardan Capital LLC, approximately $488,000 in professional fees and premiums for general and officer and director insurance of approximately $64,000. Other than its initial public offering and the pursuit of a business combination, Chardan has not engaged in any business to date. If Chardan does not consummate a business combination by February 10, 2007 (or, if a letter of intent, an agreement in principle or a definitive agreement to complete a business combination has been executed but not consummated by February 10, 2007, by August 10, 2007), then, pursuant to its certificate of incorporation, Chardan’s officers must take all actions necessary to dissolve and liquidate Chardan within 60 days.

The mailing address of Chardan’s principal executive office is Chardan North China Acquisition Corporation, 625 Broadway, Suite 1111, San Diego, California 92101, and its telephone number is (619) 795-4627.

Gifted Time Holdings

Business Operations

Gifted Time Holdings was formed to act as a holding company to hold the equity interests in HollySys held directly or indirectly by the Gifted Time Stockholders. HollySys is one of the leading automation and control system companies in China. The three HollySys Operating Companies are Beijing HollySys Co., Ltd., Hangzhou HollySys Automation Co., Ltd. and Beijing HollySys Haotong Science & Technology Development Co., Ltd. (“Haotong”). The three HollySys Operating Companies are organized and exist under the laws of the PRC. The HollySys Operating Companies develop, sell, and service automation and control systems and components in China. The businesses of the HollySys Operating Companies began in 1996.

For the years ended June 30, 2005 and 2006, HollySys generated approximately $79.6 million and approximately $90 million in revenue, respectively, principally from its sales of automation systems and equipment to Chinese customers in the power generation and heavy industry sectors.

The HollySys Operating Companies introduced their new platform technology in 2004, HOLLiAS. This platform consists of several modules, each of which can deliver a range of functions independently or can be integrated into an enterprise wide automation and control system. The components of the system were designed to enable HollySys to participate effectively in the most actively growing sectors of the Chinese economy, including general industrial activity, nuclear and fossil fuel power generation, rail transportation and emerging Chinese industries, such as pharmaceutical manufacture and food processing. HollySys also anticipates entering international markets, based on what it perceives to be products that are comparable to those of other automation companies but selling at prices that will give it a competitive advantage.

The current management of the HollySys Operating Companies is led by Dr. Wang Changli, who will become the chief executive officer of HLS and will continue to operate the HollySys Operating Companies. Dr. Wang and Madame Qiao Li, the current chairman of HollySys, will become two of the seven-person board of directors of HLS. Kerry Propper, a current director and officer of Chardan, also will be on the board of directors of HLS.

The mailing address of HollySys’ principal executive offices is 19 Jiancaicheng Middle Road, Xisangi, Haidian District, Beijing China 100096, and its telephone number is (86) 10-82922200.

HollySys Reorganization and Ownership

Gifted Time Holdings itself does not engage in any operations. Gifted Time Holdings was established under the laws of the British Virgin Islands on September 21, 2005. On September 20, 2005, the parties who would become the beneficial owners of Gifted Time Holdings entered into a reorganization agreement to exchange the equity interests which they held in Beijing HollySys and Hangzhou HollySys for equity in Gifted Time Holdings, effective June 30, 2005. On October 12, 2005, Gifted Time Holdings issued one share to Madame Li Qiao as part of the consideration for transferring 30% equity interests in Hangzhou HollySys to OSCAF after reorganization. On December 30, 2005 Gifted Time Holdings issued 49,999 shares to the British Virgin Islands companies designated by the stockholders of Beijing HollySys and Hangzhou HollySys as described below. Subsequently, the stockholders of Gifted Time Holdings amended the reorganization agreement on December 30, 2005 due to the withdrawal of one investor in Beijing HollySys, Shanghai Jinqiaotong Industrial Development Co. Ltd. (“Shanghai Jinqiaotong”), which originally intended to acquire an additional 20% interest in Hangzhou HollySys but was not able to consummate this transaction. Shanghai Jinqiaotong decided not to purchase the additional 20% interest in Hangzhou HollySys because of a change in its investment strategy. Shanghai Jinqiaotong has continued to have its 20% interest in Beijing HollySys be subject to the reorganization agreement. Guantao Law Firm, counsel to the Gifted Time Stockholders, has opined that the reorganization agreement, as amended, is valid and enforceable under PRC laws. A copy of Guantao’s opinion is filed as an exhibit to the Registration Statement of which this joint proxy/prospectus forms a part. Upon completion of the amended reorganization agreement, Gifted Time Holdings holds 74.11% of the equity interest in Beijing HollySys and 60% of the equity interest in Hangzhou HollySys. Gifted Time Holdings also indirectly own another 29.64% of Hangzhou HollySys by virtue of the fact that Beijing HollySys, of which Gifted Time Holdings owns 74.11%, owns 40% of Hangzhou HollySys.

The stockholders representing 74.11% of the equity interests of Beijing HollySys each formed a separate British Virgin Islands company, and these stockholders consigned their equity interest in Beijing HollySys to their British Virgin Islands companies as set forth in the tables below. Gifted Time Holdings then entered into consignment agreements with these British Virgin Islands companies to obtain the stockholders’ 74.11% equity interest in Beijing HollySys. Gifted Time Holdings also entered into share transfer agreements with two foreign investors in Hangzhou HollySys, Team Spirit Industrial Limited (“Team Spirit”) and OSCAF International Co. Limited (“OSCAF”), to obtain their equity interests in Hangzhou HollySys. Team Spirit is owned and controlled by Wang Changli, and OSCAF is owned and controlled by Qiao Li. Team Spirit and OSCAF each owned 30% of the total number of outstanding shares of Hangzhou HollySys. Team Spirit and OSCAF exchanged for shares in Gifted Time Holdings their entire ownership interest in Hangzhou HollySys to Gifted Time Holdings pursuant to the stock transfer agreements. As consideration for that transfer, Sure Grow Profits Limited and Faith Best Profits Limited, the BVI companies appointed by Team Spirit and OSCAF, each received 7,966 shares of Gifted Time Holdings’ common stock, representing 15.932% each of the total outstanding common stock of Gifted Time Holdings. Guantao Law Firm has opined that the stock transfer agreements are valid and enforceable under PRC laws, and all relevant Chinese governmental authorities have approved the stock transfer. A copy of Guantao’s opinion is filed as an exhibit to the Registration Statement of which this joint proxy/prospectus forms a part. Hangzhou HollySys is a limited liability company, and the transfer restrictions applicable to Beijing HollySys do not apply to limited liability companies under PRC law. The tables below identify the current stockholders of Gifted Time Holdings, Beijing HollySys and Hangzhou HollySys, and provides the names of the various British Virgin Islands companies formed by such stockholders for the purpose of holding their stock in those entities.

Gifted Time Holdings Stockholders

Beneficial Owner	BVI Company	Percentage of ownership of Gifted Time Holdings
Mei Qinglin	Pioneer Sum Investments Limited	5.516%
Wang Changli	Ace Lead Profits Limited	13.083%
Luo An	Plus View Investments Limited	9.084%
Xu Shengheng	Acclaimed Insight Investments Limited	22.066%
Song Xuesong (legal representative of Shanghai Jinqiaotong)	Allied Earn Investments Limited	18.388%
Wang Changli	Sure Grow Profits Limited	15.932%
Qiao Li	Faith Best Profits Limited	15.932%
Total		100%

Beijing HollySys Stockholders

Stockholder	Percentage of ownership of Beijing HollySys
Beijing No. 6 Institute Huasheng High-Tech Co., Ltd.*	24.11%
Beijing New Technology Industry Development and Services Center*	1.78%
Shanghai Jinqiaotong Industrial Development Co., Ltd.	20%
Wang Changli	14.23%
Cheng Wusi (holding stock on behalf of Xu Shengheng, who owns 24% of the shares of Beijing HollySys, and Mei Qinglin, who owns 6% of the shares of Beijing HollySys)	30%
Lou An	9.88%
Total	100%

* not a party to the reorganization agreement; shares will not be acquired by Gifted Time Holdings.

Hangzhou HollySys Stockholders

Stockholder	Percentage of ownership of Hangzhou HollySys
Beijing HollySys Co., Ltd.	40%
Gifted Time Holdings (pursuant to stock transfer agreements entered into with Team Spirit and OSCAF)	60%
Total	100%

Beijing HollySys owns 70% of the equity interests in Haotong. Haotong is a privately owned company that focuses on railway signal automated controls. Beijing HollySys first acquired a 40% interest in Haotong on May 15, 2002, and subsequently acquired an additional 30% interest in Haotong on December 13, 2002. Since Beijing HollySys holds 70% of the ownership interests in Haotong, when 74.11% of the equity interest in Beijing HollySys was consigned to Gifted Time Holdings pursuant to the consignment agreements, Gifted Time Holdings acquired a controlling interest in Haotong as well (with control over 51.9% of the equity interests in Haotong).

The diagram below shows the corporate structure of Gifted Time Holdings, Beijing HollySys and Hangzhou HollySys. The following abbreviations are used in the below diagram:

AII	Acclaimed Insight Investments Limited
PSI	Pioneer Sum Investments Limited
ALP	Ace Lead Profits Limited
PVI	Plus View Investments Limited
AEI	Allied Earn Investments Limited
SGP	Sure Grow Profits Limited
FBP	Faith Best Profits Limited
BJ HLS	Beijing HollySys
HZ HLS	Hangzhou HollySys
Huasheng	Beijing No. 6 Institute Huasheng High-Tech Co., Ltd.
NT Center	Beijing New Technology Industry Development and Services Center
Haotong	Beijing HollySys Haotong Science & Technology Development Co., Ltd.
Huake	Beijing Huake Electronics Co., Ltd.
Electric	Beijing HollySys Electric Tech. Co., Ltd.
Hollyinfo	Beijing Hollyinfo Technology Co., Ltd.
Zhonghao	Beijing HollySys Zhonghao Automation Engineering Technology Co., Ltd.
Hengye	Beijing HollySys Hengye Science & Technology Co., Ltd.

Gifted Time Holdings will not hold 25.89% of the equity interests in Beijing HollySys. Beijing No. 6 Institute Huasheng Technology Co. Ltd. (“Huasheng”) holds 24.11% of the equity interests in Beijing HollySys, and Beijing New Technology Industry Development and Services Center (“NT Center”) holds 1.78% of the equity interests in Beijing HollySys. Because Beijing HollySys owns 40% of the equity interests in Hangzhou HollySys, Huasheng has an indirect beneficial ownership of 9.644% of the shares of Hangzhou HollySys and NT Center has an indirect beneficial ownership of 0.712% of the shares of Hangzhou HollySys. Gifted Time Holdings has not sought and does not intend to seek control of these minority interests, although it would consider a purchase if either stockholder desired to sell its interest following the closing of the stock purchase. After the consummation of the stock purchase transaction under the stock purchase agreement between the Gifted Time Stockholders and Chardan and the redomestication merger in which Chardan will merge with and into HLS Systems International, Ltd., HLS will acquire all of the equity interests held by Gifted Time Holdings Ltd. in the HollySys Operating companies, as indicated in the diagram above.

The Chinese corporation law was recently amended, effective January 1, 2006, to prohibit directors or corporate officers of a joint stock company (such as Beijing HollySys) from transferring the ownership of more than 25% of the shares they own annually during their incumbency. However, it is permissible for record owners of a Chinese corporation, who are subject to that restriction on transfer of their stock, to consign to another all the equity interests and control of their stock while retaining only title. This includes the consignment of the record owner’s voting, dispositive, dividend, meeting calling, proposal submission and other rights, so that the consignee is for all intents and purposes the functional owner, except for record ownership.

As the deputy chairman of the board and CEO of Beijing HollySys, Dr. Wang Changli consigned his equity interests in Beijing HollySys stock to Gifted Time Holdings through a BVI company. The other stockholders in Beijing HollySys, who had previously entered into voting-together agreements with Dr. Wang, also consigned their equity interests in Beijing HollySys stock to Gifted Time Holdings through their respective BVI companies. The parties to the voting-together agreements are Mr. Cheng Wusi, Dr. Wang Changli, Mr. Luo An, Shanghai Jinqiaotong Industrial Development Co., Ltd., Team Spirit and OSCAF. These parties are the various individuals and companies that collectively own 74.11% of the equity interests in Beijing HollySys and 60% of the equity interests in Hangzhou HollySys. Considering the further growth of Beijing HollySys, all of the parties to the voting-together agreements believed that they needed to vote together for important issues related to Beijing HollySys’ growth, capital raising matters, and important daily operational decisions. The parties believed that the best representative of their interests would be the person with the best skill set, who is the current CEO, Dr. Wang Changli. Dr. Wang received an education in England with a Ph. D degree in automation control, demonstrated his leadership skills with more than seventeen-years working experience in the automation industry, and has a strong network in the Beijing marketplace. Therefore, all of the above parties entered into a voting-together agreement with Dr. Wang, which replaced the earlier voting-together agreements.

After the reorganization, which was effective June 30, 2005, Gifted Time Holdings held 60% of the ownership interests in Hangzhou HollySys and 74.11% equity interest in Beijing HollySys, respectively. In addition, Gifted Time Holdings indirectly owns another 29.64% of Hangzhou HollySys by virtue of the fact that Beijing HollySys owns 40% of Hangzhou HollySys. Since the Chinese corporation law has no restriction on transferring ownership of the shares held by directors and corporate officers of a limited liability company, the restriction on the equity interest held by Dr. Wang in Beijing HollySys will expire once Beijing HollySys has been changed from a joint stock company to a limited liability company. HollySys expects that the process of changing from a joint stock company to a limited liability company will be initiated by the stockholders of Beijing HollySys shortly after the closing of this stock purchase transaction. In order to change from a joint stock company to a limited liability company, Beijing HollySys will have to apply to the Beijing Administrative Bureau of Industry & Commerce to change its registration. Beijing HollySys also will be changing from a domestic company to a foreign investment company after the closing of the stock purchase transaction. In order to become a foreign investment company, Beijing HollySys will have to obtain approval from the Ministry of Commerce, obtain foreign investment exchange registration with SAFE and foreign investment company registration with the Beijing Administrative Bureau of Industry & Commerce. This change may take six months to complete the required governmental administrative proceedings.

Guantao Law Firm, counsel for the Gifted Time Stockholders, has opined that the consignment agreements are valid and enforceable under the laws of the PRC so as to give Gifted Time Holdings the equity interests and control of 74.11% of the issued and outstanding stock of Beijing HollySys. A copy of Guantao’s opinion is filed as an exhibit to the Registration Statement of which this joint proxy/prospectus forms a part.

The Business Combination

The stock purchase agreement provides for Chardan to form a wholly owned subsidiary under the laws of the British Virgin Islands, under the name “HLS Systems International Limited” (“HLS”). At the time of closing of the stock purchase agreement, Chardan will merge with and into HLS for the purpose of redomestication out of the United States to secure future tax benefits and greater corporate flexibility to structure the business of Gifted Time Holdings within China and effect acquisitions and reorganizations under Chinese law. Simultaneously with the redomestication merger, HLS will acquire all of the issued and outstanding stock of Gifted Time Holdings, gaining control of the three HollySys Operating Companies pursuant to existing stock consignment agreements, dated December 30, 2005, and share transfer agreements dated January 12, 2006 between Gifted Time Holdings and the stockholders of the HollySys Operating Companies. Following consummation of the stock purchase agreement and the redomestication merger, Gifted Time Holdings will continue as a wholly-owned subsidiary of HLS and owner of the stated interests in the HollySys Operating Companies. Pursuant to the redomestication merger, all of the Chardan common stock held by Chardan’s stockholders will be converted into common stock in HLS on a one-to-one basis and the outstanding warrants issued by Chardan will be assumed by HLS.

Under the stock purchase agreement, the Gifted Time Stockholders will be paid an aggregate of $30,000,000 in cash and will receive an aggregate of 23,500,000 shares of HLS common stock for all the outstanding common stock of Gifted Time Holdings. Chardan will defer paying a portion of the cash payment (at least $3 million, and possibly as much as $7 million, depending on the amount of funds remaining in the trust account in the event that any of Chardan’s stockholders exercise their conversion rights). The amount of the cash payment that will be deferred will be determined at closing and will equal the sum of $3,000,000 plus two-thirds of the difference between the funds in the trust account (following the exercise of any conversion rights by Chardan Stockholders) and $30,000,000. The deferred portion of the cash purchase price is not payable until HLS generates positive cash flow of at least twice the deferred amount or HLS receives at least $60 million of additional financing.

As additional consideration, the Gifted Time Stockholders will be issued up to an aggregate of 8,000,000 shares of HLS common stock (2,000,000 per year on an all-or-none basis) for each of the next four years beginning with fiscal 2007 if, on a consolidated basis, HLS generates after-tax profits (excluding after-tax operating profits from any subsequent acquisitions of securities that have a dilutive effect) of at least the following amounts:

Year ending June 30,	After-Tax Profit

2007	$23,000,000
2008	$32,000,000
2009	$43,000,000
2010	$61,000,000

Chardan and the Gifted Time Stockholders plan to complete the stock purchase promptly after the Chardan special meeting, provided that:

•     Chardan’s stockholders have approved the stock purchase agreement and the redomestication merger proposals;

•     holders of 20% or more of the shares of common stock issued in Chardan’s initial public offering do not both vote against the stock purchase proposal and demand conversion of their shares into cash; and

•     the other conditions specified in the stock purchase agreement have been satisfied or waived.

The Stock Purchase Agreement

The stock purchase agreement is included as an annex to this proxy statement/prospectus. Chardan has entered into two amendments to the stock purchase agreement that are also included as an annex to this proxy statement/prospectus and discussed in more detail on page 66. We encourage you to read the stock purchase agreement. It is the legal document that governs the stock purchase and the other transactions contemplated by the stock purchase agreement. It is also described in detail elsewhere in this proxy statement/prospectus.

The Chardan Stock Option Plan

The stock option plan reserves 3,000,000 shares of Chardan common stock for issuance in accordance with the plan’s terms. Chardan does not intend to grant any options or other awards under this plan; instead, the plan will be available for use by the Board of Directors of HLS following the redomestication merger. The purpose of the stock option plan is to enable Chardan (or HLS following the redomestication merger) to offer its employees, officers, directors and consultants whose past, present and/or potential contributions have been, are or will be important to the success of the company, an opportunity to acquire a proprietary interest in Chardan (or HLS). The various types of awards that may be provided under the stock option plan will enable Chardan to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. Upon the redomestication merger, HLS will assume the plan and it and will be administered by the board of directors of HLS using the common stock of HLS instead of Chardan common stock.

The stock option plan is included as an annex to this proxy statement/prospectus. We encourage you to read the stock option plan in its entirety.

Management

After the consummation of the stock purchase and of the redomestication merger, the board of directors of the surviving corporation will be Dr. Wang Changli, Madame Qiao Li, Kerry S. Propper, Jerry Zhang, Youxian Sun, Lewis Solomon and Leonard Hafetz.

Each of Madame Qiao Li and Dr. Wang Changli will enter into a three-year employment agreement with Gifted Time Holdings. Madame Qiao Li will be employed as Chairman, and Dr. Wang will be chief executive officer. Dr. Wang will also enter into an employment agreement with Beijing HollySys.

Special Meeting of Chardan ’s Stockholders

The special meeting of the stockholders of Chardan will be held at _____ a.m., Pacific time, on ____________, 2006, at Chardan’s offices at 625 Broadway, Suite 1111, San Diego, California, 92101 to approve the stock purchase, the redomestication merger and the stock option plan proposals.

Approval of the Gifted Time Stockholders

All of the Gifted Time Stockholders have approved the stock purchase proposal and the transactions contemplated thereby by virtue of the execution of the stock purchase agreement.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of Chardan common stock at the close of business on ____________, 2006, which is the record date for the special meeting. You will have one vote for each share of Chardan common stock you owned at the close of business on the record date. Chardan warrants do not have voting rights. On the record date, there were __________ outstanding shares of Chardan common stock.

Vote Required to Approve the Proposals

The approval of the stock purchase agreement proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Chardan common stock on the record date.

The approval of the redomestication merger proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Chardan common stock on the record date and the holders of a majority of the shares of Chardan common stock issued in its initial public offering in August 2005.

The approval of the stock option plan proposal will require the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the meeting.

Relation of Proposals

The stock purchase will not be consummated unless the redomestication merger proposal is approved, and the redomestication merger will not be consummated unless the stock purchase proposal is approved. The approval of the stock option plan is not a condition to consummation of either the stock purchase or the redomestication merger proposals.

Conversion Rights

Pursuant to Chardan’s Certificate of Incorporation, a holder of shares of Chardan’s common stock issued in its initial public offering may, if the stockholder votes against the stock purchase, demand that Chardan convert such shares into cash. This demand must be made in writing at the same time that the stockholder votes against the stock purchase proposal. If so demanded, Chardan will convert each share of common stock into a pro rata portion of the trust account as of the record date. If you exercise your conversion rights, then you will be exchanging your shares of Chardan common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the effective time of the stock purchase and then tender your stock certificate to the combined company. If the stock purchase is not completed, then these shares will not be converted into cash at that time.

The stock purchase will not be consummated if the holders of 20% or more of common stock issued in Chardan’s initial public offering (1,150,000 shares or more) exercise their conversion rights.

Appraisal Rights

Appraisal rights are available under the Delaware General Corporation Law for the stockholders of Chardan in connection with the redomestication merger proposal. The procedure to exercise appraisal rights is described more fully under the heading “Chardan Redomestication Merger - Appraisal Rights.”

Proxies

Proxies may be solicited by mail, telephone or in person. If you grant a proxy, you may still vote your shares in person if you revoke your proxy at or before the special meeting. The cost of soliciting proxies will be borne by Chardan. Chardan will solicit stockholders by mail through its regular employees, and may request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have stock of Chardan registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. Chardan may use the services of its officers, directors, and others to solicit proxies, personally or by telephone, without additional compensation.

Stock Ownership

On the record date, directors and executive officers of Chardan and their affiliates beneficially owned and were entitled to vote 1,250,000 shares of Chardan’s common stock, representing approximately 17% of the currently issued and outstanding shares of Chardan common stock. In connection with its initial public offering, Chardan and EarlyBird Capital, Inc. entered into agreements with each of the management shareholders, pursuant to which each management shareholder agreed to vote his shares of Chardan common stock (other than shares purchased in the open market) on the business combination in accordance with the majority of the votes cast by the holders of shares issued in connection with the initial public offering. All 1,250,000 shares of Chardan common stock held by the management shareholders are subject to Stock Escrow Agreements restricting the stockholder's ability to transfer those shares until August 2, 2008. These shares will be automatically converted into shares of HLS upon consummation of the redomestication merger. The HLS shares issuable to the management shareholders as a result of the redomestication merger will be subject to the terms of the Stock Escrow Agreements to the same extent as the shares of Chardan common stock are subject to the escrow immediately prior to the redomestication merger.

Chardan’s Board of Directors’ Recommendation

After careful consideration, Chardan’s board of directors has determined unanimously that the stock purchase plan proposal, the redomestication merger proposal, and the stock option proposal are fair to, and in the best interests of, Chardan and its stockholders. Chardan’s board has unanimously approved and declared advisable the stock purchase proposal, the redomestication merger proposal and the stock option plan proposal, and unanimously recommends that you vote or instruct your vote to be cast “FOR” the adoption of the stock purchase proposal, the redomestication merger proposal, and the stock option plan proposal. The board of directors did not obtain a fairness opinion.

Interests of Chardan Directors and Officers in the Stock Purchase

When you consider the recommendation of Chardan’s board of directors that you vote in favor of adoption of the stock purchase proposal, you should keep in mind that a number of Chardan’s executives and members of Chardan’s board have interests in the stock purchase agreement that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•
if the stock purchase is not approved and Chardan fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Chardan will be required to liquidate. In such event, the shares of common stock held by Chardan’s officers and directors will be worthless because Chardan’s officers, directors and initial stockholders are not entitled to receive any liquidation proceeds. Additionally, any warrants held by such persons will expire worthless in the event of liquidation;

•	after the completion of the stock purchase, Mr. Kerry Propper will serve as a member of the board of directors of HLS; and

•
the management of HollySys, which after the completion of the stock purchase will be the management of HLS, has agreed in principle to retain Chardan Capital, LLC, an affiliate of Dr. Propper, Chardan’s Chairman, to provide a variety of ongoing services to HollySys. These services will include the following: assistance with compiling and formatting filings required under securities laws (but not including legal advice); working with HLS legal and accounting professionals to assist HLS in achieving and maintaining compliance with the applicable requirements of the Sarbanes-Oxley Act and U.S. accounting standards; establishing and maintaining the capabilities and procedures to manage relations with investors and the financial community effectively; and advising HLS regarding corporate structure and development, including any strategic business opportunities and their potential effects on the value of the company’s stock and overall business prospects. Chardan contemplates that these services will be provided on a month-to-month basis, terminable at will by HLS without penalty, for a monthly fee of $30,000, plus reimbursement of expenses incurred in performing the services. There is not yet a written agreement governing the services to be provided, although the parties may formalize the agreement, to include these and other terms, if the stock purchase occurs.

Conditions to the Completion of the Stock Purchase

Each of Chardan’s and the Gifted Time Stockholders’ obligation to effect the stock purchase is subject to the satisfaction or waiver of specified conditions, including the following:

Conditions to Chardan’s and the Gifted Time Stockholders’ obligations

•  Approval by Chardan’s stockholders of the stock purchase and redomestication merger proposals;

•	the absence of any order or injunction preventing consummation of the stock purchase;

•	the absence of any suit or proceeding by any governmental entity or any other person challenging the stock purchase or seeking to obtain from the Gifted Time Stockholders or Chardan any damages;

•
at Chardan’s stockholders’ meeting, holders of less than 1,150,000 shares of common stock issued in Chardan’s initial public offering, vote against the stock purchase proposal and demand that Chardan convert their shares into a pro rata portion of the trust account; and

•
Certain key members of the management team of the HollySys Operating Companies will have entered into employment agreements in form and substance acceptable to Chardan, providing, among other things, for a term of three years at compensation levels in effect prior to the closing of the stock purchase and including intellectual property assignment and non-competition provisions to be in effect for a period of two years following termination of employment.

Conditions to Chardan’s obligations

•  the Gifted Time Stockholders’ representations and warranties that are qualified as to materiality must be true and correct in all respects, and those not qualified as to materiality must be true and correct in all material respects, as of the date of completion of the stock purchase, except representations and warranties that address matters as of another date, which must be true and correct as of that other date, and Chardan must have received an officer’s certificate from the Gifted Time Stockholders to that effect;

•	the Gifted Time Stockholders must have performed in all material respects all obligations required to be performed by them;

•	Gifted Time Holdings will have acquired ownership or control of the three HollySys Operating Companies;

•
the Gifted Time Stockholders must have received all required and unconditional approvals or consents of governmental authorities, and Chardan must have received written confirmation that such approvals and consents have been received;

•
Chardan must have received a written opinion, dated as of the closing date, from Guantao Law Firm, counsel to the Gifted Time Stockholders relating to, among other things, the validity and enforceability of the stock consignment agreements;

•	there must not have occurred since the date of the stock purchase agreement any HollySys Material Adverse Effect, as defined in the stock purchase agreement; and

•  the Proxy Statement/Prospectus Information, as defined in the stock purchase agreement, accurately describes Gifted Time Holdings, the HollySys Operating Companies and the business in which they are engaged, and the Gifted Time Stockholders, and the Proxy Statement/Prospectus Information does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Proxy Statement/Prospectus Information not misleading.

Conditions to the Gifted Time Stockholders’ obligation

•  Chardan’s representation and warranty regarding the compliance of the stock purchase agreement and the agreements contemplated by the stock purchase agreement with the applicable provisions in Chardan’s Certificate of Incorporation must be true and correct in all respects, as of the date of completion of the stock purchase;

•	Chardan must have performed in all material respects all obligations required to be performed by them under the stock purchase agreement; and

•  there must not have occurred since the date of the stock purchase agreement any Chardan Material Adverse Effect, as defined in the stock purchase agreement.

No Solicitation

The stock purchase agreement contains detailed provisions prohibiting each of Chardan and the Gifted Time Stockholders from seeking an alternative transaction. These covenants generally prohibit Chardan and the Gifted Time Stockholders, as well as their officers, directors, subsidiaries, employees, agents and representatives, from taking any action to solicit an alternative acquisition proposal. The stock purchase agreement does not, however, prohibit Chardan from considering an unsolicited bona fide written superior proposal from a third party. The approval of the stock purchase agreement by the Gifted Time Stockholders has already been given, and no proposal from a third party will be effective to revoke or withdraw that approval.

Termination, Amendment and Waiver

The stock purchase agreement may be terminated at any time prior to the consummation of the stock purchase, whether before or after receipt of the Chardan stockholder approval, as follows:

•	by mutual written consent of Chardan and the Gifted Time Stockholders;

•	by either party if the other party amends a schedule and such amendment or supplement reflects a material adverse change in the condition, operations or prospects of its business;

•	by either party if the closing has not occurred by June 15, 2006 (unless such terminating party is in breach of any of its material covenants, representations or warranties);

•
by either party if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within ten business days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•  by the Gifted Time Stockholders, if the board of directors of Chardan (or any committee thereof) shall have failed to recommend or withdraw or modify in a manner adverse to Gifted Time Holdings its approval or recommendation of the stock purchase agreement and any of the transactions contemplated thereby;

•  by Chardan if its board of directors shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate the stock purchase agreement is reasonably likely to result in the board of directors breaching its fiduciary duties to stockholders by reason of a pending, unsolicited, bona fide written proposal for a superior transaction; or

•  by either party if, at the Chardan stockholder meeting, the stock purchase agreement and the redomestication merger shall fail to be approved and adopted by the affirmative vote of the holders of Chardan’s common stock, or 20% or more of the shares sold in Chardan’s initial public offering request conversion of their shares into the pro rata portion of the trust account in accordance with the Chardan Certificate of Incorporation.

The Gifted Time Stockholders have no right to damages from Chardan or HLS and they have no right to any amount held in the trust account. The Gifted Time Stockholders have agreed not to make any claim against Chardan and HLS that would adversely affect the business, operations or prospects of Chardan and HLS or the amount of the funds held in the trust account.

Quotation or Listing

Chardan’s outstanding common stock, warrants and units are quoted on the Over-the-Counter Bulletin Board. HLS has applied to have the HLS common stock, warrants and units quoted on the Nasdaq Global Market at the consummation of the stock purchase. The proposed Nasdaq symbols are HLSS, HLSSW and HLSSU. Seeking the Nasdaq listing is an obligation of Chardan under the stock purchase agreement. If Nasdaq listing is not achieved, management anticipates that the common stock, warrants and units will continue to trade on the OTCBB.

Indemnification by Gifted Time Stockholders

The Gifted Time Stockholders have agreed to indemnify Chardan for breaches of their representations, warranties and covenants.

Comparison of Stockholders Rights

In connection with the consummation of the stock purchase agreement, Chardan has formed a wholly owned subsidiary under the laws of the British Virgin Islands, under the name of HLS Systems International Ltd. Chardan will, if the stock purchase proposal and redomestication merger proposal are approved, merge into HLS, effectively changing its jurisdiction of incorporation from Delaware to the British Virgin Islands. Chardan’s common stock will be converted into common stock of HLS. The rights of Chardan stockholders will change accordingly. A comparison of the rights of stockholders under Delaware and British Virgin Islands law is included elsewhere in this proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Stock Purchase

As described below under the heading “Material U.S. Federal Income Tax Considerations of the Redomestication Merger”, it is the opinion of DLA Piper Rudnick Gray Cary US LLP, counsel to Chardan, that the redomestication merger will qualify as a reorganization for United States federal income tax purposes. Accordingly, no gain or loss should be recognized by Chardan stockholders as a result of their exchange of Chardan common stock for the common stock of HLS. Nevertheless, as a result of the redomestication merger, Chardan will be treated for United States federal income tax purposes as if it sold all of its assets to HLS. As a result, Chardan will recognize gain (but not loss) as a result of the redomestication merger equal to the difference, if any, between the adjusted tax basis in Chardan’s assets and such asset’s fair market value at the effective time of the redomestication merger. Chardan will not, however, recognize any gain or loss as a result of the purchase of HollySys stock, pursuant to the stock purchase agreement.

Accounting Treatment

The stock purchase transaction will be accounted for as a recapitalization of Gifted Time Holdings rather than as an acquisition. The financial statements of HLS will combine the historical statements of Gifted Time Holdings with the balance sheet of Chardan from the effective date of the stock purchase transaction.

Regulatory Matters

The stock purchase and the transactions contemplated by the stock purchase agreement are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, in the United States or British Virgin Islands, except for filings necessary to effectuate the transactions contemplated by the stock purchase and redomestication merger proposals with the State of Delaware and the British Virgin Islands. The stock transfer agreements between Gifted Time Holdings and Team Spirit Industrial Ltd. and OSCAF International Co. Ltd. required approval by the applicable Chinese governmental authorities under PRC law. Hangzhou HollySys received approval of the stock transfer agreements from the Commerce Bureau on February 13, 2006. In addition, in accordance with Notice 75, Notice on Issues concerning Foreign Exchange Management in PRC Residents’ Financing and Return investments through Overseas Special Intention Company, promulgated by the Chinese State Administration for Foreign Exchange (“SAFE”), the Gifted Time Stockholders were required to apply for Foreign Exchange Investment Registration before setting up their respective British Virgin Islands companies and acquiring any equity interest in Gifted Time Holdings. The Gifted Time Stockholders filed all the necessary documents with SAFE in March 2006, and SAFE has accepted the submission. Beijing HollySys will also be required to obtain approval from the PRC Ministry of Commerce to become a foreign investment compnay and will have to register with the Beijing Administrative Bureau of Industry and Commerce. A more detailed discussion of the Notice 75 requirements promulgated by SAFE are in the “Risk Factors” section under the heading "Gifted Time Holdings is subject to Notice 75 promulgated by SAFE, which requires PRC residents to apply for Foreign Exchange Investment Registration before establishing or controlling an Overseas Special Intention Company ("OSIC")". Aside from the requirements and approvals discussed above, the stock purchase and the transactions contemplated by the stock purchase agreement are not subject to any other foreign regulatory requirements or approvals.

Board Solicitation

Your proxy is being solicited by the board of directors of Chardan on each of the three proposals being presented to the stockholders at the special meeting.

SELECTED HISTORICAL FINANCIAL DATA

We are providing the following financial information to assist you in your analysis of the financial aspects of the stock purchase. We derived historical information for Gifted Time Holdings Limited from the audited consolidated financial statements of Gifted Time Holdings Limited as of and for each of the years ended June 30, 2004, 2005 and 2006. The selected historical financial data for the year ended June 30, 2002 is unaudited. The selected historical financial data for the year ended June 30, 2003 is based on audited financial statements that are not included with this filing. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that Gifted Time Holdings considers necessary for a fair presentation of its financial position and operating results for the periods presented. The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We derived the Chardan historical information from the audited financial statements for the year ended December 31, 2005. The selected financial data information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent the financial condition and operations of the companies that will be combined to form HLS, whose shares are being offered in this registration statement. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Gifted Time Holdings, Chardan or the combined company resulting from the business combination.

GIFTED TIME HOLDINGS’ HISTORICAL FINANCIAL DATA

	Years Ended June 30,
Statement of Income Data	2002	2003	2004	2005	2006
	(Unaudited)
Revenue	$28,569,576	$35,985,608	$53,074,256	$79,572,832	$89,916,604
Gross margin	30.84%	31.61%	28.58%	31.3%	35.6%
Operating income	3,262,957	3,515,563	7,431,631	13,875,018	18,994,434
Subsidy income	212,577	634,612	2,782	2,292,880	4,355,367
Net income (1)	1,664,779	2,227,134	4,735,276	13,703,521	18,051,255
Weighted average common shares	50,000	50,000	50,000	50,000	50,000
Income per share (1)	33.30	44.54	94.71	274.07	361.03
Cash dividends declared per share	-	-	-	27.46	33.15

	At June 30,
Balance Sheet Data	2002	2003	2004	2005	2006
Total current assets	$28,975,207	$35,668,012	$57,507,123	$78,478,569	$96,958.442
Total assets	39,429,145	47,202,013	70,006,021	96,064,098	120,024,159
Total current liabilities	23,028,811	24,823,166	45,723,094	56,081,886	60,032,366
Long-term liability	6,826,062	9,664,871	5,195,370	6,645,321	5,629,011
Minority Interest	2,478,779	3,388,627	4,425,419	6,334,435	9,801,634
Stockholders’ equity	7,095,493	9,325,349	14,662,138	27,002,456	44,561,148

Notes:
(1)
Gifted Time and Chardan have no discontinued operations, therefore net income (loss) and net income (loss) per share has  been provided in lieu of income (loss) from continuing operations and income (loss) from continuing operations per share.

  CHARDAN HISTORICAL FINANCIAL INFORMATION

	For the Period From March 10, 2005 (Inception) to December 31, 2005	For the six months Ended June 30, 2006
Revenue	$-	-
Interest income on trust account	$347,871	419,229
Net loss (1)	$(101,742)	(228,924)
Net loss per share (1)	$(0.03)	(0.03)
Dividends paid per share	$-	-
Total assets (including cash deposited in trust account in 2005)	$31,353,114	31,297,454
Common shares subject to possible conversion	$5,964,017	5,964,017
Stockholders’ equity	$24,905,084	24,676,160

Notes:
(1)
Gifted Time and Chardan have no discontinued operations, therefore net income (loss) and net income (loss) per share has  been provided in lieu of income (loss) from continuing operations and income (loss) from continuing operations per share.

  SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The stock purchase transaction will result in shareholders in Gifted Time Holdings obtaining a majority of the voting interests in Chardan Sub (subsequently named HLS Systems International Ltd.). Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since Chardan does not have any assets with operating substance except cash, the transaction has been accounted for as reorganization and recapitalization of Gifted Time Holdings. The cash of $30 million to be paid to the shareholders of Gifted Time Holdings will be accounted for as a capital distribution. The stock purchase transaction utilizes the capital structure of Chardan and the assets and liabilities of Gifted Time Holdings are recorded at historical cost. Although Gifted Time Holdings will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of Chardan Sub (subsequently named HLS Systems International Ltd.) will not change.

We have presented below selected unaudited pro forma combined financial information that reflects the result of the stock purchase transaction and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the stock purchase. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the stock purchase. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

	Six months ended June 30, 2006		Year ended December 31, 2005
	Assuming Maximum Approval	Assuming Minimum Approval	Assuming Maximum Approval	Assuming Minimum Approval
Revenue	$40,484,578	$40,484,578	$88,472,077	$88,472,077
Net income	$8,452,044	$8,433,561	14,721,636	14,692,681
Net income per share	0.28	0.29	0.52	0.53
Cash dividends declared per share	-	-	0.05	0.05
	June 30, 2006

Total assets	$124,147,706	$122,026,083
Long-term debt	$5,629,011	$5,629,011
Stockholders’ equity	$45,391,695	$39,237,308

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical per share information of Gifted Time Holdings and Chardan and unaudited pro forma combined per share ownership information of Gifted Time Holdings and Chardan after giving effect to the stock purchase proposal of Gifted Time Holdings, which includes control of the Gifted Time Holdings Operating Companies and the merger between the Chardan and HLS, assuming a maximum level and a minimum level of approval of the stock purchase by Chardan stockholders who exercise their conversion and/or appraisal right. The stock purchase transaction will be accounted for as a recapitalization of Gifted Time Holdings.

You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement/prospectus, and the historical financial statements of Gifted Time Holdings and Chardan and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Gifted Time Holdings and Chardan pro forma combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Information and related notes included elsewhere in this proxy statement/prospectus. The historical per share information of Gifted Time Holdings was derived from its audited financial statements as of and for the years ended June 30, 2005 and 2006.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of HollySys and Chardan would have been had the companies been combined or to project the Gifted Time Holdings and Chardan results of operations that may be achieved after the stock purchase.

[Table and notes to be revised.]

Number of shares of common stock assumed to be issued in stock purchase:	Gifted Time	Chardan (2)	Combined Company (2)
Assuming maximum approval	23,500,000	7,000,000	30,500,000
	77.05%	22.95%	100%
Assuming minimum approval	23,500,000	5,850,575	29,350,575
	80.07%	19.93%	100%
Net income (loss) per share - historical on weighted average basis
Year ended June 30, 2005:	$274.07
Year ended June 30, 2006:	$361.03
Year ended December 31, 2005:		(0.03(1))
Six months ended June 30, 2006		(0.03)
Net income per share - pro forma on weighted average basis - diluted Year ended December 31, 2005:
under maximum approval assumption			$0.52
under minimum approval assumption			$0.53
Six months ended June 30, 2006:
under maximum approval assumption			$0.23
under minimum approval assumption			$0.24
Net assets at book value per share - June 30, 2006 (3)		$4.22	$1.34(3)
Net assets at book value per share - June 30, 2005	$891.22

Notes:
(1)	Operations of Chardan are for the period from March 10, 2005 (inception) to December 31, 2005.

(2)
Historical per share amounts for Chardan were determined based upon the actual weighted average shares outstanding during the periods presented. The combined pro forma per share amounts for Chardan and Gifted Time Holdings were determined based upon the assumed number of shares to be issued under the two different levels of approval at June 30, 2006.

(3)	Calculated based on the minimum approval, to record refund of funds ($5,964,017 plus $190,370 for related interest) to dissenting stockholders.

 MARKET PRICE INFORMATION

Chardan’s common stock, warrants and units are each quoted on the Over-the-Counter Bulletin Board under the symbols CNCA, CNCAW and CNCAU, respectively. Chardan’s units commenced public trading on August 5, 2005 and its common stock and warrants commenced public trading on August 31, 2005. The closing price for each share of common stock, warrant and unit of Chardan on February 1, 2006, the last trading day before announcement of the execution of the stock purchase agreement was $6.78, $2.82 and $12.25, respectively.

In connection with the stock purchase, HLS has applied for the quotation of the combined company’s common stock, warrants and units on the Nasdaq Global Market. The proposed symbols are HLSS, HLSSW and HLSSU. Management anticipates that, if Nasdaq approves this listing, it will be concurrent with the consummation of the redomestication merger. If the listing on Nasdaq is not approved, management expects that the common stock, warrants and units will continue to trade on the OTCBB. Currently there is no trading market for any securities of HLS, and there can be no assurance that a trading market will develop.

The table below sets forth, for the calendar quarters indicated, the high and low closing prices of the Chardan common stock, warrants and units as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

	Over-the-Counter Bulletin Board
	Chardan Common Stock		Chardan Warrants		Chardan Units
	High	Low	High	Low	High	Low
2005 Third Quarter	$6.00	$5.17	$1.15	$0.70	$7.50	$6.15
2005 Fourth Quarter	$5.75	$5.15	$1.86	$1.01	$9.30	$7.20
2006 First Quarter	$12.90	$5.74	$7.38	$1.65	$27.50	$9.10
2006 Second Quarter	$12.60	$7.45	$7.45	$2.60	$27.40	$12.50
2006 Third Quarter (through August 25, 2006)	$9.40	$7.02	$4.60	$2.50	$18.75	$12.00

Holders

As of February 13, 2006, there was one holder of record of the units, six holders of record of the common stock and one holder of record of the warrants. Chardan believes that there are more than 400 beneficial holders of each of the units, common stock and warrants.

It is anticipated that the number of holders of HLS units, common stock and warrants after the redomestication merger will be approximately the same as the number of holders of Chardan common stock. Immediately thereafter the number of holders of common stock will be increased by six persons by the issuance of shares in the acquisition of Gifted Time Holdings.

Dividends

Chardan has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the completion of a business combination.

The payment of dividends by HLS in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition of Gifted Time Holdings subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to adopt the stock purchase proposal.

If we complete the acquisition of Gifted Time Holdings, HLS will be subject to a number of risks. You should carefully consider the risks we describe below and the other information included in this proxy statement/prospectus before you decide how you want to vote on the stock purchase proposal. Following the closing of the stock purchase, the market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this proxy statement/prospectus, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we would become a holding company with substantial operations in China. As a result, we would be subject to legal and regulatory environments that differ in many respects from those of the U.S. Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen. This discussion contains forward-looking statements.

We have control of Beijing HollySys only through contractual agreements with shareholders of Beijing HollySys (i.e., the stock consignment agreements), which may not be as effective as direct ownership because of potential violations of the consignment agreements and our uncertain ability to enforce those agreements.

At the closing of the stock purchase, we will have control of Beijing HollySys (and Haotong through Beijing HollySys) only pursuant to stock consignment agreements entered into between stockholders of Beijing HollySys and Gifted Time Holdings. While the terms of these contractual agreements provide us with voting control and the economic interests associated with the stockholders’ equity interest in Beijing HollySys, these contractual agreements may not be as effective in providing us with control over Beijing HollySys as direct ownership, because we must rely on the performance of the respective stockholders under the agreements. If those stockholders fail to perform their respective obligations under the agreements, we may have to expend substantial resources to enforce those agreements. In the event that the consignment agreements are not honored or enforced, we would lose the control of Beijing HollySys to the extent that legal title to the stock that is the subject of those agreements had not been previously transferred to Gifted Time Holdings.

If U.S. shareholders sought to sue HollySys’ officers or directors, it may be difficult to obtain jurisdiction over the parties and access the assets located in the PRC.

Because most of our officers and directors will reside outside of the U.S., it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by shareholders in the U.S. It also is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of the Federal securities laws. Furthermore, because substantially all of our assets are located in the PRC it would also be extremely difficult to access those assets to satisfy an award entered against us in U.S. court. Moreover, we have been advised that the PRC does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission Requirements.

Upon consummation of the Redomestication Merger we will be a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we will be exempt from certain provisions applicable to United States public companies including:

•  The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•  The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•  Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•  The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short swing" trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

HollySys may experience trade barriers in expanding to its targeted emerging markets and may be subject to tariffs and taxes that will result in significant additional costs for HollySys’ business and products.

HollySys may experience barriers to conducting business and trade in its planned expansion to its targeted emerging markets (initially India and Pakistan). These barriers may be in the form of delayed customs clearances, customs duties or tariffs. In addition, HollySys may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets into which HollySys may expand may impose onerous and unpredictable duties, tariffs and taxes on its business and products. These barriers or expenses could have an adverse effect on the operations and financial results of HollySys.

Cessation of or changes to certain government incentives for high technology companies may result in increased tax liabilities.

The Chinese government and various provincial governments have provided various incentives to high technology companies in order to encourage development of the domestic high technology industry. Such incentives include reduced tax rates and other measures. HollySys is currently enjoying a reduction of income tax rates under the central government and provincial government laws.

Each of Beijing HollySys and Beijing HollySys Haotong (Haotong) is registered in a high-tech zone located in Beijing and has been deemed as a high-tech company by the Beijing Commission of Science and Technology. As a result, each company is entitled to a preferential enterprise income tax rate of 15%, so long as it continues to operate in the high-tech zone and maintains its high or new technology enterprise status. Haotong also has received a 100% exemption of income tax for three years ending December 31, 2003 and a 50% exemption of income tax for three years from January 1, 2004 to December 31, 2006.

Hangzhou HollySys is registered as foreign investment enterprise (because of its majority ownership by Team Spirit and OCSAF and now Gifted Time Holdings) conducting production functions. Under the provisional regulations that are applicable to Hangzhou HollySys, the 30% income tax rate belonging to the central government was reduced to 24%, and the 3% income tax rate belonging to the local government was reduced to 2.4%. Accordingly, the applicable income tax of Hangzhou HollySys was 26.4%. In accordance with the foreign investment enterprise income tax law, Hangzhou HollySys is entitled to receive a 100% exemption of income tax for two years and a 50% exemption of income tax for the next three years beginning the first year Hangzhou HollySys generates a taxable income on a continuing basis. During the fiscal years ended June 30, 2004 and 2005, Hangzhou HollySys was still under 100% exemption status.

Normally, domestic-invested enterprises in China are subject to a 33% income tax rate. The Chinese government has indicated that it intends to eliminate differences between the applicable tax rates of domestic and foreign-invested enterprises, but the schedule for the unification of tax rates has not yet been established. If this happens, it may have a material adverse effect on Hangzhou HollySys.

As these tax benefits expire, the effective tax rate will increase significantly, and any increase in HollySys’ enterprise income tax in the future could have a material adverse effect on our financial condition and results of operations.

In addition, the local government in Beijing and Hangzhou have provided subsidies from value added tax collections to encourage Beijing HollySys’, Haotong’s and Hangzhou HollySys’ research and development efforts and other subsidies to Beijing HollySys for enterprise development purposes. Early in fiscal 2005 the local government in Beijing provided specified subsidies to offset interest expenses to encourage Beijing HollySys’ research and development efforts. The subsidies from value added tax collections will cease at the end of 2010. HollySys may not continue to receive other subsidies from the local government in the future. If governmental subsidies were reduced or eliminated, HollySys’ after-tax income would be adversely affected.

The market price of our shares is subject to price and volume fluctuations, so stockholders may not be able to resell shares at or above the price paid, or at any price.

The markets for equity securities have been volatile. The price of our common shares may be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

Because Chinese law will govern almost all of HollySys material agreements, we may not be able to enforce our legal rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law will govern almost all of the material agreements of HollySys. Our PRC subsidiaries may not be able to enforce their material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

In the redomestication transaction, we will become a British Virgin Islands company and, because the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Following the Redomestication Merger, our corporate affairs will be governed by our Memorandum and Articles of Association, the Business Companies Act of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibility of the directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority stockholders, so minority stockholders will have little or no recourse if the stockholders are dissatisfied with the conduct of the affairs of HLS.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the Articles and the Memorandum of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum. The company is obliged to hold an annual general meeting and provide for the election of directors. Companies are obligated to appoint an independent auditor and shareholders are entitled to receive the audited financial statements of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association or articles, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority stockholders under the laws of many states in the U.S.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

As a privately held company in the PRC, HollySys has not historically focused on establishing Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

If the PRC does not continue its policy of economic reforms, it could result in an increase in tariffs and trade restrictions on products HollySys produces or sells.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the PRC government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. HollySys’ business has benefited greatly from that new outlook. Although we believe that the changes adopted by the PRC government have had a positive effect on the economic development of the PRC, additional changes still need to be made. For example, a substantial portion of productive assets in the PRC are still owned by government entities. Additionally, governments continue to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. Many observers believe that the PRC’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in international trade with China. However, the PRC has not yet fully complied with all of obligations that it must meet prior to being admitted as a full member of the WTO, including fully opening its markets to goods from other countries, currency exchange requirements and other measures designed to ease the current trade imbalance that China has with many of its trading partners. If the scheduled actions to rectify these problems are not completed, trade relations between China and some of its trading partners may be strained. While the majority of HollySys’ business currently is conducted solely within China, this may have a negative impact on China’s economy generally, which would adversely affect its business. It could also reduce or eliminate any benefits that HollySys hopes to achieve by expanding our business internationally.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could reduce or eliminate the interests held in the HollySys Operating Companies.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to HollySys’ detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect HollySys’ business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

A decrease in the rate of growth in Chinese industry and the Chinese economy in general may lead to a decrease in revenues for HollySys because industrial companies in China are the principal current source of revenues for HollySys.

Industrial companies operating in China are the principal current source of revenues for HollySys. HollySys’ business has benefited in the past from the rapid expansion of China’s industrial activity, which has created additional demand from existing companies and led to the formation of numerous additional companies that have need for HollySys’ products and services. China’s industrial expansion has been fueled in large measure by international demand for the low-cost goods that China is able to produce due to labor and other comparative advantages. The Chinese economy may not be able to sustain this rate of growth in the future, and any reduction in the rate of China’s industrial growth or a shrinking of China’s industrial base could adversely affect HollySys’ revenues. The resulting increase in competition for customers might also cause erosion of profit margins that HollySys has been able to achieve historically.

HollySys’ plans for growth rely on an increasing emphasis on railroad and nuclear power sectors, and these sectors present fewer business opportunities, so HollySys may not be successful in growing these new markets.

While the principal focus of HollySys’ business until recently has been to provide distributed control systems to industrial and manufacturing companies, its plans for growth include an increasing emphasis on railroad control systems and nuclear power generation control systems. These sectors generally present fewer business opportunities during a given period relative to the industrial and manufacturing sectors. However, the average size of contracts in those sectors tends to be much larger, and as a result, the competition for such contracts is substantial. HollySys may not be successful in entering these new markets and, if it were unable to do so, its revenues and profits would decline, resulting in a decreased value of our stock.

HollySys does not have long-term purchase commitments from its customers, so its customers are free to choose products from HollySys’ competitors, which would result in a loss of revenue and profitability.

HollySys is engaged in the design, production and installation of automation and process control systems. As a result, its revenues result from numerous individual contracts that, once completed, typically produce only a limited amount of ongoing revenues for maintenance and other services. Furthermore, customers may change or delay or terminate orders for products without notice for any number of reasons unrelated to us, including lack of market acceptance for the products to be produced by the process our system was designed to control. As a result, in order to maintain and expand its business, HollySys must be able to replenish the orders in its pipeline on a continuous basis. It is possible that some of its potential customers could choose the products of its competitors. Should they do so, HollySys would suffer a decline in revenues and profitability.

The success of HollySys’ business depends heavily on securing a steady stream of new customers.

HollySys’ average contract is worth approximately $100,000. While some of those contracts are for upgrades and additions to existing control systems, most of them are for new installations. In order for HollySys’ business to continue to succeed and grow, it needs to secure contracts with new customers on a regular basis. HollySys may not be successful in securing new contracts.

A lack of adequate engineering resources could cause HollySys’ business to lose profitability and potential business prospects.

One of the competitive advantages that HollySys’ business enjoys is the relatively low cost of engineering staff compared to those of its Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of HollySys’ overall business strategy. However, if the available supply of engineers were to be absorbed by competing demands, then the cost of hiring, training and retaining capable engineers would likely increase. This could result in a reduction in HollySys’ profitability and business prospects, or could even cause a change in its business strategy.

Many of HollySys’ competitors have substantially greater resources than HollySys, allowing the competitors to be able to reduce their prices, which would force HollySys to reduce its prices.

HollySys operates in a very competitive environment. It competes with many major international and domestic companies, such as Honeywell, General Electric, ABB, Siemens, Emerson, and Hitachi. Many of its competitors are much better established and more experienced than HollySys, have substantially greater financial resources, operate in many international markets and are much more diversified than HollySys. As a result, they are in a strong position to compete effectively with HollySys by, for example, reducing their prices, which could force HollySys to reduce its prices. These large competitors are also in a better position than HollySys is to weather any extended weaknesses in the market for their products. Other emerging companies or companies in related industries may also increase their participation in the automation and control systems market, which would add to the competitive pressures that HollySys faces.

HollySys will need to commit greater resources to new product and service development in order to stay competitive, and HollySys may fail to offset the increased cost of such development with a sufficient increase in net sales or margins.

Traditionally, the automation and control systems business was relatively stable and slow moving. Successive generations of products offered only marginal improvements in terms of functionality and reliability. However, the emergence of computers, computer networks and electronic components as key elements of the systems that HollySys designs and builds has accelerated the pace of change in its industry. Where there was formerly as much as a decade or even more between successive generations of automation systems, the time between generations is now as little as two to three years.

The success of HollySys’ business depends in great measure on its ability to keep pace with, or even lead, the changes that are occurring. Technological advances, the introduction of new products, new designs and new manufacturing techniques by its competitors could adversely affect its business unless it is able to respond with similar advances. To remain competitive, HollySys must continue to incur significant costs in product development, equipment and facilities and to make capital investments. These costs may increase, resulting in greater fixed costs and operating expenses than HollySys has incurred to date. As a result, it could be required to expend substantial funds for and commit significant resources to the following:

•	Research and development activities on existing and potential product solutions;

•	Additional engineering and other technical personnel;

•	Advanced design, production and test equipment;

•	Manufacturing services that meet changing customer needs;

•	Technological changes in manufacturing processes; and

•	Expansion of manufacturing capacity.

HollySys’ future operating results will depend to a significant extent on its ability to continue to provide new product solutions that compare favorably on the basis of time to market, cost and performance with competing third-party suppliers and technologies. Its failure to increase net sales sufficiently to offset the increased costs needed to achieve those advances would adversely affect its operating results.

Products HollySys delivers may contain design or manufacturing defects, which could result in reduced demand for its services and customer claims and uninsured liabilities.

HollySys manufactures spare parts for maintenance and replacement purposes after completion of integrated solution contracts to its customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or defects. Any defects in the spare parts HollySys manufactures may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, HollySys will incur additional costs, and if they occur in large quantity or frequently, HollySys may sustain additional costs, loss of business reputation and legal liability.

HollySys is in the process of entering both the nuclear power generation and railway control systems sectors. Each of these sectors poses a substantially higher risk of liability in the event of a system failure, than was present in the industrial process controls markets in which HollySys traditionally competed.

HollySys may not be able to obtain adequate insurance coverage to protect it and us against these and other risks associated with its business. The typical practice of the industries which HollySys is involved is for the customers to obtain insurance to protect their own operational risks. Therefore, HollySys currently does not carry any insurance coverage to protect against the risks related to product failure. However, it is possible that such customers or their insurers could assert claims against HollySys for the damages caused by a failure in one of its systems, and as a result, the failure of any of its products could result in a liability that would seriously impair our financial condition or even force us out of business.

HollySys expects to rely increasingly on its proprietary products and systems, and if HollySys becomes involved in an intellectual property dispute, it may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from HollySys’ business and operations.

HollySys’ business is based on a number of proprietary products and systems, some of which are patented, others of which it protects as trade secrets. HollySys expects that its reliance on these proprietary products and systems will grow, as the functionality of automation systems increases to meet customer demand and as it tries to open new markets for its products. If a third party should infringe on any of HollySys’ intellectual property rights, it may need to devote significant time and financial resources to attempt to halt the infringement, and it may not be successful in such a dispute. Similarly, in the event of an infringement claim against HollySys, it may be required to spend a significant amount of time and financial resources to resolve the claim. It may not be successful in defending its position or negotiating an alternative. Any litigation could result in substantial costs and diversion of its management resources and could materially and adversely affect its business and operating results.

HollySys may develop new products that do not gain market acceptance, which would result in the failure to recover the significant costs for design and manufacturing services for new product solutions, thus adversely affecting operating results.

HollySys operates in an industry characterized by increasingly frequent and rapid technological advances, product introductions and new design and manufacturing improvements. As a result, it must expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and enhancing its design and manufacturing processes and techniques. It may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. HollySys could, therefore, incur significant costs for design and manufacturing services for new product solutions that do not generate a sufficient return on that investment, which would adversely affect its future operating results. HollySys’ future operating results will depend significantly on its ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities of third party suppliers.

If HollySys is not able to apply new technology in its products or develop new products, it may not be able to stay competitive in a changing industry to meet customers’ needs.

HollySys success depends, in significant part, on its ability to develop products and services that customers will accept. It may not be able to develop successful new products in a timely fashion. Its commitment to customizing products to address particular needs of its customers could burden its resources or delay the delivery or installation of its products. If there is a fundamental change in its industry, some of HollySys’ products could become obsolete and it may need to develop new products rapidly.

HollySys’ plans to enter the international automation market may not prove successful, and capital, resources and management’s time and attention would have been diverted to such plans for the international market instead of focusing on the domestic Chinese market.

To date HollySys has conducted nearly all of its business within China. However, it has plans to enter international markets in the near future. While the manner in which HollySys plans to do so will likely not involve large amounts of capital and resources, it will require meaningful amounts of management time and attention. HollySys’ products and its overall approach to the automation and controls system business may not be accepted in other markets to the extent needed to make that effort profitable. In addition, the additional demands on its management from these activities may detract from their efforts in the domestic Chinese market, causing the operating results in its principal market to be adversely affected.

HollySys may not be able to retain, recruit and train adequate management and production personnel, and increased competition for qualified personnel in China could result in an increase in wages that HollySys may not be able to offer in order to stay competitive.

HollySys success is dependent, to a large extent, on its ability to retain the services of its executive management personnel, who have contributed to its growth and expansion. The executive directors play an important role in the operations of HollySys and the development of its new products. Accordingly, the loss of their services, in particular Dr. Wang Changli, without suitable replacement, will have an adverse affect on its operations and future prospects.

In addition, HollySys’ continued operations are dependent upon its ability to identify and recruit adequate engineering and production personnel in China. It requires trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. With the current rate of economic growth in China, competition for qualified personnel will be substantial. The favorable employment climate may not continue and the wage rates HollySys must offer to attract qualified personnel may not enable it to remain competitive internationally.

Because our operations will be international, we will be subject to significant worldwide political, economic, legal and other uncertainties.

Upon consummation of the proposed transaction, we will be incorporated in the BVI and will have our principal operations in China. Because HollySys manufactures all of its products in China, substantially all of the net book value of our total consolidated fixed assets will be located there. While until now nearly all of HollySys’ sales have been within China, it is expanding its efforts to sell them internationally as well. As a result, HollySys expects to have receivables from and goods in transit outside of China in the near future. Protectionist trade legislation in the U.S. or other countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect HollySys’ ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers.

HollySys is also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. It is subject to laws and regulations governing its relationship with its employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. HollySys is subject to significant government regulation with regard to property ownership and use in connection with its leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact its profits and operating results.

Because HollySys plans to increase the amount of international business it conducts and may use currencies other than the Renminbi, HollySys may experience a decrease in earnings because of the fluctuation of the Renminbi against other currencies.

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. While the official exchange rate had remained stable over the past several years, the PRC recently adopted a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Since HollySys is planning to increase the amount of business that it conducts internationally, and may use currencies other than the Renminbi, any fluctuation in the value of the Renminbi could have various adverse effects on its business.

Foreign exchange regulations in the PRC may affect HollySys’ ability to pay dividends in foreign currency or conduct other foreign exchange business.

Renminbi, or RMB, is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange (“SAFE”), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises (such as Hangzhou HollySys) are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. After the consummation of the acquisition of Beijing HollySys stock by Gifted Time Holdings from the Gifted Time Stockholders, Beijing HollySys will change from a domestic company to a Foreign Invested Enterprise that is qualified to apply for the “Foreign Exchange Registration Certificate.” The current foreign exchange measures may be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. In that case, if HollySys intended to distribute profits outside of the PRC, it might not be able to obtain sufficient foreign exchange to do so.

Gifted Time Holdings is subject to Notice 75 promulgated by SAFE, which requires PRC residents to apply for Foreign Exchange Investment Registration before establishing or controlling an Overseas Special Intention Company (“OSIC”). If the PRC residents that are parties to the stock purchase agreement do not establish and maintain the Foreign Exchange Investment Registration for Gifted Time Holdings, then Gifted Time Holdings may be prohibited from acquiring the domestic assets or shares from the PRC residents and Beijing HollySys may not distribute profits or proceeds from a liquidation or pay bonuses to the OSIC outside of the PRC.

On October 21, 2005, SAFE promulgated Notice 75, Notice on Issues concerning Foreign Exchange Management in PRC Residents’ Financing and Return investments through Overseas Special Intention Company. Notice 75 provides that PRC residents must apply for Foreign Exchange Investment Registration before establishing or controlling an OSIC, which is defined by Notice 75 as a foreign enterprise directly established or indirectly controlled by PRC residents for foreign equity capital financing with their domestic enterprise assets and interests. Gifted Time Holdings would be considered an OSIC following the stock purchase transaction. Notice 75 would require the PRC residents notify SAFE of changes in ownership interests held by the OSIC (such as the acquisition of Beijing HollySys) if PRC residents either directly contributed their domestic assets or shares into the OSIC, or processed foreign equity capital financing after directly contributing their domestic assets or shares into the OSIC.

Beijing HollySys will also be required to obtain approval from the PRC ministry of Commerce to become a foreign investment company and will have to register with the Beijing Administrative Bureau of Industry and Commerce.

Pursuant to Notice 75, Beijing HollySys is prohibited, among other things, from distributing profits or proceeds from liquidation or paying bonuses to the OSIC outside of the PRC if the PRC residents who contributed their interests in a domestic company to an OSIC have not completed or do not maintain the Foreign Investment Exchange Registration. As a result, if the stockholders who hold the 74.11% interest in Beijing HollySys fail to complete the foreign investment exchange registration process by filing the required documents with SAFE, Gifted Time Holdings may not be able to receive any profits, bonuses or proceeds from liquidation from Beijing HollySys.

HollySys will be subject to various tax regimes, so any change in tax laws and regulations in any one of the relevant jurisdictions may result in reduced profitability and an increase in tax liabilities.

Upon consummation of the stock purchase transaction, we will have operations in the PRC and subsidiaries in the PRC and the BVI, and to the extent HollySys expands to other emerging markets we would have operations in other jurisdictions. We will be subject to the tax regimes of the countries where we have operations or subsidiaries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

Following the share purchase, a limited number of stockholders will collectively own over 77% of our common stock and may act, or prevent certain types of corporate actions, to the detriment of other stockholders.

Immediately after the consummation of the share purchase transaction, the former holders of Gifted Time Holdings will own more than 77% of our outstanding common stock. Accordingly, these stockholders (some of whom serve as, or are affiliated with, our directors and officers) may, if they act together, exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could increase if the earnout shares are issued. If all of the earnout shares are issued as additional consideration to the Gifted Time Stockholders (which would occur, if ever, from 2007 through 2010) and assuming there are no other issuances of shares, then the Gifted Time Stockholders will own approximately 82% of the issued and outstanding common stock of HLS, and existing Chardan stockholders will own approximately 18% of the issued outstanding common stock of HLS. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our stockholders.

There may not be an active, liquid trading market for our common stock, and the trading price for our common stock may fluctuate significantly.

Our common stock is currently traded on the Over the Counter Bulletin Board. While we have filed an application for listing on The Nasdaq Global Market, our listing application may not be accepted. If we do not succeed in securing a listing on the NASDAQ Global Market, it could limit the ability to trade our common stock and result in a reduction of the price that can be obtained for shares being sold.

Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the Nasdaq Global Market we will always be able to meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the Nasdaq Global Market listing requirements could result in the delisting of our common stock from the Nasdaq Global Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

Chardan's Board approved the transaction without obtaining a fairness opinion.

Based upon the directors' extensive experience in performing due diligence of acquisition targets and in valuing companies, Chardan did not obtain a fairness opinion with respect to the stock purchase transaction. If the Chardan Board erred in concluding that the Stock Purchase Agreement is in the best interest of the Chardan stockholders, then the Chardan stockholders will suffer adverse consequences associated with the consummation of the transaction. In the event of litigation over the Board's exercise of its fiduciary duties, Chardan may be required to indemnify its directors. At a minimum, any litigation would divert management's time and attention from completing the transactions described herein, and would likely also involve the expenditure of substantial amounts for legal fees.

We may not pay cash dividends, so the liquidity of a stockholder’s investment depends on his or her ability to sell the stock at an acceptable price, and the market price of the stock may fluctuate greatly.

We have never paid any cash dividends on our common stock, and we may not pay cash dividends in the future. Instead, we expect to apply earnings toward the further expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement/prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, the safe-harbor provisions of that act do not apply to statements made in this proxy statement/prospectus. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to the Chardan stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Chardan or Gifted Time Holdings in its forward-looking statements, including among other things:

•	the number and percentage of Chardan stockholders voting against the stock purchase proposal;

•	changing interpretations of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Gifted Time Holdings and the HollySys Operating Companies are engaged;

•	fluctuations in customer demand;

•	management of rapid growth;

•	timing of approval and market acceptance of new products;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. All forward-looking statements included herein attributable to any of Chardan, HollySys or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Chardan and HollySys undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the adoption of the stock purchase agreement you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus could have a material adverse effect on Chardan, Gifted Time Holdings, the HollySys Operating Companies or the combined company.

THE CHARDAN SPECIAL MEETING

Chardan Special Meeting

We are furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the Chardan board of directors for use at the special meeting in connection with the proposed stock purchase, redomestication merger and stock option plan. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

We will hold the special meeting at ____ a.m., Pacific Time, on ____________, 2006 at 625 Broadway, Suite 1111, San Diego, California 92101, to vote on the proposals to approve the stock purchase agreement, the redomestication merger and stock option plan.

Purpose of the Special Meeting

•	At the special meeting, we are asking holders of Chardan common stock to:

•	approve the stock purchase proposal;

•	approve the redomestication merger proposal; and

•	approve the stock option proposal.

The Chardan board of directors:

•	has unanimously determined that the stock purchase proposal, the redomestication merger proposal and the stock option proposal are fair to and in the best interests of Chardan and its stockholders;

•	has unanimously approved the stock purchase proposal, the redomestication merger proposal and the stock option proposal;

•	unanimously recommends that Chardan common stockholders vote “FOR” the proposal to adopt the stock purchase agreement,

•	unanimously recommends that Chardan common stockholders vote “FOR” the proposal to redomesticate in the British Virgin Islands; and

•	unanimously recommends that Chardan common stockholders vote “FOR” the proposal to adopt the stock option plan.

Record Date; Who is Entitled to Vote

The “record date” for the special meeting is ____________, 2006. Record holders of Chardan common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 7,000,000 outstanding shares of Chardan common stock.

Each share of Chardan common stock is entitled to one vote per share at the special meeting.

Pursuant to agreements with Chardan, any shares of Chardan common stock held by stockholders who purchased their shares of common stock prior to the initial public offering (except for shares those holders may have purchased in the public market) will be voted in accordance with the majority of the votes cast at the special meeting on the stock purchase and redomestication merger proposals.

Chardan’s outstanding warrants do not have any voting rights, and record holders of Chardan warrants will not be entitled to vote at the special meeting.

Voting Your Shares

Each share of Chardan common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Chardan common stock that you own.

There are three ways to vote your shares of Chardan common stock at the special meeting:

•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Chardan board “FOR” the adoption of the stock purchase proposal, the redomestication merger proposal, and the stock option plan proposal.

•
You can vote by telephone or on the internet by following the telephone or Internet voting instructions that are included with your proxy card. If you vote by telephone or by the Internet, you should not return the proxy card.

•
You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

If you do not vote your shares of Chardan Common Stock in any of the ways described above, it will have the same effect as a vote against the adoption of the stock purchase proposal and the redomestication merger proposal, but will not have the effect of a demand of conversion of your shares into a pro rata share of the trust account in which a substantial portion of the proceeds of Chardan’s initial public offering are held or a demand for appraisal rights under Delaware law.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your Chardan common stock, you may call Dr. Richard D. Propper, Chardan’s chairman, (619) 795-4627.

Broker Non-Votes.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in “street name”) but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors and ratification of auditors. The matters currently planned to be considered by the shareholders are not routine matters. As a result, brokers can only vote the Chardan shares if they have instructions to do so. Abstentions and broker non-votes will not be counted in determining whether the proposals to be considered at the meeting are approved.

No Additional Matters May Be Presented at the Special Meeting

This special meeting has been called only to consider the adoption of the stock purchase proposal, the redomestication merger proposal and the stock option proposal. Under Chardan’s by-laws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting, if they are not included in the notice of the meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	You may send another proxy card with a later date;

•	You may notify Dr. Propper, Chardan’s chairman, in writing before the special meeting that you have revoked your proxy; and

•	You may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Vote Required

The presence, in person or by proxy, of a majority of all the outstanding shares of common stock constitutes a quorum at the special meeting. Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Chardan but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld by the broker (“broker non-votes”). If you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on the proposals to approve the stock purchase, the redomestication merger or the stock option plan.

The approval of the stock purchase and redomestication merger proposals will require the affirmative vote of the holders of a majority of the Chardan common stock outstanding on the record date. Because each of these proposals require the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote, abstentions and shares not entitled to vote because of a broker non-vote will have the same effect as a vote against the proposal. Under Chardan’s Certificate of Incorporation, approval of the stock purchase also requires approval of a majority of the shares issued in Chardan’s initial public offering in August 2005. Since stockholders of Chardan prior to the initial public offering have agreed to vote their shares in accordance with the vote of a majority of the shares issued in the initial public offering, the required approval of a majority of shares outstanding will be achieved if, and only if, a majority of the shares issued in the initial public offering vote in favor of the proposals.

For consummation of the stock purchase agreement, the redomestication merger proposal must be approved by the stockholders. For the redomestication merger to be implemented, the stock purchase proposal must be approved by the stockholders.

The approval of the stock option plan will require the affirmative vote of a majority of the Chardan common stock present and entitled to vote at the meeting. Abstentions are deemed entitled to vote on the proposal, therefore, they have the same effect as a vote against the proposal. However, broker non-votes are not deemed entitled to vote on the proposal, so, they will have no effect on the vote on the proposal.

Conversion Rights

Any stockholder of Chardan holding shares of common stock issued in Chardan’s initial public offering who votes against the stock purchase proposal may, at the same time, demand that Chardan convert his or her shares into a pro rata portion of the trust account as of the record date. If the stockholder makes that demand and the stock purchase is consummated, Chardan will convert these shares into a pro rata portion of funds held in the trust account plus interest, as of the record date. A stockholder who has not properly exercised conversion rights may still exercise those rights prior to the special meeting by submitting a later dated proxy, together with a demand that Chardan convert his or her shares. After the special meeting, a Chardan stockholder may not exercise conversion rights or correct invalidly exercised rights.

The closing price of Chardan’s common stock on ____________, 2006 (the record date) was $_____ and the per-share, pro-rata cash held in the trust account on that date was approximately $_____. Prior to exercising conversion rights, Chardan stockholders should verify the market price of Chardan’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights, if the market price per share is higher than the conversion price.

If the holders of 1,150,000 or more shares of common stock issued in Chardan’s initial public offering (an amount equal to 20% or more of these shares), vote against the stock purchase and demand conversion of their shares, Chardan will not be able to consummate the stock purchase.

If you exercise your conversion rights, then you will be exchanging your shares of Chardan common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the effective time of the stock purchase and then tender your stock certificate to the combined company. Exercise of conversion rights will not affect any warrants held by that stockholder.

 Appraisal Rights

Under Delaware corporate law, the redomestication merger of Chardan with HLS causes the stockholders of Chardan to have appraisal rights. This right is separate from the conversion rights of the holders of shares of Chardan common stock issued in the initial public offering. However, because the exercise of the appraisal rights and the conversion rights both require a tender of the holder’s shares to Chardan, only one right may be elected in respect of the shares. If the redomestication merger is consummated, Chardan stockholders who choose not to vote in favor of the redomestication merger will have the right to elect an appraisal of the fair market value of their shares of Chardan common stock, and to receive the fair market value of such shares in lieu of the consideration contemplated by the redomestication merger and the merger agreement, in accordance with the provisions of Section 262 of the Delaware General Corporation Law. Unlike conversion rights in which the stockholder will receive a pro rata portion of the trust account as of the record date, stockholders who elect to exercise their appraisal rights will receive a value for their shares that is determined by an appraisal made by the Delaware Court of Chancery. Failure to properly exercise appraisal rights before the special meeting will result in loss of these rights. Exercise of appraisal rights will not affect any warrants held by that stockholder. See “The Chardan Redomestication Merger - Appraisal Rights” for more information about appraisal rights.

 Solicitation Costs

Chardan is soliciting proxies on behalf of the Chardan board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Chardan and its respective directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. In addition, the representatives and officers of HollySys are soliciting proxies and may solicit proxies in person, by telephone or by other electronic means. These persons will not be paid for these solicitation activities.

Chardan has not hired a firm to assist in the proxy solicitation process, but may do so if it deems this assistance necessary. Chardan will pay all fees and expenses related to the retention of any proxy solicitation firm.

Chardan will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Chardan will reimburse them for their reasonable expenses.

Stock Ownership

At the close of business on the record date, Dr. Richard D. Propper, Kerry S. Propper, Jiangnan Huang, and Li Zhang, beneficially owned and were entitled to vote approximately 1,250,000 shares of Chardan common stock, or approximately 17.9% of the then outstanding shares of Chardan common stock, which includes all of the shares held by the directors and executive officers of Chardan and their affiliates. Those persons, who were stockholders of Chardan prior to its initial public offering of securities, have agreed to vote their shares (except for any shares they may have acquired in the public market) on the stock purchase and redomestication merger proposals in accordance with the majority of the votes cast by the holders of shares issued in Chardan’s initial public offering.

Fairness Opinion

Chardan did not obtain a fairness opinion in respect of the acquisition of HollySys or the redomestication merger.

CONSIDERATION OF THE STOCK PURCHASE TRANSACTION

The following discussion of the principal terms of the stock purchase agreement dated February 2, 2006 among Chardan and the Gifted Time Stockholders is subject to, and is qualified in its entirety by reference to, the stock purchase agreement, as amended. A copy of the stock purchase agreement, as amended, is attached as an annex to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference.

General Description of the Stock Purchase

Pursuant to the stock purchase agreement, Chardan has established a wholly owned subsidiary, HLS Systems International Ltd., under the laws of the British Virgin Islands, and Chardan will merge with and into HLS concurrently with the closing of the stock purchase. HLS will be the surviving entity, and the separate corporate existence of Chardan will cease at the effective time of the merger. Simultaneously with the merger, HLS will purchase all of the issued and outstanding stock of Gifted Time Holdings, which in turn will own, or will have acquired the rights to control, 74.11% of the outstanding stock of Beijing HollySys Co., Ltd. and 89.64% of the outstanding stock of Hangzhou HollySys Automation Co., Ltd., including 29.64% owned by virtue of the fact that Beijing HollySys owns 40% of Hangzhou HollySys. We refer to HLS Systems International Ltd., after giving effect to completion of the stock purchase, as “HLS” or “the combined company.” As a result of the stock purchase, the former owners of Gifted Time Holdings will own approximately 77% of the outstanding shares of the combined company’s common stock, assuming no conversions or exercise of appraisal rights and before any issuance of shares pursuant to the earn out provisions of the stock purchase agreement. If HLS issues the additional earnout shares as additional consideration to the Gifted Time Stockholders, then the Gifted Time Stockholders will own approximately 82% of the issued and outstanding common stock of HLS, and existing Chardan stockholders will own approximately 18% of the issued outstanding common stock of HLS. None of the foregoing percentages reflects the effect that an exercise of the currently outstanding warrants would have.

The parties to the stock purchase agreement include Shanghai Jinqiaotong Industrial Development Co., Wang Changli, Cheng Wusi, Lou An, Team Spirit Industrial Limited and OSCAF International Co. Ltd. Shanghai Jinqiaotong Industrial Development Co., Wang Changli, Cheng Wusi and Lou An are stockholders of Beijing HollySys, and Team Spirit and OSCAF are stockholders of Hangzhou HollySys. Shanghai Jinqiaotong owns 20% of the total shares of Beijing HollySys. Wang Changli, Cheng Wusi and Lou An respectively own 14.23%, 30% and 9.88% of the total shares of Beijing HollySys. Wang Changli, Cheng Wusi and Lou An entered into a voting agreement in which Lou An and Cheng Wusi agreed to vote in concert with Wang Changli during the period from December 1, 2004 to December 31, 2006. On July 15, 2005, Shanghai Jinqiaotong entered into an Acknowledgement Letter in which it agreed to completely accept and follow the terms and conditions of the Voting Agreement signed by Wang Changli, Cheng Wusi and Lou An. Team Spirit and OSCAF each owned 30% of the total shares of Hangzhou HollySys, and both parties transferred their entire equity interest in Hangzhou HollySys to Gifted Time Holdings pursuant to share transfer agreements executed on January 12, 2006 in exchange for stock in Gifted Time Holdings.

Background of the Stock Purchase

The terms of the stock purchase agreement are the result of arm’s-length negotiations between representatives of Chardan and the Gifted Time Stockholders. The following is a brief discussion of the background of Chardan’s efforts to identify potential candidates for a business combination, the selection of HollySys, and the negotiation of the stock purchase agreement and related transactions.

The Candidate Identification Process

Chardan was formed on March 10, 2005 to serve as a vehicle to accomplish a business combination with an unidentified operating business in the PRC that has its primary operating facilities located in any city or province north of the Yangtze River. Chardan completed an initial public offering on August 10, 2005, in which it raised net proceeds of approximately $30 million. Of these net proceeds, approximately $29.8 million were placed in a trust account immediately following the initial public offering and, in accordance with Chardan’s Certificate of Incorporation, will be released either upon the consummation of a business combination or upon the liquidation of Chardan. Chardan must liquidate unless it has consummated a business combination by February 10, 2007. If a letter of intent, agreement in principle or a definitive agreement to complete a business combination was executed but the transaction was not consummated prior to February 10, 2005, then it is not required to liquidate unless the business combination contemplated by such letter of intent, agreement in principle or definitive agreement is not consummated by August 10, 2007.

In mid-August 2005, promptly after completing Chardan’s public offering, the officers and directors of Chardan traveled to China to begin the initial interviewing and screening process to locate a company with which to effect a business combination, both with regard to Chardan and Chardan South China Acquisition Corporation (“Chardan South”), which has the same management team and board as Chardan. Chardan initially sought to identify acquisition candidates principally through the efforts of Jiangnan Huang and Li Zhang, officers and directors of Chardan. Both of these persons have extensive contacts throughout the business and legal community in the PRC.

In addition, Chardan began looking at companies introduced by both the Guantao Law Firm (“Guantao”) and Chum Investment Corporation (“Chum”), among others. Chum is a China-based investment firm engaged in private equity investment and financial advisory services focused on assisting companies with fund raising and going public. They help Chinese companies in need of capital to acquire it, and they help to facilitate transactions among companies. Its business scope is not limited to any stock exchange market or financing products.

Chum had introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp. (now Origin Agritech, Ltd.), another blank check company that successfully concluded a business combination with State Harvest Holdings, Ltd. on November 8, 2005. Chardan China Acquisition Corp. had the same officers and directors as Chardan has. Chum became aware of Chardan’s public offering information from Chardan’s S-1, filed in May of 2005. During a brief discussion of the filing, Chardan told Chum that Chum should provide no information to Chardan’s management about any potential targets before the S-1 became effective, and neither Chum nor anyone else provided Chardan with the identity of or any information about candidates until after Chardan’s public offering was concluded.

As part of its ongoing business activities, Chum continued to seek out Chinese companies as clients for its services involving fund raising and assisting those clients in going public. At the time that Chardan’s public offering closed on August 10, 2005, Chum had as clients three Chinese companies that had an interest in a business combination with a blank check company, and upon the arrival of Chardan’s management team in China in mid-August 2005, Chum introduced those companies to Chardan. One of them was HollySys, another was a tire manufacturing company and the third was a china manufacturer. Chardan held several discussions with the tire manufacturer before it was determined not to be a suitable candidate for a business combination. The discussions with the china manufacturer did not progress beyond the preliminary stage.

Based on information provided to Chardan by Chum, HollySys had been known to Chum since January 2005, when Chum approached HollySys to discuss an investment by Chum in HollySys. In the course of those discussions Chum learned that HollySys was actively considering various means by which it could become a public company. As a result, the discussions between Chum and HollySys included not only the terms of Chum’s private investment, but also an exploration of how Chum might assist HollySys in going public. Included in those discussions were the concepts of an initial public offering, a reverse merger with a shell company and the idea of a business combination with a blank check company.

At no time, either prior to August 10, 2005 or until now, has Chum acted on behalf of Chardan, either directly or indirectly, and if the transactions contemplated in the stock purchase agreement close, Chum will not receive a finder’s fee or other consideration from Chardan. On October 15, 2005, Chum entered into a consulting agreement with HollySys to assist in going public. Chum will be entitled to compensation from HollySys pursuant to that consulting agreement if the business combination between HollySys and a blank check company is concluded.

In anticipation of the effective date of its IPO registration statement, Chardan’s management team made general plans to travel to China in mid-August 2005 to begin the process of considering possible candidates for a business combination. Chum helped to arrange meetings between Chardan and the candidates it was proposing to Chardan during an approximately ten-day trip to China by Chardan’s officers in mid-August 2005, but the nature and even the names of any candidates that Chum intended to propose were not disclosed to Chardan’s management until after they arrived in China.

Chardan first learned that Chum was proposing a business combination between HollySys and a blank check company only after the officers of Chardan arrived in China on August 13, 2005. At that time, the list of meetings to be held on the trip was discussed, and HollySys was on that list. Other companies that Chardan met with during that trip, not all of which came to it through Chum, included the following: a company that developed home centers and leased space in them to various furniture, appliance and other franchises; a tire manufacturing company; a company that provided coatings for thin film transistor displays that increased the viewing angle of the displays; a liquid crystal display backlight company; a medical equipment manufacturing company; a biotech pharmaceutical company; and a home shopping company.

In the course of the initial meetings with potential business combination candidates, the discussions focused on general introductions of Chardan to the target and the target to Chardan. The experience of Chardan’s principals in working with Chinese businesses was a principal topic of discussion, as was the nature of a blank check company and the nature of the opportunity that Chardan could offer to a Chinese operating company. The information obtained from the potential candidates during those meetings generally consisted of a history of the company’s operations, a description of its ownership structure, its financial performance for the past three years and its future prospects. There was also general discussion regarding the candidate’s need for and use of the additional capital that an exercise of Chardan’s outstanding warrants would generate, as well as the requirements for completing a transaction between the two companies, such as three years of US GAAP-audited financial statements and the process of obtaining SEC approval of a registration statement and proxy materials and the stockholder vote.

The initial meeting between the management of HollySys and Chardan occurred on August 17, 2005 at the facilities of HollySys in Beijing. Those attending that meeting included the officers and directors of Chardan, the Chairwoman of HollySys, Qiao Li, the CEO of HollySys, Dr. Wang Changli, representatives of Chum, including Song Xuesong and Mark Xue, representatives of Guantao Law Firm, including Sun Dongying, and additional representatives of Chardan, including Daniel Beharry, Mark Brewer and Mark Perry.

The focus of that meeting was on introducing the parties to each other. In that meeting the management of HollySys demonstrated familiarity with the manner in which the State Harvest Holdings transaction was being done and indicated receptivity to such a structure, after having previously considered and dismissed other opportunities to go public in markets other than in the U.S. Chardan’s team was generally impressed with HollySys, based on the extent of its accomplishments, the professionalism of its management and the excellent English skills of its CEO, Dr. Wang Changli, a factor that Chardan’s management considered to be important to keeping the investing public fully apprised of developments occurring with the company. Prior to departing China on that trip, the principals and advisors of Chardan conferred, and they all agreed that the most promising candidate for a business combination among the companies seen on that trip was HollySys, and that initial efforts should focus on HollySys. In furtherance of that, a second meeting was held between the principals of Chardan and those of HollySys, including representatives from Chum and Guantao, on August 22, 2005 before Chardan’s principals concluded their trip to China.

The focus on HollySys remained after Kerry Propper, a member of Chardan’s board and management team, conducted a follow up trip to China later in August. The companies with which Mr. Propper and Jiangnan Huang, another of Chardan’s officers and directors, met during that trip included the following: an educational software company focusing on personal and family software, software for teachers and administrators in primary and middle schools and educational software for colleges and universities; a media investment company engaged in real estate development, hotel operation, publication of various advertisements in its own media, designing and printing, sales of advertised products and information services; a company that provides services to the cartoon industry in China and serves as a bridge between Chinese and overseas companies, deriving revenues from fee-generating conferences, contracts with various domestic and international cartoon companies and from sales of their own cartoons; and a company that produced a chemical that enhances the process of oil extraction by increasing the yield from a well after all oil that is accessible using conventional means has been pumped out. In addition to Messrs. Propper and Huang, Mark Perry, an associate of Mr. Propper, and the CEO of each of the companies and one or more members of their staffs were present during the meetings. Following Mr. Propper’s departure from China, Messrs. Huang and Perry also met with a petrochemical company in early September.

The Role of Greatace

To assist Chardan in evaluating companies in the PRC, Chardan had Jiangnan Huang, an officer and director of Chardan, contact Greatace Consultants Limited (“Greatace”), a Chinese business acquisition consulting firm, on August 28, 2005. Mr. Huang was familiar with Mr. Rong Deng, the chief executive of Greatace, through a common friend, but Chardan, its officers and directors have no other relationship with or connection to Greatace. On September 1, 2005, Chardan engaged Greatace to assist it in preparing background investigations, industry analysis and due diligence reports, among other things, on potential acquisition candidates. Chardan did not retain Greatace to identify candidates for a business combination, and Greatace did not propose any such candidates to Chardan. Under the terms of the agreement, Greatace will be paid a total of $200,000, payable in four installments. The first three installments of $22,200, $22,200 and $22,300 have been paid as milestone payments for a due diligence report on the first company that Chardan targeted as an acquisition candidate. The remaining $133,300 will be paid upon the successful consummation of a business transaction with an operating entity in the PRC.

Chardan engaged Greatace to provide services, including assisting in preparing and executing required confidentiality, market stand-off and similar agreements and compiling preliminary information about potential merger candidates. After a primary candidate was chosen, Greatace would perform financial due diligence and analysis; recommend acquisition structures; assess the available information about the potential target and work with accountants and legal staff to prepare for a business combination, including agreement negotiation.

Chardan, using information it had acquired during its meetings and afterward, selected five companies as potential candidates for a business combination, and Chardan requested preliminary reports from Greatace evaluating the potential targets. Those preliminary reports included general information about the companies (e.g., the nature of their business, the markets in which they operated and basic financial information provided by management). On October 7, 2005, Greatace and the Chardan team held a meeting to review the data collected on various potential targets and to meet with representatives of some of these companies. On the basis of the information provided by Greatace in the review and meetings, in October 2005 Chardan selected HollySys as the primary candidate with which to pursue an agreement, and Greatace was directed to compile a due diligence report on HollySys. Chardan and Greatace both received an industry analysis that HollySys itself had commissioned. The activities of Greatace with regard to other candidates did not progress beyond the initial information presented at the October 7 meeting.

The first draft of the Greatace due diligence report on HollySys was delivered to Chardan on November 30, 2005. That report was expanded and revised, and Chardan received a revised report on December 8, 2005. A description of the contents of the due diligence report is provided below under the heading “Board Consideration and Approval of the Transaction.”

History of Discussions between HollySys and Chardan Capital

Chardan representatives first met with HollySys’ President, Dr. Wang Changli and Chairman, Madame Qiao Li, on August 17, 2005, as described above. The parties met again on August 22, 2005, during which meeting Chardan’s management expressed a strong interest in a business combination with HollySys. During that meeting the parties explored the differences in structure between Chardan China Acquisition Corp. (with which HollySys was very familiar) and Chardan, and there were preliminary discussions regarding the economic terms of a business combination between HollySys and Chardan. Thereafter, the parties remained in regular contact through occasional phone calls and email communications, both directly and through their respective representatives (i.e., with Chum as the representative of HollySys).

The first meeting to discuss the specific terms of this transaction was held on October 10, 2005, in Beijing, China. Participants in that meeting included Dr. Propper and Messrs. Propper, Zhang and Huang on behalf of Chardan, Madame Qiao Li and Dr. Wang Changli for HollySys, and Xuesong Song and Mark Xue of Chum. The discussions continued the exchange of information between the parties, and Chardan suggested the general structure and terms of an acquisition by Chardan. In addition, the parties discussed preliminary issues of due diligence, exchange of information and pricing. At the time, Chardan was restricted in its ability to enter into an arrangement with HollySys pending the closing of the transaction by Chardan China Acquisition Corp., a fact that had been made known to HollySys management previously. As a result, the parties included in their discussions the possibility that HollySys would become a candidate for a transaction with Chardan China Acquisition Corp. instead, in the event the transaction with State Harvest Holdings was not approved by Chardan China Acquisition Corp.’s shareholders.

On November 18 and 19, 2005, subsequent to the Chardan China Acquisition Corp. stockholder approval of the transaction with State Harvest Holdings, Dr. Propper, Mr. Huang and Mr. Zhang from Chardan, the Gifted Time Stockholders, Xuesong Song, a principal of Chum Investment Corporation which beneficially holds an interest in HollySys through Shanghai Jinqiatong Industrial Development Co. Ltd., met in Beijing for further discussions about the respective businesses and terms of the transaction. The parties were in general agreement about the acquisition terms, but at this meeting they began to discuss various specifics and raised several topics related to the acquisition and disclosure process. Among the matters discussed during these meetings were greater details of the organization of HollySys, the nature of the restrictions on transfer of certain stock holdings in HollySys and the use of consignment agreements as a means of effecting a change in control, the nature and basis for HollySys’ projections of future growth, the economics of the transaction for the Gifted Time Stockholders, the status of the HollySys audit and the likely timing of a transaction.

After these discussions on November 18 and November 19, 2005, Chardan developed and transmitted to HollySys a draft non-binding memorandum of understanding, which the parties subsequently negotiated via email and telephone. They entered into that memorandum on November 27, 2005. This memorandum set forth the following with respect to the terms on which Chardan would acquire a controlling interest in HollySys:

•	the reorganization of HollySys, which was to take into account the best tax arrangements for all parties;

•	the consideration to be paid for HollySys, which is reflected in the stock purchase agreement;

•	the terms of the additional consideration to be paid over time based on performance criteria;

•	the desire for a stock option plan; and

•	the inclusion of certain Gifted Time Stockholders on the board of directors of the surviving corporation.

In determining the consideration to be paid to the Gifted Time Stockholders as part of the transaction, Chardan management relied primarily on the earnings history and projections for HollySys. In that regard, the price-to-earnings ratio of several publicly traded companies that are competitors of HollySys, such as Siemens, Honeywell and ABB, were examined. A more complete description of the valuation process that Chardan’s management conducted is provided below at under the heading “Satisfaction oft he 80% Test.” Due to the uncertainty associated with any valuation that relies on expectations of future performance, the parties agreed that the consideration to be paid to the Gifted Time Stockholders would have a variable component, labeled in the stock purchase agreement as the incentive shares. If HollySys meets the earnings expectations of the Gifted Time Stockholders for fiscal years 2007 through 2010, Chardan agreed that the business would have greater value, and that the amount paid for the interest it was acquiring in HollySys should be greater. Thus, if earnings targets in each of those four years are met, the Gifted Time Stockholders will receive additional stock. If the target is missed in any one or more years, the additional stock for those years will not be earned. Chardan management believes this variable component of the consideration is protective of the interests of its stockholders.

Promptly after the execution of the memorandum of understanding, Chardan’s United States counsel prepared a draft of the stock purchase agreement and sent it to counsel for HollySys, the Guantao Law Firm, and to others in the working group, which included Chum, Daniel Beharry and Mark Brewer, the latter two being representatives of Chardan. In addition, the Chinese counsel of Chardan consulted with Chinese counsel for HollySys and commenced discussion of the structure of the transaction and the anticipated steps to be completed under Chinese law before final agreement could be reached.

During the period between November 28, 2005 and December 10, 2005, counsel and other members of the working group exchanged emails about various points in the agreements and continued to modify them and exchanged drafts of documents. Counsel and the accountants for all the parties conducted legal and financial due diligence and negotiated points in the agreements throughout this period. During this period, representatives of Chardan and HollySys also continued the due diligence, as contemplated in the MOU. In particular, Greatace delivered its initial draft of a due diligence report on November 30 and provided a revision on December 8, 2005.

On December 10, 2005, there was a meeting at the San Diego offices of Chardan’s United States counsel, DLA Piper Rudnick Gray Cary to negotiate the final terms of the stock purchase agreement. Dr. Propper and Mr. Zhang of Chardan and Chardan’s United States counsel attended the meetings in person, along with Daniel Beharry and Mark Brewer. Dr. Wang Changli and Madame Qiao Li of HollySys, Mr. Song Xuesong, executive director of Chum Investment Corporation and his associate, Mark Xue, attended as advisors to HollySys, and Mr. Cui and Mr. Sun, partners of Guantao Law Firm, counsel to HollySys, attended the meetings as well. Substantial progress was made on the agreement at that time, including such topics as board of directors’ membership, agreement on the means for determining the amount of the cash consideration that would be deferred and a number of other drafting points that remained open at that time.

In addition to the subjects discussed above, during the December 10, 2005 meeting Dr. Propper and counsel for Chardan reviewed with representatives of HollySys the obligations of being a U.S. reporting company, including compliance with the reporting requirements of the federal securities laws and restrictions on insider trading, accounting procedures and Sarbanes Oxley requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations, NASDAQ compliance and transfer agent requirements. Dr. Wang asked if Chardan Capital LLC could assist the post-transaction company in meeting the various requirements until management and the service providers in the PRC were familiar with the rules and regulations and public company demands. In the course of that December 10 meeting, a consulting arrangement for Chardan to provide support to HollySys post-transaction was agreed to. Because it is to last only until the HollySys management is familiar with the requirements of being public, the arrangement will be terminable at HollySys’ discretion, without penalty. The monthly fee was determined to be $30,000, subject to change by agreement of the parties. This arrangement has not yet been reduced to a written agreement, and it will not take effect until a transaction between Gifted Time Stockholders and Chardan is concluded.

On December 19, 2005, representatives of Greatace met with the board of directors of Chardan to present their due diligence report and their analysis of the business that HollySys operates. At the meeting were all the board members of Chardan and Mr. Gu Robert, representing Greatace, who made the report. Finding the results of the due diligence report to have satisfactorily confirmed Chardan’s management’s prior understandings regarding the business of HollySys, the Chardan board of directors unanimously resolved to proceed with the acquisition process and continue to work towards execution of a definitive stock purchase agreement.

The parties continued to exchange revisions to the stock purchase agreement, and on January 31, 2006 the board of directors of Chardan met to review the transaction documents and make a decision regarding the acquisition of the Gifted Time Stockholders’ ownership interest in HollySys. Among other things, the board of directors reviewed the latest forms of stock purchase agreement, the stock consignment agreements and the employment agreements for the key employees of the combined companies. The board of directors also reviewed the disclosure schedules to the stock purchase agreement. After further considering the due diligence materials, the foregoing were unanimously approved, subject to final negotiation and modification, and the board determined to recommend the approval of the stock purchase agreement, redomestication merger and related transactions and the stock option plan to the stockholders.

The stock purchase agreement was signed on February 2, 2006. Chardan issued a press release on that date and filed a Current Report on Form 8-K on February 3, 2006 announcing the execution of the agreement and discussing the terms of the stock purchase.

Effective as of March 25, 2006 and June 5, 2006, the Parties amended the stock purchase agreement. Copies of the amendments to the stock purchase agreement are contained in Annex A.

Board Consideration and Approval of Transaction

The Greatace Due Diligence Report

While no single factor determined the final agreed upon consideration in the stock purchase, Chardan’s board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by members of the board and by Greatace in order to determine that the consideration to be paid to the Gifted Time Stockholders was reasonable and that the stock purchase was in the best interests of Chardan’s stockholders.

Greatace, a Chinese consulting firm hired by Chardan to assist in screening candidates for a business combination, conducted a due diligence review of HollySys and the HollySys Operating Companies that included an industry analysis, a description of HollySys’ existing business model and business operations, and financial projections in order to enable the board of directors to ascertain the reasonableness of this range of consideration. Throughout the negotiation process, Greatace continued to assemble and review relevant due diligence materials and, on November 19, 2005, made a presentation of a due diligence package that included the information regarding HollySys and the HollySys Operating Companies that Greatace had gathered and prepared. During its negotiations with the Gifted Time Stockholders, Chardan did not receive services from any financial advisor other than Greatace.

Greatace subsequently reduced its due diligence presentation to a report, which it delivered to Chardan on November 30, 2005 and revised on December 8, 2005. That due diligence report covered the following topics relating to HollySys and its business:

•  Corporate History and Development;
•  Industry and Market Analysis;
•  Business Model
•  Operations
•  Financial Performance
•  Business Forecasting
•  Legal Proceedings
•  Intellectual Property
•  Significant Contracts and Commitments
•  Properties

The report of Greatace confirmed and elaborated on the information previously provided by HollySys management to Chardan. The report included confirmation that HollySys was actively engaged in industrial, rail and nuclear power segments of the industry. The report also noted points of distinction between HollySys and its competitors, such as the integration of chip design and dedicated software, as a way of increasing performance while controlling costs.

The report noted that Distributed Control Systems, a type of process automation system in which HollySys specializes, were reported to have had strong growth in 2004 (26% over 2003), with a continuation of that growth expected to continue. HollySys was identified as the second largest company in the market, behind ABB but ahead of Honeywell, Siemens and other recognized names in the business, as well as all domestic Chinese companies. This leading position among domestic Chinese automation companies was judged to be a very important positive factor favoring the transaction with HollySys. HollySys’ position in the nuclear power and railway markets (both interurban and commuter rail) were also confirmed. All of these sectors were judged likely to experience rapid growth in the future based on government planning documents, as the demand for power and transportation services was being driven by the strong growth in China’s economy generally and by its increasing industrialization. HollySys, as the leading domestic provider of such products and services, was considered well-positioned to benefit from that growth.

The report also discussed the historical financial performance of HollySys, which, while helpful, was considered secondary to the results of the HollySys audits, which had not yet been delivered.. That financial information showed a history of growth in the industrial automation, rail and nuclear power operations of HollySys. To help confirm the reliability of the financial information, the report examined revenue recognition policies, the quality of the company’s accounts receivable and its inventory practices, which were considered to be adequate to render the financial information a reliable indicator of the financial condition of HollySys.

Analysis of cash flows for 2003 through 2005 showed that HollySys had significant positive cash flows for 2004 and 2005, consistent with an expanding business with growing profits.

An important item in the report was the comparison from year to year of the value of contracts obtained in various sectors. The value of contracts is distinct from revenue, in that HollySys’ projects often take place over two or more fiscal years. As a result, revenue from a contract entered into in one year may not be fully recognized in that year or even the next. However, growth in the dollar value of contracts is an indicator that the business is expanding, and it provides information useful to projecting future revenues and profits. The dollar value of contracts for 2004 compared with 2003 increased more than 140%, attributable to a near doubling of industrial automation orders and an increase in subway automation orders (a subset of railways) of more than 1400%. Orders for subways fell below 2003 levels in 2005, reflecting the fact that new subway projects were not being bid and awarded during that period, but despite that fact, the total value of contracts awarded during 2005 remained more than double those in 2003, indicating that HollySys could sustain a high rate of growth in revenues.

One of the most critical aspects of the Greatace report was its assessment of the HollySys forecasts for future growth, as this was a significant basis for the valuation of HollySys by Chardan’s management. The exercise of forecasting, and therefore the evaluation of forecasting practices, is inherently uncertain. However, Greatace determined that HollySys was forecasting annual growth on a company-wide basis of more than 30% per year through fiscal 2010. It examined the reasonableness of those projections based on the anticipated growth in demand in each of the markets and the capabilities of HollySys to compete in those markets, which it considered to be well-established except in the interurban rail system market, where HollySys was working to develop a stronger presence.

In addition to examining projections for the volume of HollySys’ business, Greatace looked at the projected pricing HollySys might achieve. In general terms, HollySys had historically priced its products significantly below foreign competitors, its principal competition, but slightly above its less capable domestic competitors. Due to its low cost structure and efficiencies, Greatace concluded that it was reasonable to expect that HollySys could preserve its margins, even if prices increased only slowly.

In sum, the Greatace report confirmed what HollySys management had told Chardan previously: that its capabilities were substantial, its prospects for growth significant and the ability to compete on price and quality terms with its foreign and domestic competition were demonstrable. While these projections and assessments may not be accurate, Chardan’s management believed that they, together with the variable portion of the consideration based on actual future performance, constitute a reasonable basis for structuring and pricing a transaction to acquire control of HollySys.

In addition to the information contained in the due diligence report, Greatace obtained from HollySys a market study HollySys had commissioned to use in guiding its efforts to focus its business on profitable activities that promised significant growth. A copy of that market study was provided to Chardan as well. The market study was generally consistent with the outlook of HollySys (and likely formed the basis for at least part of that outlook), which is that the automation industry in China is expected to continue a healthy expansion.

Interest of Chardan Directors and Officers in the Stock Purchase

In considering the recommendation of the board of directors of Chardan to vote for the proposals to approve the stock purchase agreement, the redomestication merger and the stock option plan, you should be aware that certain members of the Chardan board have agreements or arrangements that provide them with interests in the stock purchase that differ from, or are in addition to, those of Chardan stockholders generally. In particular:

•
if the stock purchase is not approved and Chardan fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Chardan would be required to liquidate. In such event, the shares of common stock held by Chardan’s directors and officers would be worthless because Chardan’s directors and officers are not entitled to receive any of the liquidation proceeds, and the warrants they hold to acquire 220,000 shares of Chardan’s common stock at an exercise price of $5.00 per share will expire worthless. These warrants have a market value of $__ per warrant, based on the closing price on ______________, 2006.

•
Chardan’s executives and directors and certain of their affiliates own a total 1,250,000 shares of Chardan common stock that have a market value of $__________ based on Chardan’s share price of $_____ as of ___________, 2006. However, as Chardan’s directors and executives are contractually prohibited from selling their shares prior to August 2, 2008 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the stock purchase will be on Chardan’s directors and executives;

•	the transactions contemplated by the stock purchase agreement provide that Kerry S. Propper will be a director of HLS;

•
after completion of the stock purchase, Chardan Capital LLC, an affiliate of Dr. Propper, Mr. Zhang and Mr. Huang, will provide a variety of ongoing services to HollySys. Such services will be provided on a month-to-month basis terminable at will by HollySys without penalty, at a cost to HollySys of $30,000 per month. There is no written agreement governing the services to be provided, which will be on a non-exclusive basis and include advice and help in meeting US public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization and such other similar services as suggested and agreed to by Chardan Capital, LLC.

  Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardan Board

The Chardan board of directors concluded that the stock purchase agreement with the Gifted Time Stockholders is in the best interests of Chardan’s stockholders. The Chardan board of directors did not obtain a fairness opinion.

Each member of Chardan’s board of directors has previous experience in performing and evaluating due diligence of acquisition targets and in valuing companies, including Chinese companies. With respect to Dr. Propper, the experience includes his work as a general partner of Montgomery Medical Ventures, which in the early 1990’s was among the largest medical venture funds in the country, and his other business activities since. Mr. Huang has extensive experience as a result of his work with Everbright Securities, and Mr. Zhang has worked for approximately two decades in transactions involving the evaluation of Chinese operating companies. One director, Mr. Kerry Propper, is the Chief Executive Officer of Chardan Capital Markets, a registered NASD broker dealer, and in that role is regularly involved in a variety of transactions, such as the private placement of securities, which involve the valuation of businesses. The other three directors, Dr. Propper and Messrs. Zhang and Huang, are currently principals in Chardan Capital LLC, a strategic financial and management consulting company that focuses on identifying attractive Chinese companies and in structuring transactions involving those companies. The experience of these individuals in performing and evaluating due diligence of acquisition targets and valuing companies enabled them to review the report and recommendations of Greatace critically and thoroughly.

Recent relevant experience of Chardan’s management includes their successful conclusion of the acquisition of State Harvest Holdings, Ltd. by Chardan China Acquisition Corp. (now Origin Agritech, Ltd.) and a reverse acquisition of between Diguang International Development Co., Ltd. (formerly Online Processing, Inc.) and Diguang International Holdings, Limited, a British Virgin Islands holding company whose Chinese operating subsidiary is engaged in the production of backlights for liquid crystal displays used in appliances and consumer electronics. With regard to the latter transaction, Dr. Propper and Messrs. Zhang and Huang participated as principals of Chardan Capital, LLC, and Mr. Propper participated by virtue of the fact that Chardan Capital Markets, LLC (which is not affiliated in any way with Chardan Capital, LLC) acted as a placement agent for a $12 million private placement that occurred in connection with that reverse acquisition.

The Chardan board of directors considered a wide variety of factors in connection with its evaluation of the stock purchase. Many of those factors, such as the international experience and English speaking abilities of Wang Changli, the CEO of HollySys, were not susceptible of quantification. Those that could be quantified, such as the value of the company if certain net income levels were achieved, were quantified, and some of the factors considered, such as historical growth rates, were inherently quantitative in nature. The Chardan board of directors did not consider it useful to assign relative weights to the specific factors it considered in reaching its decision. Rather, once it concluded that the pricing of the transaction would provide value to Chardan’s stockholders if projections of future net income were met, it focused instead on the relative collective weight of the other positive factors (of which there were many) and the negative factors (of which there were very few) in making its decision.

In considering and deciding to enter into the stock purchase, the Chardan board of directors gave considerable weight to the positive factors discussed below, and they considered the negative factors discussed below under the heading “Potential Disadvantages of the Business Combination with HollySys.”

  HollySys’ and the HollySys Operating Companies’ record of growth and expansion and high potential for future growth in net income

  Important criteria to Chardan’s board of directors in identifying an acquisition target were that the company have established business operations, that it was generating current revenues and profits, and that it have what Chardan believes to be a potential to experience significant growth in net income in the future, as that is a principal factor in driving shareholder value. Based on its evaluation of HollySys, the Chardan board considered the potential growth in net income to be one of the strongest factors favoring a business combination with HollySys.

  Chardan’s board of directors determined that HollySys and the HollySys Operating Companies have in place the infrastructure for good business operations, a large and growing customer base, technological capabilities and brand name recognition. HollySys has substantial revenues; subsequent to the Chardan Board's consideration, HollySys reported revenues of approximately $90 million for fiscal 2006, an increase of 13%, compared to 2005.

  The increase in revenues produced an even larger increase in operating income, from $13.87 million in 2005 to $18.99 million in 2006, a nearly 37% gain. That was in line with the projections of Chardan’s management, which estimated a growth rate of roughly 30% for the next four to five years. Net income of Gifted Time (the net income of HollySys adjusted for the minority interest not held by Gifted Time) also grew by a substantial 31.7%, from $13.7 million in 2005 to $18.05 million. HollySys appears to be well-positioned for its growth to continue. Its backlog, which is the total value of all open contracts less the revenue recognized from those contracts, is also expanding. HollySys’ backlog as of June 30, 2006 was $86.75 million, an increase of more than 22% from $71 million as of June 30, 2005.

  Chardan’s board of directors believes that HollySys and the HollySys Operating Companies have the ability to continue the growth that they have demonstrated over the past several years for a variety of reasons, including:

•   HollySys has risen to a leadership position in the Chinese automation industry in the nine plus years that it has been in operation. According to China Industrial Control Network (CICN), HollySys ranks second to ABB in the Chinese distributed control systems market;

•    The prospect that China’s industrial expansion, which creates demand for HollySys’ products, will continue for the foreseeable future, creating the opportunity of increased growth even if HollySys simply maintains its domestic market share, and providing even more rapid growth if HollySys continues to gain market share;

•    The acceptance of HOLLiAS, the company’s platform technology introduced in 2004, which has helped to fuel its subsequent growth. This integrated, enterprise-wide management information and control system differentiates HollySys from many of its competitors;

•    HollySys’ emphasis on maintaining high levels of engineering staff and its rapid development of new products should enable it to continue to enhance its position relative to its international competitors;

•  HollySys’ entry into the international market, which will significantly increase the opportunity for sales of its products. Target markets include Asian countries that are becoming increasingly industrialized, such as India, Pakistan and Vietnam, as well as Western Europe and the U.S. Having demonstrated that its product quality is acceptable to western and Asian companies such as BASF and Toshiba, HollySys’ comparative cost advantages, due to the low salary and wage structure in China relative to its Japanese and western competitors, should enable HollySys to compete effectively in those markets, helping to sustain the expansion of its business.

Revenue growth is important, but it is not sufficient. The ability to preserve margins is another critical aspect of the long term profitability of a business enterprise. A variety of factors indicate to Chardan’s management that HollySys will be able to preserve its margins to a significant degree for the foreseeable future, a strong factor favoring a business combination with HollySys. Those factors include the fact that, due to its lower cost structure, HollySys is already able to price its products and services substantially below those of its principal international competitors and still maintain its margins. This price differential, together with the high quality that HollySys offers, is what has enabled it to achieve a position of market leadership in China. While HollySys products and services are generally priced above its domestic competitors, its differentiation in terms of quality and capability make it less susceptible to competition from those other market participants.

Other factors favor the preservation of HollySys’ margins. As it expands its sales, HollySys will have a larger revenue basis over which to distribute its general and administrative costs. The affordability of the Chinese engineers on which it relies heavily is expected to continue, as the number of those engineers graduating each year exceeds the demand in the marketplace for new engineers. While price competition in China is significant, HollySys is also expanding into international markets where the sensitivity to price is not as great. At the same time, the limited number of competitors for significant portions of HollySys domestic business, such as in nuclear power and railways, suggests that HollySys will not face significant downward pricing pressure on those portions of its business in the short or medium term.

In view of the substantial opportunities for HollySys to expand its business, and the reasonable prospect that it can preserve its margins in the process, its potential for future profit growth was judged to be high. Future profitability is a key consideration in determining the value of a business, and therefore the price of its stock. The board of directors concluded that sustained increases in the share price of HLS stock, should the shareholders approve the business combination between HollySys and Chardan, was reasonably likely to occur, providing substantial benefit to the Chardan stockholders.

  A Business Combination with Chardan Would Add to HollySys’ Momentum.

HollySys has achieved its position as a market leader in China as a growing, private company. However, by virtue of the proposed business combination between Chardan and Gifted Time, HollySys acquires the positive attributes of a public company. Those attributes are important to maintaining and building the momentum of HollySys for further growth in a number of ways. For example, it provides HollySys with access to additional capital (either from the exercise of the warrants, a public offering of its stock or use of its own stock as consideration) in the event it decides to drive additional organic growth or to augment that growth through acquisitions.

  HollySys represents an opportunity to invest in a growing, dynamic industry

Another criterion important to Chardan’s board of directors in selecting an acquisition target was that the company be in an emerging or expanding industry with potential for growth. While the automation industry has been in existence for many decades, the industry is undergoing a shift from analog to digital technologies that the widespread adoption of computers has enabled. The more effective, rapid and precise degree of data collection, transmission, analysis and response that is possible with digital technologies permits a broader application of control technologies to more processes and more aspects of each process. The resulting increase in capabilities for control systems not only opens up new industrial segments as potential customers, but it also leads to opportunities for the upgrade and replacement of legacy systems by newer, more capable and reliable systems. This continued expansion of the automation industry is reflected by the fact that global spending on distributed control systems is expected to grow from $10.3 billion in 2004 to $14 billion by 2009. The position of HollySys as a high quality, low cost producer of such systems positions it advantageously to benefit from all of these trends, which will redound to the benefit of Chardan’s shareholders.

In addition to trends internal to the industry, the expansion of the industrial sector of the Chinese economy, which is the current principal market for HollySys’ products, is expected to continue at a rapid rate. That will give HollySys the opportunity to expand its customer base, revenues and net income. Even globalization has contributed to growth opportunities. Manufacturers face increasing pressure to deliver consistent quality at low cost, results that they can achieve only with the use of sophisticated control systems that are increasingly available from the suppliers of industrial automation equipment, including HollySys.

For more information on the Chinese and global industrial automation markets, see “Information about the HollySys Operating Companies - Market Overview.”

The experience of HollySys’ management

Another criterion important to Chardan’s board of directors in identifying an acquisition target was that the company have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a company in a rapidly changing environment. Chardan’s board of directors concluded that HollySys’ management has demonstrated that ability, addressing critical issues such as the development of its HOLLiAS product platform, its emphasis on rapid product development and deployment and its savvy marketing strategy, which targets its products and services to China’s most rapidly growing and underserved segments, such as nuclear power and rail transportation. By utilizing its growing revenues to expand its market share and develop additional products, HollySys’ management has demonstrated a commitment to a strategy that has given it a significant presence in the automation and controls industry in the PRC. The excellent English skills and western work experience of HollySys’ chief executive, Wang Changli, were also judged to be factors supporting the company’s plans to expand internationally and of help in keeping the investing public effectively apprised of what is taking place within the company.

  HollySys’ ability to execute its business plan, even with the risk that a significant number of Chardan’s public stockholders would vote against the stock purchase and exercise their conversion rights

Chardan’s board of directors considered the risk that just under 20% of the current public stockholders of Chardan could vote against the stock purchase and demand to redeem their shares for cash. That would not prevent the transaction from closing but it would reduce the amount of cash available to the combined companies following the stock purchase or could cause a condition of the stock purchase agreement not to be met if not taken into account. For that reason, Chardan structured the payment terms in the stock purchase agreement to reflect this possibility by deferring some of the cash portion of the consideration, the exact amount depending on the amount of Chardan’s stock that is redeemed. Chardan’s board of directors deemed this risk to be no worse with regard to HollySys than it would be for other target companies and believes that HollySys will still be able to implement its business plan, even if the maximum number of shares that can be converted into a pro rata portion of the trust account and still have the transaction proceed are so converted.

  Due Diligence Information Materials

In performing the analysis described above, Chardan’s board of directors also reviewed an information statement prepared by Chardan’s consultants, Greatace, in connection with its search for a suitable target company.

The Greatace material provided information on the history and growth of HollySys, a detailed review of its products and markets (both current and planned) and information regarding the company’s competitive position in the Chinese market, both with respect to international competitors and domestic Chinese competitors.

The Greatace due diligence report examined the automation industry in China and provided a market analysis. The report described the growth of the Chinese automation industry, particularly the distributed control systems market. The report reviewed the market segments within the automation industry that HollySys had identified as areas of focus, and noted that HollySys has developed different product lines designed to meet the specific needs of each of these market segments. The report provided a market analysis and description of trends in these market segments and a description of HollySys’ background and technology in these markets. A separate section examined the other major companies in these markets and HollySys’ competition in the automation system industry, particularly in the distributed control systems market, the nuclear power market and the railway transportation market.

The Greatace due diligence report described HollySys’ core technologies and how it planned to implement its corporate business strategy toward becoming the market leader in the Chinese automation industry. A section of the report summarized HollySys’ operations within its principal business units, including how they generate revenue, the profitability, growth rate and the relevant economic factors that affect their results.

The report then examined HollySys’ business operations, including employee compensation and benefits, customer geographic locations and industries, sales and distribution channels, product research and development, pricing policy, advertising and marketing, material procurement control and supply, quality control and project management. The report provided additional information regarding HollySys’ financial performance from 2003 to 2005 by analyzing the financial statements for those years. The report also discussed projected operating results for 2006 to 2010 provided by HollySys.

The report noted that the Gifted Time Stockholders had warranted to Greatace that the HollySys Operating Companies are not involved in or threatened with any legal proceedings. The report provided information on the intellectual property owned by HollySys, including eight licenses and trade certificates, 39 authorized patents, 15 software copyrights and 18 registered trademarks. The report also provided information on the real property owned by the HollySys Operating Companies.

The specific and overall results of the Greatace due diligence investigation served to confirm the strong market position of HollySys and the attractiveness of its future opportunities. A more detailed description of the Greatace due diligence report is provided above under the heading “The Greatace Due Diligence Report.”

Valuation Information

Mr. Kerry Propper, a director and officer of Chardan, prepared for the board of directors an analysis of the post-transaction value of the HollySys Operating Companies. He analyzed comparable companies in the automation and controls markets, taking into account their relative market presences and maturity. He prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of the HollySys Operating Companies and their anticipated price/earnings. The valuation for the future of the HollySys Operating Companies was based on various assumptions, including projected sales, assumed margins, and projected net income. [For example, Mr. Propper assumed in his projections that 2006 revenues would be $91,433,000, and net income would be $17,541,000. While HollySys had revenues of about $1.5 million less than the assumption, its net income, the more significant factor of the two, was $18.99 million, which exceeded the assumed net income that Mr. Propper used in his projection by nearly $1.5 million.] Capital resources were taken into account, based on the capital of the company after the acquisition and for income and reinvestment, and for the potential exercise of outstanding warrants of Chardan. Based on this analysis, Mr. Propper concluded that, comparatively speaking, the enterprise value of the HollySys Operating Companies, immediately after the acquisition, was favorable relative to the price being paid. On the basis of the analysis, he concluded that the board of directors, from an economic point of view, should consider the acquisition of the Gifted Time Holdings.

A more detailed discussion of the analysis that Mr. Propper performed is presented below, under the heading “Satisfaction of the 80% Test.”

Potential Disadvantages of the Business Combination with HollySys

The Chardan board of directors also evaluated potential disadvantages of a business combination with HollySys. They were not able to identify any meaningful factors associated specifically with HollySys or its industry. The most significant potential drawback associated with HollySys is the potential for an unevenness in its revenues due to the fact that a number of the projects it works on each year are relatively large when compared with the majority of its projects. These large projects tend to be in the infrastructure area (railway and power plants). Both the variability in the occurrence of these projects and the potential for delays in them can pose difficulties for forecasting labor needs and scheduling work. A delay in several of these large contracts, as occurred in the third quarter of 2006, can cause shifts in revenues and earnings, which could lead to volatility in the company’s share price. The Board concluded that this aspect of HollySys’ business was minor in comparison to the positive aspects of the transaction, especially since, as HollySys grows, the tendency will be for its work flows and revenues to even out.

In addition, the Chardan Board believed that there is a relatively easy means of compensating for that unevenness in revenues when analyzing the health of HollySys’ business, which is to look not just at revenues and profits, but also at backlogs, the total of unrecognized revenue associated with executed contracts. To the extent that there has been a delay in performance of one or more contracts, revenues will not be as great, but the backlog will be larger as a result. By looking at the total of revenues for a given period and the backlog existing as of the end of that period, it is possible to determine the rate at which the business is expanding. This aspect of HollySys’ business has been described below in Management’s Discussion and Analysis section relating to Gifted Time Holdings’ financial results. As a result of the ability to compensate fairly readily for this factor when assessing the performance of HollySys, the Board believed that its effects should be minimal.

The Chardan Board considered the methods by which Gifted Time Holdings would own or control Beijing HollySys. The Chardan Board recognized that the need to use stock consignment agreements added complexity to the transaction as a result of the interim lack of record ownership and the required subsequent ownership transfers. These stock consignment agreements are discussed in greater detail below under the heading "Stock Consignment Agreements." On the basis of its discussions with counsel, the Chardan board of directors concluded that the use of stock consignment agreements, as described, are an acceptable method for obtaining a controlling interest in HollySys.

The board of directors also identified other factors that it considered to be potential negative aspects of this transaction. The heavy reliance of HollySys on manufacturing and infrastructure projects leaves it vulnerable to a general downturn of activity in those areas both in China and worldwide. However, all candidates for a business combination present a similar vulnerability to industry-wide trends.

Another consideration was the ability of HollySys management, which will become the management of HLS, to manage its anticipated growth. The board of Chardan recognized this to be a realistic concern. However, it decided it was not possible to reconcile the competing considerations of providing Chardan stockholders with an opportunity for significant appreciation of the value of their investment, which implies a meaningful and sustained rate of growth in revenues and income, and the prospect that the existing management might not be able to continue to manage that growth effectively.

Similarly, the need for the management of HLS subsequent to the business combination to alter its perspective from that of managing a private company to that required for a company whose stock will be publicly traded in the US is a legitimate concern. However, that same concern would apply to any private company with which Chardan sought to combine. In the case of HollySys, the management of Chardan has attempted to ensure that the management of HLS after the stock purchase will appreciate those obligations and will be committed to fulfilling them. In addition, the directors considered the international experience of Wang Changli and his strong English skills to be factors that favored HollySys as a candidate relative to other prospects in this regard.

Satisfaction of 80% Test

It is a requirement that any business acquired by Chardan have a fair market value equal to at least 80% of its net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of HollySys used to approve the transaction, the Chardan board of directors determined that this requirement was met and exceeded.

To determine the value of HollySys, the board compiled a list of ten comparable engineering/systems automation companies whose stock is traded in the public markets. These companies were broken into three tiers based on their market capitalization to delineate their relative market presence and cycle maturity. Tier one included companies with market capitalization of over fifty billion dollars; tier two included companies with market capitalizations between ten billion and fifty billion dollars; and tier three included companies with less than ten billion of market capitalization. The board then examined the price earnings ratio of these companies. The overall average price earnings ratio for the 10 companies was 20.16. The average price earnings ratio was 19.54 for the tier two companies. The board used the 19.54 price earnings ratio of the tier two companies because it was the average and, therefore, the most representative.

The companies used for this analysis were as follows:

Name	Exchange	Price (USD)	Market Cap (MM)	Shares Outstanding (MM)	Enterprise Value (MM)	Price Earnings Ratio (P/E)
GENERAL ELECTRIC CO	NYSE	34.85	367,495.16	10,600.81	603,153.06	20.15
SIEMENS AG	XETRA	73.05	65,091.58	891.09	68,134.61	17.54
Tier 1 Average						18.85

HONEYWELL INTERNATIONAL	NYSE	36.63	31,246.48	855.15	35,110.02	17.44
EMERSON ELECTRIC CO	NYSE	62.63	26,097.82	413.09	28,947.99	18.58
ABB LTD	VIRT-X	6.54	13,549.39	2,028.41	14,899.11	22.59
Tier 2 Average						19.54

ROCKWELL AUTOMATION INC	NYSE	48.71	8,960.89	181.60	9,128.94	19.18
EATON CORP	NYSE	59.90	9,026.93	147.40	10,597.26	12.20
YOKOGAWA ELECTRIC	TOKYO	13.54	3,439.94	243.23	3,973.58	33.59
INVENSYS PLC	LONDON	0.19	1,069.83	5,686.36	2,856.25	NA
ECHELON CORP	NASDAQ	6.88	280.62	40.12	120.97	NA
Tier 3 Average						21.66

Total Average						20.16

The board made several assumptions in deriving statistics about HollySys that were used solely for the purpose of management’s determining a value of HollySys. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed. The assumptions were for the projection of revenues and net income for 2006. The net income assumption for fiscal year 2006 was $17,356,000. The projected net income for 2006 was determined to be reasonable in light of the net income for 2003 of approximately $2,227,000, for 2004 of $4,735,000, and for 2005 of $13,703,000 and the level of existing contracts at the time the assessment was made. Deductions were taken for the costs of the acquisition, increased business operations expense and additional general and administrative expenses, notably those associated with being a public company. The 2006 projection was also derived using a 17% margin. It was also assumed that HollySys’ long-term debt would not increase, and the company would therefore have static debt of approximately $6,800,000. Existing cash was assigned a re-investment growth rate of the current LT Treasury Yield, while debt service was assigned a rate of twice the current LT Treasury Yield when computing applicable interest income (expense). The current LT Treasury Yield was set at 3.81%

The board used 30,500,00 as the number of shares outstanding immediately after the transaction, while the fully diluted calculations included the additional shares issuable by the exercise of outstanding warrants.
The starting point was to determine the enterprise value for HollySys, which was derived using the following formula: enterprise value equals market capitalization, plus debt, plus preferred equity, minus cash and cash equivalents. Using this formula, the board of directors arrived at a projected enterprise value for HollySys of $337,367,000 for 2006, based on projected net income of $17,356,000 and price earnings ratio of 19.54, producing a market capitalization of approximately $339,136,000. The foregoing figures take into account the minority interest, since the projected net income figure was after deduction for the minority interest. The Board assumed that debt would be $6,800,000, as it was at the time of the calculation, and there was no preferred equity issued and outstanding. Cash and cash equivalents were assumed to be $8,524,000, resulting from the company’s ongoing operations.

Based on the assumed 30,500,000 shares that will be outstanding upon completion of the stock purchase, the Board computed a per share price of $11.12, or approximately double the redemption value of Chardan’s common stock. Although the actual 2006 net income of HollySys was not known at the time of the Chardan Board’s determination of value, those earnings were $18.05 million (again, after deduction for the minority interest). Using the comparable price earnings ratio of 19.54 yields a market capitalization of nearly $353,000,000 and a per share price of $11.57, which remains well in excess of the redemption value of Chardan’s common stock, and continues to support the Board’s determination of the benefits of the transaction. Stockholders should note that these evaluation computations are not predictions of the actual market price of HLS either upon consummation of the transaction or at any time after that.

The Chardan board of directors believes because of the financial skills and background of several of its members, it was qualified to make this analysis itself and conclude that the acquisition of the HollySys Operating Companies met this requirement without recourse to an independent source.

By conducting this analysis internally (as opposed to obtaining a third party determination of the satisfaction of the 80% test and the fairness of the transaction to the Chardan stockholders), the Chardan may have assumed additional potential liability in the event of a challenge to the board's actions. Under Delaware law, a director is fully protected in relying in good faith upon the opinions, reports or statements presented by a person as to matters the director reasonably believes are within such person's professional or expert competence and who has been selected by reasonable care. Without that protection afforded by a third party determination, directors could have additional liability (and Chardan could be required to provide indemnification to the directors) if the decision to acquire Gifted Time Holdings was determined to be in violation of the board's fiduciary duties and not covered by the limitations on director liability contained in Chardan's certificate of incorporation.

Conclusion of the Board of Directors

After careful consideration, Chardan’s board of directors determined unanimously that each of the stock purchase proposal, the redomestication merger proposal and the stock option proposal is fair to and in the best interests of Chardan and its stockholders. Chardan’s board of directors has approved and declared advisable the stock purchase proposal, the redomestication merger proposal and the stock option proposal and unanimously recommends that you vote or give instructions to vote “FOR” each of the proposals to adopt the stock purchase proposal, the redomestication merger proposal, the stock option proposal and the election of directors.

The foregoing discussion of the information and factors considered by the Chardan board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Chardan board of directors.

Stock Consignment Agreements

Chardan’s board of directors also considered the methods by which Gifted Time Holdings may own or control Beijing HollySys. Gifted Time Holdings’ ownership of HollySys is, in part, through stock consignment agreements that transfer to it all of the incidents of ownership (except for legal title) of a portion of the issued and outstanding stock of Beijing HollySys. Gifted Time Holdings accepted this form of ownership rather than legal title because there were legal restrictions on the transfer of title of the Beijing HollySys stock then held by Wang Changli, who as a principal of Beijing HollySys can transfer no more than 25% of his stock holdings in that company each year. Dr. Wang transferred his equity interests to Gifted Time Holdings by entering into a consignment agreement. Since the other Gifted Time Stockholders (other than Team Spirit and OSCAF) have entered into voting-together agreements with Dr. Wang, they also consigned their equity interests in Beijing HollySys to Gifted Time Holdings in order to act in concert with Dr. Wang and to honor their intention for equal treatment between them, even though the other stockholders are not subject to the same transfer restrictions as Dr. Wang. Each stockholder has entered into a separate consignment agreement. As consideration for the consignment of rights, Gifted Time Holdings issued shares of its common stock to the consigning parties, resulting in each consigning party owning the percentage of Gifted Time Holdings as set forth above under the heading “Summary-Gifted Time Holdings.”

In structuring the transaction and in preparing the documentation governing it, Chardan consulted with its legal counsel, which has offices in the PRC, for advice on the use of such consignment agreements as a means for acquiring the stock of a PRC company when that stock is subject to transfer restrictions. Chardan believes that the stock consignment agreements are widely used in these instances, based on the frequency with which Chardan’s principals have encountered such agreements in its discussions with dozens of Chinese companies regarding potential transactions. The use of these agreements appears to result from the greater degree of restrictions on stock transfers in China than exists in the US and other jurisdictions. For example, in the transaction between State Harvest Holdings and Chardan China Acquisition Corp., which had the same principals as Chardan, consignment agreements were used to address restrictions on the extent of foreign ownership of the stock of companies involved in the food industry. Beyond its prior experience with these types of agreements, Chardan also had the Beijing office of its counsel review the agreements to identify any concerns with these particular documents, but none were noted.

Although the consignment agreements operate initially as control arrangements (e.g., granting the right to vote the shares covered by the agreement), they provide for transfer of title in the future if and when the restrictions on transfer are no longer applicable. Such transfer of title is to be made without payment of any further consideration by the consignee. Moreover, the consignment agreements restrict the title holder from transferring the shares to another party or taking any action limiting the rights granted to the consignee in the agreements. As a result, the consignment agreement freezes the ownership in the hands of the record/title owner but gives the consignee (in this case Gifted Time Holdings) all the incidents of ownership, including voting, dividend, director nomination, management selection, other than record ownership.

Under the consignment agreements, transfer of record ownership is subject to the directions of the consignee, provided the transfer is lawful. If the consignee (Gifted Time Holdings) requires the consignor to transfer the record ownership of the consigned securities, the consignee and consignor will enter into a Shares Transfer Agreement and apply for approval of such transfer from the PRC Commerce Bureau in accordance with the Provisional Rules on Acquisition of Domestic Company by Foreign Investors. After obtaining approval from the Commerce Bureau, Beijing HollySys would have to re-register its record ownership with the Administration of Industry & Commerce. Under the terms of the proposed transaction, Gifted Time Holdings is the consignee with the right to direct legal title to the stock in Beijing HollySys to be transferred to Gifted Time Holdings. Under the terms of the stock purchase, Gifted Time Holdings is obligated to direct the transfer of the Beijing HollySys stock to Gifted Time Holdings, and the consignor is obligated to effect the transfer, so long as it is a permitted transfer and the transferee is acceptable under PRC law. In this instance, Beijing HollySys will be changed from a joint stock company to a limited liability company following consummation of the stock purchase, so the restriction on transfer relating to the period of time the stock is held by the record owner will no longer apply. Chardan believes that Gifted Time Holdings would be an acceptable transferee under PRC law, and that the transfer of legal title will occur in due course following the transaction between Chardan and the Gifted Time Stockholders.

The stock purchase agreement requires that PRC counsel issue opinions regarding the validity and enforceability of all the consignment agreements involved in this transaction and the validity of the ultimate transfer of title to the Beijing HollySys stock to Chardan and its successors.

The import of the stock consignment agreements is that Gifted Time Holdings, and subsequently HLS, may consolidate the HollySys Operating Companies whose shares are subject to stock consignment agreements in the manner of wholly and majority owned subsidiaries and enjoy the economic benefits of such subsidiaries. The stock consignment agreements are subject to enforceability and limitations of the laws and rules of PRC. The Guantao Law Firm, PRC counsel to the Gifted Time Stockholders, has opined that these agreements are enforceable under current PRC law. The termination of one stockholder’s consignment agreement does not cause the termination of any of the other consignment agreements, so it would only result in a reduction in consigned shares under Gifted Time Holdings’ control. Because the consignment agreements are entered into by the stockholders who hold in total 74.11% of the equity interests in Beijing HollySys, the stock consignment agreements are enforceable only by such stockholders of Beijing HollySys, representing 74.11% of Beijing HollySys. Under the consignment agreements, legal actions may be initiated in a “competent jurisdiction,” which refers to the British Virgin Islands, since that is the jurisdiction in which the agreements were entered, although Chinese law will govern the validity of the agreements.

There are five consignment agreements entered into between Gifted Time Holdings and five British Virgin Island companies. The following is a table of the parties to the consignment agreements showing the percentage of shares of Beijing HollySys consigned by each party:

Consigned Stock	Consigning Owner	% of Total Shares

Beijing HollySys	Ace Lead Profits Limited (Wang Changli)	14.23%
Beijing HollySys	Plus View Investments Limited (Luo An)	9.88%
Beijing HollySys	Acclaimed Insight Investments Limited (Cheng Wusi)	24%
Beijing HollySys	Pioneer Sum Investments Limited (Mei Qinglin)	6%
Beijing HollySys	Allied Earn Investments Limited (Shanghai Jinqiaotong Industrial Development Co., Ltd.)	20%

Each consigning owner listed above is a party to a consignment agreement with Gifted Time Holdings in which all of the consigning owner’s control rights to Beijing HollySys, representing the percentage of total shares set forth in the table above, were transferred to Gifted Time Holdings.

Protections Against the Loss of Consigned Assets

The structure of the consignment agreements is intended to protect the rights and interests of Gifted Time Holdings in Beijing HollySys.

There are additional corporate protections. The board of directors of HLS will be comprised of a majority of independent persons, one of which initially will be a designee of Chardan. The board of directors will be maintained pursuant to the rules of Nasdaq which require a majority of persons on the board of directors to be independent directors and that transactions with insiders must be approved by an audit committee comprised of independent directors. The consignors will not be deemed independent persons under the rules of Nasdaq, and therefore they will not be eligible to be members of the audit committee. Moreover, HLS has a code of ethics that requires fair dealing by officers and directors in transactions with the company. Although Dr. Wang, one of the persons consigning the shares of Beijing HollySys, will be an officer and director of HLS, the above corporate controls prevent him from taking a decision to terminate the consignment agreement unilaterally for his own benefit. As discussed more fully below under the heading "Chardan Redomestication Merger - Rights of Minority Shareholders", in the event of a breach by Dr. Wang, shareholders (including minority shareholders) are generally entitled to relief and court intervention for acts that constitute fraud on the minority where wrongdoers control the company. These remedies would be in addition to any that HLS, acting through its board (a majority of whom will be independent), may pursue. Thus, only action taken by Gifted Time Holdings, which would be a wholly-owned subsidiary of HLS, to waive or amend the provisions of the consignment agreements would require the approval of the audit committee. Because a termination of a consignment agreement would be a material event, it would be disclosed in an appropriate filing.

A termination of the consignment agreements would be a loss of substantial rights of HLS. HLS is not aware of any laws that provide that the rights held under the consignment agreements are considered an asset of a company; however, HLS intends to assert that the rights under the consignment agreements constitute an asset of HLS because of their substantial value to HLS. Pursuant to the law of the British Virgin Islands applicable to HLS and subject to its Memorandum and Articles of Association, the sale or transfer of 50% or more of the assets of the company requires approval of the shareholders. Such approval would require a meeting of the shareholders to be called and held, with a proxy statement describing the action to be approved and the consequences of the approval.

Pursuant to the stock purchase agreement, each Gifted Time Stockholder who consigns his shares to Gifted Time Holdings will use best efforts to complete the acquisition of the ownership of the consigned stock by Gifted Time Holdings from such Gifted Time Stockholder as soon as such acquisition is permitted by applicable law and regulations. Once consigned stock is transferred to Gifted Time Holdings, it will no longer be subject to the consignment agreement and a termination of the consignment agreement will not affect the ownership by Gifted Time Holdings.

Material U.S. Federal Income Tax Considerations of the Redomestication Merger

The following discussion summarizes the material United States federal income tax consequences of the redomestication merger to the Chardan stockholders who are “United States persons,” as defined for United States federal income tax purposes and who hold their Chardan common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion, insofar as it relates to matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of DLA Piper Rudnick Gray Cary US LLP as to the material federal income tax consequences of the redomestication merger to Chardan and its stockholders. For United States federal income tax purposes, a “United States person” is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or any state within the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

The term “non-United States person” means a person or holder other than a “United States person.”

This section does not discuss all of the United States federal income tax considerations that may be relevant to a particular stockholder in light of his or her individual circumstances or to stockholders subject to special treatment under the federal income tax laws, including, without limitation:

•	brokers or dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	tax-exempt organizations;

•	stockholders who are “non-United States persons”;

•	expatriates;

•	stockholders that have a functional currency other than the United States dollar;

•	banks, mutual funds, financial institutions or insurance companies;

•	stockholders who acquired Chardan common stock in connection with stock option or stock purchase plans or in other compensatory transactions; or

•
stockholders who hold Chardan common stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale.

No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the redomestication merger, and the following summary is not binding on the Internal Revenue Service or the courts. This discussion is based upon the Code, regulations, judicial authority, rulings and decisions in effect as of the date of this Registration Statement, all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences of the redomestication merger under state, local and foreign laws or under United States federal tax law other than income tax law.

Subject to the limitations and qualifications referred to herein and assuming that the redomestication merger will be completed as described in the merger agreement and this Registration Statement, the redomestication merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the following United States federal income tax consequences will result:

•	Chardan stockholders will not recognize any gain or loss upon the receipt of HLS common stock in exchange for Chardan common stock in connection with the redomestication merger;

•
the aggregate tax basis of the HLS common stock received by a Chardan stockholder in connection with the redomestication merger will be the same as the aggregate tax basis of the Chardan common stock surrendered in exchange for HLS common stock;

•
the holding period of the HLS common stock received by a Chardan stockholder in connection with the redomestication merger will include the holding period of the Chardan common stock surrendered in connection with the redomestication merger; and

•
Chardan will recognize gain, but not loss, as a result of the redomestication merger equal to the difference, if any, between the adjusted tax basis in Chardan’s assets and such asset’s fair market value at the effective time of the redomestication merger.

The foregoing United States federal income tax consequences is not affected by the changes made to the Code by the American Jobs Creation Act of 2004 in the treatment of domestic business entities which expatriate from the United States to a foreign jurisdiction. These new provisions, under Section 7874 of the Code, generally apply to the direct or indirect acquisition of substantially all of the properties of a domestic enterprise by a foreign corporation if there is at least 60% or 80% of continuing share ownership in the successor foreign entity by the former U.S. corporation’s stockholders and substantial business activities are not conducted in the jurisdiction in which such successor is created or organized. Under the Chardan redomestication merger and the stock purchase agreement, following the redomestication merger into HLS, more than 60% of stock of HLS (by vote and by value) will be held by persons who were not holders of Chardan common stock, and accordingly Section 7874 should not apply to HLS.

Because of the complexity of the tax laws, and because the tax consequences to any particular stockholder may be affected by matters not discussed above, each stockholder is urged to consult a tax advisor with respect to the specific tax consequences of the transactions contemplated by the redomestication merger and the stock purchase to him, her or it, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. Federal tax laws.

Anticipated Accounting Treatment

The stock purchase transaction will result in the current shareholders of Gifted Time Holdings obtaining a majority of the voting interests in Chardan Sub (subsequently named HLS Systems International Limited). Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since Chardan does not have any assets with operating substance except cash and short-term investments, the transaction has been accounted for as reorganization and recapitalization of Gifted Time Holdings. The cash of $30 million to be paid to the shareholders of Gifted Time Holdings will be accounted for as a capital distribution. The stock purchase transaction utilizes the capital structure of Chardan and the assets and liabilities of Gifted Time Holdings are recorded at historical cost. Although Gifted Time Holdings will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of Chardan Sub (subsequently named HLS Systems International Limited) as the surviving corporation will not change.

  Regulatory Matters

The stock purchase and the transactions contemplated by the stock purchase agreement are not subject to the HSR Act or any federal or state regulatory requirement or approval in the United States or British Virgin Islands, except for filings necessary to effectuate the transactions contemplated by the stock purchase proposal with the State of Delaware and the British Virgin Islands. The stock transfer agreements between Gifted Time Holdings and Team Spirit Industrial Ltd. and OSCAF International Co. Ltd. required approval by the applicable Chinese governmental authorities under PRC law. Hangzhou HollySys received approval of the stock transfer agreements from the Commerce Bureau on February 13, 2006. In addition, in accordance with, Notice on Issues concerning Foreign Exchange Management in PRC Residents’ Financing and Return investments through Overseas Special Intention Company, promulgated by the Chinese State Administration for Foreign Exchange (“SAFE”), the Gifted Time Stockholders are required to apply for Foreign Exchange Investment Registration before setting up their respective British Virgin Islands companies and acquiring any equity interest in Gifted Time Holdings. The Gifted Time Stockholders filed all the necessary documents with SAFE in March 2006, and SAFE has accepted the submission. The Gifted Time Stockholders currently are waiting for SAFE to approve their applications submitted in March 2006. Beijing HollySys will also be required to obtain approval from the PRC Ministry of Commerce to become a foreign investment company and will have to register with the Beijing Administrative Bureau of Industry and Commerce. A more detailed discussion of the Notice 75 requirements promulgated by SAFE are in the “Risk Factors” section under the heading “Gifted Time Holdings is Subject to Notice 75 promulgated by SAFE, which requires PRC residents to apply for Foreign Exchange Investment Registration before establishing or controlling an Overseas Special Intention Company ("OSIC").” Aside from the requirements and approvals discussed above, the stock purchase and the transactions contemplated by the stock purchase agreement are not subject to any other foreign regulatory requirements or approvals.

THE STOCK PURCHASE AGREEMENT

The following summary of the material provisions of the stock purchase agreement is qualified by reference to the complete text of the stock purchase agreement, a copy of which is attached as an annex to this proxy statement/prospectus, and is incorporated by reference. All stockholders are encouraged to read the stock purchase agreement in its entirety for a more complete description of the terms and conditions of the stock purchase.

Structure of the Stock Purchase and Redomestication Merger

At the effective time of the stock purchase agreement, Chardan will be merged with and into HLS Systems International Ltd. (“HLS”). HLS will continue as the surviving company. All of the stock of Chardan will be converted into the right to receive stock in HLS on a one-for-one basis. HLS will purchase all the common stock of Gifted Time Holdings, a British Virgin Island corporation, for $30,000,000 and 23,500,000 shares of common stock, and the additional consideration described below. Through its acquisition of Gifted Time Holdings and the stock consignment agreements, HLS will obtain the ownership or rights to control approximately 74.11% of the stock of Beijing HollySys and 89.64% of the stock of Hangzhou HollySys (including beneficial ownership of 29.64% of the stock of Hangzhou HollySys as a result of Beijing HollySys owning 40% of Hangzhou HollySys). Because the stock purchase agreement is entered into by and between the stockholders of Gifted Time Holdings and Chardan, the agreement is enforceable by the stockholders of Gifted Time Holdings and will be enforceable by the stockholders of HLS after the completion of the redomestication merger.

Closing and Effective Time of the Stock Purchase

The closing of the stock purchase will take place promptly following the satisfaction of the conditions described below under “Conditions to the Completion of the Acquisition,” unless Chardan and the Gifted Time Stockholders agree in writing to another time.

Name; Headquarters; Stock Symbol

After completion of the stock purchase:

•	the name of the combined company will be HLS Systems International Ltd.

•
the corporate headquarters and principal executive officers will be located at 19 Jiancaicheng Middle Road, Xisanqi, Haidan District, Beijing, China 100096, which is currently the HollySys corporate headquarters; and

•
the combined company will cause the common stock, warrants and units outstanding prior to the stock purchase, which are traded on the OTC Bulletin Board, to continue trading on either the OTC Bulletin Board or the Nasdaq Stock Market. HLS intends to apply for listing using the symbols HLSS for the common stock, HLSSW for the warrants and HLSSU for the units.

Purchase Price

The Gifted Time Stockholders (or the parties to which they have assigned their rights) will be paid an aggregate of $30,000,000 in cash and will receive an aggregate of 23,500,000 shares of HLS common stock for all the outstanding common stock of Gifted Time Holdings. A portion of the cash purchase price (at least $3 million and possibly as much as $7 million, depending on the amount of funds remaining in the trust amount in the event that any of Chardan's stockholders exercise their conversion rights) will be deferred until HLS receives at least $60,000,000 in subsequent financing or HLS generates positive after-tax cash flow equal to twice the deferred amount. The initial cash payment will be made with funds in the trust account. The balance of the funds in the trust account will be used for operational expenses.

As additional consideration, certain Gifted Time Stockholders (or the parties to which they have assigned their rights) will be issued an aggregate of up to 8,000,000 shares of common stock of HLS for each of the next four years (2,000,000 shares per year on an all-or-none basis), if on a consolidated basis, HLS generates after-tax profits (excluding after-tax operating profits from any subsequent acquisition for securities that have a dilutive effect and any expenses derived from the issuance of aforementioned shares by HLS) of at least the following amounts:

Year ending June 30,	After Tax Profit

2007	$23,000,000
2008	$32,000,000
2009	$43,000,000
2010	$61,000,000

Representations and Warranties

The stock purchase agreement contains a number of generally reciprocal representations and warranties that the Gifted Time Stockholders and Chardan made to each other. These representations and warranties relate, as applicable, to:

•	organization, standing, power;

•	capital structure;

•	authorization, execution, delivery, enforceability of the stock purchase agreement;

•
absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees, as a result of the contemplated transaction, and receipt of all required consents and approvals;

•	absence of certain changes or events since September 30, 2005;

•	litigation;

•	compliance with applicable laws;

•	absence of brokers;

•	absence of undisclosed liabilities;

•	accuracy of information contained in the financial statements; and

•	completeness and truthfulness of the information and provisions in the stock purchase agreement.

The Gifted Time Stockholders also make representations to Chardan relating to the HollySys Operating Companies regarding:

•	ownership of the subsidiary stock;

•	labor relations and employee plans;

•	environmental liability;

•	taxes, tax returns and audits;

•	licenses and permits;

•	the absence of illegal or improper transactions;

•	the collectibility of accounts receivable;

•	the nature and condition of inventory;

•	the contracts to which they are parties;

•	intellectual property rights;

•	non-real estate leases;

•	insurance;

•	the accuracy and completeness of books and records;

•	related party transactions; and

•	affiliates of Beijing HollySys.

The Gifted Time Stockholders also make representations to Chardan regarding:

•	their acquisition of HLS common stock being solely for their own account;

•	their status as accredited investors;

•	the adequacy of the information they received regarding Chardan;

•	the restricted nature of the securities that they will receive under the stock purchase agreement; and

•	the placement of legends on the certificates representing the securities issued to them under the stock purchase agreement.

Chardan also makes representations to the Gifted Time Stockholders regarding:

•	filings with the SEC and the accuracy and completeness of the information contained in those filings, including the financial statements and the lack of undisclosed liabilities; and

•	the amount of funds contained in the trust account.

Materiality and Material Adverse Effect

Many of the representations and warranties made by the Gifted Time Stockholders are qualified by materiality or the use of the term “material adverse effect.” For the purposes of the stock purchase agreement, a “material adverse effect” means a material adverse effect on the business, assets, operations, financial condition, liquidity or prospects of HollySys or the HollySys Operating Companies.

Several of the representations and warranties made by Chardan are qualified by materiality. However, only Chardan’s representation and warranty related to the absence of certain changes and the absence of litigation is qualified by the use of the term “material adverse effect.”

Interim Operations of Chardan and HollySys

Interim Covenants relating to the HollySys Operating Companies and the Gifted Time Stockholders. Under the stock purchase agreement, each of the Gifted Time Stockholders has agreed to use their best efforts to cause the HollySys Operating Companies to conduct business in the usual, regular and ordinary course, in substantially the same manner as previously conducted. In addition to this agreement regarding the conduct of business generally, subject to specified exceptions, the Gifted Time Stockholders have agreed that, except as otherwise expressly permitted or required by the stock purchase agreement, they will, and they will use their best efforts to cause the HollySys Operating Companies to:

•	not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of their capital stock;

•	not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to any others in the HollySys stock or the HollySys Operating Companies stock;

•
not pledge, sell, transfer, lease dispose of or otherwise encumber any property or assets of any HollySys Operating Company, other than in accordance with past practice or in the normal course of business;

•	not issue, deliver, sell or grant any shares of its capital stock, any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any shares of capital stock;

•
not make or agree to a general wage or salary increase or enter into any employment contract, increase the compensation payable or to become payable to any officer or employee of any HollySys Operating Company or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable laws;

•	not amend the organization documents of the HollySys Operating Companies;

•	not merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire, any other business operations;

•	not make any payments outside the ordinary course of business;

•	not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice;

•	provide Chardan with access to information regarding the business of HollySys and the HollySys Operating Companies;

•	maintain in effect insurance of the types and in the amounts customarily acquired to protect the assets and business of the HollySys Operating Companies;

•	protect the confidential information of the HollySys Operating Companies that they have received in the course of the negotiations;

•	refrain from competing with HollySys or the HollySys Operating Companies;

•	refrain from any discussions or negotiations with any other party regarding the issuance of any capital stock or the sale or transfer of any portion of the business of any HollySys Operating Company;

•	refrain from engaging in any transaction involving the securities of Chardan;

•	disclose certain material information that arises or comes to be known between the date of the stock purchase agreement and the date of the closing;

•
use their best efforts to obtain all authorizations, consents, orders and approvals that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, the stock purchase agreement;

•	not acquire any rights to or use any of the intellectual property of HollySys or the HollySys Operating Companies;

•	pay any taxes that become due as a result of the issuance to them of HLS common stock;

•	do all things necessary to effectuate the HollySys stock purchase transaction contemplated under the stock purchase agreement;

•
complete the restructuring related to the formation and ownership of Gifted Time Holdings and have Gifted Time Holdings obtain any required stockholder approval for the stock purchase transaction contemplated under the stock purchase agreement;

•	provide to Chardan such information as is necessary regarding Gifted Time Holdings and the HollySys Operating Companies as is required under the rules of the SEC for the proxy statements; and

•	provide to Chardan interim internal financial and management reports regarding the conduct of the business of the HollySys Operating Companies.

Interim Covenants relating to Chardan. The stock purchase agreement, among other things, requires Chardan to:

•
conduct its business in the ordinary course, not sell or issue any capital securities of Chardan, encumber any of the assets of Chardan or incur any debt out of the ordinary course, not declare or pay any dividend, or make any general wage increase;

•	not change its Certificate of Incorporation, by-laws, articles or other organizational documents;

•	call the stockholders meeting to which this proxy relates;

•	incorporate HLS;

•
cause the board of HLS, after the closing, to initially consist of seven persons, of which two members will be designated by the Gifted Time Stockholders, one member will be designated by the board of Chardan and four members will satisfy the independence requirements of Nasdaq; and

•	apply to have the shares of HLS listed in the Nasdaq Global Market following the closing.

No Solicitation by Chardan

Except as described below, generally Chardan will not:

•	solicit, initiate or encourage the submission of any acquisition proposal;

•	enter into any agreement with respect to any acquisition proposal; or

•
participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal.

However, Delaware corporate law requires, if Chardan receives a bona fide written acquisition proposal which was not solicited by Chardan, it may, before the stock purchase agreement is adopted by its stockholders, furnish information regarding itself to the person making the acquisition proposal and participate in discussions, but not negotiations, with the person regarding the acquisition proposal, if:

•	the board of directors determines, in good faith that the acquisition proposal constitutes or is reasonably likely to lead to a superior proposal; and

•
the board of directors determines in good faith that failure to submit such superior proposal to its stockholders would cause the board of directors to violate its fiduciary duties to the stockholders under applicable law.

If Chardan has received a superior proposal, Chardan has the right to terminate the stock purchase agreement, based upon a determination in good faith, relying upon the advice of outside legal counsel, that the failure to terminate is reasonably likely to result in the board of directors breaching its fiduciary duty.

No Solicitation by the Gifted Time Stockholders

The Gifted Time Stockholders have agreed that they will not, and will use their best efforts to cause the HollySys Operating Companies to not:

•	solicit, initiate or encourage discussions regarding or the submission of any acquisition proposal;

•	enter into any agreement with respect to any acquisition proposal; or

•
participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal.

The Gifted Time Stockholders will cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal.

Chardan Stockholders’ Meeting

Chardan has agreed to call and hold a meeting of its stockholders, as soon as practicable after the date of the stock purchase agreement for the purpose of seeking the approval of the stock purchase by its stockholders. Chardan has also agreed that it will file all required proxy materials with the SEC and, through its board of directors, recommend to its stockholders that they approve and adopt the stock purchase proposal.

Access to Information; Confidentiality

Chardan and HollySys will afford to the other party and its representatives prior to completion of the stock purchase reasonable access during normal business hours to all of their respective properties and records and will promptly provide to the other party a copy of each document filed pursuant to the requirements of the securities laws the United States, and all other information concerning its business, properties and personnel as the other party reasonably requests. The information will be held in confidence to the extent required by the provisions of the confidentiality agreement between the two parties.

Reasonable Efforts; Notification

Chardan and the Gifted Time Stockholders have agreed that they will use all reasonable efforts to take all actions, and to do all things necessary, proper or advisable to consummate the stock purchase and the transactions contemplated by the stock purchase agreement in the most expeditious manner practicable. This includes:

•
obtaining all necessary actions or non-actions, waivers, consents and approvals from governmental entities and making all necessary registrations and filings, including filings with governmental entities, if any, and taking all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtaining all necessary consents, approvals or waivers from third parties;

•
defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the stock purchase agreement or any other agreement contemplated by the stock purchase agreement or the consummation of the stock purchase or other transactions contemplated by the stock purchase agreement including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•
executing and delivering any additional instruments necessary to consummate the stock purchase or other transactions contemplated by the stock purchase agreement and to fully carry out the purposes of the stock purchase agreement and the transaction agreements contemplated by the stock purchase agreement.

The Gifted Time Stockholders will give prompt notice to Chardan, and Chardan will give prompt notice to the Gifted Time Stockholders, of:

•	any representation or warranty made by it contained in the stock purchase agreement becoming inaccurate or misleading; or

•	the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the stock purchase agreement.

However, no notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the stock purchase agreement or the agreements contemplated thereby as originally made. Accordingly, such notification may permit a termination of the stock purchase agreement.

Indemnification

The Gifted Time Stockholders shall indemnify and hold harmless Chardan (or HLS after the closing) for any damages, whether as a result of any third party claim or otherwise, which arise from or in connection with the breach of representations and warranties and agreements and covenants of the Gifted Time Stockholders. Chardan shall indemnify and hold harmless each Gifted Time Stockholder for any damages, whether as a result of any third party claim or otherwise, which arise from or in connection with the breach of representations and warranties and agreements and covenants of Chardan, which will be assumed by HLS upon the redomestication merger. Claims may be asserted once the damages exceed $250,000. Any indemnification payments shall be deemed to be an adjustment to the purchase price. Any party entitled to indemnification has the right to adjust any amount that it would otherwise pay (under the stock purchase agreement or any other agreement) to a party obligated to provide indemnification. As discussed under the heading “Enforceability of Civil Liabilities Against Foreign Persons,” HLS may have difficulty enforcing a judgment for indemnification against Gifted Time Stockholders. However, HLS would be able to reduce the amount of any future payments to Gifted Time Stockholders (including the deferred cash payment or any additional consideration based on after tax profits of HLS) in the event of indemnification claims.

The determination to assert a claim for indemnification against the Gifted Time Stockholders for the benefit of Chardan (or HLS after the closing) will be determined by an independent committee of the board of directors of Chardan. The independent committee of the board of directors will consist of at least two persons, as selected by the board of directors, none of whom is an officer or employee of Chardan (or HLS after the closing) and its subsidiaries or is the direct or beneficial owner of 5% or more of the voting capital stock of Chardan (or HLS after the closing).

Expenses

Except as provided in the stock purchase agreement, all fees and expenses incurred in connection with the stock purchase and the other transactions contemplated by the stock purchase agreement will be paid by the party incurring such expenses, whether or not the stock purchase is consummated. The Gifted Time Stockholders have agreed they have no right to claim or be paid any amount from the Chardan trust account, except on consummation of the stock purchase agreement.

Public Announcements

Chardan, on the one hand, and the Gifted Time Stockholders, on the other hand, have agreed:

•
to consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the stock purchase and the other transactions contemplated by the stock purchase agreement; and

•	not to issue any press release or make any public statement prior to this consultation, except as may be required by applicable laws or court process.

Conditions to the Completion of the Acquisition

Consummation of the stock purchase is conditioned on the stockholders of Chardan, at a meeting called for these purposes, (i) approving the stock purchase agreement and related transactions, and (ii) approving the merger of Chardan into HLS for the purpose of corporate reincorporation and redomestication in the British Virgin Islands, which will include retention of the HLS name and an increase in the authorized capital of the current company. The stockholders will also be asked to adopt a stock plan, but the stock purchase and redomestication transactions are not dependent on the approval of this plan.

In addition, the stock purchase agreement is conditioned upon (i) no order, stay, judgment or decree issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated in the stock purchase agreement, (ii) execution and delivery to each party of each of the various transaction documents, (iii) delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the stock purchase agreement have been materially complied with by each party, and (iv) receipt of necessary consents and approvals by third parties and completing necessary proceedings.

The obligations of each Gifted Time Stockholder to consummate the transactions contemplated by the stock purchase agreement also are conditioned upon each of the following, among other things:

•
HLS will have delivered the HLS stock and made the payments specified in the stock purchase agreement, and the Gifted Time Stockholders will have received confirmations of the payment of the cash portion thereof and such other documents, certificates and instruments as may be reasonably requested by the Gifted Time Stockholders;

•	the Gifted Time Stockholders must have received a legal opinion, dated as of the closing, from DLA Piper Rudnick Gray Cary US LLP, counsel to Chardan;

•	HLS will be an existing company under the laws of the British Virgin Islands;

•
Gifted Time Holdings shall have entered into, effective as of the closing, the employment agreements with the key executives, Dr. Wang Changli and Madame Qiao Li, the forms of which are exhibits to the stock purchase agreement;

•	Chardan must have performed all its obligations and all of Chardan’s representations and warranties must be true and correct;

•
at the closing, there will have been no material adverse change in the assets, liabilities or financial condition of Chardan and HLS from that shown in the Chardan balance sheet and related statements of income, and between the date of the stock purchase agreement and the closing date, there will have not occurred an event which, in the reasonable opinion of HollySys, would have had a material adverse effect on the operations, financial condition or prospects of Chardan and HLS;

•
effective as of the closing, the directors of Chardan who are not continuing as directors and officers of Chardan (or HLS, as the case may be) will have resigned and agreed that they have no claim for employment compensation in any form from Chardan; and

•	disbursement of funds held in the trust account maintained for Chardan.

The obligation of Chardan to consummate the transactions contemplated by the stock purchase agreement also are conditioned upon each of the following, among other things:

•	the Gifted Time Stockholders will have delivered the Gifted Time Holdings stock;

•	the stock consignment agreements will have been executed and delivered;

•
at the closing, there will have been no material adverse change in the assets, liabilities, financial condition or prospects of Gifted Time Holdings, the HollySys Operating Companies or its business from that shown or reflected in the financial statements of September 30, 2005 and as to be described in the Chardan proxy statement, and between the date of the stock purchase agreement and the closing date, there shall not have occurred an event which, in the reasonable opinion of Chardan would have a material adverse effect on Gifted Time Holdings or the HollySys Operating Companies;

•
the information about Gifted Time Holdings, the HollySys Operating Companies and their subsidiaries and management provided for inclusion in the Chardan proxy statement at the time of its distribution and at the closing, will accurately reflect the business, Gifted Time Holdings, the HollySys Operating Companies and the Gifted Time Stockholders, and not contain any untrue statement of a material fact or omission;

•
Chardan must have received a legal opinion, dated as of the closing, from Guantao Law Firm, counsel to the Gifted Time Stockholders, regarding the validity and enforceability of the stock consignment agreements;

•
Gifted Time Holdings, the HollySys Operating Companies and each Gifted Time Stockholder must have performed all their obligations and all of their representations and warranties must be true and correct; and

•	each of Dr. Wang Changli and Madame Qiao Li will have entered into the form of employment agreement which is an exhibit to the stock purchase agreement.

Termination

The stock purchase agreement may be terminated at any time, but not later than the closing as follows:

•	by mutual written consent of Chardan and the Gifted Time Stockholders;

•	by either party if the other party amends a schedule and such amendment or supplement reflects a material adverse change in the condition, operations or prospects of its business;

•	by either party if the closing has not occurred by December 31, 2006 (unless such terminating party is in breach of any of its material covenants, representations or warranties);

•
by either party if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within 10 business days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•
by Chardan if its board of directors shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate the stock purchase agreement is reasonably likely to result in the board of directors breaching its fiduciary duties to stockholders by reason of a pending, unsolicited, bona fide written proposal for a superior transaction; or

•
by either party if, at the Chardan stockholder meeting, the stock purchase agreement and redomestication merger and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Chardan’s common stock, or 20% or more of the shares sold in the initial public offering are presented for conversion into the pro rata portion of the trust account in accordance with the Chardan certificate of incorporation.

Neither HollySys, the HollySys Operating Companies nor the Gifted Time Stockholders have any right to damages from Chardan or HLS, and they have no right to any amount held in the trust account, and they have agreed not to make any claim against Chardan and HLS that would adversely affect the business, operations or prospects of Chardan and HLS or the amount of the funds held in the trust account.

Effect of Termination

In the event of proper termination by either Chardan or the Gifted Time Stockholders, the stock purchase agreement will become void and have no effect, without any liability or obligation on the part of Chardan or the Gifted Time Stockholders, except in connection with the confidentiality obligations set forth in the stock purchase agreement.

Amendment

The stock purchase agreement may be amended at any time before or after receipt of the approval from Chardan’s stockholders. However, after receipt of the approval from Chardan’s stockholders, the parties may not, without further stockholders’ approval, amend the stock purchase agreement, in a manner that by law requires further approval by the stockholders of Chardan. In addition, no amendment will be binding on any of the parties unless such amendment made in writing by all of them.

Chardan and the Gifted Time Stockholders have entered into two amendments to the stock purchase agreement. The First Amendment to the stock purchase agreement, dated March 25, 2006 (i) revised the preamble to the stock purchase agreement and (ii) revised the stock purchase agreement to state that the employment agreements for Dr. Wang and Madam Qiao will be entered into with Gifted Time Holdings instead of with Beijing HollySys. The Second Amendment to the stock purchase agreement, dated June 5, 2006, (a) changed the number of the board of directors from nine to seven and (b) extended the termination date to December 31, 2006. Both amendments to the stock purchase agreement are included in Annex A to this proxy statement/prospectus.

Extension; Waiver

At any time prior to the consummation of the stock purchase, Chardan and the Gifted Time Stockholders may extend the time for the performance of any of the obligations or other acts, waive any inaccuracies in the representations and warranties or waive compliance with any of the conditions. Such extension of time or waiver may be agreed to by Chardan even after the meeting of stockholders to approve the transaction if Chardan’s board of directors determines the matter not to have a material effect on the value of the transaction for Chardan’s stockholders and that it is in the best interest of Chardan and its stockholders to do so. However, we anticipate that the transaction will close promptly (within a week) after stockholder approval of the transaction, and we do not anticipate that at the time of the stockholder vote any material condition to performance of the agreement will remain unfulfilled. In the event that any material condition is unfulfilled or an inaccuracy in the representations and warranties of the Gifted Time Stockholders is identified after the effective date of this registration statement, we would file a post-effective amendment of this Form S-4 and would provide the content of that amendment to our stockholders as of the record date in the manner prescribed by Commission rules prior to conducting the stockholder meeting, if necessary adjourning or postponing the stockholder meeting in order to do so.

Employment Agreements

Each of Dr. Wang Changli and Madame Qiao Li will enter into a three-year employment agreement with Gifted Time Holdings. Dr. Wang will be employed as the chief executive officer, and Madame Qiao Li will be the chairperson. Each of the agreements provide for an annual salary of $120,000 and a discretionary cash bonus that can be up to 250% of the annual salary, as the compensation committee determines. The executives will be entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements will be terminable by HollySys for death, disability and cause. The executive may terminate for good reason, which includes HollySys’ breach, the executive’s not being a member of the board of directors, and change of control. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China.

Officers of the Combined Company

After the consummation of the stock purchase, the board of directors will appoint the following executive officers:

•	Dr. Wang Changli as the chief executive officer, and

•	Madame Qiao Li as the chairperson.

CHARDAN REDOMESTICATION MERGER

General

Chardan is reincorporating in the British Virgin Islands and in that process changing its name and corporate documents and establishing a new board of directors. The redomestication merger is an obligation under the stock purchase agreement with the Gifted Time Stockholders.

We believe that the reincorporation in the British Virgin Islands (BVI) will give the continuing company more flexibility and simplicity in various corporate transactions. We also believe that being reincorporated in the BVI will facilitate and reduce the costs of any further reorganization of the HollySys Operating Companies and permit the creation and acquisition of additional companies in China as the business of HollySys expands. We believe that the reincorporation will reduce taxes and other costs of doing business by HLS in the future because its operations will be in China after the acquisition. The BVI has adopted a BVI Business Companies Act that allows for flexible and creative corporate structures for international businesses. Further, BVI business companies are wholly exempt from BVI tax on their income. As part of the reincorporation, Chardan’s corporate name will be that of the surviving company, “HLS Systems International, Ltd.”

Reincorporation in the BVI will entail some risks for Chardan stockholders. Upon completion of the stock purchase transaction, holders of Chardan stock will represent a minority of the outstanding shares of HLS. There is little statutory law for the protection of minority shareholders under the laws of the British Virgin Islands. Similarly, the fiduciary obligations of the HLS directors under British Virgin Islands law are not as clearly established as they would be under the statutes or judicial precedent in some jurisdictions in the United States, and British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. These risks are discussed in greater detail in the “Risk Factors” section under the heading “Risks Related to the Ownership of Our Stock.”

The full texts of the Plan of Merger and the Memorandum and Articles of Association of HLS are set forth in annexes to this proxy statement/prospectus. The discussion of these documents and the comparison of rights set forth below are qualified in their entirety by reference to those annexes.

Adoption of the Redomestication Merger

The board of directors has approved the reincorporation plan and redomestication merger and recommends that the stockholders of Chardan approve it.

The affirmative vote of the holders of a majority of the shares outstanding of Chardan is required for approval of the reincorporation plan and redomestication merger. Abstentions and broker non-votes will have the effect of a vote against the proposal.

The reincorporation plan will not be implemented if the stock purchase agreement is not approved or the stock purchase is not consummated. The stock purchase will not be consummated if Chardan does not reincorporate in the BVI.

The board of directors unanimously recommends a vote “FOR” the approval of the reincorporation plan and redomestication merger.

Plan of Reincorporation and Redomestication Merger

The reincorporation will be achieved by the merger of Chardan, a Delaware company, with and into HLS, a BVI corporation, which is wholly owned by Chardan at this time, with HLS being the surviving entity. The Memorandum of Association and the Articles of Association, the equivalent of a certificate of incorporation and bylaws of a United States company, of the surviving company will be those of HLS, written in compliance with BVI law. The effectiveness of the reincorporation and the merger is conditioned upon the filing by both Chardan and HLS of a certificate of merger with the State of Delaware and articles of merger with the BVI. Upon the filing of these documents, Chardan will cease its corporate existence in the State of Delaware.

At the time of the redomestication merger, one new share of HLS will be issued for each outstanding share of common stock of Chardan held by our stockholders on the effective date for the reincorporation. Each share of HLS that is owned by Chardan will be canceled and resume the status of authorized and unissued HLS common stock. The Chardan shares no longer will be eligible to trade on the over-the-counter bulletin board market. The shares of HLS will be eligible to trade in their place beginning on or about the effective date of the reincorporation under a new CUSIP number and trading symbol. The symbol will be assigned if the market will be the OTCBB or will be as determined with the approval of Nasdaq if that is where the shares will trade upon consummation of the stock purchase.

Your percentage ownership of Chardan will not be affected by the reincorporation. As part of the stock purchase transaction, however, there will be the issuance of additional shares of common stock as partial consideration for the HollySys Companies. As part of the reincorporation, HLS will assume the outstanding warrants of Chardan on the same terms as currently issued. In addition, HLS will assume all other outstanding obligations of Chardan and succeed to those benefits enjoyed by Chardan. The business of Chardan, upon the reincorporation and the acquisition of the HollySys Companies will become that of HollySys.

You do not need to replace the current stock certificate of Chardan after the redomestication merger. Do not destroy your current stock certificates issued by Chardan. The issued and outstanding stock certificates of Chardan will represent the rights that our stockholders will have in HLS. Stockholders, however, may submit their stock certificates to our transfer agent, Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004 (212-509-4000) for new certificates, subject to normal requirements as to proper endorsement, signature guarantee, if required, and payment of applicable taxes.

If you have lost your certificate, you can contact our transfer agent to have a new certificate issue. You may be requested to post a bond or other security to reimburse us for any damages or costs if the lost certificate is later delivered for sale or transfer.

Management of HLS

The directors of HLS will be seven persons. These will be Wang Changli, Qiao Li, Kerry S. Propper, and four independent directors. The officers of HLS will be Dr. Wang Changli (chief executive officer) and Madame Qiao Li (chairperson). See “Directors and Management of the Combined Company following the Stock Purchase.”

Wang Changli and Qiao Li will be employed by Gifted Time Holdings pursuant to written employment agreements described above.

Conversion Rights

Any stockholder of Chardan holding shares of common stock issued in Chardan’s initial public offering who votes against the redomestication merger may, at the same time, demand that Chardan convert his or her shares into a pro rata portion of the trust account as of the record date. If the stockholder makes that demand and the redomestication merger is consummated, Chardan will convert these shares into a pro rata portion of funds held in the trust account plus interest, as of the record date. Alternatively, Chardan stockholders who vote against the redomestication merger may elect to exercise their appraisal rights under Delaware law as discussed in the section below. Because the exercise of the conversion rights and the appraisal rights both require a tender of the holder’s shares to Chardan, only one right may be elected in respect of the shares.

The closing price of Chardan’s common stock on ____________, 2006 (the record date) was $_____ and the per-share, pro-rata cash held in the trust account on that date was approximately $_____. Prior to exercising conversion rights, Chardan stockholders should verify the market price of Chardan’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights, if the market price per share is higher than the conversion price.

If the holders of 1,150,000 or more shares of common stock issued in Chardan’s initial public offering (an amount equal to 20% or more of these shares), vote against the stock purchase and demand conversion of their shares, Chardan will not be able to consummate the stock purchase.

If you exercise your conversion rights, then you will be exchanging your shares of Chardan common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to hold these shares through the effective time of the stock purchase and then tender your stock certificate to the combined company.

Appraisal Rights

Under Delaware corporate law, holders of Chardan common stock who comply with the applicable requirements of Delaware law will have the right to receive an appraised value of their shares in connection with the redomestication merger.

Delaware law entitles the holders of record of shares of Chardan common stock who follow the procedures specified in Section 262 of the Delaware corporate law to have their shares appraised by the Delaware Court of Chancery and to receive the “fair value” (as determined by the court) of such shares as of the effective time of the redomestication merger, instead of the consideration that the holder would otherwise receive in the redomestication merger. In order to exercise appraisal rights, a stockholder must demand and perfect those rights in accordance with Section 262 of the Delaware corporate law. The following is a summary of Section 262 of the Delaware corporate law and is qualified in its entirety by reference to Section 262 of the Delaware corporate law, a copy of which is attached hereto as Annex H. Chardan stockholders should carefully review Section 262 of the Delaware corporate law as well as information discussed below to evaluate their rights to appraisal.

If a holder of Chardan common stock elects to exercise the right to an appraisal under Section 262 of the Delaware corporate law, such stockholder must:

•file with Chardan at its main office in San Diego, California, a written demand for appraisal of the shares of Chardan common stock held (which demand must identify the stockholder and expressly request an appraisal) before the vote is taken on the redomestication merger at the special meeting; and

• continuously hold such shares through the effective time of the redomestication merger.

All written demands for appraisal should:

• be addressed to Kerry Propper, Corporate Secretary, Chardan North China Acquisition Corporation, 625 Broadway, Suite 1111, San Diego, CA 92101,

• be sent to ensure receipt before the vote is taken on the redomestication merger at the special meeting,

• be executed by, or on behalf of, the holder of record, and

• reasonably inform Chardan of the identity of the stockholder and that the stockholder is thereby demanding appraisal of the stockholder’s shares.

Within 10 days after the effective time of the redomestication merger, HLS (the surviving company of the redomestication merger) will give written notice of the effective time to each holder of Chardan common stock who has satisfied the requirements of Section 262 of the Delaware corporate law by timely filing a proper demand for appraisal. Within 120 days after the effective time, either HLS or any stockholder demanding appraisal rights may file a petition with the court demanding a determination of the fair value of the shares of Chardan common stock of all dissenting stockholders. Any stockholder demanding appraisal rights who desires the court to make the determination of fair value should file the petition on a timely basis, unless the stockholder receives notice that such a petition has been filed by HLS or another stockholder.

If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of Chardan common stock held by those stockholders. The court's valuation will exclude any element of value arising from the accomplishment or expectation of the redomestication merger (and the concurrent acquisition of Gifted Time Holdings), but may include a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining fair value, the court shall take into account all relevant factors. The court may determine the fair value to be more than, less than or equal to the consideration that a stockholder would otherwise be entitled to receive either in the redomestication merger or pursuant to the conversion rights (which entitle the holder to a pro rata portion of the funds in the Chardan trust account). If a petition for appraisal is not timely filed, then the right to an appraisal shall cease. The court will determine the costs of the appraisal proceeding and the court will assess those costs against the parties as the court determines to be equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts) to be charged pro rata against the value of all shares entitled to appraisal. Because the reimbursement of these costs is discretionary and because the appraised value of the shares may be low (given that the court is entitled to exclude any elements of value arising from the accomplishment or expectation of the redomestication merger and the concurrent acquisition of Gifted Time Holdings), stockholders demanding appraisal rights may not receive amounts for their shares that would be sufficient to cover their costs of the appraisal process.

After the effective time of the redomestication merger, no stockholder who has exercised appraisal rights shall have any rights of a Chardan stockholder with respect to such holder’s shares for any purpose, except to receive payment to which Chardan stockholders of record as of a date prior to the effective time are entitled, if any. If a stockholder entitled to appraisal rights delivers to HLS a written withdrawal of the demand for an appraisal within 60 days after the effective time of the redomestication merger (or thereafter with the written approval of HLS) or if no petition for appraisal is filed within 120 days after the effective time, then the right of such stockholder to an appraisal will cease and such stockholder will be entitled to receive only the shares of common stock of HLS as provided in the redomestication merger.

Differences of Stockholder Rights

Upon the completion of the reincorporation, the memorandum and articles of association of HLS will become the governing documents of the surviving corporation. Although the corporate statutes of Delaware and the British Virgin Islands are similar, certain differences exist. The most significant differences, in the judgment of the management of Chardan are summarized below. Stockholders should refer to the annexes of the memorandum and articles of association and to the Delaware corporate law and corporate law of the British Virgin Islands, including the Business Companies Act (“BCA”) to understand how these laws apply to Chardan and HLS and may affect you. Neither British Virgin Islands law nor the memorandum and articles of association of HLS impose any limitations on the right of nonresident or foreign owners to hold or vote securities. Under the British Virgin Islands law, holders of a company’s stock are referred to as members, as opposed to stockholders, which reference is carried through in the table.

Provision	Chardan	HLS

Number of Authorized Shares	21 million shares of which 20 million are shares of common stock, $.0001 par value per share and 1 million are shares of preferred stock, par value $.0001 per share	101 million shares of which 100 million are ordinary shares; and 1 million are preference shares, each with a par value of $.001 per share

Par Value	Stated in United States dollars. Changes in capital generally require stockholder approval	No par value Changes in capital may be made upon resolution of members or directors.

Preferred (Preference) Shares	Directors may fix the designations, powers, preferences, rights, qualifications, limitations and restrictions by resolution.	Same as Chardan, but subject to the memorandum.

Registered Shares	Shares of capital stock of Chardan to be registered shares.	Same as Chardan

Purpose of Corporation	To engage in any lawful act not prohibited by law.	Same as Chardan subject to the prohibition of conducting certain business activities in the BVI ( i.e., banking, insurance and local BVI businesses).

Amendment of Certificate of Incorporation	Requires stockholder vote and, except in limited circumstances, by the board of directors.	Requires vote of the members, being a person that holds shares, or as permitted by the BCA by the board of directors and articles.

Registered Office	9 East Loockerman Street Kent County Dover, Delaware	P.O. Box 173 Kingston Chambers Road Town, Tortola, British Virgin Islands

Transfer Agent	Continental Stock Transfer & Trust Company	Same as Chardan

Voting Rights
Common stock: one share, one vote on all matters before the holders of the common stock.
Other classes of equity may have voting rights as assigned to them by the board of directors or as approved by stockholders.
Directors elected by plurality, all other matters either by majority of issued and outstanding or majority of those present and entitled to vote as specified by law.
Same as Chardan Directors elected by plurality as provided in memorandum and articles; all other matters by a majority of those shares present and entitled to vote.

Provision	Chardan	HLS

Redemption of Equity	Shares may be repurchased or otherwise acquired, provided the capital of the company will not be impaired by the acquisition. Company may hold or sell treasury shares.	Same as Chardan

Stockholder/Member consent	Permitted as required for a vote at a meeting	Same as Chardan

Notice Requirements for Stockholder/Member Nominations and Other Proposals
In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 60 days and not more than 90 days prior to public disclosure of the date of annual meeting.
In the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholder, to be timely, the notice must be received by the company no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs.

To bring a matter before an annual meeting or to nominate a candidate for director, a member must give notice to the company of not less than 30 days nor more than 60 days.
If the member is making a proposal on a matter or nominating a candidate for director and there is less than 40 days notice or prior public disclosure of the date is given or made to members, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Meetings of Stockholders/Members - Presence	In person or by proxy or other appropriate electronic means.	In person or by proxy or by any teleconference means where persons can hear one another.

Meeting of Stockholder/Member - Notice	Not less than 10 days or more than 60 days.	Not less than seven days; no maximum limit.

Meeting of Stockholders/Members - Call of Meeting
Regular and annual meetings shall be called by the directors. Special meetings may be called only by majority of board of directors, chief executive officer or by a majority of the issued and outstanding capital stock entitled to vote.

Meetings may be called by the directors or by members holding 30 percent of the outstanding votes. The articles require an annual meeting of the members for the election of directors to be called by the directors.
Meetings on short notice may be called upon waiver or presence of all the members holding shares entitled to vote or 90% of the total number of shares entitled to vote agree to short notice.

Meeting of Stockholders /Members- Place	Within or without Delaware	Within or outside the BVI as the directors consider necessary or desirable.

Provision	Chardan	HLS

Meeting of Stockholders/Members - Quorum	Majority of the capital stock issued and outstanding and entitled to vote at meeting. Meeting may be adjourned for up to 30 days without additional notice to stockholders.	One-half of the votes of the shares of each class or series entitled to vote. Adjournment for such time as directors determine.

Meeting of Stockholders/Members - Record Date	As fixed by the directors, no more than 60 days and no less than 10 days before the meeting. If not fixed, the day before notice of meeting is given.	As fixed by the directors

Directors - Election	By the stockholders as entitled by their terms, including the holders of common stock.	By the members as entitled by their terms, including the holders of common stock

Directors - Term	Staggered board of three classes; for terms of three years	Annual term

Directors - Removal	By the stockholders for cause.
By resolution of the members for cause or without cause on a vote of the members representing 66-2/3 of the shares entitled to vote or the directors for any reason on a resolution signed by all the other directors absent from meetings for six months without leave of the board, death or incapacity.

Directors - Vacancy	May be filled by majority of remaining directors (unless they are the result of the action of stockholders) and newly created vacancies may be filled by majority of remaining directors.	May be filled by members or the board of directors.

Directors - Number	Unless established by certificate of incorporation, as determined by board of directors, but not less than one.	Same as Chardan.

Directors - Quorum and Vote Requirements	A majority of the entire board. The affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the board of directors.	One-half of the total number of directors, present in person or by alternate, except if there are only two or less directors then a quorum will be all the directors.

Directors - Managing Director	Not applicable
Provision for the board to select one or more directors to be managing directors, provide for special remuneration and assign such powers as the board determines so long as it is not a power that requires board approval.

Directors - Powers	All powers to govern the corporation not reserved to the stockholders.	Same as Chardan

Directors - Committees	Directors may establish one or more committees with the authority that the board determines.	Same as Chardan

Provision	Chardan	HLS

Directors - Consent Action	Directors may take action by written consent of all directors, in addition to action by meeting.	By written consent in same manner as if at a meeting in persons, by directors or by alternate.

Director - Alternates	Not permitted	Directors may, by written instrument, appoint an alternate who need not be a director, who may attend meetings in the absence of the director and vote and consent in the place of the directors.

Directors - Appoint Officers	Directors appoint the officers of the corporation, subject to the by-laws, with such powers as they determine.	Same as Chardan, subject to the articles of association

Director - Limitation of Liability
Directors liability is limited, except for (i) breach of loyalty, (ii) act not in good faith or which involves international misconduct or a knowing violation of law, (iii) willful violation of law in respect of payment of dividend or redeeming shares, or (iv) actions in which director receives improper benefit.

Duty to act honestly and in good faith with a view to the best interests of the company and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. No provisions in the memorandum, articles or agreement may relieve a director, officer, or agent from the duty to act in accordance with the memorandum or articles or from personal liability arising from the management of the business or affairs of the company.

Director - Indemnification Insurance	Company may purchase insurance in relation to any person who is or was a director or officer of the company.	Same as Chardan, extends to a liquidator of the company.

Amendments to Organizational Documents
Amendments must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. By-laws may be amended by the stockholders entitled to vote at any meeting or, if so provided by the certificate of incorporation, by the board of directors.
Amendments to the memorandum and articles may be made by resolution of the members or by the directors.

Sale of Assets	The sale of all or substantially all the assets of the company requires stockholder approval.	Subject to the Memorandum and Articles of Association, the sale of more than 50% of the assets of the company requires member approval.

Dissenters Rights	Provision is made under Delaware corporate law to dissent and obtain fair value of shares in connection with certain corporate actions that require stockholder approval or consent.	Provision is made under the BCA to dissent and obtain fair value of shares in connection with certain corporate actions that require member approval or consent.

Indemnification Of Officers And Directors

As indicated in the comparison of charter provisions, a director, officer or agent of a company formed under the laws of the British Virgin Islands is obligated to act honestly and in good faith and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. The Memorandum and Articles of HLS do not relieve directors, officers or agents from personal liability arising from the management of the business of the company. Notwithstanding the foregoing, Section 132 of the Business Companies Act of the British Virgin Islands may indemnify directors, officers and agents against all expenses, including legal fees and judgments, fines and settlements, in respect of actions related to their employment. The stock purchase agreement provides indemnification in respect of the representations, warranties and covenants of the parties, some of which may relate to the securities laws of the United States. There are no agreements that relieve directors, officer or agents from personal liability. HLS is permitted and intends to obtain director and officer insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, HLS and Chardan have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Defenses Against Hostile Takeovers

While the following discussion summarizes the reasons for, and the operation and effects of, the principal provisions of HLS’s Memorandum and Articles of Association that management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to the full texts of HLS’s Memorandum and Articles of Association.

In general, the anti-takeover provisions of HLS’s Memorandum and Articles of Association are designed to minimize susceptibility to sudden acquisitions of control that have not been negotiated with and approved by HLS’s board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of HLS or a tender offer for all of HLS’s capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of HLS in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of HLS in a short time and then impose its will on the remaining stockholders. However, to the extent there provisions successfully discourage the acquisition of control of HLS or tender offers for all or part of HLS’s capital stock without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests.

Tender offers or other non-open market acquisitions of stock will generally be made at prices above the prevailing market price of HLS’s stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of HLS’s stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors, whether or not stockholders deem such transactions to be in their best interest.

Stockholder Meetings. British Virgin Island law provides that stockholder meetings shall be convened by the board of directors at any time or upon the written request of stockholders holding more than 30% of the votes of the outstanding voting shares of the company. HLS’s Articles of Association provide that annual stockholder meetings for the election of directors may be called only by the directors.

Number of Directors and Filling Vacancies on the Board of Directors. British Virgin Island law requires that the board of directors of a company consist of one or more members and that the number of directors shall be set by the corporation’s Articles of Association, with a minimum of one director. HLS’s Articles of Association provide that the number of directors shall be not less than one, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested primarily in the board of directors. Directors may be removed by the members only for cause or without cause on a vote of the members representing 66-2/3 of the shares entitled to vote.

Election of Directors. Under British Virgin Island law, there is no cumulative voting by stockholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholders meeting may, if they so choose, elect all directors of HLS, thus precluding a small group of stockholders from controlling the election of one or more representatives to the board of directors.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent. The HLS Articles of Association will provide for advance notice requirements for stockholder proposals and nominations for director. Generally, to be timely, notice must be delivered to the secretary of HLS at its principal executive offices not fewer than 30 days nor more than 60 days prior to the first anniversary date of the annual meeting for the preceding year. Special meetings may be called by HLS’s board of directors or by stockholders comprising 50% of the combined voting power of the holders of the then outstanding shares entitled to vote. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Rights of Minority Shareholders

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the Articles and the Memorandum of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum. The company is obliged to hold an annual general meeting and provide for the election of directors. Companies are obligated to appoint an independent auditor and shareholders are entitled to receive the audited financial statements of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum of association or articles, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of HLS. The principal difference, as discussed elsewhere will be the methodology and the forum for bringing such an action. It is also generally the case that the Delaware courts can exercise a wide latitude in interpretation and wide discretion in fashioning remedies as they think fits the circumstances for the regulation of the company. Under English precepts of the law of minority shareholders, there is generally a more restricted approach to the enforcement of the rights through the interpretation of the law, articles and memorandum.

Federal Income Tax Consequences of the Reincorporation

The redomestication merger has been structured to qualify as a reorganization under section 368(a) of the Code for federal income tax purposes. For United States federal income tax purposes, no gain or loss will be recognized by the stockholders of Chardan who receive HLS common stock for their Chardan common stock in connection with the redomestication merger. The aggregate tax basis of the HLS common stock received by a Chardan stockholder in connection with the redomestication merger will be the same as the aggregate tax basis of the Chardan common stock surrendered in exchange for HLS common stock. A stockholder who holds Chardan common stock will include in his holding period for the HLS common stock that he receives his holding period for the Chardan common stock. Chardan, however, will recognize gain, but not loss, as a result of the redomestication merger equal to the difference, if any, between the adjusted tax basis of any Chardan asset and such asset’s fair market value at the effective time of the redomestication merger. There is no reciprocal tax treaty between the British Virgin Islands and the United States regarding withholding.

State, local or foreign income tax consequences to stockholders may vary from the federal income tax consequences described above, and stockholders are urged to consult their own tax advisor as to the consequences to tem of the reincorporation under all applicable tax laws.

Transfer of HLS Securities Upon Death of Holder

Because HLS is a BVI company, the transfer of the securities of HLS, including the common stock and warrants, for estate administration purposes will be governed by BVI law. This may require that the estate of a decedent security holder of HLS seek to probate or transfer under letters of administration for the estate issued by a court in the BVI. HLS has attempted to modify this requirement by inserting in its Articles of Association a provision that permits the board of directors to decide whether or not to permit decedent transfers based on estate documentation from jurisdictions other than the BVI, more in accordance with United States practice, without any action having to be taken in the BVI. The board of directors intends to follow this procedure. There is no assurance that this will result in an enforceable transfer. The board of directors will be fully indemnified for its actions in this regard pursuant to the Articles of Association.

CHARDAN 2006 EQUITY PLAN

Background

The Chardan board of directors has approved the “2006 Stock Plan,” subject to stockholder approval. The plan reserves 3,000,000 shares of Chardan common stock for issuance in accordance with the plan’s terms. The purpose of the stock option plan is to enable Chardan to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to Chardan have been, are or will be important to the success of Chardan, an opportunity to acquire a proprietary interest in Chardan. The various types of incentive awards that may be provided under the stock option plan will enable Chardan to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

There are approximately 1,000 persons who will be eligible to be granted awards, including directors, officers and employees of the HollySys Operating Companies, Gifted Time Holdings and HLS. No allocations of shares that may be subject to awards have been made in respect of the executive officers or any other group. All awards will be subject to the recommendations of management and the compensation committee and approval by the board of directors or the stock option committee.

A summary of the principal features of the stock option plan is provided below, but is qualified in its entirety by reference to the full text of the plan which is attached to this proxy statement/prospectus as an annex.

Shares Available

The stock plan reserves 3,000,000 shares of common stock for awards. If Chardan’s stockholders approve this proposal, the total number of shares of common stock available for issuance under the stock plan will be subject to the adjustments described below.

Administration

The stock plan is administered by our compensation committee. Under the stock plan, the compensation committee has full authority, subject to the provisions of the plan, to award any of the following, either alone or in tandem with each other:

•	stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	performance units and shares

•	deferred compensation awards; and

•	other stock-based awards.

Subject to the provisions of the stock plan, the compensation committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. The interpretation and construction by the compensation committee of any provisions of, and the determination by the compensation committee of any questions arising under, the plan or any rule or regulation established by the compensation committee pursuant to the plan is final and binding on all persons interested in the plan.

Stock subject to the plan

The plan authorizes a total of 3,000,000 shares of common stock to be granted as awards under the plan. In order to prevent the dilution or enlargement of the rights of holders under the plan, our compensation committee may determine whether or not to adjust the terms of the awards or the number of shares reserved for issuance under the plan in the event of any stock split, reverse stock split, stock dividend payable on our shares of common stock, combination or exchange of shares, or other extraordinary event occurring after the grant of an award. Shares of our common stock that are awarded under the plan may be either treasury shares or authorized but unissued shares. Treasury shares are those purchased or acquired by us from a stockholder or in the public market. If any award granted under the plan is forfeited or terminated, the shares of common stock reserved for issuance pursuant to the award will be made available for future award grants under the plan.

Eligibility

Subject to the provisions of the plan, awards may be granted to key employees, officers, directors and consultants who are deemed to have rendered or are able to render significant services to us or our subsidiaries and who are deemed to have contributed or to have the potential to contribute to our success. Incentive stock options may only be awarded to individuals who are our employees at the time of grant. Notwithstanding the foregoing, an award may be granted to an individual in connection with his or her hiring or retention, or at any time on or after the date he or she reaches an agreement with us, either oral or in writing, with respect to his or her hiring, even though it may be prior to the date he or she first performs services for us or our subsidiaries. However, no portion of any award of this nature can vest prior to the date that the individual first performs the services he or she was hired or retained to perform.

Types of awards

Options. Under the plan, our compensation committee may award to participants stock options that:

•	are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code; or

•	are not intended to be so qualified.

Incentive stock options may only be awarded to our employees and those of our subsidiaries. To the extent that any stock option intended to qualify as an incentive stock option does not so qualify it will constitute a non-incentive stock option.

Our compensation committee will fix the term of each stock option. However, an incentive stock option may be granted only within the ten-year period commencing from the effective date of the plan and may only be exercised within ten years from the date of grant, or five years from the date of grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities.

The exercise price of stock options granted under the plan will be determined by our compensation committee at the time of the grant, but in no event will the price be less than the fair market value of the underlying common stock on the last trading day prior to the date the stock option is granted. However, the exercise price of an incentive stock option granted to a 10% stockholder will not be less than 110% of the fair market value of the shares on the last trading day prior to the date the stock option is granted. The number of shares covered by incentive stock options which may first become exercisable by a participant in any calendar year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant.

The compensation committee will determine the terms and conditions of stock options and when they will become exercisable. Any requirement that options be exercised in installments may be waived in whole or in part by the compensation committee.

Payment of the exercise price may be made in cash, in shares of our common stock owned by the participant, in a combination of the two, or otherwise, as reflected in the applicable award agreement. Additionally, the compensation committee may permit a participant to elect to pay the exercise price by irrevocably authorizing a third party to sell shares of common stock, or a sufficient portion of the shares, acquired upon exercise of the stock option and pay to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from the exercise. The committee may also approve the use of any other legal consideration to exercise a stock option. A participant has no rights as a stockholder with respect to the shares of our common stock underlying a stock option granted under the plan until shares are actually issued upon exercise of the stock option.

Stock appreciation rights . Under the plan, our compensation committee may grant stock appreciation rights to participants in tandem with or separate from stock options. A tandem stock appreciation right entitles the holder to surrender to us all or a portion of a stock option in exchange for a number of shares of our common stock determined by multiplying the excess of the fair market value per share of our common stock on the exercise date over the exercise price per share by the number of shares subject to the stock option and then dividing it by the fair market value of the common stock on the date the stock appreciation right is exercised. In the case of an incentive stock option, a tandem stock appreciation right may only be granted simultaneously with the grant of the underlying incentive stock option. In the case of non-incentive stock option, a tandem stock appreciation right may be granted at or after the time of the grant of the underlying non-incentive stock option. A tandem stock appreciation right will terminate upon termination or exercise of the related stock option. Upon exercise of a tandem stock appreciation right, the underlying stock option will be deemed to have been exercised, and the related shares of our common stock will no longer be available for issuance under the plan.

Restricted Stock Awards. The committee may grant restricted stock awards under the stock plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to the company. The committee determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the committee specifies, including the attainment of one or more performance goals similar to those described below in connection with performance awards. Shares acquired pursuant to a restricted stock award may not be transferred by the participant until vested. Unless otherwise provided by the committee, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant’s termination of service. Participants holding restricted stock will generally have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units. The committee may grant restricted stock units under the stock plan, which represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to the company. The committee may grant restricted stock unit awards subject to the attainment of one or more performance goals similar to those described below in connection with performance awards, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. Unless otherwise provided by the committee, a participant will forfeit any restricted stock units which have not vested prior to the participant’s termination of service. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the committee may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Awards. The committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the determines in writing and sets forth in a written agreement between the company and the participant. To the extent compliance with Section 162(m) of the Code is desired, a committee comprised solely of “outside directors” under Section 162(m) shall act with respect to performance awards. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of common stock and a value set by the committee. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. To the extent earned, performance awards may be settled in cash, shares of common stock (including shares of restricted stock) or any combination thereof.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the committee will establish one or more performance goals applicable to the award. Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the company and each subsidiary corporation consolidated with the company for financial reporting purposes, or such division or business unit of the company as may be selected by the committee. The committee, in its discretion, may base performance goals on one or more of the following such measures: sales revenue, gross margin, operating margin, operating income, pre-tax profit, earnings before interest, taxes, depreciation and amortization, net income, expenses, the market price of our common stock, earnings per share, return on stockholder equity, return on capital, return on net assets, economic value added, market share, customer service, customer satisfaction, safety, total stock holder return, free cash flow, or other measures as determined by the committee. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the committee. The degree of attainment of performance measures will be calculated in accordance with generally accepted accounting principles, but prior to the accrual or payment of any performance award for the same performance period, and, according to criteria established by the committee, excluding the effect (whether positive or negative) of changes in accounting standards or any extraordinary, unusual or nonrecurring item occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a “covered employee” within the meaning of Section 162(m) of the Code. However, no such reduction may increase the amount paid to any other participant. The committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant’s individual job performance or other factors determined by the committee. In its discretion, the committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on the company’s common stock. The committee may provide for performance award payments in lump sums or installments. If any payment is to be made on a deferred basis, the committee may provide for the payment of dividend equivalents or interest during the deferral period.

Unless otherwise provided by the committee, if a participant’s service terminates due to the participant’s death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of months of the participant’s service during the performance period. If a participant’s service terminates prior to completion of the applicable performance period for any other reason, the stock plan provides that, unless otherwise determined by the committee, the performance award will be forfeited. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Deferred Compensation Awards. The stock plan authorizes the committee to establish a deferred compensation award program. If and when implemented, participants designated by the committee who are officers, directors or members of a select group of highly compensated employees may elect to receive, in lieu of compensation otherwise payable in cash or in lieu of cash or shares of common stock issuable upon the exercise or settlement of stock options, stock appreciation rights or performance share or performance unit awards, an award of deferred stock units. Each such stock unit represents a right to receive one share of our common stock at a future date determined in accordance with the participant’s award agreement. Deferred stock units are fully vested upon grant and will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of stock units subject to the award as soon as practicable following the earlier of the date on which the participant’s service terminates or a settlement date elected by the participant at the time of his or her election to receive the deferred stock unit award. Participants are not required to pay any additional consideration in connection with the settlement of a deferred stock units. A holder of deferred stock units has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the stock units. However, participants holding deferred stock units will be entitled to receive dividend equivalents with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalents will be credited in the form of additional whole and fractional stock units determined in accordance with a method specified by the committee in the participant’s award agreement. Prior to settlement, deferred stock units may not be assigned or transferred other than by will or the laws of descent and distribution.

Other stock-based awards . Our compensation committee may award other stock-based awards, subject to limitations under applicable law, in addition to, or in lieu of, other awards granted to participants under the plan. These other stock-based awards are payable in, valued in, or otherwise based on, or related to, our shares of common stock or dividends on our common stock. Subject to the terms of the plan, the compensation committee has complete discretion to determine the terms and conditions of other stock-based awards. Other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the plan or any other plan in effect.

Withholding taxes

We may withhold, or require participants to remit to us, an amount sufficient to satisfy any federal, state or local withholding tax requirements associated with awards under the plan. If permitted by our compensation committee, tax withholding may be settled with shares of our common stock, including shares that are part of the award that gives rise to the withholding requirement.

Awards may, in some cases, result in the deferral of compensation that is subject to the requirements of Code Section 409A. To date, the U.S. Treasury Department and Internal Revenue Service have issued only preliminary guidance regarding the impact of Code Section 409A on the taxation of these types of awards. Generally, to the extent that deferrals of these awards fail to meet certain requirements under Code Section 409A, such awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Code Section 409A are satisfied. It is the intent of the Company that awards under the 2006 Plan will be structured and administered in a manner that complies with the requirements of Code Section 409A.

Agreements; Transferability

Stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and other stock-based awards granted under the plan will be evidenced by agreements consistent with the plan in a form as prescribed by the compensation committee. Neither the plan nor agreements evidencing awards under the plan confer any right to continued employment upon any holder of a stock option, stock appreciation right, restricted stock, deferred stock, stock reload option or other stock-based award. Further, except as:

•	expressly provided in the plan,

•	expressly provided in the grant of an award, or

•	discussed above with respect to the transferability of stock options in certain limited exceptions,

all agreements will provide that the right to exercise stock options, receive restricted stock after the expiration of the restriction period or deferred stock after the expiration of the deferral period, receive payment under other stock-based awards, or exercise a stock appreciation right cannot be transferred except by will or the laws of descent and distribution.

Stock options may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and during the lifetime of a participant, the stock options may only be exercisable by the person to whom it was granted, or, to the extent of legal incapacity or incompetency, the participant’s guardian or legal representative. Notwithstanding the foregoing, with the approval of the compensation committee, a participant may transfer a nonstatutory stock option:

by gift, for no consideration, or pursuant to a domestic relations order, in either case, to or for the benefit of the participant’s immediate family; or

to an entity in which the participant or members of the participant’s immediate family own more than fifty percent of the voting interest, in exchange for an interest in that entity.

Additionally, the transfer will be subject to any additional limits that the compensation committee may establish and the execution of any documents that the compensation committee may require. If a transfer of this nature is made, the transferee shall remain subject to all the terms and conditions applicable to the stock option prior to the transfer.

Term and amendments

The plan will terminate when there are no awards outstanding and when no further awards may be granted. Our board of directors has the right to amend, suspend or discontinue any provision of the plan, provided that the action may not adversely affect awards previously granted between a participant and us without the participant’s consent.

Federal income tax consequences

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option. Optionees who do not dispose of their shares for two years following the date the incentive stock option was granted or within one year following the exercise of the option will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies both such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares either within two years after the date of grant or within one year from the date of exercise (referred to as a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. A capital gain or loss will be long-term if the optionee’s holding period is more than 12 months. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options and Stock Appreciation Rights. Nonstatutory stock options and stock appreciation rights have no special tax status. A holder of these awards generally does not recognize taxable income as the result of the grant of such award. Upon exercise of a nonstatutory stock option or stock appreciation right, the holder normally recognizes ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the exercise date. If the holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option or stock appreciation right, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the holding period of the shares is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option or stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. No tax deduction is available to us with respect to the grant of a nonstatutory stock option or stock appreciation right or the sale of the stock acquired pursuant to such grant.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the “determination date.” The “determination date” is the date on which the participant acquires the shares unless the shares are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Performance and Restricted Stock Unit Awards. A participant generally will recognize no income upon the receipt of a performance share, performance unit or restricted stock unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above (see discussion under “Restricted Stock”). Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the “determination date” (as defined above under “Restricted Stock”), will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Deferred Compensation Awards. A participant generally will recognize no income upon the receipt of deferred compensation awards. Upon the settlement of the awards, the participant normally will recognize ordinary income in the year of settlement in an amount equal to the fair market value of the shares received. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the date they are transferred to the participant, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

Potential Limitation on Company Deductions. Code Section 162(m) denies us a deduction to the Company for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. It is possible that compensation attributable to stock options, when combined with all other types of compensation a covered employee receives from us, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with applicable regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation, provided that: (i) the option plan contains a per-employee limitation on the number of shares for which options or stock appreciation rights may be granted during a specified period, (ii) the per-employee limitation is approved by the stockholders, (iii) the option is granted by a compensation committee comprised solely of “outside directors” (as defined in Section 162(m)) and (iv) the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

For the aforementioned reasons, the plan provides for an annual per employee limitation as required under Section 162(m). Accordingly, options or stock appreciation rights granted by the compensation committee should be able to qualify as performance-based compensation, and the other awards subject to performance goals may qualify.

Other Tax Consequences. The foregoing discussion is intended to be a general summary only of the federal income tax aspects of awards granted under the stock plan; tax consequences may vary depending on the particular circumstances at hand. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, no information is given with respect to state or local taxes that may be applicable. Participants in the stock plan who are residents of or are employed in a country other than the United States may be subject to taxation in accordance with the tax laws of that particular country in addition to or in lieu of United States federal income taxes.

INFORMATION ABOUT THE HOLLYSYS OPERATING COMPANIES

Background

Gifted Time Holdings (through its Chinese operating companies, which are collectively referred to as “HollySys”) is a leader in China's automation and controls industry. It develops, designs, produces, installs and maintains automation and control equipment and systems for a broad array of industries. HollySys has historically focused its efforts in the area of Distributed Control Systems (networks of controllers, sensors, actuators and other devices that can be programmed to control outputs based on input conditions and/or algorithms), with a primary concentration in power plant and chemical plant automation systems. However, HollySys also has a significant market presence in the basic materials, pharmaceutical and food and beverage processing industries.

Over the past five years, HollySys has devoted significant resources to research and development and sales efforts for market segments it believes will have the greatest growth and margin protection over the coming 10 years.

HollySys is distinguished for its comprehensive capabilities in the domestic industrial automation market, concentrating its focus on the development of the Chinese market. HollySys sells its products and services to, or carries out engineering projects for, national or multi-provincial companies with subsidiaries located in different areas, covering 30 provinces in China. To date, HollySys has served more than 1,700 industrial enterprise customers and undertaken over 3,000 projects.

Currently, HollySys conducts its operations principally through two companies, Beijing HollySys and Hangzhou HollySys. Beijing HollySys also is the majority owner of Beijing HollySys Haotong Science and Development Co., Ltd., which is also engaged in the automation industry, and Beijing HollySys owns less than a controlling interest in several other companies engaged in related activities (the “HollySys Affiliates”). Beijing HollySys was founded in 1996 and has headquarters in Beijing. Hangzhou HollySys was founded in 2003 and is located in Hangzhou. Through its strategy of delivering integrated service, software and hardware and its close affiliations with leading technical and research institutes in China, HollySys has achieved a leading position in the domestic Chinese automation industry.

HollySys’ management believes that the quality of its systems is unsurpassed by local Chinese competitors and is comparable to high-end foreign suppliers of Distributed Control Systems. HollySys’ project history supports that view. For example after three years of review and analysis, BASF, a large multi-national company, has designated HollySys as a potential qualified Distributed Control Systems vendor for the company, a distinction shared with large multinationals such as ABB and Emerson.

Market Overview

Since the 1960’s, the automation system industry has experienced a steady growth fueled by continuous demand for automation products and services by both traditional process industries and discrete industries in their effort to optimize productivity and improve efficiency. According to ARC Advisory Group, the worldwide Distributed Control Systems market, as measured by revenue, was approximately $10.3 billion in 2004. Despite large regions of the world experiencing little or no growth, ARC Advisory Group projects that the worldwide Distributed Control Systems market will continue to grow at the average annual rate of 6% through 2009.

The chart below shows the forecast of worldwide Distributed Control Systems market size.

Source: ARC Advisory Group

According to ARC Advisory Group, the Distributed Control Systems market in China, as measured by revenue, exceeded $780 million in 2005 and will grow at a compounded annual growth rate of approximately 12% through 2010. ARC Advisory Group projects that the Distributed Control Systems market, as measured by revenue, will exceed $1400 million by 2010.

The chart below shows the forecast of Distributed Control Systems market size in China.

Source: ARC Advisory Group

ARC Advisory Group also believes that, “China, in contrast to most other countries, provides robust growth prospects for Distributed Control Systems suppliers. With new investments continuing to take place in its core process industry sector, the market has excellent growth potential in both the near and long-term. Almost a quarter of a billion people with their growing disposable income are generating an exploding demand for a wide range of products. Domestic and global manufacturers, lured by this opportunity, have created new, world-class production facilities in almost all vertical industries. They are going beyond the near term opportunity for obtaining low cost labor. They are pursuing the best available control system technology and attaining a sustainable competitive advantage.”

Currently, the vast majority of the global automation market is still controlled by a handful of multi-national companies, most of them with western roots. The competition includes some very recognizable names: Honeywell (US); Siemens (Germany); General Electric (US); ABB (Sweden); Rockwell (US); Westinghouse (US); and Hitachi (Japan). The western roots of automation are not surprising, as that is also where industrialization began and progressed the farthest during the 19th and 20th centuries.

However, a new focus of the automation market is China, where the tremendous growth of industrialization is by now a very familiar story. Manufacturing jobs in the US and other western economies over the past two decades have steadily decreased, while China’s industrial base has expanded at the rate of 8.5% annually since 1991. China’s shift from a developing country to one of the world’s leading producers of industrial equipment and consumer goods has created a substantial and growing demand for the automation systems that help to make those manufacturing processes more efficient, reliable and safe.

Due to the rapid increase of investment in fixed assets in China, the Distributed Control Systems market experienced extremely high growth. In 2004, the products and services related to Distributed Control Systems market achieved approximately $628 million, increasing 26% compared with that of 2003. China Industrial Control Network (CICN) believes that the Distributed Control Systems market will increase about 20%, to approximately $768 million in 2005. According to a recent market survey by CICN, the Distributed Control Systems market in 2004, the largest segment of industrial automation market in China, is dominated by a few key companies, including ABB, Honeywell, Shanghai Xinhua, Emerson, Yokogawa, Foxboro, Supercon, and Siemens. In terms of market share, HollySys ranks as the second largest supplier in China’s Distributed Control Systems market and has established a leadership position in some key segments. The growth in HollySys’ revenues has outpaced the growth of the automation market in general.

Strategy

HollySys’ goal is to become one of the world's leading automation and process system companies in the near future by expanding upon the strength that has made HollySys the leading domestic automation system provider in China. The principal elements of its core business strategies are so follows:

Maintaining the leadership position in China’s Distributed Control Systems Market. HollySys seeks to maintain and further strengthen its position in China as the leading provider of Distributed Control Systems system-platform for clients in various industries. Since the majority of HollySys’ customers operate in a wide range of process industries, it stands to be a prime beneficiary from the growth of China's economy in these industries. The demand for Distributed Control Systems technology is significant in China and is rapidly growing as more and more small and medium-size enterprises seek technical upgrades that would sustain their competitiveness after China’s entry into the World Trade Organization (WTO). HollySys plans to aggressively expand its business to fully exploit the anticipated growing demand of Distributed Control Systems products by the small and medium-size enterprises. HollySys’ combination of its patented technologies, close ties with clients, and a comprehensive understanding of the Chinese market should allow it to capitalize on these growth opportunities.

Enhancing the leadership position in technology. HollySys has long been recognized as a pioneer in the development of Distributed Control Systems technology as well as applications. It is continuously seeking ways to improve its existing product lines while being committed to the development of new applications. In order to maintain its leadership position in technology, HollySys has devoted significant resources to the research and development process that is undertaken by a group of highly trained and skilled engineers. HollySys plans to concentrate its research and development resources on its core technologies including I/O (Input/Output) signal processing technology (which is used to digitalize information, process the information in computer systems, and finally output the digitalized information to controllers or other output devices by converting it back into analog signals), network protocol interface (which includes hardware and software tools used to communicate between different systems), the Distributed Control Systems platform, (which is a control system that divides control functions into several areas of responsibility, each managed by its own controller (processor)), software development and application system design, that would further sharpen HollySys’ technological edge compared with its competitors.

Leveraging on a large customer base to offer total solutions. HollySys provides services offering total solutions, including systems integration and customization of its proprietary technologies. The total solutions approach is favored by Chinese customers and allows HollySys to build and maintain close and long-term relationships with its customers. Along with the maturity of its clients’ businesses and their increasing demand for technical upgrades, HollySys expects that two-thirds of the current clients would have the potential needs for the Manufacturing Execution System (MES) and system integrated solutions (which are packages for such functions as plant management, supervisory control and monitoring, plant engineering, and quality management) that can be seamlessly integrated into Distributed Control Systems platforms.

Focusing on high-value tailored technology services. HollySys plans to capitalize on its strength in the provision of customer-tailored services for customers, ranging from system design to application, all supported by a team of industrial experts. The customer-tailored services should enable HollySys to achieve a high profit margin while increasing its bidding power. In addition, HollySys also plans to recruit more highly qualified industry experts in the future to bring value to HollySys and its customers.

In addition of aiming for a global leadership position, a secondary goal of HollySys is to carefully expand or migrate to the adjacent markets that can share or strengthen the core business. Through June 2005, HollySys had successfully expanded to the following adjacent markets:

•  Apply the Distributed Control Systems platform to the supervision control and data acquisition system, which is a computerized system that is capable of gathering and processing data and applying operational controls over long distances, for Metro Transit systems and establish the de facto standard for the industry.

•  Development of the safety system platform based on HollySys’ core technologies which can be utilized to develop the emergency shut down system (instrumentation and controls installed for the purpose of taking the process, or specific equipment in the process, to a safe state), for large chemical processes or the protection system of turbine generators of power plants. The profit margin of these systems should be several times higher than the conventional Distributed Control Systems.

•  Transplant the safety system platform to the signal systems for the main railway transport control systems. The successful transplant of the triple redundancy and the quadruple redundancy system platform to the railway signal interlocking, the automatic train protection system, and the central train control systems, high speed train control systems installed along the railway stations, should help HollySys to obtain a leading position over time in this market.

•  Application of the supervision control and data acquisition platform and concept to the information management systems for government uses.

•  Development of programmable logic controller systems (which are microcomputer-based control devices used to replace relay logic for the purpose of implementing specific functions such as input and output control, logic problem-solving, timing, counting, regulating control, communication, arithmetic, and data and file manipulation), based on HollySys’ core technologies.

HollySys believes that it will have opportunities to expand into growing market sectors by establishing relationships with existing market participants, in some cases acquiring minority or controlling ownership interests in these businesses.

Products and Services

As a leader in China's automation and controls industry, HollySys offers specialized automation solutions (including management and control integrated solutions for process industries, automation solutions for subway and light-rail and railway signaling automation solutions) based on each client’s specific requirements. HollySys commits itself to provide reliable, advanced and cost-effective solutions to help customers optimize their processes to achieve higher quality, greater reliability and better productivity and profitability.

HollySys’s integrated solutions create value for and improve the competitive strengths of its customers in a number of ways:

•  Generate synergy and improve efficiency of its customers through integrating communications, marketing and service functions;

•   Utilize its industry and process knowledge to develop customized solutions that improve the efficiency of its customers;

•  Provide a software platform (which cannot be sold separately) for the optimization of management operations, which provides real-time automation and information solutions throughout a business; and

•  Offer maintenance and training services to its customers, which help to cut costs and improve operating efficiency.

HollySys customizes the floor plans of the solutions based on careful on-site studies, builds design-specific network systems using its advanced Distributed Control Systems technology and proprietary software, and offers manufacturing execution system services to ensure that real-time management control is available to its customers in a streamlined and easy-to-use manner.

Based on its careful research of the demand and requirements of manufacturing industries for information technology, HollySys proposes management and control integrated solutions. The solutions are based on the HOLLiAS (HollySys Integrated Industrial Automation System) platform, which includes features of the fourth generation of Distributed Control Systems and functions of the international mainstream Distributed Control Systems. HOLLiAS is an open system software platform that integrates various management functions and control systems with procured peripheral equipment, self-produced core hardware and the customer’s existing hardware and software. Using the HOLLiAS platform, HollySys can provide customized solutions to meet the application requirements of different industries.

HollySys establishes a project group for each potential customer, which has a team of systems engineers and managers engaged in providing total integrated solutions to its customers to meet their specific requirements. Each project group is staffed with a dedicated team of sales engineers, technical engineers and project management professionals. The sales engineers and technical engineers work together to offer the best customized solutions as a result of their understanding of the customer’s detailed requirements through on-site studies. The technical engineers are responsible for hardware assembly, software configuration, testing and installation, commissioning and trial operation, and start-up and training; while the project management professionals oversee budgetary matters, coordinate the work force, ensure adequacy of resources and monitor progress and quality to ensure the timely completion of each project.

HollySys’ integrated solutions projects involve one or more of the following activities:

•  Solution planning. HollySys provides its customers with strategic and tactical reviews of their current operations and future requirements. HollySys does much of this work before the customer awards the contract to assist the customer in developing an appropriate request for proposal and to improve HollySys’ chances in winning the contract. The planning includes defining client business requirements, developing appropriate hardware and software and selecting preferred technology.

•  Solution design. HollySys details the industry specifications and implementation tactics necessary to achieve its customer’s objectives. HollySys also considers how the new technology will integrate hardware and software integrated in the solution with the customer existing hardware and software and how it will be managed on an ongoing basis. Examples of these services include defining functional requirements for the system and its components, developing integration plans and designing of customer-specific system and services applications.

•  Solution implementation. HollySys installs the recommended systems to meet its customers' specific requirements. Key activities include project management, hardware procurement and production, software development, configuration and field installation and testing, and development of customized system and services management applications.

•  Maintenance and support services. HollySys also emphasizes creating value for its clients by providing high quality tailored services. HollySys’ professional, prompt and long-term services include technical services, engineering services to specific industries, application development services and maintenance services. HollySys provides maintenance and technical support in connection with all its systems integration projects. These services currently include assistance with the implementation of new system platforms, configuration and programming services for new business processes, and assistance with technology upgrading. HollySys believes that its policy of on-going maintenance and technical support will help foster long-term relationships with its customers and eventually create significant business opportunities.

•  Training. HollySys also incorporates customer training and an ongoing service component into its product offerings. HollySys provides technical training for its customers and strategic partners to increase their awareness and knowledge of Distributed Control Systems technologies in the Chinese industrial automation market and to support the operations of its customers' integrated automation systems. The training helps to ensure that customers derive the greatest amount of benefit possible from their new automation system. As a result, this training leads to increased value, which in turn generates customer satisfaction and loyalty.

HollySys believes that its product design and applications that are integrated in the solutions are unmatched among its domestic competitors. It also believes that the sophistication and quality of its products rival those of the western-based industry leaders, while its ability to understand and meet the needs of its Chinese customers gives it a decided advantage over those western competitors. The value of this combination is reflected in its strong revenue and profits growth in recent years.

Research and Development

As a high-technology company, HollySys’ business and long-term development rely highly on its research and development capabilities. The research and development process of HollySys is established based on Capability Maturity Model Integration Level 2&3 that can be classified into the following seven phases:

•	Study phase
•	Requirement phase
•	Designing phase
•	Implementation phase
•	Testing Phase
•	Inspection Phase
•	Maintaining phase

HollySys uses standard project development life cycle models, including waterfall model, increment model, iterative model and prototype. As a technology leader, HollySys keeps developing and patenting new automation technologies every year. HollySys continually reviews and evaluates technological changes affecting the automation and integrated system industries and invests substantially in application-based research and development. In addition to the research and development personnel, HollySys also employs approximately 40 head engineers who are involved in the design, manufacturing and quality control stages of the production process. HollySys’ core technologies achieved from its research and development efforts include:

•	Large scale software platform architecture design;
•	Proprietary network design and development technologies;
•	Safety computer platform design and manufacturing;
•	Efficient I/O (Input/Output) signal processing design technology; and
•	Embedded system design and manufacturing

HollySys is committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts. HollySys currently spends approximately 2-4% of annual revenues on research and development. Because part of its research and development efforts were paid for by government subsidies that aim to encourage research and development efforts of certain enterprises, the amount of research and development spending by HollySys shown on its financial statements (the total amount of spending less the amount of these subsidies) is only a portion of the total spending on research and development. HollySys’ recent major research and development focuses include:

•	Process Control;
•	Nuclear Power Automation System;
•	Transportation Automation; and
•	Manufacturing Automation.

HollySys’ research and development efforts have led to the invention of several proprietary systems in the fields of Distributed Control Systems and transportation automation systems. HollySys’ core technologies provide a platform that is designed to enable the rapid and efficient development of HollySys technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and the needs of its individual customers. Its software development tools enable HollySys to custom program its systems rapidly, allowing HollySys to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for HollySys’ products includes not only the continuing large number of factories that are under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers that must meet stiffening competition.

Intellectual Property Rights

HollySys relies on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. HollySys also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how. As of the end of June 2005, HollySys and its subsidiaries held 15 software copyrights, 39 authorized patents, nine patent applications and 18 registered trademarks.

The earliest of HollySys’ software copyrights will expire in 2050. HollySys’ invention patents have terms of 20 years (with the first issued patent expiring in 2023), and HollySys’ utility patents and design patents have terms of 10 years (with the first issued patent expiring in 2010).

Although HollySys employs a variety of intellectual property in the development and manufacturing of products, HollySys believes that only a few of intellectual property rights are individually critical to its current operations. However, taken as a whole, HollySys believes intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its results of operations. From time to time, HollySys may desire or be required to renew or to obtain licenses from others in order to further develop and manufacture commercially viable products effectively.

HollySys markets its Distributed Control Systems products mainly under the brand name of “HOLLiAS”. The brand name has been well-established over the years and is recognized by industry participants as well as the customers to be associated with high quality and reliable products. HollySys has obtained trademark protection for the brand name “HOLLiAS” in the PRC. In addition, HollySys and its subsidiaries have also registered or applied for a series of trademarks including brand names for both HollySys and its products. The trademarks are issues for periods of 10 years (and may be renewed prior to expiration), with the oldest issued trademark expiring in November 2007.

Marketing, Sales and Customer Support

HollySys conducts its operations mainly through offices of Beijing HollySys and Hangzhou HollySys. HollySys’ marketing and sales activities cover wide areas of China that supply the vast majority of the demand for automation and control products, systems and services.

Since the HollySys market strategy is to tailor its products to the specific needs of its customers, its sales force includes numerous engineers from a variety of disciplines. The collective expertise of this sales staff of qualified professionals gives HollySys an additional advantage relative to its domestic competitors.

Most products of HollySys are used at the system level and it has adopted a centralized sales process, i.e. direct selling by the headquarters personnel. HollySys also markets and sells its services and products primarily through its direct sales force. The direct sales force is organized into three groups, as follows:

•  Department of Region Sales: there are 8 geographic sales regions covering 30 provinces in China. The direct sales professionals provide business consulting, promote pre-sale activity and contact the customer.

•  Department of Customer Service is in charge of managing relations with all contracted customers, and improving customer satisfaction by coordinating responses to the client’s information request, sale of supplemental parts or components and customer visits.

•  Department of Marketing Plan has been established to facilitate strategic cooperation with certain specialized manufacturers, in order to expand the specific fields, such as Digital Electro-Hydraulic Control System, air separation and desulphurization.

Currently, the programmable logic controller products are in an early marketing stage, and HollySys is using three contracted distributors and developing more distributors to expand sales of its programmable logic controller products.

HollySys identifies and targets market segments and selects target sales opportunities on a national level, and it also conducts sales opportunity studies to ensure that adequate regional sales resources are available. Sales quotas are assigned to all sales personnel according to annual sales plans. HollySys classifies market segments and target opportunities on national and regional levels. This classification helps it to determine its primary sales targets and to prepare monthly and quarterly sales forecasts. Then, the sales team approves target projects, develops detailed sales promotion strategies and prepares reports on order forecasts, technical evaluation, sales budgeting expense, schedules and competition analysis. After the report has been approved, a sales team is appointed consisting of sales personnel and technicians.

HollySys’ market strategy focuses on building strategic cooperative relationship with its customers, educating them about technological developments and reflecting their interests in its services and products. Up to now, its marketing and sales efforts were combined. HollySys employs marketing personnel to conduct market research, to analyze user requirements and to organize marketing communications. The marketing team engages in a variety of marketing activities, including:

•	publishing internal research reports and customer newsletters;
•	conducting seminars and conferences;
•	conducting ongoing public relations programs; and
•	creating and placing advertisements.

HollySys actively participates in technology-related conferences and demonstrates its products at trade shows or at exhibitions targeted at its existing and potential customers. Also, HollySys evaluates a range of joint-marketing strategies and programs with its partners in order to take advantage of their strategic relationships and resources.

As of June 30, 2005, HollySys employed 240 direct sales personnel who were assigned to three business areas: railway transportation, nuclear power plant, and distributed control systems. Sales activities are coordinated at the headquarters of Beijing HollySys and Hangzhou HollySys. All sales staff are responsible for implementing the sales policies established at headquarters.

HollySys’ sales teams consist of a complementary group of sales personnel and hardware and software engineers. HollySys also makes certain that a member of the sales team possesses significant hands-on, industry-specific experience. This permits the team to do an on-site process analysis that comes from first hand knowledge of the processes being evaluated. This, in turn, makes the design and implementation of upgrades simpler.

This relatively intense effort at the sales stage promotes the success of HollySys in a number of ways, such as the ability to design the system that best meets the needs of the customer and delivering a custom solution instead of an off-the-shelf amalgamation of hardware. By Employing a pool of skilled personnel at this early stage, accelerators the design and the subsequent production of a particular customized solution, typically exceeding that of HollySys’ competitors. The result is a system that is more effective, efficient and reliable, which in turn leads to a truly satisfied customer.

HollySys has strong industry problem solving capability with a reputation for punctual service and quick response to customers’ problems. HollySys also supports its customers by offering field services such as maintenance and training services, which help customers to cut cost and improve operating efficiency.

As noted earlier, HollySys is able to apply a large amount of engineering resources to this and other phases of its businesses because engineering talent in China costs only about 10% to 15% of what it costs in the U.S. and Western Europe.

Manufacturing

HollySys assembles its products from subcomponents provided by others or outsources the production to qualified vendors. HollySys acquires advanced printed circuit board components from high quality suppliers. HollySys’ uses a team within its manufacturing management department to coordinate procurement of raw materials and outsourced processing, including procurement of components and standard parts (such as cables and connectors), and outsourced processing of PolyvinylChloride (PVC) coating, shells, and printed circuit boards. Products must go through rigorous tests at HollySys before shipment.

HollySys strictly follows ISO9001 standards during parts outsourcing and manufacturing, system assembly and testing to warrant the quality of the whole system.

Competition

Having proprietary systems and products offers a competitive advantage over domestic Chinese competitors that lack the capabilities of HollySys. However, a number of large multinational companies with extensive resources have been offering first rate automation systems to Chinese customers since before HollySys existed. Differentiation from its multinational competitors on the basis of product quality is not alone sufficient to give HollySys an advantage over those competitors in the Chinese market. Compared to its competitors, HollySys’ competitive advantages include following elements:

•    A large, low cost engineering staff that permits HollySys to provide a custom solution to its customers at a lower price and quicker delivery than western companies can supply an off-the-shelf system;

•   Providing a one stop solution for customers consisting of a fully integrated system that includes Enterprise Resource Planning, Manufacturing Execution Systems, Distributed Control Systems, Programmable Logic Controls and other dedicated automation equipment;

•    Development of core technologies that provide a platform for rapid and efficient adaptation of basic modules to the specific needs of a given customer, which renders the resulting product both more useful and affordable;

•    Utilization of engineering professionals in the sales process to help match system capabilities to customer needs and provide the assurance that HollySys can meet those needs;

•    An in-depth understanding of local Chinese business capabilities, needs and practices that enables HollySys to design a custom fit for the size, type and level of sophistication of the customer;

•    Use of an open architecture in its systems that enables HollySys to integrate them with legacy systems developed by other providers;

•    Offering ongoing services, which not only create the opportunity to generate additional revenue, but enable HollySys to troubleshoot installations effectively, help to ensure that maximum benefit is derived from the system, and gives HollySys the ability to identify the need for new products and services that will benefit the customer and generate additional business for HollySys.

Emphasis on Engineering. Engineers are a critical element of effective design of both hardware and software components of automation equipment and systems. For western companies, they are also a very costly element of the process. Even the largest western companies face constraints in the size of their engineering staffs due to the high salaries and attendant costs.

One of the HollySys’ competitive advantages has been the low cost of engineers in China relative to those in the west to increase the sophistication of its products and to accelerate their development. Applying high levels of engineering effort to each product enables HollySys to provide a solution that is tailored not only to the industry in which the customer operates, but also to the customer’s specific needs. That custom solution is provided at a cost that is typically lower than the generic products of its competitors.

Industry Process Knowledge. HollySys devotes substantial time and effort to understanding the customer’s processes. That knowledge of the customers’ businesses helps the engineers to ensure that the systems they design will provide the optimum in benefits for the customers. HollySys maintains this information in an extensive “library” of industry process information that it utilizes to speed up the system design process and to maximize the quality of the result, while at the same time minimizing costs.

As a result, HollySys is able to take into account the widely varying degree of sophistication and resources that its Chinese customers possess. The result of this strategy is to broaden its potential customer base and to deliver consistently products that are of value to these customers.

Integration Services. Western automation system companies are principally system platform suppliers. The role of integrating the systems into the customer’s overall management information system is generally left to independent firms, which are widespread in western countries.

China does not have a large number of systems integration companies to perform this work, as the profitability of these companies has historically been very low. HollySys has bridged that gap by providing a vertically integrated solution to its customers that includes integration of the HollySys hardware into the customers’ overall manufacturing and information systems. This combination of the two aspects of system design and installation take further advantage of the low cost of engineering services in China and provides another benefit, as the design and integration teams can work together to produce the best result more quickly and efficiently, again lowering costs.

Core Technologies. Although HollySys delivers tailored systems, its systems are based on basic modules of automation technology that are common across a broad array of industries and applications. Using these modules as a starting point, development of an industry and customer-specific product is both more efficient and produces a better result than starting from scratch each time. That means that HollySys, with its labor cost advantages, can provide a highly customized automation product at a very favorable cost.

Use of Engineering Sales Personnel. The use of trained engineers in product and system design is complemented by the use of engineers in the sales process as well. The advantages of doing so are substantial. They include the ability to understand from the beginning the needs of the customer and how to address them and the ability to convey that information to the team that will ultimately develop the system to be installed.

Accounting for the Broad Array of Chinese Customers’ Capabilities. China’s rapid growth and industrialization distinguish it from other manufacturing nations in some ways. There are many “established” Chinese companies that operate in facilities that are decades old, many companies that operate in new or recently upgraded facilities, and the largest number that fall somewhere in between.

HollySys, to a greater extent than its western competitors, understands the full range of needs and capabilities that its Chinese customers possess, and it has designed its business to meet them. As a result, it is able to offer even the most basic control systems solution while also providing the most sophisticated systems available to applications that meet the rigorous requirement of the highly complex and demanding nuclear power industry.

The Role of Post-Installation Maintenance Services. Automation systems require regular maintenance to operate within the tight tolerances needed to meet customer requirements. Older, analog systems were well within the capability of many customers to maintain on their own. However, as automation systems shifted to electronic components utilizing custom software and working off of digital signals, their complexity increased and the ability of customers to maintain their systems independently decreased. It is possible for customers to hire specialized personnel with the knowledge to perform system maintenance. However, it is not efficient for them to do so, as their maintenance responsibilities would absorb only a portion of a work week.

HollySys believes that it is unique among automation equipment manufacturers because it offers its customers maintenance services along with its products. HollySys’ regional sales and services offices place it within easy reach of a very high proportion of its customer and potential customer base. That means it is possible for a single maintenance technician to cover maintenance calls for many customers each week, making the service more cost-effective than having the customer maintain the systems on its own.

The advantages of offering this service lie not in the revenue that it generates directly, but in the benefits derived from the strengthened relationship with customers. Those benefits include: more effective maintenance and system operation, which leads to increased customer satisfaction; better customer relationships, which improve customer loyalty; and the ability to identify new business opportunities for HollySys as the customer’s business evolves.

Another way that HollySys keeps ahead of its competitors is by its pace of development. HOLLiAS is the fourth generation of controller system developed by HollySys, and it took HollySys only a little more than a decade after its first operational system to achieve this breakthrough. HollySys believes that its competitors are frequently hampered by institutional factors that slow the product development process. As a result, their products cannot incorporate the latest advances in electronics.

Employees

HollySys employed approximately 1,240 people as of June 30, 2006. HollySys has a large staff of engineering and technical personnel. Approximately 700 of its employees possess an engineering degree, and another 200 are highly skilled technicians. Together they comprise approximately 90% of the total HollySys workforce, a concentration of engineering and technical talent that HollySys does not believe is matched by any of its competitors. HollySys’ strong reputation allows it to attract and retain the engineering talent it needs to execute its business strategy. As the prevailing wage for engineers in China is considerably less than the equivalent rates in Western economies, HollySys sees this as a significant competitive advantage.

Properties

HollySys owns property at the following principal locations, each of which contains principal administrative offices, sales and marketing offices, research and development facilities, and manufacturing facilities:

Location	Approximate Sq. Meters	Ownership

Beijing	18,000	Owned
Hangzhou	25,000	Owned

The manufacturing facilities at the above locations are used for system integration production, including hardware testing instruments, auxiliary material processing, packaging and shipping, and for self-made product integration production, including inspection and testing. HollySys considers all of these facilities to be in a condition suitable for their current uses and to be adequate for HollySys’ present needs.

Legal Proceedings

HollySys is not involved in any legal proceedings which are expected to have a significant effect on its business, financial position, results of operations or liquidity, nor is Chardan aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, and results of operations or liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

Gifted Time Holdings Limited (the “Company” or “Gifted Time Holdings”) is a holding company that owns a 74.11% equity interest in Beijing HollySys Co., Ltd. (“Beijing HollySys”) and a 60% direct ownership interest in Hangzhou HollySys Automation Co., Ltd. (“Hangzhou HollySys,” and, together with Beijing HollySys and its subsidiary, the “Operating Companies”). In addition, the Company indirectly owns another 29.64% of Hangzhou HollySys by virtue of the fact that Beijing HollySys owns 40% of Hangzhou HollySys, and the Company owns 51.9% of Beijing Haotong Science and Technology Development Co., Ltd.(“Haotong”) by virtue of the fact that Beijing HollySys owns 70% of Haotong.

Beijing HollySys was established in September 1996 as a domestic Chinese company based in Beijing China. From inception, it has been engaged in designing, developing and manufacturing automation control systems for customers throughout China. It offers integrated automation solutions for many industries, including electric power generation, transmission and distribution, manufacturing (including metallurgy, construction materials, petrochemical and pharmaceutical industries), and railroad transportation. Beijing HollySys’ integrated automation systems and solutions have enabled customers to improve the safety, reliability and efficiency of their manufacturing processes and significantly enhance the customers’ overall profitability.

Hangzhou HollySys was established as an equity joint venture under Chinese laws in September 2003. Beijing HollySys owns 40% of Hangzhou HollySys, and the Company owns the remaining 60%. The operations of Hangzhou HollySys emphasize industrial automation and integrated solutions.

Gifted Time Holdings directly owns 74.11% of the equity interests in Beijing HollySys through various stock consignment agreements entered into with Beijing HollySys stockholders (or the parties to which they have assigned their rights) and 60% of the equity interests in Hangzhou HollySys through share transfer agreements entered into with Team Spirit and OSCAF. In addition, Gifted Time Holdings indirectly owns another 29.64% interest in Hangzhou HollySys by virtue of its 74.11% ownership of Beijing HollySys and the fact that Beijing HollySys owns 40% of Hangzhou HollySys. The terms of the stock consignment agreements are discussed in more detail under the heading "Stock Consignment agreements" above. Under the stock transfer agreements between Gifted Time Holdings and Team Spirit and OSCAF, Team Spirit and OSCAF, which each respectively owned 30% of the interest in Hangzhou HollySys, transferred their respective 30% equity interest in Hangzhou HollySys to Gifted Time Holdings. As consideration for such transfer, Team Spirit and OSCAF each received 7,966 shares of Gifted Time Holdings’ common stock, each representing 15.932% of the total outstanding common stock of Gifted Time Holdings. As a result of that transfer, Hangzhou HollySys received Chinese governmental approval of the share transfer from Team Spirit and OSCAF to Gifted Time Holdings on February 13, 2006. Hangzhou HollySys has received a revised registration certificate as of March 31, 2006 from the Administration Bureau of Industry & Commerce reflecting the change in ownership.

Within the consolidated financial statements, there are minority interests in Beijing HollySys and Haotong. The minority interest in Beijing HollySys accounts for 25.89% equity interest, of which 24.11% is owned by Beijing No. 6 Institute Huasheng High-Tech Co., Ltd and 1.78% is owned by Beijing New Technology Industry Development and Services Center. The 30% minority interests in Haotong are owned by three Chinese citizens. For financial reporting purposes, Beijing HollySys has consolidated the financial statements of Haotong from the date on which it had obtained the control of majority voting power in Haotong.

Beijing HollySys also owns 40% interests in Hangzhou HollySys. Accordingly, the minority interest holders in Beijing HollySys also indirectly own 10.356% of the interests in Hangzhou HollySys. The minority interests presented in the consolidated financial statements cover all of these minority interests.

In order to establish market presence in the major marketplaces in China and be geographically closer to HollySys’ customers, Beijing HollySys has also invested in several other companies that are engaged in various aspects of the automation industry. As of June 30, 2006, these ownership interests were in the following companies:

•	New Huake Electronic Technology Co., Ltd. (37.5%);

•	Beijing Haotong Science and Technology Development Co., Ltd. (70%);

•	HollySys Information Technology Co., Ltd. (40%);

•	HollySys Zhonghao Automation Engineering Technology Co., Ltd. (“HollySys Zhonghao”) (89.11%);

•	HollySys Electric Technology Co., Ltd. (40%);

•	Beijing TechEnergy Co., Ltd. (50%); and

•	Beijing HollySys Equipment Technology Co., Ltd. (20%).

The operating life of Beijing HollySys and its subsidiaries and affiliates is shown in the table below.

Company Names	Operating period	Operating life
Beijing HollySys Co., Ltd.	Sep. 25, 1996-Sep. 24, 2026	30
Hangzhou HollySys Automation Co., Ltd.	Sep. 24, 2003-Sep. 23, 2053	50
Beijing HollySys Haotong Science & Technology Development Co., Ltd.	Oct. 26, 2000-Oct. 25, 2020	20
Beijing No. 6 Institute New Huake Electronic Technology Co., Ltd.	Aug. 28, 2001-Aug. 27, 2011	10
Beijing HollySys Electric Tech. Co., Ltd.	June 22, 2000-June 21, 2010	10
Beijing HollySys Information Technology Co., Ltd.	June 25, 2002-June 24, 2022	20
Beijing HollySys Hengye Science & Technology Co., Ltd.	Aug. 15, 2000-Aug. 14, 2030	30
HollySys Equipment Technology Co., Ltd.	Sep. 26, 2005-Sep. 25, 2015	10
Beijing HollySys Zhonghao Automation Engineering Technology Co., Ltd.	July 8, 1999-July 7, 2049	50
Beijing TechEnergy Co., Ltd.	Oct. 18, 2005-Oct. 17, 2025	20

Among the entities presented above, HollySys Zhonghao stopped accepting new contracts in July 2002 and has been dormant since then. Currently, the shareholders of HollySys Zhonghao have not reached a clearly defined liquidation plan as a base for reasonable estimation of liquidation loss.

The main channel through which HollySys gets its automation system business is the bidding process. Customers seeking bids propose their requirements and specifications in legal bidding documents and those interested in doing so make a bid on the contract in written form. If HollySys wins the bidding, it gets the integrated contract.

HollySys derives its revenue mainly from the integrated contracts it has won through the bidding process, which accounts for over 90% of the total consolidated revenue. In addition, HollySys also sells spare parts and component products to customers for maintenance and replacement purposes after the completion of integrated solution contract. Product sales are not part of the integrated contracts. Therefore, it is another stream of revenue but minor in volume.

The purpose of an integrated contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution HollySys offers consists of hardware, software and services, all of which are customized to meet the customer’s particular needs and technical specifications. None of hardware, software and service has independent functionality, and so they cannot be sold separately to customers.

The major terms of an integrated solution contract include solution planning and design, system installation, customer acceptance, payment milestones and warranty. The process of fulfilling an integrated contract consists of the following four stages:

1) Solution planning and design. HollySys provides customers with customized plan for achieving the required solution by establishing a project group for each contract. The project group includes system engineers who propose and discuss and agree on the system design and implementation plan with the technical personnel of the customers

2) System manufacturing and installation. Based on the design and implementation plan, and in accordance with the project schedule, HollySys enters into process of purchasing the necessary hardware, manufacturing components for the hardware, developing software platform, re-configuring the software embedded in the hardware, and fabricating the integrated hardware into cabinets, on-site installation and testing, and training customer’s personnel about how to use the automation and total solution.

3) Customer acceptance. The procedures for customer inspection and acceptance of the system are typically contained in the contracts. The initial inspection usually occurs when the hardware is delivered to the customer’s site for the purpose of detecting any obvious physical damage during shipping and to confirm that the entire order was delivered. A final acceptance will be performed upon the satisfaction of integrated solution testing.

4) Warranty period. The integrated solution contracts customarily provide HollySys’ customers with a one-year warranty, which runs from the date of the final customer acceptance. The end of warranty period represents fulfillment of the entire contract.

Because of the nature of customized integrated contracts, the customers do not have the rights to return the products HollySys delivers, provided they conform and perform to the customer’s specification. Before HollySys delivers its products to a customer’s site, HollySys performs an internal test to see if the automation system works as intended. After installing the products on a customer’s site, any problems are solved during the trial runs. Once the testing requirements have been satisfied, a customer will sign and date a customer acceptance document, which begins the warranty period. Due to the nature of this process, many companies in automation systems business generally do not carry product liability insurance.

The size of an integrated contract is determined by a customer’s needs in terms of the amount of equipment needed and the complexity of integrated solution. The size of an integrated contract drives the price of an integrated contract. The more contracts HollySys wins, the more revenues HollySys will earn. Generally speaking, the bigger the size of an integrated contract, the bigger the revenue of an integrated contract. The number of integrated contracts HollySys has won is an indicator of backlog. Because certain contracts will require working periods longer than one year, the best way to measure the contract revenue realized is to use the percentage-of-completion method. Ultimately, HollySys’ revenue stream will be driven by the average price of an integrated contract and how many integrated contracts have started in each reporting period.

Backlog presents the amount of unrealized revenue to be earned by the Company from the contracts HollySys has won. Accordingly, the increase or decrease of the new contracts HollySys has won will have a future impact on its revenue streams. In addition, any change of schedule from HollySys’ customers will have impact on the Company’s revenue stream, as customers may change their requested delivery schedule resulting in a delay of the expected delivery. In the event of a delay of delivery schedule, then the time of inspection, installation, trial run and customer acceptance will be delayed accordingly, all of which will affect the Company’s revenue recognition. If the delay of delivering the specified automation systems was a result of the Company’s inability to deliver the system on a timely basis, it will be responsible for this delay according to the terms specified in respective integrated contracts.

The following table sets forth the information regarding the contracts HollySys won during the fiscal years and backlog at the dates indicated:

	For Fiscal years Ended June 30,
	2004	2005	2006
Number of new contracts won during the year	599	702	927
Total amount of new contracts (mm)	$88.29	$90.06	$117.17
Average price per contract	$147,398	$128,286	$126,397

	As of June 30,
Backlog Situation:	2004	2005	2006
Contracts newly entered and unfinished (mm)	$56.92	$46.95	$54.95
Contracts started in the prior year and unfinished (mm)	$15.43	$23.98	$31.80
Total amount of backlog (mm)	$72.35	$70.93	$86.75

As of June 30, 2006, as a growing company, HollySys and its subsidiaries have achieved significant progress in the past three years. HollySys has been able to convert its increased revenues into higher profits. The Company generated net income of $18.05 million, $13.70 million, and $4.74 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively.

Regarding the total consolidated revenues, the Company achieved $89.92 million for the fiscal year ended June 30, 2006, compared to $79.57 million for the prior year. Total revenues grew 49.9% from $53.07 in fiscal 2004 to $79.57 million in fiscal 2005, followed by a growth of 13.0 % to $89.92 million in fiscal 2006.

HollySys’ philosophy emphasizes operating a highly efficient and profitable business enterprise that generates value for its customers, employees, and shareholders.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company’s financial condition presented in this section are based upon the Company’s consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of the consolidated financial statements, the Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure about Critical Accounting Policy,” the Company has identified the most critical accounting policies upon which its financial status depends. It determined that those critical accounting policies are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. These accounting policies are discussed in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers. Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements. In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Estimates of the degree of completion are based on the costs incurred to date compared to the expected total costs for the contracts. Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated loss on the uncompleted contracts. Revenue in excess of billings on the contracts is recorded as unbilled receivables and included in accounts receivable. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Billings are rendered based on agreed milestones included in the contracts with customers. There are different milestones among the contracts the Company has won. In general, there are four milestones: 1) pre-payment, 2) delivery of the system, 3) installment, trial-run, and customer acceptance, and 4) expiration of a warranty period. The agreed amount to be billed upon each milestone is specified in the contract. The Company recognizes 100% of the contractual revenue at the end of  the customer acceptance stage as the Company estimates that no further major costs will be incurred under the contract, a signed customer acceptance document has been obtained, and a warranty period starts to run.

Revenue generated from sales of electronic equipment is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured.

Warranty

Warranty is a major term under an integrated contract, which will last, in general, for twelve months or as specified in the contract. The Company estimates a warranty liability under a contract using a percentage of revenue recognized, which is derived from its historical experience, in order to recognize a warranty cost for a contract in the proper period of time. In addition, at the end of each reporting period, the Company estimates whether or not the accrued warranty liabilities are adequate based on 1) the percentage used, 2) the outstanding warranty period of a contract which has entered into the warranty period, 3) the total revenue recognized on a contract which has been under the warranty period, and 4) all contracts which have been under the warranty period. The Company adjusts the accrued warrant liabilities in line with the result of its assessment.

The impacts of warranties on the financial statements over the last three years are presented in the table below:

	Year ended June 30,
	2005	2006
Beginning balance	$881,052	$1,594,215
Expense accrued	1,708,767	1,273,616
Expense incurred	(995,604)	(1,437,095)
Ending balance	$1,594,215	$1,430,736

Accounts receivable and other receivables

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements. The Company bills a customer in accordance with the amount specified under the contract from the unbilled accounts receivable when the Company’s performance has reached a milestone. In general, there are two billings under a contract within one year and the last billing to be issued for a contract is at the end of the warranty period. The Company does not require collateral from its customers. The components of accounts receivable were as follows:

	June 30,
	2005	2006
Billed accounts receivable	$25,020,334	$25,776,682
Unbilled account receivable	25,985,132	42,912,201
	$51,005,466	$68,688,883

The Company provides a bad debt provision based on the age of billed accounts receivable and factors surrounding the credit risk of specific customers. Based on historical experience, the bad debt allowances are generally provided using a percentage method as follows.

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

The Company also provides additional bad debt provisions for an individual customer if there is a deterioration of the customer’s credit ability and actual defaults are higher than the historical experience.

The Company includes any account balances that are determined to be uncollectible, in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowances for doubtful accounts as of June 30, 2004, 2005 and 2006 were adequate, respectively. However, actual write-offs might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	June 30,
	2005	2006
Beginning balance	$1,113,084	$1,461,645
Additions charged to expense	460,926	664,282
Recovery	(112,365)	(179,059)
Write-off	-	(195,621)
Ending balance	$1,461,645	$1,751,247

Other receivables include deposits required by the contract bidding service providers for every contract the Company has bid for. Contract bidding service providers will deduct a portion of the deposit as service fees if the Company wins a contract and the remaining balance will be returned to the Company after the bidding process completes. If the Company does not win a contract, the deposit will be returned in full amount to the Company after the bidding process completes.

The following table presents allowance activities in other receivables.

	June 30,
	2005	2006
Beginning balance	$107,400	$139,924
Additions charged to expense	32,524	-
Recovery	-	(30,549)
Write-off	-	(31,519)
Ending balance	$139,924	$77,856

Inventories

Inventories are composed of raw materials and low value consumables, work-in-process and finished goods. Inventories are stated at the lower of cost or market based on the weighted average method. The work-in-process represents the costs of projects which have been initiated in accordance with specific contracts and are not yet complete. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on sale ability and obsolescence.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when certain indicators are present that suggest the carrying amount may not be recoverable. This review process primarily focuses on other intangible assets from business acquisitions and property, plant and equipment. Factors considered include the under performance of a business compared to expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future discounted cash flows. If future discounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Additionally, in the case of assets that will continue to be used in future periods, a shortened life may be utilized, if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized by us. Actual results may vary from estimates due to, among other things, differences in operating results, shorter asset useful lives and lower market values.

Income taxes

The Company recognizes deferred tax liabilities and assets for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

The Company assesses the likelihood that its deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated, including the existence of deferred tax liabilities that will absorb deferred tax assets, the taxable income that can be used to absorb net operating losses and credit carry-backs, and taxable income in future years. The Company’s judgment regarding future profitability may change due to future market conditions, changes in tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. In addition to the risks described above, the effective tax rate is based on current enacted tax law. Significant changes during the year in enacted tax law could affect these estimates.

Government subsidies

Each of the three subsidiaries of the Company has received certain government subsidies from local Chinese government agencies during the past three years, which accounted for 23.31%, 21.55%, and 27.11%, respectively, of the income before income tax on a gross basis. In general, the Company presents the government subsidies received as part of other income unless the subsidies received are earmarked to compensate certain expenses, which are accounted for by offsetting the specific expense, such as research and development expense.

The PRC government has provided various incentives to high technology companies, including HollySys, in order to promote the development of the high technology sector of China’s economy. HollySys has received government incentives in the form of various government grants, which have been granted by certain government agencies in terms of their respective agenda.

The local governments in Beijing and Hangzhou have provided high technology companies with various subsidies to support various research and development efforts conducted by these companies. The most notable form of subsidy is the refund of value added tax (‘VAT’) paid by the recipient companies. Being approved by the relevant tax authority, Beijing HollySys and Hangzhou HollySys have been entitled to receive a refund, which is the amount beyond the 3% of the actual VAT paid to the government over the current revenue associated with this VAT. Based on the information available to date, the government subsidies sourcing from VAT paid will cease at the end of 2010.

In China, the statutory income tax rate is 33%. Beijing HollySys is viewed as a high-tech company by the Chinese government and has been granted favorable treatment on enterprise income tax matters. Under the Chinese government’s current policy, Beijing HollySys is applying a 15% income tax rate. This policy may change in the future.

Hangzhou HollySys is a foreign investment enterprise located in a coastal city where the statutory income rate is 24%, which will be applicable until the Chinese government decides to change this income tax rate. In addition, Hangzhou HollySys has been entitled to a 100% exemption of enterprise income tax for two years and 50% exemption of enterprise income tax for three years under Chinese tax laws. Under China tax laws, a tax year is based on a calendar year. Accordingly, the tax incentive programs are also based on a calendar year. Since January 1, 2006, Hangzhou HollySys has used a 12% tax rate, while from January 1, 2009, Hangzhou HollySys will use a 24% rate for income tax purposes.

The Company is unable to predict whether or not any other forms of government subsidies will be available for the upcoming years or whether current subsidies will be decreased or terminated. The Company is unable to anticipate any changes of government policies or decisions. Any reduction or termination of incentives or grants currently received by the Company would have a material adverse effect on its results of operations.

RESULTS OF OPERATIONS

Comparison of Fiscal Years Ended June 30, 2006 and 2005

Operating revenues

For the fiscal year ended June 30, 2006, total revenues amounted to $89.92 million, an increase by $10.35 million compared to $79.57 million for fiscal 2005, representing a 13% increase.

Of the total revenue of $89.92 million, the integrated contract revenue accounted for $86.19 million, an increase by $11.16 million compared to $75.03 million for fiscal 2005, representing a 14.9% increase. The increase was primarily due to a greater number of integrated contracts being performed during the fiscal year ended June 30, 2006. There were 1,609 contracts being performed during fiscal 2006 compared to 1,514 in the prior year, representing a 6.27% increase.

Of the total revenues of $89.92 million, approximately $3.73 million was derived from product sales, a decrease of approximately $817,000 over the $4.55 million in product revenue in the prior year, a 18% decrease. The decrease was mainly due to the reduced demand for the Company’s equipment for customers’ maintenance and replacement purposes during this year.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with the existing contracts the Company has won. Any deferral of revenue recognition or newly won contracts but not completed are reflected in an increase in backlog as of the period end. The Company’s revenue backlog growth rate was higher than the preceding year. The backlog as of June 30, 2006 amounted to $86.75 million, representing an increase of 22.3% compared to $70.93 million as of June 30, 2005.

Of the total backlog of $86.75 million at June 30, 2006, the amount attributable to contracts awarded in the current year was $54.95 million, while $31.80 million was from contracts awardd prior to the current year, Of the total backlog of $70.93 million at June 30, 2005, $46.95 million was attributed to contracts awarded in fiscal 2005, and $23.98 million was attributable to contracts awarded prior to fiscal 2005. The increase in both revenues and backlog indicated that the Company’s business continued to expand in 2006 in terms of the ability to generate revenues

Cost of revenues

The total cost of revenues amounted to $57.95 million, an increase by $3.27 million compared to $54.68 million in the prior year, a 6.0% increase.

Cost of revenues can be divided into cost of integrated contracts and cost of products sold, in line with the categories of revenues. The components of cost of revenues shifted somewhat, as the cost of integrated contract revenue increased from 95.4% of the total cost of revenues for the prior year to 98.5% for the current year ended June 30, 2006. That is consistent with the fact that the Company’s integrated contract revenues increased by about 13% compared with 2005, while its product sales revenues decreased slightly.

The cost of integrated contract revenue consists primarily of three components: cost of equipments and materials, labor costs and other manufacturing expenses incurred from designing, building and delivering customized automation solutions to customers. The total cost of integrated contracts was $57.11 million for fiscal year 2006, compared to $52.16 million in the prior year, representing an increase of $4.94 million, or a 9.5% increase. The increase was primarily due to the following factors: First, an t increase of $4.19 million in cost of equipment and materials, accounting for 84.7% of the total increase, was primarily due to the increased volume of materials and equipment required according to the needs of customers. Second, an increase of $642,000 in labor cost, accounting for 13.0% of total increase, was primarily due to the increase in average labor salary and welfare costs. Third, an increase of $112,000 was from other manufacturing expenses.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes. The outside purchased products and self-made products have different functions and capabilities. The Company decides whether or not to purchase from outside vendors or make the necessary products itself based on the needs and preferences of different customers and efficiency considerations. Therefore, the components of self-made products and outsourced products under the cost of product sales have varied significantly each year. Since self-made products generally contribute higher margin than outside purchased products, sales of a greater portion of self-made products result in lower cost of product sales. Cost of products sold for the fiscal 2006 was only $843,000, a decrease of $1.68 million, or 66.0%, compared to $2.52 million in the prior year, since outside purchased products contributed a much bigger portion of cost of product sales in fiscal 2005 than that in fiscal 2006.

Gross margin

As a percentage of total revenues, the overall gross margin was 35.6% for the fiscal year ended June 30, 2006 compared to 31.3% in the prior year.

The gross margin for integrated contracts was 33.7% for the fiscal year ended June 30, 2006 compared to 30.5% in the prior year. The Company’s ability to improve its gross margins was a result of adopting some new cost-saving measures, such as centralized procurement with volume discounts and rebates, a more efficient deployment of its work force and improved project management capabilities. The Company intends to continue to strengthen its cost-saving measures.

Operating expenses

Selling expenses

Selling expenses mainly consist of payroll and welfare costs of marketing and sales staff, traveling and administrative expenses related to marketing and sales and promotion activities of the Company’s marketing and credit departments. Selling expenses were approximately $6.38 million for the fiscal year ended June 30, 2006, an increase of 13.0%, or roughly $732,000, compared to approximately $5.65 million in the prior year. Of the total increase, $609,000 was related to payroll and welfare of marketing and sales staff, $176,000 was for travel expense, $16,000 was for bidding expense, and $6,000 was for administrative expenses, including telephone and other utilities, and office supplies, all of which was offset by the decrease of $75,000 in advertising expenses, compared to the prior year. As a percentage of total revenues, selling expenses accounted for 7.2% and 7.1% for the fiscal year ended June 30, 2006 and 2005, respectively. The Company has established guidelines to monitor and evaluate sales performance for its products to customers in different industries and regions to control selling expenses.

General and administrative expenses

General and administrative expenses mainly include payroll and welfare, traveling and other administrative expenses of administrative departments, such as the planning and financial department, information systems department and human resources department. The legal and accounting expenses associated with the efforts of HollySys to enter into a business combination with Chardan are also a component of general and administrative expenses.

General and administrative expenses amounted to approximately $6.48 million for the fiscal year ended June 30, 2006, an increase of roughly $1.34 million compared to approximately $5.14 million in the prior year, representing an increase of 26.2%. The increase in general and administrative expenses was the result of several factors. First, the activities connected with the efforts to become listed in a stock exchange outside China caused us to incur $929,000 in professional service fees, such as fees charged by lawyers and auditors, during this period, while there were no such expenses during the same period the prior year. Second, payroll and welfare increased by $385,000, primarily due to implementation of Chinese government rules which require foreign invested enterprises to provide for employee welfare according to the discretion of the board of directors based PRC reported net income. Third, travel expenses increased by $62,000. Fourth, an increase of $16,000 in guarantee expenses paid to assurance companies. Fifth, depreciation expenses increased by $10,000. Sixth, bad debt provision increased by $74,000. The above increases were offset by decreases in office expenses (such as supplies, copying expenses, mailing fees, and utilities) of $130,000. As a result of the above net increases, general and administrative expense accounted for 7.2% versus 6.5% of total revenues for the fiscal year ended June 30, 2006 and 2005, respectively.

Research and development expenses

Research and development expenses comprise mostly payroll and welfare of research and development personnel, materials consumed and experiment expenses for specific new product research and development, and any expenses incurred for basic research on advanced technologies. The nature of business entitles us to receive governmental subsidies to support research and development activities. In the financial statements, HollySys presents its research and development expenses as a net figure, which is the amount HollySys spent on research and development less the amount of government subsidies that HollySys received for research and development.

Research and development expenses were presented on the statement of income as $78,000 for the fiscal year ended June 30, 2006 compared to $202,344 in the prior year. This was due to the fact that subsidy income received from the government increased to $6.22 million from $3.55 million for the fiscal year ended June 30, 2006 and 2005, respectively. This subsidy income was offset against actual research and development expenses of $1.86 million and $1.02 million for the fiscal year ended June 30, 2006 and 2005, respectively. Among the $1.86 million of research and development expense offset against subsidy income received, the amount for Beijing HollySys, Hangzhou HollySys and Haotong was $677,000, $1.16 million and $23,000, respectively; and the research and development expenses incurred in Beijing HollySys and Hangzhou HollySys were offset totally in the current year.

Income from operations

Income from operations increased significantly by approximately $5.12 million, or 36.9%, from $13.87 million for the fiscal year ended June 30, 2005 to $18.99 million for the fiscal year ended June 30, 2006, as a result of the following reasons: $10.34 million in total revenues, $3.27 million in cost of revenues, $732,000 in selling expenses and $1.35 million in general and administrative expenses. Therefore, as a percentage of total revenue, the operating income for the fiscal year ended June 30, 2006 was 21.1% compared to 17.4% in the prior year. The increase as a percentage of total revenues was due mainly to the increase in revenue and gross profit which were contributed by the expansion of business scale based on increased demand from customers and the cost-saving measures.

Interest expenses, net

For the fiscal year ended June 30, 2006, net interest expenses increased by $533,000, or 95.9%, from $556,000 in the prior year to $1.09 million. The increase in interest expenses was mainly due to the fact that the Company received specified governmental subsidies of approximately $242,000 for the purpose of offsetting interest expense for the fiscal year ended June 30, 2005 that it did not receive in the current year. In addition, the Company’s outstanding bank loans especially short-term bank loans in the fiscal year ended June 30, 2006 were higher than the outstanding bank loans during the prior year, which increased interest expense from $646,000 to $1.22 million for the fiscal year ended June 30, 2005 and 2006, respectively. Also, the Company received $134,000 of interest income for the fiscal year ended June 30, 2006, compared to $91,000 for the prior year. As a percentage of total revenues, the net interest expense for the fiscal year ended June 30, 2006 was 1.2% compared to 0.7% for the prior year.

Other income (expenses), net

Other income (expense) consists of miscellaneous income from non-operating activities. For the fiscal year ended June 30, 2006, other net income (expenses) decreased by $133,000, or 68.5%, from $195,000 for the prior year to $61,000. The decrease was mainly due to the fact that Beijing HollySys sold some technology to another subsidiary and thus incurred related business taxes and urban construction and maintenance fees. Overall, the change in other income (expense) was immaterial to the Company’s financial performance for the fiscal year ended June 30, 2006 compared with the fiscal 2005.

Subsidy income

Subsidy income received from the government for the fiscal year ended June 30, 2006 amounted to $6.22 million, compared to $3.55 million for the fiscal year ended June 30, 2005, representing an increase of $2.67 million or 75.2%. Of the increase of $2.67 million, the refund sourcing from value added tax increased by $911,000, mainly attributed to the increase in revenue generated in Hangzhou HollySys in terms of nationwide implementation of the government policy. Of the increase of $2.67 million, $1.76 million was a result of implementing incentive programs initiated by various government agencies and received by HollySys in its Beijing location. These grants would take place from time to time, and the Company has no controls on when to receive these grants. Any reduction of these grants will have a material impact on the Company’s operation results.

Proceeds from subsidies were used to offset actual research and development expenses amounted to $1.86 million and $1.02 million for the fiscal years ended June 30, 2006 and 2005, respectively. Also, approximately $242,000 of financial subsidies from the government was used to offset interest expenses incurred for the prior year. The remaining amounts of subsidy income of $4.36 million and $2.29 million for the fiscal years ended June 30, 2006 and 2005, respectively, were presented as a separate line item on the statement of income.

Income tax provision

For the fiscal year ended June 30, 2006, the Company’s income tax provision was $1.37 million for financial reporting purposes, whereas there was an income tax provision of $401,000 for the prior year. This change was due mainly to the following factors: Beijing HollySys had an income tax provision of approximately $128,000 for the fiscal year ended June 30, 2006 (as its taxable income decreased) compared to $381,000 for the prior fiscal year. Haotong had an income tax provision of approximately $72,000 for the fiscal year ended June 30, 2006 compared to $20,000 for the prior fiscal year. Hangzhou HollySys had income of approximately $19.15 million before income tax for the fiscal year ended June 30, 2006 compared to $11.97 million for the prior fiscal year. However, Hangzhou HollySys was under 100% exemption from income taxes for the fiscal year ended June 30, 2005, while it is entitled to receive only a 50% exemption from income tax for three calendar years starting January 1, 2006. Therefore, the income tax of Hangzhou HollySys was $1.17 million for the fiscal year ended June 30, 2006, compared to nil for the prior fiscal year.

Minority interest

The minority interest of the Company includes other parties’ interests in Beijing HollySys and Haotong. The ownership interests of minorities in these two Operating entities were 25.89% and 30%, respectively.

The minority interest for the fiscal year ended June 30, 2006 was approximately $3.52 million, an increase by $1.15 million compared to $2.37 million for the prior year. The minority interest percentage in Beijing HollySys and Haotong did not change during the fiscal year ended June 30, 2006. The increase was attributable to the increase in net income of Beijing HollySys and Haotong which led to the increase in minority interests of $3.27 million and $254,000, respectively, for the fiscal year ended June 30, 2006.

Net income

For the fiscal year ended June 30, 2006, the Company’s net income amounted to $18.05 million after deducting the portion attributed to the minority interest, an increase by $4.35 million compared to $13.70 million for the prior year, or 31.7%. This increase was attributable primarily to the significant growth in revenue and operating income.

Comparison of Fiscal Years Ended June 30, 2005 and 2004

Operating revenues

For the fiscal year ended June 30, 2005, the Company’s total revenues amounted to $79.57 million, representing an increase of $26.50 million, over revenues of $53.07 million for fiscal 2004, representing a 49.9% increase, of which integrated contract revenue accounted for $75.03 million, an increase of $23.80 million compared to $51.22 million for the prior year, a 46.5% increase. The increase was primarily due to a greater number of integrated contracts being performed during fiscal 2005. During 2005, the Operating Companies performed on 1,514 contracts compared to 967 in the prior year. Of the $79.57 million of total revenues, approximately $4.55 million was derived from sales of spare parts, an increase of approximately $2.70 million compared to $1.85 million in the prior year, a 145.7% increase. The growth was mainly due to the increased demand from customers for the Company’s equipment for maintenance and replacement in fiscal 2005.

Revenue backlog

As of June 30, 2005, the total amount of backlog was $70.93 million, decreased slightly by 2.0% from $ 72.35 million in fiscal 2004, of which contracts unstarted, started and unfinished in the current period was $46.95 million and carry forward amount of the outstanding contracts from the prior year was $23.98 million. In addition, the number of new contracts won in the current period was 702, with a total contract value of $90.06 million, a 2.0% increase from $88.29 million for the prior year.

Cost of revenues

The total cost of revenues amounted to $54.68 million, an increase of $16.78 million compared to $37.91 million in the prior year, a 44.3% increase. The increase was due mainly to the increase in cost of integrated contract revenue. The components of cost of revenues changed as cost of integrated contract revenue decreased from 99.1% of total cost of revenues in fiscal 2004 to 95.4% in fiscal 2005.

The total cost of integrated contracts was $52.16 million, an increase of $14.59 million compared to $37.57 million in the prior year, a 38.9% increase. This growth in cost of revenues was in line with the overall increase in revenues generated by integrated contracts. The increase was primarily due to following factors: First, a significant increase of $10.21 million in cost of equipment and materials accounting for 70.0% of total increase, primarily due to an increase in equipment and materials included in the integrated solution contracts under requirements of customers. Second, an increase of $828,000 in labor cost, mainly due to newly recruited engineers. Third, an increase of $3.55 million in other manufacturing expenses, accounting for 24.4% of total increase, mainly attributable to the increase in outsourcing service fees and traveling expenses of engineers related to implementation of integrated solution contracts.

For fiscal 2005, cost of products sold was $2.52 million, an increase of $2.18 million compared to $338,000 in the prior year, representing a 644.8% increase. The increase in cost of products sold was due to the fact that the Company purchased and resold a much larger share of those products from outside vendors in fiscal 2005 compared with fiscal 2004, when it made many of those components internally. As a result, margins on those product sales in fiscal 2005 were significantly smaller.

Gross margin

As a percentage of total revenues, the overall gross margin was 31.3% for the fiscal year ended June 30, 2005, compared with 28.6% in the prior year.

The gross margin for integrated contract was 30.5% for fiscal 2005 compared to 26.7% for fiscal 2004. The improvement in margins is attributed to the increase in contract pricing, the adoption of various cost-saving measures, such as centralized procurement with volume discounts and rebates, a more efficient deployment of the work force and improved project management capabilities.

Operating expenses

Selling expenses

Selling expenses were $5.65 million for fiscal 2005, an increase of 24.9% or $1.13 million compared to $4.52 million for fiscal 2004. Of the increase of $1.12 million, $396,000 was related to payroll and employment benefits for sales personnel, $231,000 was for traveling expenses, $195,000 for office supplies and utilities, $117,000 was for entertainment expenses, $84,000 was for advertisement expenses, $71,000 was for bidding fees, $16,000 was for office leasing and $14,000 was for depreciation of fixed assets in fiscal year 2005, compared to the same categories of expenses for the prior year. However, as a percentage of total revenues, the selling expense accounted for 7.1% and 8.5% for the fiscal years ended June 30, 2005 and 2004, respectively. The Company has established guidelines to monitor and evaluate sales performance in different industries and regions to control selling expenses. The decrease in selling expenses as a percentage of total revenues meant that its selling efficiency had improved compared to the prior year.

General and administrative expenses

General and administrative expenses amounted to $5.14 million for fiscal 2005, an increase of $2.46 million compared to $2.68 million for fiscal 2004, an increase of 91.8%. The increase was mainly attributable to the following factors: first, the payroll and welfare increased by $1.86 million, which mainly resulted from the increased bonuses distributed and increased staff welfare fund provided by Hangzhou HollySys as required by the foreign investment enterprise laws in China; second, an increase in office expenses (such as paper, copying expenses, mailing fees, and utilities) by $308,000; third, an increase in guarantee expenses paid to assurance companies by $211,000; fourth, an increase in depreciation expenses by $61,000; and an increase in bad debt provision by $17,000. As a percentage of total revenues, general and administrative expense increased slightly, accounting for 6.5% and 5.1% for the years ended June 30, 2005 and 2004, respectively.

Research and development expenses

Research and development expenses were $202,000 and $383,000 for fiscal 2005 and 2004, respectively. These amounts reflect the fact that subsidy income received from the government of $3.54 million and $1.57 million for fiscal 2005 and 2004, respectively, was used as a partial offset against research and development expenses. Actual research and development expenses amounted to $1.02 million and $1.95 million for fiscal 2005 and fiscal 2004, respectively.

Income from operations

Income from operations increased approximately $6.44 million, or 86.7%, from $7.43 million in fiscal 2004 to $13.88 million in fiscal 2005. The increase was driven primarily by the following facts: the increase of $26.50 million in total revenues, offset by the increase of $15.74 million in cost of revenues, the increase of $2.16 million in selling expenses and the increase of $2.46 million in general and administrative expenses. As a percentage of total revenues, the operating income for fiscal 2005 was 17.4% compared to 14.0% for the prior year. The increase as a percentage of total revenues was mainly due to a decrease in cost of revenue due to implementation of various cost-cutting measures, resulting in improved gross margins from 28.6% to 31.3% in fiscal 2005.

Interest expenses, net

Approximately $242,000 of governmental subsidy brought the net interest expenses down to $556,000 from an actual amount of $889,000 for the fiscal year ended June 30, 2005. Compared to the interest expense for the prior year, the actual interest expense decreased by $4,000, from $889,000 to $895,000. The decrease was primarily due to the fact that the repayment of $4.59 million in long-term bank loans occurred in fiscal 2005, although an additional $3.02 million of short-term loans were taken down in fiscal 2005. The lower interest rate associated with those short-term loans helped to reduce the interest expense.

Other income (expenses), net

Net other income (expenses) amounted to $195,000 in fiscal 2005 compared to $32,000 in the prior year. The increase was due mainly to the income from disposing inventory. Overall, the change in other income (expense) was immaterial to the Company’s financial performance for fiscal 2005 and fiscal 2004.

Subsidy income

Subsidy income received from the government in fiscal 2005 amounted to $3.55 million compared to $1.57 million in fiscal 2004, representing an increase of $1.98 million or 126.1%. Of the increase of $1.98 million, the refund sourcing from value added tax proceeds collected by government increased by $1.76 million, mainly attributed to the increase in revenue generated in Hangzhou HollySys in terms of nationwide implementation of the government policy, and $219,000 was a result of implementing incentive programs initiated by various government agencies and received by HollySys in its Beijing location.

The Company used these subsidies to offset actual research and development expenses by approximately $1.02 million in fiscal 2005, compared to $1.56 million in fiscal 2004. Also, approximately $242,000 of financial subsidies from the government was used to offset the interest expenses incurred in fiscal 2005. The remaining amounts of subsidy income of $2.29 million and approximately $3,000 in fiscal 2005 and 2004, respectively, were presented as a separate line item on the statement of income.

Income tax expenses

For the fiscal year ended June 30, 2005, the Company’s income taxes provision was $401,000, compared with an income tax provision of $948,000 in the prior year. This change was due to the difference in revenue recognition timing for financial reporting and income tax purposes. In addition, the income tax provision took place principally in connection with the Beijing location, as Beijing HollySys and Haotong are subject to a preferential income tax rate at 15% and 7.5%, respectively, whereas Hangzhou HollySys was exempt from income taxes for both periods.

The effective tax rate decreased from 14.0% in fiscal 2004 to 2.0% in fiscal 2005, which was mainly due to benefits given to Hangzhou HollySys under preferential income tax policies. Income before income taxes increased from $6.72 million in fiscal 2004 to $16.47 million in fiscal 2005, a $9.75 million increase. The increase was mainly attributable to the fact that income before income taxes of Hangzhou HollySys increased significantly from $2.85 million in the prior year to $11.97 million in fiscal 2005. In addition, Hangzhou HollySys was still exempt from taxation in fiscal 2005. Therefore, the income tax rate reduction increased from 14.9% to 24.1% when comparing fiscal 2004 to fiscal 2005.

Minority interest

The minority interest increased approximately $1.33 million, from $1.04 million for the prior year to $2.37 million for fiscal 2005. Of the $1.33 million of increase, approximately $1.2 million was attributable to Beijing HollySys and roughly $130,000 to Haotong.

Net income

For fiscal 2005, the Company’s net income amounted to $13.70 million, an increase of $8.97 million compared to $4.74 million in the prior year, a 189.4% increase. This increase was attributed primarily to the increase in revenues and implementation of effective cost-control measures; increase in government subsidies recognized and decrease in income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations primarily through cash flows from operations as well as short term and long term borrowings from banks.

As of June 30, 2006, the Company had total assets of $120.02 million, of which cash amounted to $10.98 million, accounts receivable amounted to $66.94 million and inventories amounted to $7.83 million. While working capital was approximately $36.93 million, equity amounted to $44.56 million. The quick ratio was approximately 1.48:1.

Comparison of Fiscal year ended June 30, 2006 and 2005

Net cash provided by operating activities totaled $7.29 million for the fiscal year ended June 30, 2006, an increase in positive cash flow by $3.74 million compared to $3.55 million in the prior year, representing a 105.5% increase. This increase resulted primarily from the following factors: 1) the increase of the changes in non-cash items included in the statement of income ( a positive $74,000 cash flow in bad debt allowance, a positive $147,000 cash flow in deferred income tax asset, a positive $752,000 cash flow in depreciation and amortization, $1.15 million increase in minority interest, a positive $393,000 cash flow in provision for inventories, and a negative $46,000 cash flow in investment income); and 2) the following changes in the operating assets and liabilities:

•	$2.09 million decrease from accounts receivable (positive);

•	$946,000 million increase from inventory;

•	$885,000 million decrease from other receivable (positive);

•	$1.37 million increase from deposits and other assets (negative);

•	$3.28 million decrease in advance to suppliers (positive);

•	$69,000 decrease from advance from customers (negative);

•	$1.21 million increase in tax payable (positive);

•	$7.25 million decrease from accounts payable; and

•	$1.02 million decrease from accrued liabilities.

The decrease in accounts receivable was due to the Company has enhanced its collection effort to collect as much as possible of its receivables. The decrease in other receivable also accounts for the Company’s enhanced ability of receivable collections. The decreases in accounts payable and accrued liabilities were consistent with the Company’s better working capital position than the prior year, which enabled the Company to settle down these payables in a relatively short period of time although the Company has obtained very favorable payment terms with its suppliers to enhance its working capital position. The decrease of $3.29 million in advance to customers provided the Company with a reasonable cushion for working capital purpose. The increase in tax payable of $1.21 million was due to the increase in revenue and net income in the current year.

Net cash used by investing activities was $6.02 million and $3.51 million for the fiscal years ended June 30, 2006 and 2005, respectively. The cash used by investing activities consisted mainly of capital expenditures related to purchases of property, plant and equipment, construction projects and long-term investments. The decrease in purchases of fixed assets was approximately $154,000 from $5.47 million for the fiscal year ended June 30, 2006 compared to $5.63 million for the prior year. The addition of purchases of fixed assets in the current year was mainly related to the construction of the Hangzhou office building. The short-term investment consisted of term deposits. In the fiscal year ended June 30, 2006, the Company increased short-term investment of $797,000 and disposed short-term investment of $932,000, and received interest income of $54,000 related to short-term investment. While the company increased short-term investments of $604,000 in the prior year and disposed short-term investments of $2.41 million, and received interest income of $149,000 from short-term investments in the prior year. In addition, it also had cash disbursements for long-term investments of approximately $1.30 million for a 50% interest in Beijing Tech Energy Co., Ltd. and a 20% interest in Beijing HollySys Equipment Technology Co., Ltd. for future automation systems development. HollySys also received the proceeds from disposing assets of $389,000 compared to $358,000 in the prior year. HollySys gained the dividends received from long-term investment of $179,000 compared to $20,000 in the prior year, an increase of $159,000 was consistent with the dividend policy issued by the investee companies.

Cash flows provided by financing activities amounted to $660,000 (negative) and $1.90 million for the fiscal year ended June 30, 2006 and 2005, respectively. Cash flows generated by financing activities consist of proceeds of bank borrowings and disbursements for repayments to bank loans, dividend payments and amounts due to related parties. For the fiscal year ended June 30, 2006, the Company obtained net proceeds of $1.88 million from short-term bank loans compared to $3.02 million in the prior year. Also, it obtained proceeds of long-term bank loans up to $3.75 million from China development bank and made repayments of long-term bank loans up to $1.25 million during the fiscal year 2006 while it obtained proceeds of long-term bank loans up to $6.65 million and made repayments of $6.40 million during the prior year. In addition, there was a dividend payment of approximately $1.08 million by Hangzhou HollySys compared to $1.51 million in the prior year. Amounts due to related parties were $210,000 and $144,000 for the fiscal year ended June 30, 2006 and 2005, respectively. As a result of these changes, the financing activities for fiscal year ended June 30, 2006 created a decrease of $2.56 million compared to the financing activities for the prior year.

Comparison of Fiscal Years Ended June 30, 2005 and 2004

Net cash provided by operating activities amounted to $3.55 million, representing a decrease by $4.65 million compared to $8.20 million in the prior year, a 56.7% decrease. This decrease resulted primarily from the comparison of the following factors: 1) increase in net income by $8.97 million, among the non-cash items, increase in minority interest by $1.33 million, decrease in depreciation and amortization by $51,000, and decrease in cash flow due to the increase in investment income by $574,000; and 2) the following changes in cash flow from the operating assets and liabilities:

•	$11.05 million of increase in accounts receivable (negative);

•	$4.77 million of decrease in inventory;

•	$976,000 of decrease in advance to suppliers;

•	$428,000 of increase in other receivable (negative);

•	$80,000 of decrease in deposits and other assets;

•	$7.53 million of decrease in advance from customers (negative);

•	$1.22 million of increase in accounts payable;

•	$597,000 of decrease in accruals and other payable (negative); and

•	$1.67 million of decrease in income tax payable.

The increase in accounts receivable was the result of the increase in revenue, and the decrease in advance from customers was a result of timing of recognizing revenue. The inventory balance was reduced by $1.17 million compared to the inventory balance as of June 30, 2004. All of other changes were the result of revenue recognition.

Net cash used in investing activities decreased slightly from $4.26 million in the prior year to $3.51 million in fiscal 2005, representing a 17.5% decrease. The major item in investing activities was $5.63 million of cash disbursements for purchases of fixed assets compared to $1.91 million cash disbursements for the prior year, representing a capital expenditures increase of $3.72 million in fiscal 2005, which was for Hangzhou HollySys to acquire machinery and equipment. In order to finance capital expenditures, the Company disposed its short-term investment and received cash proceeds of approximately $1.81 million, which mitigated the large cash disbursement for purchasing fixed assets. Also, it received proceeds of approximately $358,000, which was mainly from disposing of its long-term investments in HollySys Communication Equipment Co., Ltd. and Dongfangjinhe Environmental Technology Co., Ltd. In the prior year, it incurred cash disbursement to purchase short-term investments for approximately $2.29 million which established the basis for proceeds of $1.81 million in fiscal 2005. In addition, the Company also had cash disbursement of $225,000 for long-term investment compared to $143,000 in the prior year. In addition, it received dividends from long-term investments amounting to $20,000 and interest income from short-term investments of $149,000, compared to dividends from long-term investments of $45,000 and interest income from short-term investments of $42,000 in the prior year.

Net cash provided by financing activities amounted to $1.90 million, an increase by $1.40 million compared to cash flow of $501,000 provided by financing activities for fiscal 2004, representing a 279.3% increase. In order to finance capital expenditures and other working capital needs, the Company obtained net proceeds of $3.02 million from short-term bank loans and $6.65 million from long-term bank loans offset by the repayment of $6.4 million of long-term bank loans in fiscal 2005; whereas it obtained net proceeds of $1.69 million from short-term bank loans and incurred repayment of $2.05 million to long-term bank loans in fiscal 2004. In fiscal 2004, the Company received cash infusion from two owners in Hangzhou HollySys for $600,000 while there were no similar cash flows in fiscal 2005. In addition, Beijing HollySys distributed dividends totaling $1.51 million in fiscal 2005, while there were no such dividends paid out in fiscal 2004. The cash flow in connection with amount due to related parties decreased by $120,000 in fiscal 2005 compared to the cash flow in connection with amount due to related parties of $264,000 in fiscal 2004.

Working Capital

The Company’s working capital has been increasing over the reporting periods with growth rates of 90.1% between fiscal 2005 and 2004 and 64.9% between the fiscal 2006 and 2005, respectively.

Total current assets at June 30, 2006 amounted to $96.96 million, an increase by approximately $18.48 million compared to $78.48 million at June 30, 2005. The increases was attributable mainly to larger amounts of cash and cash equivalents, contract performance deposits in banks (associated with the contracts on which the Company is biding), accounts receivable (resulted from the increase in revenue). Contract performance deposits were in connection with the Company’s bidding processes. Normally, the customer required the Company to set aside some money in banks as a guarantee for the bids. The accounts receivable were classified into billed and unbilled accounts receivables based on the percentage of completion method for revenue recognition. Therefore, the growing balances of cash and cash equivalents, contract performance deposits in banks and accounts receivable have been a result of the increase in operating revenues.

Current liabilities amounted to $60.03 million at June 30, 2006, in comparison to $56.08 million at June 30, 2005 and $45.72 million at June 30, 2004, respectively. The increases have been attributable mainly to following factors: First, an increase of $3.80 million in the current portion of long-term loans; second, an increase of $1.57 million in accrued payroll and related expense. Accrued payroll and related expense mainly consisted of employee welfare provision in Beijing HollySys, Haotong, and Hangzhou HollySys according to relevant Chinese laws, and one-month accrued salary expenses and year-end bonuses. Third, accrued liabilities increased by $1.30 million. Accrued liabilities mainly consisted of payables for daily operations, such as housing funds, labor union fees and other current liabilities. Fourth, an increase of $917,000 in dividend payable as a result of the Board’s decision to declare dividends in fiscal 2006. Fifth, an increase of $249,000 in income tax payable. The increases in accrued payrolls and related expense, accrued liabilities, and income tax payable were a result of revenue growth. The increases were offset by several factors as follows. First, a decrease of $1.57 million in short-term loans. Second, a decrease of $1.26 million in deferred revenue. Deferred revenue resulted from the excess of the billed amounts over revenues recognized on the contracts and the billings were rendered based on agreed milestones included in the contracts with customers. Therefore, deferred revenue was in the nature of advances from customers. Third, accounts payable decreased by $841,000. Fourth, other tax payable decreased by $372,000. Other tax payables mainly consisted of value added tax (“VAT”) payable.

The current ratio increased from 1.40 at June 30, 2005 to 1.62 at June 30, 2006. The changes in current ratio were due mainly to the growth of operating activities. In order to finance operating activities, the Company had maintained a good standing of current ratio due primarily to the following two factors: first, enhance accounts receivable collection; and second, increase short-term debts in order to facilitate flexibility of borrowing.

Capital Resources

The Company has obtained working capital through several ways. First, it obtained short-term and long-term bank loans. Second, its suppliers were willing to provide it with extended payment terms which would not force it to increase bank borrowings unless it planned to increase its operating scale significantly. Third, through the improved biding mechanism, it asked its customers to increase their payments in the early stage of contract performance process to diminish its working capital demands for daily operations. Fourth, it has maintained good relationships with commercial banks which provided it with the necessary bank financing. At June 30, 2006, the Company had established standby credit facilities with domestic commercial banks for aggregate approximately $25.02 million to finance any funding needs related to its projects and relevant working capital requirements. Finally, it may issue corporate bonds to the public in the future. The Company believes that it will be able to obtain adequate cash flow for its operating activities and will continue to improve its cash collection to satisfy the cash demands from its daily operations.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Company’s contractual obligations, including long-term and short-term loans and operating leases, and capital and operational commitments at of June 30, 2006.

Item	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years	Total
	$	$	$	$	$	$
Long-term Bank Loans	5,003,565	1,876,337	3,752,674	-	-	10,632,576
Interest payable	7.002%	5.76%	6.03%-	-	-
Short-term Bank Loans	7,130,080	-	-	-	-	7,130,080
Interest payable	5,517%
Short-term loan from a related party	2,501,783	-	-	-	-	2,501,783
Interest payable	5.76%
Operating Lease Commitment (1)	92,000	-	-	-	-	92,000
Purchase Commitment (2)	2,758,909	470,506-	-	-	-	3,229,544
Total	17,486,336	2,346,972	3,752,674			23,585,982

(1) Operating Lease Commitment

Beijing HollySys entered into a lease agreement with HollySys Information Technology Co., Ltd., in which HollySys holds 40% interest, to lease office space. The lease agreement is renewable on an annual basis. The basic rental price has ranged from RMB1.4 or RMB1.5 per square meter per day during the past five years. The total rental per year depends on the actually total square meters leased each year. The total rental expense for the years ended June 30, 2004, 2005 and 2006 was $116,000, $57,000, and $92,000, respectively.

(2) Purchase Commitment

As of June 30, 2006, the Company had approximately $3.23 million in purchase obligations including $221,706 for construction of factory premises and $3.01 million for purchases of equipment, mainly for Hangzhou HollySys.

	RMB	US Dollars
Plant and building construction	1,772,386	221,706
Equipment	24,045,556	3,007,838
Total	25,817,942	3,229,544

Other than the contractual obligation and commercial commitments set forth above, the company does not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of June 30, 2006. It has have not entered into any foreign currency forward contract. It does not have any other off-balance sheet arrangements except for the contractual obligations and commitments mentioned above as of June 30, 2006. The Company believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

EMPLOYEES AND THEIR BENEFITS

At June 30, 2006, Beijing HollySys and Hangzhou HollySys had a total of 1,240 employees. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including workers’ insurance, medical care, housing subsidies, child care and education, and other miscellaneous items.

The Company believes that its success in attracting and retaining highly skilled technical employees and sales and marketing personnel is largely a product of its commitment to providing a motivating and interactive work environment that features continuous and extensive professional development opportunities, as well as frequent and open communications at all levels of the organization.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be our third quarter of fiscal 2007. The Company expects that the adoption of EITF Issue No. 06-3 will not have a material impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be our fiscal 2008, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company expects that the adoption of FIN 48 will not have a material impact on its consolidated results of operations or financial position.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

Industrial environment and national industrial development policies

The Company is highly sensitive to industry environment changes and state industrial development policies. State industrial development policies have established clear targets for market capacities of automation systems in the short and long run. These are crucial to the development of the Company, especially for rail transport and nuclear power plant automation systems. At present, state policies are favorable to the Company’s development. If the government ceases supporting the rail transportation and nuclear industries, however, it would bring about a negative impact on operating results in the next few years.

The Company relies on market research and technology development to ensure that it delivers attractive, high-quality products and services to its customers as a way to protect against risks connected with a change in the competitive environment.

Taxation risk

As a result of various tax regulations, Beijing HollySys, Hangzhou HollySys and Haotong HollySys are entitled to the benefits afforded by certain preferential income tax policies. These preferential tax policies will terminate in one to three years.

With the aim of attracting foreign investment, the Chinese government provides favorable income tax rates to foreign-invested enterprises in China at the levels of 15%, 24% and 30%. Domestic-invested enterprises, on the other hand, normally are subject to a 33% income tax rate. The Chinese government has indicated that it intends to eliminate differences between the applicable tax rates of domestic and foreign-invested enterprises, but the schedule for the unification of tax rates has not yet been established. When the preferential tax treatment is ended, it will increase taxes and reduce the Company’s after tax profits.

Additionally, the China government provides subsidies (sourcing from the proceeds of VAT collected) to all domestic enterprises which are involved in software development. Since this subsidy policy became effective, the Company has enjoyed subsidies for software development, which has been an integral part of the Company’s integrated contracts. The subsidy policy will cease at the end of 2010. When the termination of the subsidy policy occurs, it will cause after-tax income to decline by approximately 3%.

The Company is confident that its continuing business development coupled with effective cost-control methods, will contribute to achieving positive financial results that will offset the adverse impacts that will result from the elimination of these tax preferences.

Foreign exchange risk

The Company conducts its business primarily in Chinese RMB currency, although it does have plans to expand its business internationally.

RMB is not a freely convertible currency. The restrictions on foreign exchange imposed by the Chinese government may result in the material differences between the future exchange rate and the current exchange rate or historical exchange rate. The changes in the exchange rate of RMB currency will impose foreign exchange translation risk on the Company’s financial statements and impact the Company’s ability to carry out operations related to foreign exchange. Those changes also will impact its ability to pay dividends in US dollars. The Company believes that, however, it is, and will be, able to obtain sufficient foreign exchange to implement the above-mentioned operations and hedge against foreign exchange risk.

Interest rate risk

Over the years, the Company has tended to obtain proceeds from short-term bank loans for working capital financing purpose. Therefore, it is subject to market rate risks due to fluctuations in interest rates charged on these loans. At June 30, 2006, the Company’s short-term bank loan balance was $7,130,081, of which $2,501,783 located in Beijing HollySys, $4,628,298 located in Hangzhou HollySys. All the short-term bank loans are mature from six months to one year bearing fixed interest rates ranging from 5.22% to 5.841% per annum. However, when these short-term bank loans are renewed, the interest rates are subject to change based on the notice from the People’s Bank of China, the central bank of China. It is not possible to know if those interest will change, or by how much.

Most of the short-term bank loans were guaranteed by the Company related parties and third parties and one bank loan of $2,416,480 at June 30, 2005 and $1,250,891 at June 30, 2006 in Hangzhou HollySys was collateralized by its plant and property. At June 30, 2006, there was a bank loan of $2,501,783 payable to a commercial bank which served as a trustee appointed by HollySys Information Technology Co., Ltd. in which HollySys holds 40% interest. This loan had interest rate of 5.31%, 5.76% and 5.76% at June 30, 2004 , 2005 and 2006, which is the same market rate charged by that commercial bank for the loans lent with similar terms to the similarly situated borrowers.

The following table provides information, by maturity dates, regarding the Company’s interest rate sensitive financial instruments, which consist of fixed rate short-term and long-term debt obligations as of June 30 , 2006.

Lender	Balance at June 30, 2006	Maturity Date	Interest Rate	Floating or Fixed Interest Rate	Current portion
Long-term loans
Bank of Beijing	1,876,337	July 15, 2007	5.49%	Fixed rate
CITIC Trust & Investment Co., Ltd.	5,003,565	January 21, 2007	7.002%	Fixed rate	5,002,752
China Development Bank	3,752,674	June 28, 2009	6.03%	Fixed rate
Total	10,632,576				5,002,752
Short-term loans
CITIC Industrial Bank	1,250,891	October 19, 2006	5.22%	Fixed rate
China Merchants Bank	1,250,891	August 22, 2006	5.58%	Fixed rate
Industrial and Commercial Bank of China (Hangzhou)	1,250,891	August 16, 2006	5.58%	Fixed rate
Industrial and Commercial Bank of China (Hangzhou)	1,876,337	November 9, 2006	5.58%	Fixed rate
Industrial and Commercial Bank of China (Hangzhou)	625,446	April 29, 2007	5.58%	Fixed rate
Industrial and Commercial Bank of China (HangZhou)	875,625	December 20, 2006	5.58%	Fixed rate
Total	7,130,081
Short-term bank loan from related parties
HollySys Information Technology	2,501,783	November 5,2006	5.76%	Fixed rate
Total	2,501,783

FUTURE DEVELOPMENT AND BUSINESS STRATEGIES

The Company’s goal is to become one of the leading automation and process control system companies over the world. It plans to concentrate its research and development resources on core technologies such as I/O signal processing technology, network protocol interface, HOLLiAS DCS platform, software development and application system design to maintain technological advantages over the Company’s competitors. The Company’s principal elements of business strategies are:

•	To maintain leadership in China’s DCS market;

•	To enhance the Company’s leading position in technology;

•	To leverage the Company’s large customer base to offer total solutions; and

•	To focus on high-value tailored technology services.

  INFORMATION ABOUT CHARDAN

Business of Chardan

General

Chardan was formed on March 10, 2005, to serve as a vehicle to effect a stock purchase, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business that has its primary operating facilities located in the PRC in any city or province north of the Yangtze River. Prior to executing the stock purchase agreement with the Gifted Time Stockholders, Chardan’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

Chardan consummated its initial public offering in August 2005. The net proceeds of the offering, after payment of underwriting discounts and expenses, were approximately $30.9 million. Of that amount, approximately $29.8 million was placed in the trust account and invested in government securities. The remaining proceeds have been or are being used by Chardan in its pursuit of a business combination. The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of Chardan. The trust account contained approximately $30.8 million as of June 30, 2006. If the stock purchase with the Gifted Time Stockholders is consummated, the trust account will be released to Chardan, less:

•	amounts paid to stockholders of Chardan who do not approve the stock purchase and elect to convert their shares of common stock into their pro-rata share of the trust account; and

•	the cash payment being paid to the Gifted Time Stockholders in the stock purchase.

Fair Market Value of Target Business

Pursuant to Chardan’s Certificate of Incorporation, the initial target business that Chardan acquires must have a fair market value equal to at least 80% of Chardan’s net assets at the time of such acquisition. Chardan’s board of directors determined that this test was clearly met in connection with its acquisition of HollySys.

Stockholder Approval of Business Combination

Chardan will proceed with the acquisition of HollySys only if a majority of all of the outstanding shares of Chardan is voted in favor of the stock purchase and redomestication merger proposals. The stockholders existing prior to the initial public offering have agreed to vote their common stock on these proposals in accordance with the vote of the majority of shares issued in the initial public offering. If the holders of 20% or more of Chardan’s common stock vote against the stock purchase proposal and demand that Chardan convert their shares into their pro rata share of the trust account, then Chardan will not consummate the stock purchase. In this case, Chardan would be able to present another potential business combination to its stockholders, subject to the time limitations set forth below.

  Liquidation if no business combination

If Chardan does not complete a business combination by February 10, 2007, or by August 10, 2007 if the extension criteria described below have been satisfied, Chardan’s charter documents require its officers to take all actions that are necessary to dissolve and liquidate Chardan as soon as reasonably practicable. In the event of that dissolution and liquidation, Chardan will distribute to all of its public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets. Chardan’s stockholders who purchased shares prior to the initial public offering have no rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to the initial public offering. There will be no distribution from the trust account with respect to Chardan’s warrants.

If Chardan were to expend all of the net proceeds of the initial public offering, other than the proceeds deposited in the trust account, the per-share liquidation price as of June 30, 2006 would be $5.35, or $0.65 less than the per-unit offering price of $6.00 in Chardan’s initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of Chardan’s creditors and there is no assurance that the actual per-share liquidation price will not be less than $5.35, due to those claims.

If Chardan enters into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to February 10, 2007, but is unable to complete the business combination by February 10, 2007, then Chardan will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If Chardan is unable to do so by August 10, 2007, upon notice from Chardan, the trustee of the trust account will commence liquidating the investments constituting the trust account and will turn over the proceeds to the transfer agent for distribution to the stockholders holding shares acquired through the initial public offering. Given the time required to consummate a transaction and obtain requisite stockholder approval, Chardan would probably be dissolved if the stockholders do not approve the stock purchase agreement.

The stockholders holding shares of Chardan common stock issued in the initial public offering will be entitled to receive funds from the trust account only in the event of Chardan’s liquidation or if the stockholders seek to convert their respective shares into cash and the stock purchase is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

Under Delaware corporate law, holders of a majority of Chardan’s outstanding stock must approve its dissolution. If Chardan were required to dissolve, following the approval by Chardan’s stockholders of a plan of dissolution and distribution, Chardan would liquidate the trust account to the holders of shares purchased in Chardan's initial public offering (subject to any provision for unpaid claims against Chardan which it is advised must or should be withheld).

Under Delaware corporate law, Chardan stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by those stockholders in a dissolution. Delaware corporate law provides for limitations on the potential liability of stockholders if Chardan were to wind up its affairs in compliance with either Section 280 or Section 281(b) of the Delaware corporate law. If Chardan complies with either procedure, Delaware corporate law (i) limits the potential liability of each stockholder for claims against Chardan to the lesser of the stockholder’s pro-rata share of the claim or the amount distributed to the stockholder in liquidation and (ii) limits the aggregate liability of any stockholder for all claims against Chardan to the amount distributed to the stockholder in dissolution. If Chardan were to comply with Section 280 instead of Section 281(b), Delaware corporate law also would operate to extinguish the potential liability of its stockholders for any claims against Chardan unless litigation with respect to such claim has been commenced prior to the expiration of the statutory winding-up period under Delaware law (generally three years). In addition, compliance with Section 280 could potentially operate to bar certain claims if the claimant does not take specified actions within certain time frames specified in the statute.

Even though compliance with Section 280 of Delaware corporate law would provide additional protections to both Chardan’s directors and stockholders from potential liability for third party claims against Chardan, it is Chardan’s current intention that it would make liquidating distributions to its stockholders as soon as reasonably possible following any dissolution and, therefore, it does not expect that its Board of Directors would elect to comply with the more complex procedures in Section 280. Because Chardan would most likely not be complying with Section 280, it would seek stockholder approval to comply with Section 281(b) of Delaware corporate law, requiring it to adopt a plan of dissolution that will provide for payment, based on facts known to Chardan at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against Chardan within the subsequent 10 years. As such, Chardan’s stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of Chardan’s stockholders would likely extend beyond the third anniversary of such dissolution. However, because Chardan is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as accountants, lawyers, investment bankers and consultants) or Gifted Time Holdings, as a potential target business. Chardan would attempt to enter into arrangements with most, if not all significant creditors whereby they agree to waive any interest or claim of any kind in or to any monies held in the trust account. As a result of this, Chardan believes that the claims that could be made against Chardan would be significantly limited. However, Chardan cannot guarantee that its creditors will agree to such arrangements, or even if they do that they would be prevented from bringing claims against the trust account.

Chardan expects that all costs associated with the implementation and completion of its plan of dissolution and liquidation, which it currently estimates to be less than $100,000, will be funded by any funds not held in the trust account. There currently are not, and may not at that time, be sufficient funds for such purpose, in which event Chardan would have to seek funding or other accommodation to complete the dissolution and liquidation.

Chardan currently believes that any plan of dissolution and distribution would proceed in the following manner:

•
its board of directors would, consistent with its obligations to liquidate and dissolve (as contained in its charter), adopt (and recommend to its stockholders) a specific plan of dissolution and distribution and the board would also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and distribution and the board’s recommendation of such plan;

•	Chardan would file the preliminary proxy statement with the SEC;

•
following any SEC review of the preliminary proxy statement and resolution of any staff comments, Chardan would mail the proxy statement to its stockholders, and approximately 30 days later would convene a meeting of its stockholders for them to either approve or reject the plan of dissolution and distribution.

In the event Chardan seeks stockholder approval for a plan of dissolution and distribution and does not obtain such approval, it will nonetheless continue to pursue stockholder approval for its dissolution. Following Board adoption of a plan of dissolution and distribution, Chardan's powers will be limited to acts and activities relating to dissolving and winding up its affairs, including liquidation. The funds held in the trust account may not be distributed except upon Chardan’s dissolution (subject to third party claims as discussed above) and, unless and until such approval is obtained from its stockholders, the funds held in its trust account will not be released (subject to such claims). Consequently, holders of a majority of Chardan’s outstanding stock would have to approve its dissolution in order to receive the funds held in the trust account and the funds will not be available for any other corporate purpose (although they may be subject to creditors' claims).

Facilities

Chardan maintains executive offices at 625 Broadway, Suite 1111, San Diego, California 92101. The cost for this space is included in a $7,500 per-month fee that Chardan Capital, LLC, the lessee of that space and an affiliate of Dr. Richard D. Propper, Jiangnan Huang and Li Zhang, charges Chardan for general and administrative services. Chardan believes, based on rents and fees for similar services in the San Diego area, that the fees charged by Chardan Capital, LLC are at least as favorable as Chardan could have obtained from an unaffiliated person. Chardan considers its current office space adequate for current operations.

Employees

Chardan has four directors, three of whom also serve as officers. These individuals are not obligated to contribute any specific number of hours to Chardan’s business per week, and they intend to devote only as much time as they deem necessary to Chardan’s affairs. Chardan has no paid employees.

Periodic Reporting and Audited Financial Statements

Chardan has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Chardan’s annual reports will contain financial statements audited and reported on by Chardan’s independent accountants. Chardan has filed with the Securities and Exchange Commission a Form 10-QSB covering the fiscal quarter ended September 30, 2005.

Legal Proceedings

There are no legal proceedings pending against Chardan.

Plan of Operations

The following discussion should be read in conjunction with Chardan’s Financial Statements and related notes thereto included elsewhere in this proxy statement/prospectus.

Chardan was formed on March 10, 2005 to serve as a vehicle to effect a stock purchase, capital stock exchange, asset acquisition or other similar business combination with an unidentified business that has its primary operating facilities located in the PRC in any city or province north of the Yangtze River. Chardan closed its initial public offering on August 10, 2005. All activity from March 10, 2005 through August 10, 2005 related to its formation and initial public offering.

Chardan incurred a net loss of $101,742 for the year ended December 31, 2005. Chardan’s total costs and expenses, all of which were related to its formation, maintenance of its corporate status and efforts to find and evaluate target businesses, were approximately $454,000, consisting principally of the following: travel and entertainment expenses, consulting fees, directors and officers liability insurance, amounts paid to a related party under a monthly administrative services agreement, professional fees, state franchise taxes and miscellaneous expenses. Those expenses were offset by interest income of approximately $348,000 on the trust fund investments and funds outside the trust fund, excluding deferred interest.

For the six months ended June 30, 2006, Chardan’s net loss was $228,924, which resulted from expenses of $707,440 that consisted primarily of travel expenses, amounts paid under a monthly administrative services agreement, due diligence consulting fees, directors and officers liability insurance premiums, state franchise taxes, professional fees and other operating costs incurred in Chardan’s efforts to consummate the stock purchase agreement, offset by interest income of $419,229 and an income tax benefit of $59,288.

Consulting expenses of $66,700 were paid pursuant to an agreement Chardan entered into with Greatace, Ltd., a China-based consulting firm, during the quarter ended September 30, 2005, to assist in Chardan’s search for prospective target companies in the northern portion of China. Greatace has also performed due diligence on prospective target businesses and assisted Chardan in structuring the business combination with Gifted Time Holdings. In the event that Chardan consummates the transaction with Gifted Time Holdings, Chardan is obligated to pay Greatace an additional $133,300.

Approximately $29.8 million of the net proceeds of the initial public offering are in trust, with the remaining net proceeds of approximately $1.1 million available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Chardan will use substantially all of the net proceeds of its initial public offering not held in trust to identify and evaluate prospective acquisition candidates, select the target business, and structure, negotiate and consummate the business combination. Chardan intends to utilize its cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing to effect a business combination. To the extent that its capital stock or debt securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other available cash to finance the operations of the target business

Under the stock purchase agreement governing the proposed transaction, up to $27,000,000 will be paid at the closing to the Gifted Time Stockholders to acquire their shares. The remaining funds in the trust account will be used to finance the operations of HLS and, if needed, to pay a portion of the deferred purchase price. Uses of those proceeds will include, among other things, the following:

•	Payment of the accrued expenses of Chardan as of the date of the closing of the transaction;

•
To support internal expansion of HLS’s operations, including increased hiring, expansion of existing facilities or the acquisition or construction of new facilities, expenditures to increase the geographic markets in which HLS operates and expansion of the production and distribution networks needed to accomplish that geographic market extension; and

•	To increase research and development to enable HLS to expand its product offerings, including the development of nuclear power plant automation and transportation automation.

Chardan is obligated, commencing August 2, 2005 to pay to Chardan Capital, LLC, an affiliate of Dr. Richard D. Propper, its chairman of the board, Jiangnan Huang, a director and chief executive officer and Li Zhang, a director and chief financial officer, a monthly fee of $7,500 for general and administrative services.

In connection with its initial public offering, Chardan issued an option for $100 to the representative of the underwriters to purchase 250,000 units at an exercise price of $7.50 per unit. Chardan has accounted for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders’ equity. Chardan estimates that the fair value of this option is approximately $550,000 ($2.20 per unit) using a Black-Scholes option-pricing model. The fair value of the option granted to the representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 44.5%, (2) risk-free interest rate of 3.8% and (3) expected life of five years. The option may be exercised for cash or on a “cashless” basis at the holder’s option such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the units and underlying securities) to exercise the option without the payment of any cash. In addition, the warrants underlying such Units are exercisable at $6.65 per share.

Off-Balance Sheet Arrangements

Warrants and representative’s unit purchase option issued in conjunction with our initial public offering are equity linked derivatives and accordingly represent off balance sheet arrangements. In addition, the conversion feature of the representative’s unit purchase option constitutes an embedded derivative. The warrants, unit purchase option and conversion feature meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Footnote 5 to the financial statements for more information.

PRO FORMA

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Pursuant to a stock purchase agreement dated February 2, 2006 (the “Stock Purchase Transaction”), Chardan North China Acquisition Corporation (“Chardan”) agreed to purchase 100% of the interest of Gifted Time Holdings Limited (“Gifted Time Holdings”) in exchange for consideration including cash of $30 million and 23.5 million shares of HLS Systems International Limited (“HLS”), a subsidiary of Chardan that will merge with Chardan with HLS as the surviving entity (the “Chardan Merger”). Each share of common stock of Chardan will automatically convert into one share of common stock of HLS. The 23.5 million shares of HLS will represent not less than 77% of total outstanding shares following the Chardan Merger if all of the existing shareholders of Chardan approve the stock purchase transaction and no warrants are exercised. If all of the existing shareholders of Chardan exercise their warrants and no shareholder redeems his or her shares into cash, then the 23.5 million shares to be issued to the shareholders of Gifted Time Holdings will represent no less than 54.9% of the outstanding shares of HLS following the Chardan Merger.

The Stock Purchase Transaction will result in the shareholders of Gifted Time Holdings obtaining a majority of the voting interest in HLS. Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Because Chardan does not have any assets with operating substance except cash, the Stock Purchase Transaction has been accounted for as a reorganization and recapitalization of Gifted Time Holdings with a carry-over basis. The cash payment of $30 million to the shareholders of Gifted Time Holdings has been accounted for as a capital distribution.

The following unaudited pro forma combined financial statements give effect to the Stock Purchase Transaction based on the assumptions and adjustments set forth in the accompanying notes, which management believes is reasonable. The following unaudited pro forma financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of Chardan from Chardan’s inception (March 5, 2005) to December 31, 2005 and Gifted Time Holdings for the year ended June 30, 2006, and the unaudited financial statements of Chardan for the six months ended June 30, 2006, which are included in this document.

The following unaudited pro forma balance sheet combines the financial position of Gifted Time Holdings and Chardan as of June 30, 2006 as if the Stock Purchase Transaction occurred on June 30, 2006. The following unaudited pro forma combined income statements give effect to the reorganization and recapitalization transaction of Gifted Time Holdings assuming that the reorganization and recapitalization transaction took place on January 1, 2005.

The following unaudited pro forma combined financial statements have been prepared using two different levels of approval of the Stock Purchase Transaction by the Chardan stockholders, as follows:

•	Maximum Approval: This presentation assumes that 100% of Chardan stockholders approve the Stock Purchase Transaction; and

•
Minimal Approval: This presentation assumes that only 80.01% of Chardan stockholders approve the Stock Purchase Transaction. (Accordingly, 1,149,425 shares were assumed to be redeemable upon voting against approving the contemplated Stock Purchase Transaction, and the amount of $5,964,017, plus related interest, was set aside for possible redemption).

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operation results that would have actually achieved if the Stock Purchase Transaction had consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

Pro Forma Assumption and Adjustments:

(a)	to record the release of funds held in trust by Chardan.
(b)	to record the cash portion of the purchase price, including the initial cash payment, and the accrual of the remaining payment for an aggregate of $30,000,000.
(c)	to record an estimated reduction in interest income due to payment of the cash portion of the purchase price.
(d)	assuming maximum approval, to reclassify common stock held in trust to permanent equity and to record related deferred interest as income.
(e)	assuming minimum approval, to record the refund of funds to dissenting shareholders.
(f)	to record the stock portion of the purchase price, the issuance of 23,500,000 shares of Chardan common stock for all the shares of Gifted Time Holdings Limited.
(g)	to eliminate the accumulated deficit (as adjusted when assuming maximum approval) of Chardan, as Gifted Time Holdings Limited will be the continuing entity for accounting purposes.

(h)  Pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

	Three Months Ended March 31, 2006
	Maximum Approval (100%)	Minimum Approval (80.01%)
Shares issued in the Transaction	23,500,000	23,500,000
Weighted average shares outstanding in Chardan	7,000,000	5,850,575
Incremental shares relating to warrants exercised	5,879,277	5,879,277
Incremental shares relating to Underwriter’s purchase option	254,166	254,166
Weighted average common shares - diluted	36,633,443	35,484,018

	Year Ended December 31, 2005
	Maximum Approval (100%)	Minimum Approval (80.01%)
Shares issued in the Transaction	23,500,000	23,500,000
Weighted average shares outstanding in Chardan	4,020,202	3,466,438
Incremental shares relating to warrants exercised	630,435	630,435
Incremental shares relating to Underwriter’s purchase option	-	-
Weighted average common shares - diluted	28,150,637	27,596,873

The shares underlying the underwriter’s purchase option have not been considered for the year ended December 31, 2005 since the related exercise price is in excess of the average market price during the period. There are no other diluted instruments in Chardan.

HLS SYSTEMS INTERNATIONAL LIMITED
(Formerly Chardan North China Acquisition Corporation and Successor of Gifted Time Holdings Limited)
Pro Forma Combined Statement of Income (Maximum Assumption)
June 30, 2006

	Gifted Time Holdings Limited	Chardan North China Acquisition Corporation	Pro Forma Adjustments		Pro forma Combined
	(Audited)	(Unaudited)			(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$10,979,248	$48,618	30,780,994	(a)	14,634,953
			(27,173,907)	(b)
Investments held in trust	—	30,780,994	(30,780,994)	(a)	—
Contract performance deposit in banks	2,551,098	—			2,551,098
Short-term deposit	562,901	—			562,901
Accounts receivable, net	66,937,636	—			66,937,636
Other receivables, net	2,545,941	—			2,545,941
Advances to suppliers	5,546,085	—			5,546,085
Inventories	7,830,842	—			7,830,842
Deferred tax assets	—	451,839			451,839
Prepaid expenses and other current assets	4,691	16,003			20,694
Total current assets	96,958,442	31,297,454	(27,173,907)		101,081,989

Property, plant and equipment, net	17,784,554	—			17,784,554
Long term investments	5,281,163	—			5,281,163
Total assets	$120,024,159	$31,297,454	$(27,173,907)		$124,147,706

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	7,130,081	—			7,130,081
Short-term bank loan from related parties	2,501,783	—			2,501,783
Current portion of long-term loans	5,003,565				5,003,565
Accounts payable	16,523,600	—			16,523,600
Deferred revenue	9,526,769	—			9,526,769
Dividend payable	1,250,891				1,250,891
Accrued payroll and related expense	5,311,795	—			5,311,795
Income tax payable	518,293	206,501			724,794
Warranty liabilities	1,430,736	—			1,430,736
Other tax payables	6,109,895	—			6,109,895
Accrued liabilities	3,953,885	260,406			4,214,291
Amounts due to related parties	479,124	—			479,124
Deferred tax liabilities	291,949	—			291,949
Deferred interest	—	190,370	(190,370)	(c1)	—
Total Current Liabilities	60,032,366	657,277	(190,370)		60,499,273

Long-term loans	5,629,011	—			5,629,011
Remaining payment to HollySys stockholders	—	—	2,826,093	(b)	2,826,093
Total Liabilities	65,661,377	657,277	2,635,723		68,954,377

Common stock subject to redemption	—	5,964,017	(5,964,017)	(c1)	—

Minority Interests	9,801,634	—			9,801,634

Stockholders' equity
Common stock	50,000	700	(47,650)	(d)	3,050
Additional paid-in capital	11,950,663	25,006,126	(30,000,000)	(b)	12,828,160
			47,650	(d)
			5,964,017	(c1)
			(140,296)	(e)
Appropriated earnings	6,316,795	—			6,316,795
Retained earnings (accumulated deficit)	25,093,814	(330,666)	190,370	(c1)	25,093,814
			140,296	(e)
Cumulative translation adjustments	1,149,876	—			1,149,876
Total shareholders' equity	44,561,148	24,676,160	(23,845,613)		45,391,695

Total liabilities and shareholders' equity	$120,024,159	$31,297,454	$(27,173,907)		$124,147,706

HLS SYSTEMS INTERNATIONAL LIMITED
(Formerly Chardan North China Acquisition Corporation and Successor of Gifted Time Holdings Limited)
Pro Forma Combined Balance Sheet (Minimum Assumption)
June 30, 2006

	Gifted Time Holdings Limited	Chardan North China Acquisition Corporation	Pro Forma Adjustments		Pro forma Combined
	(Audited)	(Unaudited)			(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$10,979,248	$48,618	30,780,994	(a)	$12,513,330
			(23,141,143)	(b)
			(6,154,387)	(c2)
Investments held in trust	—	30,780,994	(30,780,994)	(a)	—
Contract performance deposit in banks	2,551,098	—			2,551,098
Short-term deposit	562,901	—			562,901
Accounts receivable	66,937,636	—			66,937,636
Other receivables	2,545,941	—			2,545,941
Advances to suppliers	5,546,085	—			5,546,085
Inventories	7,830,842	—			7,830,842
Deferred tax assets	—	451,839			451,839
Prepaid expenses and other current assets	4,691	16,003			20,694
Total current assets	96,958,442	31,297,454	(29,295,530)		98,960,366

Property, plant and equipment, net	17,784,554	—			17,784,554
Long term investments	5,281,163	—			5,281,163
Total assets	$120,024,159	$31,297,454	$(29,295,530)		$122,026,083

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	7,130,081	—			7,130,081
Short-term bank loan from related parties	2,501,783	—			2,501,783
Current portion of long-term loans	5,003,565				5,003,565
Accounts payable	16,523,600	—			16,523,600
Deferred revenue	9,526,769	—			9,526,769
Dividend payable	1,250,891				1,250,891
Accrued payroll and related expense	5,311,795	—			5,311,795
Income tax payable	518,293	206,501			724,794
Warranty liabilities	1,430,736	—			1,430,736
Other tax payables	6,109,895	—			6,109,895
Accrued liabilities	3,953,885	260,406			4,214,291
Amounts due to related parties	479,124	—			479,124
Deferred tax liabilities	291,949	—			291,949
Deferred interest	—	190,370	(190,370)	(c2)	—
Total Current Liabilities	60,032,366	657,277	(190,370)		60,499,273

Long-term loans	5,629,011	—			5,629,011
Remaining payment to HollySys stockholders		—	6,858,857	(b)	6,858,857
Total Liabilities	65,661,377	657,277	6,668,487		72,987,141

Common stock subject to redemption		5,964,017	(5,964,017)	(c2)	—

Minority Interests	9,801,634	—			9,801,634

Stockholders' equity
Common stock	50,000	700	(47,650)	(d)	2,935
			(115)	(c2)
Additional paid-in capital	11,950,663	25,006,126	(30,000,000)	(b)	6,673,888
			47,650	(d)
			(330,666)	(e)
			115	(c2)
Appropriated earnings	6,316,795	—			6,316,795
Retained earnings (accumulated deficit)	25,093,814	(330,666)	330,666	(e)	25,093,814
Cumulative translation adjustments	1,149,876	—			1,149,876
Total shareholders' equity	44,561,148	24,676,160	(30,000,000)		39,237,308

Total liabilities and shareholders' equity	$120,024,159	$31,297,454	$(29,295,530)		$122,026,083

HLS SYSTEMS INTERNATIONAL LIMITED
(Formerly Chardan North China Acquisition Corporation and Successor of Gifted Time Holdings Limited)
Pro Forma Combined Statement of Income (Maximum Assumption)
Six Months Ended June 30, 2006

	Gifted Time Holdings Limited	Chardan North China Acquisition Corporation	Pro Forma Adjustments		Pro forma Combined
	(Unaudited)	(Unaudited)			(Unaudited)

Integrated contact revenue	$39,271,244	—			$39,271,244
Products sales	1,213,334	—			1,213,334
Total revenue	40,484,578	—			40,484,578

Costs of integrated contacts	25,158,013	—			25,158,013
Cost of products sold	(635,883)	—			(635,883)

Gross Profit	15,962,448	—			15,962,448

Operating expenses
Selling and marketing expenses	2,995,464	—			2,995,464
General and administrative expenses	2,693,874	707,441			3,401,315
Research and development expenses	77,724	—			77,724
Loss on disposal of assets	18,194	—			18,194
Total operating expenses	5,785,256	707,441			6,474,503

Income (loss) from operations	10,177,192	(707,441)			9,469,751

Interest expense	(508,203)	—			(508,203)
Other income (expenses)	151,074	—			151,074
Investment income	74,620	419,229	(461,892)	(b1)	118,352
			86,395	(c1)
Subsidy income	1,618,339	—			1,618,339

Income before income taxes and minority interest	11,513,022	(288,212)	(375,497)		10,849,313

Income taxes	1,119,803	(59,288)			1,060,515

Income (loss) before minority interests	10,393,219	(228,924)	(375,497)		9,788,798

Minority interests	(1,336,754)	—			(1,336,754)

Net income (loss)	$9,056,465	$(228,924)	$(375,497)		$8,452,044

Weighted average common shares outstanding - basic		7,000,000	23,500,000		30,500,000

Net income (loss) per share		$(0.03)		(f)	$0.28

Weighted average common shares outstanding - diluted		13,133,443	23,500,000		36,633,443

Net income (loss) per share					$0.23

 HLS SYSTEMS INTERNATIONAL LIMITED
(Formerly Chardan North China Acquisition Corporation and Successor of Gifted Time Holdings Limited)
Pro Forma Combined Statement of Income (Minimum Assumption)
Six Months Ended June 30, 2006

	Gifted Time Holdings Limited	Chardan North China Acquisition Corporation	Pro Forma Adjustments		Pro forma Combined
	(Unaudited)	(Unaudited)			(Unaudited)

Integrated contact revenue	$39,271,244	—			$39,271,244
Products sales	1,213,334	—			1,213,334
Total revenue	40,484,578	—			40,484,578

Costs of integrated contacts	25,158,013	—			25,158,013
Cost of products sold	(635,883)	—			(635,883)

Gross Profit	15,962,448	—			15,962,448

Operating expenses
Selling and marketing expenses	2,995,464	—			2,995,464
General and administrative expenses	2,693,874	707,441			3,401,315
Research and development expenses	77,724	—			77,724
Loss on disposal of assets	18,194	—			18,194
Total operating expenses	5,785,256	707,441			6,474,503

Income (loss) from operations	10,177,192	(707,441)			9,469,751

Interest expense	(508,203)	—			(508,203)
Other income (expenses)	151,074	—			151,074
Investment income	74,620	419,229	(393,980)	(b1)	99,869
Subsidy income	1,618,339	—			1,618,339

Income before income taxes and minority interest	11,513,022	(288,212)	(393,980)		10,830,830

Income taxes	1,119,803	(59,288)	—		1,060,515

Income (loss) before minority interests	10,393,219	228,924	(393,980)		9,770,315

Minority interests	(1,336,754)	—	—		8,433,561

Net income (loss)	$9,056,465	$228,924	$(393,980)		$8,390,686

Weighted average common shares outstanding - basic		5,850,575	23,500,000		29,350,575

Net income (loss) per share		$(0.05)		(f)	$0.29

Weighted average common shares outstanding - diluted		11,984,018	23,500,000		35,484,018

Net income (loss) per share					$0.24

DIRECTORS AND MANAGEMENT

Directors and Management Following the Stock Purchase

At the effective time of the stock purchase, the board of directors, executive officers and key employees of HLS will be as follows:

Name	Age	Position

Qiao Li	49	Chairperson of the Board
Wang Changli	43	Director and Chief Executive Officer
Kerry S. Propper	30	Director
Jerry Zhang	35	Director
Youxian Sun	66	Director
Lewis Solomon		Director
Leonard Hafetz	66	Director

The directors will serve for a term of one year, and the employment agreements for Dr. Wang as Chief Executive Officer and Madame Qiao Li as Chairperson are for a term of three years. All of these persons except for Messrs. Propper, Solomon and Hafetz (who are residents of the United States) are residents of the PRC.

Madame Qiao Li will be the Chairperson of HLS. Madame Qiao Li has been the Chairperson of Beijing HollySys since 1999. Madame Qiao Li also currently is the Chairperson of Beijing Good To Great Investment Co., Ltd. Madame Qiao Li served as the Vice-President of Beijing Venture Capital Co., Ltd. from 1999 to 2000. Madame Qiao Li received her Bachelor’s degree from Capital Normal University and has a Master’s degree in Business Administration from Capital University of Economics and Business.

Dr. Wang Changli will be a director and Chief Executive Officer of HLS. Dr. Wang has been the Chief Executive Officer and Vice Chairman of Beijing HollySys Co., Ltd. since 1999. Prior to joining Beijing HollySys Co., Ltd., Dr. Wang worked for the No. 6 Institute of Electronic Industry Department. Dr. Wang also has been the Vice Chairman of the Chinese Automation Association since 2003. Dr. Wang received his BSc in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University in 1988.

Kerry S. Propper will be a continuing director of HLS, the successor to Chardan. He was a founder and has been the executive vice president and a director of Chardan since its inception in March 2005. Mr. Propper is the chief executive officer and a director of Chardan South China Acquisition Corporation, a blank check company organized to locate and consummate a business combination in the PRC. Mr. Propper is also a principal and CEO of Chardan Capital Markets, LLC, a broker dealer, which he founded with Steven Urbach in February 2003. Mr. Propper has been the owner and chief executive officer of The Gramercy Group LLC, a New York based broker/dealer, since July 2003. From February 1999 until March 2003 Mr. Propper was a founder, owner and managing director of Windsor Capital Advisors, LLC, an investment advisory and investment banking firm located in New York. Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Proper served as a senior trader of Aegis Capital Corp, a broker dealer and member firm of the NASD. Mr. Propper is also currently serving as a board member of Source Atlantic, Inc., a Boston based health care technology company.

Jerry Zhang will be a director of HLS. She currently is the Head of Investors & Intermediaries, Financial Institutions for the Standard Chartered Bank in China. In that role, she is responsible for relationship management of broker dealers, insurance companies, fund managers, development organizations, finance/trust companies and professional firms throughout China. Prior to her current position, Ms. Zhang was a senior relationship manager at Standard Chartered Bank, specializing in financial institution clients and regulators in China. She also worked to develop Standard Chartered Bank’s custody products in China from 2000 up to the present. Over the years, Ms. Zhang has established an extensive network with both regulators and market players. Ms. Zhang received her Bachelor’s degree in electronic and mechanical engineering and obtained an MBA from Lancaster University in the United Kingdom in 2000.

Youxian Sun will be a director of HLS. Mr. Sun is the director of the Automatic National Engineer Research Center and the Industrial Control Research Center of Zhejiang University. He also has a key position in the Standing Committee of the National People’s Congress in China. Mr. Sun graduated from Zhejiang University and the University of Stuttgart. He was named an Academician of the Chinese Academy of Engineering, which is a top honor and position for a Chinese scientist.

Leonard Hafetz will be a director of HLS. Mr. Hafetz is the principal and founder of L&P Consulting, a software product consulting firm specializing in hands-on development, design, triage, product evaluation and release processes of software products which he founded in 2003. Prior to founding L&P Consulting, Mr. Hafetz was the Vice President of Engineering and Software Product Management at EMC Corporation. Mr. Hafetz has had a broad range of experience in business development, product technology development, executive management, engineering management, product management and sales. He holds a B.S. and M.S. degree in mechanical engineering and a Ph.D. in fluid mechanics from the University of Connecticut.

Lewis Solomon will be a director of HLS. Mr. Solomon is currently Chairman of SCC Company, a consulting firm which specializes in technology. In this capacity Mr. Solomon advises both public and private corporations in the fields of investment banking, mergers and acquisitions, strategic alliances and business strategy. Prior to founding SCC, Mr. Solomon was Executive Vice President of Alan Patricof Associates, an international venture fund with over $1 billion in committed or invested capital. While at APA, Mr. Solomon was the lead investor in many successful venture deals in the U.S. and was also active in the firm’s European investments. During that period, Mr. Solomon served as a Director on numerous Boards where the firm had made equity investments. Mr. Solomon currently sits on the Board of Directors for Anadigics, Inc., Harmonic Inc. and Terayon Communications, Inc. Mr. Solomon holds a B.S. degree in physics from St. Joseph’s College and an M.S. in Industrial Engineering from Temple University. He also completed the Executive Management Program at the Stanford University Business School.

Meetings and Committees of the Board of Directors of Chardan

During the fiscal year ended December 31, 2005, Chardan’s board of directors did not hold any meetings. Although Chardan does not have any formal policy regarding director attendance at annual stockholder meetings, Chardan attempts to schedule its annual meetings so that all of its directors can attend. In addition, Chardan expects its directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Independence of Directors

In anticipation of being listed on the Nasdaq Global Market, HLS will elect to follow the rules of Nasdaq in determining whether a director is independent. The board of directors of HLS also will consult with the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors of HLS will include four independent directors. The other directors are not independent.

Chardan currently does not have an independent board of directors and is not required to have one.

Audit Committee

In anticipation of being listed on the Nasdaq Global Market, HLS will establish an audit committee to be effective at the consummation of the stock purchase. As required by Nasdaq listing standards, the audit committee will be comprised of at least three independent directors who are also “financially literate.” The listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. The Each audit committee member will have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company’s financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

The board of directors will identify a director of HLS who will qualify as an “audit committee financial expert” within the meaning of all applicable rules.

Current Chardan Board of Directors

Because Chardan does not have any “independent” directors, the entire Board of Directors of Chardan has acted as the Audit Committee.

Independent Auditors ’ Fees

Goldstein Golub Kessler LLP (“GGK”) acts as Chardan’s principal accountant. Through September 30, 2005, GGK had a continuing relationship with American Express Tax and Business Services Inc. (TBS), from which it leased auditing staff who were full time, permanent employees of TBS and through which its partners provide non-audit services. Subsequent to September 30, 2005, this relationship ceased and the firm established a similar relationship with RSM McGladrey, Inc. (RSM). GGK has no full time employees and therefore, none of the audit services performed were provided by permanent full-time employees of GGK. GGK manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination. The following is a summary of fees paid to GGK and TBS for services rendered.

Audit Fees

During the fiscal year ended December 31, 2005, Chardan paid, or expects to pay, Chardan’s principal accountant $29,000 for the services they performed in connection with the initial public offering, including the financial statements included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2005, $5,000 in connection with the review of the Quarterly Report on Form 10-QSB, and approximately $15,000 in connection with the December 31, 2005 audit and Form 10-KSB.

Audit-Related Fees

During 2005, Chardan’s principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During 2005, Chardan did not make any payments for tax services.

All Other Fees

During 2005, there were no fees billed for products and services provided by the principal accountant to Chardan other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Ethics

In anticipation of the stock purchase, the board of directors of HLS will adopt a Code of Ethics that applies to HLS’s directors, officers and employees as well as those of its subsidiaries. A copy of the form of HLS’s Code of Ethics has been filed as an annex to this proxy statement. Requests for copies of HLS’s code of ethics should be sent in writing to Chardan North China Acquisition Corporation, 625 Broadway, Suite 111, San Diego, California 92101, Attention: Secretary.

Chardan has not yet adopted a formal code of ethics statement because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while its searches for a target company and consummates an acquisition and the only persons acting for Chardan are the five directors who are also the officers, general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines.

Stock Option Committee Information

Upon consummation of the stock purchase, the board of directors of HLS will establish a compensation committee. The purpose of the compensation committee will be to administer the company’s equity plans, including authority to make and modify awards under such plans. Initially, the plan will be the Chardan 2006 Equity Plan, as assumed by HLS. Since the plan has not yet been approved, the compensation committee has not had any meetings and no options or other awards have been granted under the plan.

Nominating Committee Information

In anticipation of being listed on the Nasdaq Global Market, HLS will form a nominating committee in connection with the consummation of the stock purchase. The members each will be an independent director under Nasdaq listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on HLS’s board of directors. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. A copy of the form of nominating committee charter is attached as an annex to this proxy statement.

Chardan does not have any restrictions on stockholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Prior to the consummation of the stock purchase agreement, Chardan has not had a nominating committee or a formal means by which stockholders can nominate a director for election. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the members of the board of directors are “independent.” Currently, the board of directors will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

Because the management and directors of Chardan are the same persons, the board of directors has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the boards’ attention by virtue of the co-extensive employment.

Director Compensation

HLS intends to pay its non-employee directors for each board meeting that they attend, reimburse their expenses incurred in attending meetings and award options to purchase shares of common stock to be issued on election, exercisable at the market price of the common stock on the date of issuance, vesting immediately and exercisable for five years. The options will be issued under the stock option plan approved by the board of directors and stockholders pursuant to this proxy statement and the underlying common stock will be registered for issuance upon exercise. The amounts of compensation and numbers of shares subject to options have not been determined.

Chardan’s directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

Dr. Wang Changli and Madame Qiao Li will enter into employment agreements with Gifted Time Holdings, effective as of the effective time of the redomestication merger. Dr. Wang will be employed as the chief executive officer and Madame Qiao Li will serve as chairperson. The agreements will provide for an annual salary and a discretionary cash bonus based on performance of HollySys and other criteria, as the compensation committee determines. The executives will be entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses. The agreements will be terminable by HollySys Operating Company for death, disability and cause. The executive may terminate for good reason, which includes HollySys Operating Company’s breach, the executive not being a member of the board of directors, and change of control. In the event of termination for good reason, the executive will receive two years compensation and benefits. The agreements contain provisions for the protection of confidential information and a three-year-after employment non-competition period within China. In the purchase agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes Hong Kong and Taiwan, in addition to China.

HollySys’ Executive Officers

The following sets forth summary information concerning the compensation paid by the HollySys Operating Companies to Dr. Wang and Madame Qiao Li and during the last three fiscal years.

Annual Compensation

Name	Year	Salary ($)	Bonus ($)
Wang Changli	2005 2004 2003	62,500 62,500 62,500	165,912 228,638 8,551

Qiao Li	2005 2004 2003	0 0 0	0 0 0

Since its formation, neither Gifted Time Holdings nor any of the HollySys Operating Companies has granted any stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation.

Chardan Executive Officers

No executive officer of Chardan has received any cash or non-cash compensation for services rendered to Chardan. Each executive officer has agreed not to take any compensation prior to the consummation of a business combination.

Commencing August 2, 2005 and ending upon the acquisition of a target business, Chardan has paid and will continue to pay an administrative services fee totaling $7,500 per month to Chardan Capital, LLC for providing Chardan with office space and certain office and secretarial services. Other than this $7,500 per month in fees, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of the Chardan stockholders existing prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, Chardan stockholders existing prior to its initial public offering have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Executive Compensation Determination

It is the intention of HLS to determine executive compensation by a decision of the majority of the independent directors, at a meeting at which the chief executive officer will not be present. In the future, the board may establish a committee. At this time, HLS does not believe a separate committee is necessary because the senior executives of the company are employed under written compensation agreements and the stock purchase agreement provides for equity-based incentive compensation, all of which agreements were negotiated by the Chardan board of directors in arms-length negotiations.

Key Employee Compensation

Chardan Capital LLC, an affiliate of Chardan, and Chardan Capital Markets LLC will provide a variety of ongoing services to HollySys on a month-to-month basis, terminable at will without penalty, at a monthly cost to HollySys of $30,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Chardan

In March 2005, we issued 1,000,000 shares of our common stock to the individuals set forth below for $25,000 in cash, at a purchase price of $0.025 per share, as follows:

Name	Number of Shares	Relationship to Us
Li Zhang	120,810	Chief Executive Officer and Director
Kerry Propper	177,600	Chief Financial Officer, Secretary and Director
Jiangnan Huang	120,810	Executive Vice President and Director
Chardan Capital Partners	508,380	Stockholder
SUJG, Inc.	72,400	Stockholder

Effective July 22, 2005, our board of directors authorized a stock dividend of 0.25 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to $0.02 per share. These shares will be held in escrow until August 2008.

The holders of the majority of these shares will be entitled to make up to two demands that we register these shares pursuant to a registration rights agreement. The holders of the majority of these shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, these stockholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Chardan will bear the expenses incurred in connection with the filing of any such registration statements.

Chardan’s directors and several individuals affiliated with companies they are associated with have entered into letter agreements with the representative of the underwriters pursuant to which they agreed to purchase up to 1,000,000 warrants at prices not to exceed $0.75 per warrant during the 40-trading day period following separate trading of the warrants. Chardan has agreed that these warrants shall not be redeemable as long as such warrants continue to be held by such individuals or their affiliates. Because these individuals may be insiders, or affiliates of insiders, at the time of the redemption call, their ability to sell securities in the open market will be significantly limited. At such time, Chardan expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Accordingly, unlike public stockholders who could, if Chardan called the warrants for redemption, either sell their warrants or exercise such warrants and sell the shares of common stock received upon such exercise freely in the open market, the insiders would be significantly restricted from selling such securities. Additionally, even if the insiders could sell their securities, any sale by an insider would require him to file a Form 4 disclosing his sale and that would have a depressive effect on the price of Chardan’s stock during the redemption period. As a result, Chardan believes this non-call feature is appropriate.

Chardan Capital, LLC, an affiliate of Dr. Richard D. Propper, Li Zhang and Jiangnan Huang, has agreed that, commencing on the effective date of this prospectus through the acquisition of a target business, it will make available to Chardan a small amount of office space and certain office and secretarial services, as we may require from time to time. Chardan has agreed to pay Chardan Capital, LLC $7,500 per month for these services. Dr. Propper is president, a manager and a nominal owner of approximately 24% of Chardan Capital, LLC (the exact percentage ownership of Class A Members of Chardan Capital is subject to adjustment as a result of efforts expended and results achieved with regard to any particular transaction in which Chardan Capital is involved, and therefore Dr. Propper’s ownership may be either more or less than 24% for a given period). Each of Li Zhang and Jiangnan Huang is a manager and nominal 19% owner of Chardan Capital, LLC. As a result, they will benefit from the transactions to the extent of their interest in Chardan Capital, LLC. However, these arrangements are solely for the benefit of Chardan and are not intended to provide Dr. Propper and Messrs. Zhang and Huang compensation in lieu of a salary. Chardan believes, based on rents and fees for similar services in the San Diego metropolitan area, that the fee charged by Chardan Capital, LLC is at least as favorable as Chardan could have obtained from an unaffiliated person. However, as Chardan’s directors may not be deemed “independent,” Chardan did not have the benefit of disinterested directors approving this transaction.

Kerry Propper advanced to Chardan $20,000 and Chardan Capital Partners advanced to Chardan $60,000 to cover expenses related to Chardan’s initial public offering. The loans were repaid without interest.

Chardan will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by Chardan, which will be reviewed only by Chardan’s board or a court of competent jurisdiction if such reimbursement is challenged.

Other than the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to Chardan’s officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of Chardan’s existing stockholders, officers or directors who owned Chardan’s common stock prior to its initial public offering, or to any of their respective affiliates, for services rendered to Chardan prior to or with respect to the business combination.

After completion of the stock purchase, Chardan Capital, LLC, an affiliate of Dr. Propper, Mr. Zhang and Mr. Huang, and Chardan Capital Markets LLC will provide a variety of ongoing services to HLS at a cost to HLS of $30,000 per month on a month-to-month basis, terminable by HLS without penalty. The services will be on a non-exclusive basis and will include advice and help in meeting US public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital, LLC.

Dr. Richard Propper is the father of Mr. Kerry Propper.

There is no relationship of any kind, including any overlapping ownership or management, between Chardan Capital, LLC and Chardan Capital Markets, LLC, although both companies have participated in at least one transaction together. That transaction involved, Chardan Capital, LLC, which acted as a consultant to Online Processing, Inc. to assist it in finding a suitable candidate for a business combination and Chardan Capital Markets, LLC, which acted as a placement agent for a private placement that occurred in connection with that business combination.

Chardan Capital Partners is a general partnership. Its partners consist of some, but not all, of the members of Chardan Capital, LLC, and some of its partners are not members of Chardan Capital, LLC. This entity was formed for the sole purpose of acquiring founder’s stock in Chardan and Chardan South, together with associated activities, such as loaning funds associated with the organization of the two entities.

All ongoing and future transactions between Chardan and any of its officers and directors or their respective affiliates, including loans by its officers and directors, will require prior approval in each instance by a majority of Chardan’s uninterested “independent” directors (to the extent it has any) or the members of its board who do not have an interest in the transaction. These directors, if they determine to be necessary or appropriate, will have access, at Chardan’s expense, to Chardan’s attorneys or independent legal counsel. Chardan will not enter into any such transaction unless its disinterested “independent” directors (or, if there are no “independent” directors, its disinterested directors) determine that the terms of such transaction are no less favorable to Chardan than those that would be available to it with respect to such a transaction, from unaffiliated third parties.

Prior and Current SPAC Involvement. All of our directors and executive officers have been previously involved with, and are currently involved with, other "special purpose acquisition companies" ("SPAC's"). Our directors and executive officers were the directors and executive officers of Chardan China Acquisition Corp. (now Origin Agritech Limited), a company which completed its initial public offering in March 2004 and combined with State Harvest Holdings, Ltd. in November 2005. Kerry Propper remains a director of Origin Agritech and Richard Propper continues to serve as the Vice President of Corporate Development of Origin Agritech. Each of our directors and executive officers also serves as a director or executive officer of Chardan South China Acquisition Corporation, a SPAC formed at the same time as Chardan with the purpose of effecting a business combination with an operating business that has its primary operating facilities located in the People's Republic of China in any city or province south of the Yangtze River. Chardan South China Acquisition Corporation has not yet entered into an agreement with a candidate for a business combination.

As a public company, HLS, neither directly nor indirectly nor through any subsidiary, will make loans, extend credit, maintain credit or arrange for the extension of credit or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the company. This prohibition is in compliance with the provisions of the Sarbanes-Oxley Act of 2002. Moreover, Chardan and HLS have adopted an audit committee charter that requires the audit committee to review and approve all related party transactions, assure compliance with the company’s code of ethics, and monitor and discuss with the auditors and outside counsel policies and compliance with applicable accounting and legal standards and requirements.

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Owners of More Than 5% of Chardan Common Stock

Based upon filings made with the Securities and Exchange Commission under Section 13(d) of the Exchange Act on or before June 30, 2006, Chardan is aware of the following beneficial owners of more than 5% of any class of its voting securities who are listed in the table below.

Name and Address of Beneficial Owner	Shares of Chardan Common Stock	Approximate Percentage of Outstanding Common Stock(1)
Richard D. Propper, M.D. (2)	745,474	10.6%
Craig Samuels (3)	1,069,000	15.3%
Jeffrey L. Feinberg (4)	2,008,500	28.7%
Amaranth Global Equities Master Fund Limited (5)	535,000	7.6%
Sapling, LLC (6)	502,500	7.2%
Jack Silver (7)	400,000	5.7%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them.

(2)
Dr. Propper’s shares of Chardan Common Stock include 110,000 shares issuable upon exercise of warrants. The business address of Dr. Propper is 625 Broadway, Suite 111, San Diego, California 92101. It does not include 110,000 shares of Common Stock issuable upon exercise of warrants, which are not currently exercisable and are not expected to be exercisable within 60 days of June 30, 2006.

(3)
Mr. Samuels' shares of Chardan Common Stock represent 1,069,000 shares issuable upon exercise of warrants. This information is derived from a Schedule 13G filed by the above person with the SEC on February 7, 2006.

(4)
Mr. Feinberg's shares of Chardan Common Stock represent 1,299,000 shares issuable upon exercise of warrants. The securities reported as held by Mr. Feinberg represent shares of Common Stock held (i) in a separately managed account managed by Mr. Feinberg and (ii) by JLF Partners I, L.P., JLF Partners II, L.P. and JLF Off Shore Fund, Ltd. to which JLF Asset Management LLC serves as the management company and sent or investment manager. Jeffrey L. Feinberg is the managing member of JLF Asset Management, LLC. The business address of Mr. Feinberg and these entities is 2775 Via de la Valle, Suite 204, Del Mar, California 92014. This information is derived from a Schedule 13G filed by the above persons with the SEC on March 22, 2006 and a Form 3 filed on June 15, 2006.

(5)
Amaranth Advisors LLC is the trading advisor for Amaranth’s global equities master fund limited and has been granted investment discretion over portfolio investments, including the shares of Chardan held by it. Mr. Nicholas M. Maounis is the managing member of Amaranth Advisors LLC and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Chardan. The business address is 1 American Lane, Greenwich, Connecticut 06831. This information is derived from a Schedule 13G filed by the above persons with SEC on August 15, 2005.

(6)
Represents shares owned by Sapling, LLC and Fir Tree Recovery Master Fund, L.P. Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership is the sole member of Sapling and Fir Tree, Inc. a New York corporation is the investment manager of both Sapling and Fir Tree Recovery. The business address of these entities is 535 Fifth Avenue, 31st Floor, New York, New York 10017. Jeffrey Tannenbaum is President of Sapling, LLC and Fir Tree Recovery Master Fund, L.P. and manager of Fir Tree Inc. The foregoing information is derived from a Schedule 13G filed by such entities with the Securities and Exchange Commission on September 23, 2005.

(7)
The business address of Mr. Silver is c/o Sherleigh Associates LLC, 660 Madison Avenue, New York, New York 10021. These shares include (i) 200,000 shares held by Sherleigh Associates, Inc. profit sharing plan, a trust of which Mr. Silver is the trustee, and 200,000 shares held by Sherleigh Associates, Inc. defined benefit plan. Mr. Silver has the sole voting and despositve power with respect to all such shares. The foregoing information is derived from a Schedule 13G filed with the SEC on August 18, 2005.

None of the above stockholders has any voting rights that are different from the voting rights of any other stockholders.

Security Ownership of Officers and Directors of Chardan

The following table sets forth information with respect to the beneficial ownership of Chardan common shares, as of December 31, 2005 by:

•	each director and executive officer; and

•	all directors and officers as a group.

Name(1)	Shares of Chardan Common Stock	Approximate Percentage of Outstanding Common Stock(2)
Richard D. Propper, M.D.	745,474(3)(4)	10.6%
Kerry Propper	385,000(4)(5)	5.5%
Li Zhang	188,513(4)	2.7%
Jiangnan Huang	151,013	2.2%
Directors and officers as a group (four persons)	1,470,000(4)	21%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Chardan, 625 Broadway, Suite 1111, San Diego, CA 92101.

(2)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(3)	Represents shares of common stock held by Chardan Capital Partners. A family limited liability company established for the benefit of Dr. Propper’s family owns approximately 40% of such entity.

(4)
Dr. Richard Propper’s shares of Common Stock includes 110,000 shares issuable upon exercise of warrants. Kerry Propper’s shares of Common Stock includes 72,500 shares issuable upon exercise of warrants. Li Zhang’s shares of Common Stock includes 37,500 shares issuable upon exercise of warrants. The shares of Common Stock for the directors and officers as a group includes 220,000 shares issuable upon exercise of warrants.

(5)	Includes 90,500 shares of common stock held by SUJG, Inc. Mr. Propper is a director of that entity and controls the voting and disposition of the Chardan shares held by that entity.

Dr. Richard Propper, Kerry Propper, Jiangnan Huang and Li Zhang are deemed to be our “parents” and “promoters,” as these terms are defined under the federal securities laws. None of these persons has received anything of value from Chardan in their role as promoters, and Chardan has not received anything of value from them, other than the $80,000 loan described above from Kerry Propper and Chardan Capital, LLC, an affiliate of Dr. Propper and Messrs. Zhang and Huang, that was repaid without interest.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Chardan

The shares of Chardan common stock, warrants and units are currently traded on the Over-the-Counter Bulletin Board under the symbols “CNCA,” “CNCAW” and “CNCAU,” respectively. The closing price for each share of common stock, warrant and unit of Chardan on February 1, 2006, was $6.78, $2.82 and $12.25, respectively. Chardan units commenced public trading on August 3, 2005 and common stock and warrants commenced public trading on August 31, 2005.

The table below sets forth, for the calendar quarters indicated, the high and low closing prices of the Chardan common stock, warrants and units as reported on the Over-the-Counter Bulletin Board. The over-the-counter market quotations reported below reflect inter-dealer prices, without markup, markdown or commissions and may not represent actual transactions.

	Over-the-Counter Bulletin Board
	Chardan Common Stock		Chardan Warrants		Chardan Units
	High	Low	High	Low	High	Low
2005 Third Quarter	$6.00	$5.17	$1.15	$0.70	$7.50	$6.15
2005 Fourth Quarter	$5.75	$5.15	$1.86	$1.01	$9.30	$7.20
2006 First Quarter	$12.90	$5.74	$7.38	$1.65	$27.50	$9.10
2006 Second Quarter	$12.60	$7.45	$7.45	$2.60	$27.40	$12.50
2006 Third Quarter (through August 25, 2006)	$9.40	$7.02	$4.60	$2.50	$18.75	$12.00

Holders of Chardan common stock, warrants and units should obtain current market quotations for their securities. The market price of Chardan common stock, warrants and units could vary at any time before the stock purchase.

In connection with the stock purchase, HLS has applied for the quotation of the combined company’s common stock, warrants and units on the Nasdaq Global Market under the symbol “HLS,” “HLSSW” and “HLSSU,” respectively. If the securities are not listed on the Nasdaq, they will continue to be traded on the over-the-counter bulletin board. Currently there is no trading market for any of the securities of HLS, and there can be no assurance that a trading market will develop.

Holders

As of February 13, 2005, there was one holder of record of the units, six holders of record of the common stock and one holder of record of the warrants. Chardan believes the beneficial holders of the units, common stock and warrants to be in excess of 400 persons each. Immediately after the acquisition of HollySys, there will be an additional six record shareholders who acquired shares in the acquisition. It is anticipated that the number of holders of HLS common stock after the redomestication merger will be the same as the number of holders of Chardan common stock.

Dividends

Chardan has not paid any cash dividends on its common stock to date and do not intend to pay cash dividends prior to the completion of a business combination.

The payment of dividends by HLS in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition if HollySys subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

After the redomestication merger and consummation of the acquisition of HollySys, there will be 30,500,000 shares of common stock outstanding. Of that amount, 7,000,000 shares will be registered and freely tradable (with 1,250,000 of those shares being held in escrow until August 2008). Any of such shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders will also be restricted from public sale as “restricted stock.” The 23,500,000 shares of common stock being issued in connection with the acquisition of HollySys will be “restricted stock” and do not have any registration rights. In addition, there are outstanding the 11,500,000 warrants issued in the initial public offering, each to purchase one share of common stock that will be freely tradable after the redomestication merger. The common stock issuable upon exercise of the warrants, will be tradable, provided that there is a registration statement in effect at the time of their exercise. In addition, in connection with the initial public offering, we issued a unit purchase option to the representative of the underwriters which is exercisable for 250,000 units, comprised of 250,000 shares of common stock and 500,000 warrants, each warrant to purchase one share of common stock. Such securities underlying the representative’s unit purchase option and underlying securities have registration rights and may be sold pursuant to Rule 144. Therefore, there are an aggregate of 12,250,000 shares of common stock that may be issued in the future upon exercise of outstanding warrants and options.

In general, under Rule 144, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average preceding four weekly trading volume or 1% of the total number of outstanding shares of common stock. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to the limitations described above.

Before the redomestication merger there was no market for the securities of HLS, and no prediction can be made about the effect that market sales of the common stock of HLS or the availability for sale of the common stock of HLS will have on the market price of the common stock. It is anticipated that the market should be similar to that of Chardan because the redomestication merger will largely be substituting one security for another on as equal terms as is possible. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price for our securities and could impair our future ability to raise capital through the sale of common stock or securities linked to the common stock.

 DESCRIPTION OF THE COMBINED COMPANY ’S
SECURITIES FOLLOWING THE STOCK PURCHASE

The following description of the material terms of the capital stock and warrants of HLS following the stock purchase includes a summary of specified provisions of the Memorandum of Association and Articles of Association of HLS that will be in effect upon completion of the stock purchase and the merger. This description is subject to the relevant provisions of the Corporation Law of the British Virgin Islands and is qualified by reference to HLS’s Memorandum of Association and Articles of Association, copies of which are attached to this proxy statement/prospectus and are incorporated in this proxy statement/prospectus by reference.

General

HLS has no authorized share capital, but it will be authorized to issue 101,000,000 shares of all classes of capital stock, of which 100,000,000 will be ordinary shares, no par value and 1,000,000 will be preference shares of, no par value. The capital of HLS will be stated in United States dollars.

Ordinary Shares

The holders of the combined company’s ordinary shares are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the shares of preference stock, the holders of the ordinary shares are entitled to receive dividends if and when declared by the board of directors. Subject to the prior rights of the holders, if any, of the preference shares, the holders of the ordinary shares are entitled to share ratably in any distribution of the assets of the combined company upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Preference Stock

Shares of preference stock may be issued from time to time in one or more series and the board of directors of HLS, without approval of the stockholders, is authorized to designate series of preference stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series of shares of preference stock. The issuance of shares of preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of the combined company’s shares of common stock.

As of the date of this proxy statement/prospectus, there are no outstanding shares of preference stock of any series.

Anti-takeover Effect of Unissued Shares of Capital Stock

Common Stock. After the stock purchase and redomestication merger, HLS will have outstanding approximately 30,500,000 shares of common stock, assuming that none of the public stockholders elects to exercise the conversion rights. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances the combined company could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the combined company’s board of directors in opposing a hostile takeover bid.

Preference Stock. The memorandum and articles will grant the board of directors the authority, without any further vote or action by the combined company’s stockholders, to issue preference stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preference stock could reduce the combined company’s attractiveness as a target for an unsolicited takeover bid since the combined company could, for example, issue shares of preference stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Warrants

As of December 31, 2005, there were warrants outstanding to purchase 11,500,000 shares of Common Stock. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of the stock purchase; or

•	August 2, 2006.

The warrants will expire at 5:00 p.m., New York City time on August 2, 2009. Chardan may call the warrants for redemption.

•	in whole and not in part;

•	at a price of $.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•
if, and only if, the reported last sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrantholders.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Chardan.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, stock purchase or consolidation of the company. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. No fractional shares will be issued upon exercise of the warrants. However, if a warrantholder exercises all warrants then owned of record by him, Chardan will pay to the warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrantholder, an amount for such fractional share in cash based on the market value of the common stock on the last trading day prior to the exercise date.

Purchase Option

Chardan has issued to the representative of the underwriters of its initial public offering an option to purchase up to a total of 250,000 units at a per-unit price of $7.50, commencing on the later of the consummation of the stock purchase or August 2, 2006. The option expires on August 2, 2010. The units issuable upon exercise of this option are the same as the publicly traded units, consisting of one share of common stock and two warrants, except that the warrants are exercisable at $6.65. The option contains demand and piggy-back registration rights for period of five and seven years, respectively, and the combined company will bear the expenses of the registration of the securities for the holders of the option. The exercise price and number of units are subject to adjustment in certain circumstances, including a stock dividend, recapitalization reorganization, merger or consolidation.

Registration Rights Agreement

Chardan has entered into a registration rights agreement providing for the registration of the shares of common stock issued prior to the initial public offering and the shares included in the purchase option. The warrants, to be exercisable, must also continue to have the common stock underlying the warrants registered on an effective registration statement.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of Chardan common stock, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, (212) 509-4000.

STOCKHOLDER PROPOSALS

If the stock purchase is not consummated and Chardan still exists, the next Chardan annual meeting of stockholders will be held on or about April 30, 2007 unless the date is changed by the board of directors. If you are a stockholder and you want to include a proposal in the proxy statement for that annual meeting, you need to provide it to us by no later than January 31, 2007. You should direct any proposals to our secretary at Chardan’s principal office in San Diego, CA. If you want to present a matter of business to be considered at the annual meeting, under Chardan by-laws you must give timely notice of the matter, in writing, to our secretary. To be timely, the notice has to be given by no less than 60 days and no more than 90 days prior to the meeting (which, for a meeting held on April 20, 2007, would be between January 1, 2007 and March 1, 2007).

 LEGAL MATTERS

Maples & Calder, Road Town, Tortola, British Virgin Islands, have passed upon the validity of the securities issued in connection with the redomestication merger and certain other legal matters related to this joint proxy statement/prospectus.

Guantao Law Firm, Beijing, PRC, counsel to the Gifted Time Stockholders and HollySys Operating Companies has opined as to the validity and enforceability of the consignment agreements of the Gifted Time Stockholders with respect to Beijing HollySys. Reference to their opinion has been included in this joint proxy statement/prospectus and given upon their authority as experts in the law of the PRC. A copy of their opinion is filed as an exhibit to the Registration Statement of which this joint proxy/prospectus forms a part.

DLA Piper Rudnick Gray Cary US LLP, San Diego, California, has passed upon the tax matters relating to the redomestication merger as set forth in this joint proxy/prospectus. A copy of their opinion is filed as an exhibit to the Registration Statement of which this joint proxy/prospectus forms a part.

EXPERTS

The financial statements of Gifted Time Holdings for the years ended June 30, 2004, 2005 and 2006 included in this joint proxy statement/prospectus and in the registration statement of which this joint proxy/prospectus forms a part, have been audited by BDO Reanda, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement of which this joint proxy statement/prospectus forms a part, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Chardan at December 31, 2005 and for the period from March 10, 2005 (inception) to December 31, 2005, and the year ended December 31, 2005 included in this joint proxy statement/prospectus and in the registration statement have been audited by Goldstein Golub Kessler LLP, an independent registered public accounting firm, to the extent set forth in their report appearing elsewhere in this joint proxy statement/prospectus and in the registration statement and are included herein in reliance upon the authority of Goldstein Golub Kessler LLP as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, HLS and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of HLS’s annual report to stockholders and HLS’s proxy statement. Upon written or oral request, HLS will deliver a separate copy of the annual report to stockholder and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that HLS deliver single copies of such documents in the future. Stockholders may notify HLS of their requests by calling or writing Lori Johnson at its principal executive offices at HLS c/o Chardan North China Acquisition Corporation, 625 Broadway, Suite 1111, San Diego, California 92101. In addition, HLS will make available free of change through an Internet website its annual report, quarterly reports, 8-K reports and other SEC filings.

WHERE YOU CAN FIND MORE INFORMATION

Chardan files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended. You may read and copy reports, proxy statements and other information filed by Chardan with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, NE, Washington, D.C. 20549. You may also access information on Chardan at the Securities and Exchange Commission web site at: http://www.sec.gov.

After the stock purchase, if the securities of HLS are listed on the Nasdaq Stock Market, unless you notify HLS of your desire not to receive these reports, the combined company will furnish to you all periodic reports that it files with the Securities and Exchange Commission, including audited annual consolidated financial statements and unaudited quarterly consolidated financial statements, as well as proxy statements and related materials for annual and special meetings of stockholders.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus incorporated by reference in this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference.

All information contained in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference relating to Chardan has been supplied by Chardan, and all such information relating to HollySys has been supplied by HollySys. Information provided by either of us does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the stock purchase, you should contact:

Lori Johnson
c/o Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, CA 92101

CHARDAN NORTH CHINA ACQUISITION CORPORATION

Chardan North China Acquisition Corporation
(A Development Stage Company)
Condensed Balance Sheets

	June 30, 2006	December 31, 2005
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$48,618	$856,380
Investments held in trust	30,780,994	30,260,861
Deferred tax asset	451,839	177,370
Prepaid expenses and other	16,003	58,503

Total Assets	$31,297,454	$31,353,114

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$260,406	$224,498
Income taxes payable	206,501	173,120
Deferred interest	190,370	86,395
Total current liabilities	657,277	484,013

Commitments

Common stock subject to possible conversion	5,964,017	5,964,017
1,149,425 shares at conversion value

Stockholders' equity:
Preferred stock, $.0001 par value, 1,000,000	-	-
shares authorized, none issued
Common stock, $.0001 par value: 20,000,000	700	700
shares authorized, 7,000,000 shares issued and outstanding
(includes 1,149,425 shares subject to possible conversion)
Additional paid-in capital	25,006,126	25,006,126
Accumulated deficit	(330,666)	(101,742)
Total stockholders' equity	24,676,160	24,905,084

Total Liabilities and Stockholders' Equity	$31,297,454	$31,353,114
See the accompanying notes to condensed financial statements

Chardan North China Acquisition Corporation
(A Development Stage Company)
Condensed Statements of Operations

				From	From
	Three	Three	Six	March 10, 2005	March 10, 2005
	Months	Months	Months	(Inception)	(Inception)
	Ended	Ended	Ended	Through	Through
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	June 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Costs and Expenses
Admin and office support	22,500	-	45,000	-	82,500
Consulting	-	-	-	-	66,700
Insurance	17,500	-	35,000	-	64,167
Marketing fees	30,347	-	55,183	-	55,183
Professional fees	166,827	-	360,218	-	488,175
State franchise tax	5,875	-	11,750	-	35,525
Travel	77,513	-	163,683	-	310,774
Other operating costs	12,117	160	36,607	1,060	58,280

Total costs and expenses	332,679	160	707,441	1,060	1,161,304

Operating loss	(332,679)	(160)	(707,441)	(1,060)	(1,161,304)

Other income:
Interest income	173,878	-	419,229	-	767,100

Net loss before income tax provision	(158,801)	(160)	(288,212)	(1,060)	(394,204)

Income tax benefit	42,875	-	59,288	-	63,538

Net loss	$(115,926)	$(160)	$(228,924)	$(1,060)	$(330,666)

Loss per share - basic and diluted	(0.02)	(0.00)	(0.03)	(0.00)	(0.06)
Weighted average shares outstanding - basic and diluted	7,000,000	1,250,000	7,000,000	1,250,000	5,264,151

See the accompanying notes to condensed financial statements

Chardan North China Acquisition Corporation
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
From March 10, 2005 (Inception) through June 30, 2006

	Common		Additional Paid - In	Deficit Accumulated During The Development	Stockholders' Equity
	Shares	Amount	Capital	Stage	(Deficit)

Issuance of common shares to initial shareholders on March 10, 2005 at $0.02 per share	1,250,000	$125	$24,875	$-	$25,000

Sale of 5,750,000 units, net of underwriters' discount and offering expenses	5,750,000	575	30,945,168	-	30,945,743
(includes 1,149,425 shares subject to possible conversion)					-
Proceeds subject to possible conversion of 1,149,425 shares	-	-	(5,964,017)	-	(5,964,017)
Proceeds from issuance of an underwriter's option	-	-	100	-	100
Loss for the period ended December 31, 2005	-	-	-	(101,742)	(101,742)

Balance at December 31, 2005	7,000,000	700	25,006,126	(101,742)	24,905,084
Unaudited:
Loss for the six months ended June 30, 2006	-	-	-	(228,924)	(228,924)

Balance at June 30, 2006	7,000,000	$700	$25,006,126	$(330,666)	$24,676,160

Chardan North China Acquisition Corporation
(A Development Stage Company)
Condensed Statement of Cash Flows

		From	From
	Six	March 10, 2005	March 10, 2005
	Months	(Inception)	(Inception)
	Ended	Through	Through
	June 30, 2006	June 30, 2005	June 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(228,924)	$(1,060)	$(330,666)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of discounts and interest earned on securities held in trust	(520,132)	-	(945,993)
Cash received on interest bearing accounts	(3,070)	-	(3,070)
Changes in operating Assets and Liabilities:
Prepaid expenses and other current assets	42,500	(73,432)	(5,833)
Deferred tax asset	(274,469)	-	(451,839)
Accounts payable and accrued expenses	35,908	12,417	260,406
Income taxes payable	33,381	-	206,501
Deferred interest	103,974	-	190,369
Net cash used by operating activities	(810,832)	(62,075)	(1,080,125)

Cash Flows from Investing Activities:
Purchases of investments held in trust	-	-	(29,835,000)
Cash received on interest bearing accounts	3,070	-	3,070
Net cash used by investing activities	3,070	-	(29,831,930)

Cash Flows from Financing Activities
Proceeds from related party loans	-	80,000	-
Proceeds from issuance of common stock	-	25,000	34,525,000
Proceeds from issuance of option	-	-	100
Payment of costs associated with public offering	-	(25,000)	(3,554,257)
Advance to affiliate	-	-	(10,170)
Net cash provided by financing activities	-	80,000	30,960,673

Net increase in cash and cash equivalents	(807,762)	17,925	48,618
Cash and cash equivalents, beginning of the period	856,380	-	-
Cash and cash equivalents, end of the period	$48,618	$17,925	$48,618

See the accompanying notes to condensed financial statements

CHARDAN NORTH CHINA ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006

1. SUMMARY OF ORGANIZATION AND BASIS OF PRESENTATION

Business and Organization - Chardan North China Acquisitions Corp. (Chardan North) was incorporated in Delaware on March 10, 2005 as a blank check company whose objective is to acquire an operating business that has its primary operating facilities in the People Republic of China in any city or province north of the YangtzeRiver.

Effective July 14, 2005, the Company's Board of Directors and Initial Stockholders authorized an amendment to the Company's Certificate of Incorporation to change the Company's name from Chardan China Acquisition Corp. II to Chardan North China Acquisition Corporation.

In August 2005, Chardan North commenced its efforts to locate a company with which to effect a business combination. After signing a definitive agreement for the acquisition of a target business, such transaction will be submitted for stockholder approval. In the event that stockholders owning 20% or more of the outstanding stock excluding, for this purpose, those persons who were stockholders prior to the Offering, vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Initial Public Offering, including all of the officers and directors of the Company ("Initial Stockholders"), have agreed to vote their 1,250,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company ("Public Stockholders") with respect to the Business Combination. After consummation of the Business Combination, all of these voting safeguards will no longer be applicable. With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination.

Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount originally held in the Trust Fund) has been classified as common stock subject to possible conversion in the accompanying balance sheet and 19.99% of the related interest earned on the investments held in the Trust Fund has been recorded as deferred interest.

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2005, included in Form 10-KSB filed with the Securities and Exchange Commission.

CHARDAN NORTH CHINA ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006

2. RELATED PARTY TRANSACTIONS

Commencing on August 2, 2005 and ending upon the acquisition of a target business, the Company incurs an administrative fee of $7,500 per month from Chardan Capital, LLC, a company managed and partially owned by the Company's Chairman of the Board. The fee includes the provision of office space and certain office and secretarial services. The statements of operations for the three and six month periods ended June 30, 2006 include $22,500 and $45,000 of such fees, respectively.

In May 2005 the Company made a non-interest bearing advance of $10,170 to an affiliate, which is included in prepaid expenses and other current assets on the accompanying balance sheet. This amount is due on demand, and is expected to be repaid in the current fiscal year.

3. MATERIAL AGREEMENTS

On February 2, 2006, the Company entered into a definitive stock purchase agreement pursuant to which it will acquire a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as "HollySys"). Upon completion of the transaction, Chardan North will own 74.11% and 89.64%, respectively, of the two companies. The original termination of the agreement was June 30, 2006. On June 5, 2006, the stock purchase agreement was amended to extend the termination date to December 31, 2006. At closing, Chardan North will change its name to HLS Systems International, Limited ("HLS" or the "Company").

Under the terms of the acquisition, Chardan North will acquire from participating shareholders their equity interests in HollySys, by acquiring Gifted Time Holdings, Ltd., a British Virgin Islands corporation that holds all of those interests. The Gifted Time interests in HollySys will be exchanged for 23,500,000 shares of common stock of Chardan North equal to 77% of the total issued and outstanding common stock of the post-transaction company, and a cash consideration of $30,000,000. A variable portion of the cash consideration will be deferred, ranging from $3,000,000 to $7,000,000, depending on the number of shares that Chardan North shareholders redeem, if any, in the process of approving the transaction. The deferred cash compensation will either be paid at the rate of 50% of positive cash flow generated by the Company post-acquisition based on audited financial statements or upon the receipt of $60,000,000 in equity investment, whether from the exercise of issued and outstanding warrants or other sources.

As additional consideration, participating parties will be entitled to receive, on an all or none basis each year, an additional 2,000,000 shares for each of the next four fiscal years beginning with the year ending June 30, 2007 if HollySys achieves the following operating after-tax profits:

FY Ending June 30	After-Tax Profit
2007	$ 23,000,000
2008	$ 32,000,000
2009	$ 43,000,000
2010	$ 61,000,000

GIFTED TIME HOLDINGS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	FII-2
Consolidated Balance Sheets	FII-3
Consolidated Statements of Income	FII-4
Consolidated Statements of Stockholders’ Equity	FII-5
Consolidated Statements of Cash Flows	FII-6
Notes to Consolidated Financial Statements	FII-7

FII-1

BDO

BDO Reanda
Certified Public Accountants
Room 2008,20/Floor,East Wing, Building1, ZhaoTong 2000 Tower,NO.100
BaLiZhuang XiLi, ChaoYang District, Beijing ,100025,P.R.C
Tel:0086-10-85866870
Fax:0086-10-85866877

德豪国际
利安达信隆会计师事务所
地址：中国北京朝阳区八里庄西里100号
住邦2000壹号楼东区2008室
电话：0086-10-85866870
传真：0086-10-85866877

Report of Independent Registered Public Accounting Firm

The Board of Directors
Gifted Time Holdings Limited

We have audited the accompanying consolidated balance sheets of Gifted Time Holdings Limited (the "Company") as of June 30, 2005 and 2006, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gifted Time Holdings Limited., as of June 30, 2005 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Reanda

BDO Reanda

Beijing, PRC
August 1, 2006

FII-2

GIFTED TIME HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$9,234,139	$10,979,248
Contract performance deposit in banks	955,432	2,551,098
Term deposit	704,120	562,901
Accounts receivable, net of allowance for doubtful accounts
$1,461,645 and $1,751,247	49,543,821	66,937,636
Other receivables, net of allowance for doubtful accounts
$139,924 and $77,856	2,498,811	2,545,941
Advances to suppliers	7,035,178	5,546,085
Inventories, net of provision $0 and $392,807	8,448,166	7,830,842
Prepaid consulting fee	58,902	4,691
Total current assets	78,478,569	96,958,442
Property, plant and equipment, net	13,904,262	17,784,554
Long term investments	3,681,267	5,281,163
Total assets	$96,064,098	$120,024,159
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$8,699,329	$7,130,081
Short-term bank loan from related parties	2,416,480	2,501,783
Current portion of long-term loans	1,208,240	5,003,565
Accounts payable	17,364,691	16,523,600
Deferred revenue	10,787,462	9,526,769
Dividend payable	333,894	1,250,891
Accrued payroll and related expense	3,740,483	5,311,795
Income tax payable	269,067	518,293
Warranty liabilities	1,594,215	1,430,736
Other tax payables	6,481,446	6,109,895
Accrued liabilities	2,651,059	3,953,885
Amounts due to related parties	456,766	479,124
Deferred tax liabilities	78,754	291,949
Total current liabilities	56,081,886	60,032,366
Long-term liabilities:
Long-term loans	6,645,321	5,629,011
Total liabilities	62,727,207	65,661,377
Minority interest	6,334,435	9,801,634
Stockholders’ equity:
Common stock, par value $1 per share, 50,000 shares authorized,
50,000 shares issued and outstanding	50,000	50,000
Additional paid- in capital	11,935,060	11,950,663
Appropriated earnings	3,296,008	6,316,795
Retained earnings	11,721,091	25,093,814
Cumulative translation adjustments	297	1,149,876
Total stockholder’s equity	27,002,456	44,561,148
Total liabilities and stockholders' equity	$96,064,098	$120,024,159

See accompanying notes to financial statements.

FII-3

GIFTED TIME HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Years Ended June 30,
	2004	2005	2006
Revenues:
Integrated contract revenue	$51,224,340	$75,027,422	$86,187,820
Products sales	1,849,916	4,545,410	3,728,784

Total revenues	53,074,256	79,572,832	89,916,604

Cost of integrated contracts	37,569,353	52,164,176	57,107,242
Cost of products sold	338,167	2,518,835	842,813

Gross profit	15,166,736	24,889,821	31,966,549

Operating expenses:
Selling	4,521,884	5,646,565	6,378,462
General and administrative	2,678,262	5,136,383	6,483,223
Research and development	383,059	202,344	77,724
Impairment loss	139,937	-	-
Loss on disposal of assets	11,963	29,511	32,706

Total operating expenses	7,735,105	11,014,803	12,972,115

Income from operations	7,431,631	13,875,018	18,994,434

Other income (expense), net	31,792	194,547	61,228
Interest expense, net	(832,110)	(555,796)	(1,088,582)
Investment income (loss)	90,492	664,889	618,843
Subsidy income	2,782	2,292,880	4,355,367

Income before income taxes	6,724,587	16,471,538	22,941,290

Income taxes expenses	947,768	401,468	1,368,838

Income before minority interest	5,776,819	16,070,070	21,572,452

Minority interest	1,041,543	2,366,549	3,521,197

Net income	$4,735,276	$13,703,521	$18,051,255

Weighted average number of common shares	50,000	50,000	50,000

Earnings per share	94.71	274.07	361.03

Other comprehensive income:
Net income	$4,735,276	$13,703,521	$18,051,255
Translation adjustments	1,212	(2,119)	1,149,579

Comprehensive income	$4,736,488	$13,701,402	$19,200,834

See accompanying notes to financial statement

FII-4

GIFTED TIME HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In US Dollars)

		Additional			Accumulated
	Common	Paid-in	Appropriated	Retained	Comprehensive
	Stock	Capital	Earnings	Earnings	Income (Loss)	Total

Balance at July 1, 2003	50,000	8,923,044	527,153	(176,052)	1,204	9,325,349

Capital infused	-	600,000	-	-	-	600,000
Forgiveness of accounts payable	-	301	-	-	-	301
Net income for the year	-	-	-	4,735,276	-	4,735,276
Appropriation	-	-	683,890	(683,890)	-	-
Translation adjustments	-	-	-	-	1,212	1,212
Balance at June 30, 2004	50,000	9,523,345	1,211,043	3,875,334	2,416	14,662,138

Donation received	-	11,715	-	-	-	11,715
Net income for the year	-	-	-	13,703,521	-	13,703,521
Appropriation	-	-	2,084,965	(2,084,965)	-	-
Dividends declared	-	-	-	(1,372,799)	-	(1,372,799)
Converted into capital	-	2,400,000	-	(2,400,000)	-	-
Translation adjustments	-	-	-	-	(2,119)	(2,119)
Balance at June 30, 2005	50,000	11,935,060	3,296,008	11,721,091	297	27,002,456

Forgiveness of accounts payable	-	10,018	-	-	-	10,018
Donation received	-	5,585	-	-	-	5,585
Net income for the period	-	-	-	18,051,255	-	18,051,255
Appropriation	-	-	3,020,787	(3,020,787)	-	-
Dividends declared	-	-	-	(1,657,745)	-	(1,657,745)
Translation adjustments	-	-	-	-	1,149,579	1,149,579
Balance at June 30, 2006	50,000	$11,950,663	$6,316,795	$25,093,814	$1,149,876	$44,561,148

See accompanying notes to financial statements

FII-5

GIFTED TIME HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
(In US Dollars)

	Years Ended June 30,
	2004	2005	2006
Cash flows from operating activities:
Net income	$4,735,276	$13,703,521	$18,051,255
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Minority interests	1,041,543	2,366,549	3,521,197
Depreciation and amortization	921,204	820,863	1,570,135
Amortization of long term deferred assets	-	49,840	52,292
Allowance for doubtful accounts	364,034	381,085	454,674
Provision for inventories	-	-	392,807
Impairment loss	139,937	-	-
Loss on disposal of fixed assets	11,963	29,511	32,706
Income from equity investment	(90,492)	(664,889)	(618,843)
Deferred income tax assets	60,313	61,211	207,929

Changes in operating assets and liabilities:
Accounts receivables	(8,339,720)	(19,389,033)	(17,294,804)
Inventories	(3,596,096)	1,174,095	228,392
Advance to suppliers	(2,783,687)	(1,807,680)	1,479,866
Other receivables	(531,053)	(958,797)	(74,103)
Deposits and other assets	(242,852)	(162,771)	(1,533,590)
Advance from customers	6,383,686	(1,135,349)	(1,204,724)
Accounts payable	5,487,989	6,711,573	(538,111)
Accruals and other payable	3,936,289	3,339,142	2,317,997
Tax payable	702,573	(970,732)	241,052
Net cash provided by (used in) operating activities	8,200,907	3,548,139	7,286,127
Cash flows from investing activities:
Purchase of fixed assets	(1,912,101)	(5,627,592)	(5,473,890)
Disposal (Purchase) of short-term investments	(2,288,874)	1,812,331	135,556
Addition to long-term investments	(142,574)	(225,368)	(1,300,927)
Proceeds from disposing assets	1,766	358,443	389,462
Dividends received from long-term investments	44,650	20,165	178,950
Interest received from short-term investments	41,831	148,837	53,837
Net cash used in investing activities	(4,255,302)	(3,513,184)	(6,017,012)
Cash flows from financing activities:
Capital infused	600,000	-	-
Proceeds from (Repayments to) short- term loans	1,691,516	3,020,600	(1,876,337)
Proceeds from long-term bank loans	-	6,645,321	3,752,674
Repayments to long term loans	(2,053,984)	(6,403,581)	(1,250,891)
Due to related parties	263,669	143,763	(209,558)
Donation received	-	2,892	-
Dividend paid	-	(1,508,125)	(1,075,559)
Net cash provided by financing activities	501,201	1,900,870	(659,671)
Effect of foreign exchange rate changes	(2,955)	5,573	1,135,665
Net increase (decrease) in cash and cash equivalents	4,443,851	1,941,398	1,745,109

Cash and cash equivalents, beginning of period	2,848,890	7,292,741	9,234,139
Cash and cash equivalents, end of period	$7,292,741	$9,234,139	$10,979,248
See accompanying notes to financial statements

FII-6

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND

Gifted Time Holdings Limited (the “Company”) was established under the law of British Virgin Island on September 21, 2005 for the purpose to hold investment in the following entities:

•	Beijing HollySys Co., Ltd. (74.11%); and
•	Hangzhou HollySys Automation Co., Ltd. (60% as Beijing HollySys Co., Ltd. holds the remaining 40% interest in Hangzhou HollySys Automation Co., Ltd.)

Under a reorganization agreement entered on September 20, 2005, the owners accounting for 74.11% interest in Beijing HollySys and the two owners accounting for 60% interest in Hangzhou HollySys transferred their respective interest in the above two entities to the Company in exchange for 68.137% and 31.863% interest of the Company, essentially based on the book value of net assets as of June 30, 2005 transferred by the both parties into the Company. Consequently, the Company has combined 74.11% net assets of Beijing HollySys and 60% net assets of Hangzhou HollySys as the total equity interest of the Company as of June 30, 2005.

In accordance with paragraph 11 in SFAS No. 141 and Appendix D, paragraph D14 in SFAS No. 141, this reorganization transaction was accounted for under carry-over basis as there was a voting together agreement among the owners of 74.11% interest in Beijing HollySys and a voting together agreement between the two owners of 60% interest in Hangzhou HollySys. Furthermore, these two executed voting together agreements have given the voting control to the same individual, who is the founder of Beijing HollySys. Therefore, there is a control group which has voting control over both entities.

As a result of exchanging the ownership between the Company and the above two parties, both Beijing HollySys and Hangzhou HollySys became subsidiaries of the Company and the Company became the reporting entity for financial reporting purpose. Accordingly, the consolidated financial statements of the above two entities became the historical financial statements of the Company. Prior to June 30, 2005 there were no operating activities in the Company.

Beijing HollySys Co., Ltd. (thereafter HollySys) was established on September 25, 1996 under the laws of People’s Republic of China with a registered capital of RMB15 million (equivalent of approximately $1.8 million based on the exchange rate on September 30, 1996) and a 30-year operation life. A Chinese citizen (who is the founder of HollySys, thereafter “the founder”) infused cash of RMB5 million (equivalent approximately $602,228) and a state-owned company named Beijing Huake Hi-Tech Co., Ltd. contributed physical assets valued at RMB10 million (equivalent approximately $1,204,457), which was based on a valuation report rendered by a third-party valuation service provider.

On March 2, 1998, HollySys increased its registered capital by receiving RMB5 million (equivalent approximately $603,916), of which RMB4.1 million (equivalent approximately $495,211) was from another Chinese citizen and the remaining RMB900,000 (equivalent approximately $108,705) was from the founder. Consequently, the state-owned company accounted for only 50% interest in HollySys.

FII-7

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND (Continued)

On December 25, 1998, the owners of HollySys and three state-owned companies namely Beijing Science and Technology Venture Co., Ltd., Beijing State-Owned Assets Management Co., Ltd., and Zhongguancun Hi-Tech Industry Promotion Center entered into a sponsor agreement to convert HollySys into a share-issuing company which is going to be listed on one of Stock Exchanges in China. During the process of applying for being a listing company, HollySys received cash infusion of approximately RMB51.78 million (equivalent approximately $6.25 million) from three state-owned companies. Of the total RMB51.78 million cash infusion, RMB30 million (equivalent approximately $3.62 million, accounting for 30% interest) from Beijing Science and Technology Venture Co., Ltd.; RMB20 million (equivalent approximately $2.42 million, accounting for 20% interest) from Beijing State-Owned Assets Management Co., Ltd.; and the remaining RMB1,777,676 (equivalent approximately $214,734, accounting for approximately 1.78% interest) from Zhongguancun Hi-Tech Industry Promotion Center.

By infusing cash of approximately RMB51.78 million, three new investors accounted for approximately 51.78 % interest in HollySys whereas the three original owners, Huake, the founder and another Chinese citizen, accounted for approximately 24.11%, 14.23%, and 9.88% interest in HollySys. Due to the facts that there was a long waiting list for approval from China Security Regulatory Commission (CSRC) and that certain business opportunities were no longer in existence in 1999 and 2000, HollySys ceased its effort to become a listing company in China in 2000.

On January 16, 2004 through the merger and acquisition auction market under Chinese government regulation, Beijing Science and Technology Venture sold its 30% interest in HollySys to a Chinese citizen who represents two individual investors in China.

On July 13, 2005 through the merger and acquisition auction market regulated by Chinese government, Beijing State-Owned Assets Management sold its 20% interest in HollySys to Jinqiaotong Industry Development Co., Ltd., which is a privately owned investment company in China and joined in the voting together agreement with the owners of the 54.11% interest in Beijing HollySys.

During the period from 1999 to 2001 HollySys used the newly infused cash to expand its business scope through investing in several investee companies that those investee companies have been conducting similar or relevant businesses except the 5% interest in Zhongjijing Consulting in which the Company is only a passive investor. These long-term investments were accounted for under either equity method or cost method.

On May 15, 2002, the Board of Directors of HollySys decided to acquire 40% interest in Beijing Haotong Science and Technology Development Co., Ltd. (thereafter Haotong) which is a privately owned company doing business focused on railway signal automated control with a 20-year operation life from October 26, 2000 to October 25, 2020, 32% interest from a private investment company and 8% from an individual investor. The acquisition price was RMB5.72 million (equivalent approximately $691,000) and the acquisition transaction was closed on July 1, 2002. On December 13, 2002, the Board of HollySys approved the decision to purchase additional 30% interest from two individual investors to increase HollySys’ interest holding from 40% to 70% for business development consideration and the incremental purchase price was RMB3 million (equivalent $362,000 based on the exchange rate on December 31, 2002). The acquisition was closed on December 31, 2002, resulting in an accumulated goodwill of approximately $449,592. After this acquisition, HollySys consolidated the financial statements of Haotong into its financial statements. On June 30, 2003, HollySys determined that the goodwill was impaired based on the estimated cash flow to be generated by Haotong in the future at that date.

FII-8

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 1 - ORGANIZATION AND BUSINESS BACKGROUND (Continued)

On June 3, 2003 the Board of Directors of HollySys decided to expand its presence in Southern China through setting up a new subsidiary to expand its industrial automation business. The Board found that the proper location was the capital city of Zhejiang Province, Hangzhou, because the local city government offered very attractive land usage right and income tax incentive program for HollySys investment decision. On September 24, 2003, a new entity named Hangzhou HollySys Co., Ltd. was set up with a total registered capital of $5 million and a 50-year operation life. On November 20, 2003, Hangzhou HollySys received capital of $1 million, of which HollySys accounted for $400,000, Jingboyuan Automation Co., Ltd., a Chinese company which is related to the founder and another Chinese investor, accounted for $300,000, and OSCAF Limited, a Cayman Islands based company which is related to one member of management in HollySys, accounted for the remaining $300,000. On April 16, 2004, Jingboyuan transferred its 30% interest in Hangzhou HollySys to Team Spirit Industrial Limited, a British Virgin Islands based company which also is a related party to the other Chinese investor. On March 16, 2005, Hangzhou HollySys declared dividend distribution of approximately $4.05 million to the above three owners in proportion to their respective interest holding. In turn, the three owners used proceeds of $4 million from dividends received to send back to Hangzhou HollySys in order to fulfill the requirement to contribute the total registered capital up to $5 million on April 14, 2005, which was substantiated by a capital verification report rendered by a CPA firm registered in China. Based on the concept of substance over form, the dividends distributed and capital of $2.4 million received belonging to two 60% interest owners in Hangzhou HollySys were deemed non-cash transaction for financial reporting purpose.

HollySys has conducted its business focusing on industrial automation systems which are used in many industries including power generating, electric grid, computer controlled manufacturing, chemistry, cement, petrochemical, glass manufacturing, pharmaceutical, etc. and integrated automation control systems including monitoring systems, signal distributing systems and other control systems mainly used in city railway transportation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances are eliminated during the process of consolidation. Investments in investee companies in which the Company does not have a controlling interest (generally interest holding by the Company from 20% up to 50%), or in which the Company holds more than 51% interest, however, the minority interest in that entity has participation rights defined in EITF 96-16, are accounted for using the equity method. The Company’s shares of earnings (losses) of these investee companies are included in the accompanying consolidated statement of income. These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

FII-9

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of the Company are conducted. The Company uses the United States dollar (“U.S. dollars”) for financial reporting purposes.

The Company translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in stockholders' equity as part of accumulated comprehensive loss - translation adjustments. Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

Revenue Recognition

Revenues generated from designing, building, and delivering customized integrated industrial automation systems and providing relevant solutions are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable binding agreements between the Company and customers. Performance of these contracts often will extend over long periods, and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements. In accordance with AICPA’s SOP 81-1, “Accounting for Construction Contracts and Certain Production-Type Contracts,” revenue recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Estimates of the degree of completion are based on the costs incurred to date comparing to the expected total costs for the contracts. Revisions in the estimated profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated loss on the uncompleted contracts. Revenue in excess of billings on the contracts is recorded as unbilled receivables and included in accounts receivable. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Billings are rendered based on agreed milestones included in the contracts with customers. There are different milestones among the contracts the Company has won. In general, there are four milestones: 1) pre-payment, 2) delivery of the system, 3) installment, trial-run, and customer acceptance, and 4) expiration of a warranty period. The amount to be billed upon the agreed each milestone has been specified in a contract. The Company recognizes 100% of the contractual revenue at the end of customer acceptance stage as the Company estimates that no further major costs will incur under a contract, a signed customer acceptance document has been obtained, and a warranty period starts to count.

Revenue generated from sales of electronic equipments is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, customer acceptance has been obtained, which means the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured.

FII-10

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Warranty

Warranty is a major term under an integrated contract, which will last, in general, for twelve months or be specified under a contract. The Company estimates a warranty liability under a contract using a percentage of revenue recognized, which is derived from its historical experience, in order to recognize a warranty cost for a contract in the proper period of time. In addition, at the end of each reporting period, the Company estimates whether or not the accrued warranty liabilities are adequate based on 1) the percentage used, 2) the outstanding warranty time period of a contract which has entered into the warranty period, 3) the total revenue has recognized on a contract which has been under the warrant period, and 4) all contracts which have been under the warranty period. The Company adjusts the accrued warrant liabilities in line with the result of its assessment.

Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and finished goods. Inventories are stated at the lower of cost or the market based on weighted average method. The work-in-progress represents the costs of projects which have been initiated in accordance with specific contracts and have not been completed yet. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence.

Accounts Receivable and Other Receivables

Performance of the contracts often will extend over long periods and the Company’s right to receive payments depends on its performance in accordance with these contractual agreements. The Company bills to a customer in accordance with the amount specified under the contract from the unbilled accounts receivable when the Company’s performance has reached a milestone. In general, the interval of two billings under a contract is within one year and the last billing to be issued for a contract is at the end of the warranty period. The Company does not require collateral from its customers. The components of accounts receivable were as follows:

	June 30,
	2005	2006

Billed accounts receivable	$25,020,334	$25,776,682
Unbilled account receivable	25,985,132	42,912,201

	$51,005,466	$68,688,883

FII-11

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Other Receivable (Continued)

The Company provides a bad debt provision based on the age of billed accounts receivables and factors surrounding the credit risk of specific customers. Based on historical experience, the bad debt allowances are generally provided using a percentage method as follows.

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

The Company also provides additional bad debt provisions for an individual customer if there is a deterioration of the customer’s creditability and actual defaults are higher than the historical experience.

The Company includes any accounts balances that are determined to be uncollectible, in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2004, 2005 and 2006 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	June 30,
	2005	2006

Beginning balance	$1,113,084	$1,461,645
Additions charged to expense	460,926	664,282
Recovery	(112,365)	(179,059)
Write-off	-	(195,621)

Ending balance	$1,461,645	$1,751,247

Other receivables include deposits required by the contract bidding service providers for every contract the Company has bid for. Contract bidding service providers will deduct a portion of deposit as service fees if the Company wins a contract and the remaining balance will be returned to the Company after the bidding process completes. If the Company does not win a contract, the deposit will be returned in full amount to the Company after the bidding process completes.

The following table presents allowance activities in other receivables.

	June 30,
	2005	2006

Beginning balance	$107,400	$139,924
Additions charged to expense	32,524	-
Recovery	-	(30,549)
Write-off	-	(31,519)

Ending balance	$139,924	$77,856

FII-12

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and Handling Cost

The Company adopted EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.” All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in cost of integrated contract and/or cost of goods sold.

Property and Equipment

Properties and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Land use right	49 years
Buildings	30 years
Machinery	5 years
Software	5 years
Vehicles and other equipment	5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. There was impairment of long-lived assets of $621,893 (including impairment loss of $449,592 related to the goodwill resulting from purchasing 70% interest in Haotong and impairment loss of $172,301 related to one investee company under either equity method), $139,937 (impairment loss of $45,700 and $94,237, respectively, related to the long-term investments in two investee companies), and $0 for the years ended June 30, 2004, 2005 and 2006, respectively.

Long-Term Investments

The Company accounted for its long-term investments under either equity method or cost method in accordance with equity interest holding percentage or the guidance under EITF 96-16.

FII-13

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables, advance to vendor, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The fair value of amount due to related parties and stockholders are reasonable estimates of their fair value as the amount will be collected and paid off in a period less than one year.

Goodwill

Goodwill arising from consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of subsidiary or associate at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

HollySys is registered in a high-tech zone located in Beijing and has been deemed as a high-tech company by Beijing Commission of Science and Technology. According to the preferential regulations specified by State Council, HollySys had entitled to be subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC. Under the favorable 15% of corporate income tax rate, HollySys had received a 100% exemption of income tax for three years (from October 1, 1996 to September 30, 1999) and a 50% exemption of corporate income tax for three years (from October 1, 1999 to September 30, 2002). Effective October 1, 2002 HollySys has been subject to a corporate income tax rate at 15%.

Beijing HollySys Haotong (Haotong) is registered in a high-tech zone located Beijing and has been deemed as a high-tech company by Beijing Commission of Science and Technology. According to the preferential regulations specified by State Council, Haotong had entitled to be subject to a favorable income tax rate at 15%. Under the favorable 15% of corporate income tax rate Haotong received a 100% exemption of income tax for three years from January 1, 2001 to December 31, 2003 and a 50% exemption of income tax for three years from January 1, 2004 to December 31, 2006.

FII-14

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Hangzhou HollySys is registered as foreign investment enterprise conducting production function. Under the provisional regulations, Hangzhou HollySys has entitled to receive 6% reduction from 30% income tax rate belonging to the central government and 0.6% from 3% income tax belonging to local government. Accordingly, the applicable income tax should be 26.4%. In accordance with the foreign investment enterprise income tax law, Hangzhou HollySys has entitled to receive a 100% exemption of income tax for two years and a 50% exemption of income tax for the next three years since the first year Hangzhou HollySys has generated a taxable income on a continuing basis. During the fiscal years ended June 30, 2004 and 2005, Hangzhou HollySys was still under 100% exemption status. While it is entitled to receive only a 50% exemption from income tax for three calendar years starting beginning Jan 1, 2006.

Value Added Tax

All of subsidiaries of the Company are subject to value added tax (VAT) imposed by PRC government on its domestic product sales. The output VAT is charged to customers who purchase goods from the Company and the input VAT is paid when the Company purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Government Subsidies

Each of three subsidiaries of the Company has, respectively, received certain government subsidies from local Chinese government agencies during the past three years. In general, the Company presents the government subsidies received as part of other income unless the subsidies received are earmarked to compensate certain expense, which have been accounted for offsetting the specific expense, such as research and development expense.

Research and Development

Research and development costs are expensed as incurred. Gross research and development expense for new product development and improvements of existing products by the Company incurred for the fiscal years ended June 30, 2004, 2005 and 2006 were $1,947,538, $1,714,80 and $1,941,618, respectively. After offsetting against the government subsidies, which were specified for supporting research and development effort via value added tax refund, the net research and development expenses for the fiscal years ended June 30, 2004, 2005 and 2006 were $383,059, $202,344 and $77,724, respectively.

FII-15

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Appropriations to Statutory Reserve

Under the corporate law and relevant regulations in China, all of subsidiaries of the Company located in China are required to appropriate a portion of its retained earnings to statutory reserve. All subsidiaries are required to appropriate 10% of its annual after-tax income each year to statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purpose.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the statements of income and comprehensive income. Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The Company did not have outstanding potential common shares for the years ended June 30, 2004, 2005 and 2006, respectively.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be our third quarter of fiscal 2007. We expect that the adoption of EITF Issue No. 06-3 will not have a material impact on our consolidated results of operations or financial position.

FII-16

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be our fiscal 2008, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We expect that the adoption of FIN 48 will not have a material impact on our consolidated results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current presentation.

NOTE 3 - INVENTORIES

	June 30
	2005	2006

Raw materials	$2,799,849	$2,787,715
Work in progress	943,574	1,503,618
Finished goods	4,690,852	3,915,887
Low value consumables	13,891	16,429
Provision	-	(392,807)

	$8,448,166	$7,830,842

FII-17

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

A summary of property and equipment at cost is as follows:

	June 30
	2005	2006

Land use right	$697,603	$722,228
Buildings	5,190,628	12,833,072
Machinery	1,432,699	1,844,165
Electronic equipment	1,927,300	2,163,249
Software	303,908	397,618
Motor vehicles	469,939	691,086
Office furniture	217,162	164,657
Other equipment	175,848	294,885
Construction in progress	6,190,432	2,181,608

	16,605,519	21,292,568

Accumulated depreciation	(2,701,257)	(3,508,014)

	$13,904,262	$17,784,554

The depreciation and amortization for the years ended June 30, 2004, 2005 and 2006 was $921,204, $820,863 and $1,570,135 respectively.

NOTE 5 - LONG-TERM INVESTMENTS

The investments in the following several limited liability companies were accounted for under either equity method or cost method. Regarding investment in HollySys Zhonghao, the Company accounted for 89.11% interest. Based on shareholder agreement of HollySys Zhonghao, the minority interest holders has the participation rights to effectively participate in corporate actions of selecting, terminating and setting compensation of management responsible for implementing HollySys Zhonghao’s policies and procedures and the corporate actions of establishing operating and capital decisions of HollySys Zhonghao, such as budgets, in ordinary course of business. In accordance with EITF 96-16, the Company did not consolidate the financial statements of the investee company, instead, adopted the equity method to present this investment on the balance sheets for the reported periods. The exact same fact was applicable to Shenzhen HollySys, which was fully impaired as of June 30, 2001 and was completely liquidated on May 23, 2006. It is management’s expectation that Shenzhen HollySys will be dissolved in the near future.

The following information summarized the long-term investments at June 30, 2005 and 2006.

FII-18

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 5 - LONG-TERM INVESTMENTS (Continued)

		Long-term	Equity in	Advance to
	Interest	Investment	Investee	Investee
June 30, 2005	Held	At Cost	Company	Company	Subtotal

Equity Method
HollySys Information Technology	40%	$1,771,222	$4,721	$203,271	$1,979,214
HollySys Electric Machinery	40%	639,901	318,991	48,330	1,007,222
New Huake Electric Tech	37.5%	181,236	9,390	48,330	238,956
HollySys Zhonghao Automation
Engineering	89.11%	108,743	(15,340)	-	93,403
Subtotal		2,701,102	317,762	299,931	3,318,795

Cost Method
Zhongjijing Investment Consulting	5%	362,472	-	-	362,472
Total		$3,063,574	$317,762	$299,931	$3,681,267

During fiscal 2005, HollySys disposed HollySys Communication Equipment Co., Ltd. which was accounted for under cost method and received proceeds approximately $144,986 with a disposal gain of approximately $12,100. On March 26, 2005, HollySys received cash of $187,209 from the liquidation committee of Beijing Dongfang Jinhe Environmental Technology Co., Ltd., where HollySys accounted for 30% interest and investment was fully reserved at June 30, 2002. The proceeds were recorded as part of investment income for fiscal 2005.

		Long-term	Equity in	Advance to
	Interest	Investment	Investee	Investee
June 30, 2006	Held	at Cost	Company	Company	Subtotal

Equity Method
HollySys Information Technology	40%	$1,861,498	$25,963	$13,305	$1,900,766
HollySys Electric Machinery	40%	662,490	605,737	-	1,268,227
New Huake Electric Tech	37.5%	187,634	43,676	31,272	262,582
HollySys Zhonghao Automation
Engineering	89.11%	112,583	(9,718)	-	102,865
Beijing Techenergy Co., Ltd.	50%	1,250,891	50,223	20,306	1,321,420
Subtotal		$4,075,096	$715,881	$64,883	$4,855,860

Cost Method
Zhongjijing Investment Consulting	5%	375,267	-	-	375,267
Beijing HollySys Equipment
Technology Co., Ltd.	20%	50,036	-	-	50,036
Total		$4,500,399	$715,881	$64,883	$5,281,163

FII-19

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 6 - WARRANTY LIABILITY

	June 30,
	2005	2006

Beginning balance	$881,052	$1,594,215
Expense accrued	1,708,767	1,273,616
Expense incurred	(995,604)	(1,437,095)

Ending balance	$1,594,215	$1,430,736

NOTE 7 - SHORT-TERM BANK LOANS

At June 30, 2005 and 2006, the Company’s short-term bank borrowings consisted of revolving bank loans of $8,699,329 (of which $6,041,201 located in HollySys, $2,416,480 located in Hangzhou HollySys and the remaining balance located in Haotong), and $7,130,081(of which $2,501,783 located in HollySys, $4,628,298 located in Hangzhou HollySys) from several banks, respectively. All these short-term bank loans had fixed interest rates with interest rates ranging from 5.22% to 5.841% per annum. However, when these short-term bank loans were renewed, the interest rates were subject to change based on the notice from the People’s Bank of China, the central bank of China. Most of the short-term bank loans were guaranteed by the Company related parties and third parties and one bank loan of $2,416,480 at June 30, 2005 and $1,250,891 at June 30, 2006 in Hangzhou HollySys was collateralized by its plant and property. The proceeds from these short-term bank loans were used for working capital financing purpose.

At June 30, 2005 and 2006, there was a bank loan of $2,416,480 and $2,501,783 payable to a commercial bank which served as a trustee appointed by a related party (that is an investee company named HollySys Information Technology in which HollySys holds 40% interest). This loan had interest rate of 5.76% and 5.76% at June 30, 2005 and 2006, which is the same market rate charged by that commercial bank for the loans lent with similar terms.

FII-20

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 8 - LONG-TERM LOANS

	June 30,
	2005	2006

RMB-denominated loan (RMB24 million) from Industry and Commercial Bank of China, maturing on December 26, 2005, bearing interest at 5.58% per annum, guaranteed by China Electronic Information Industry Group Co., Ltd.	$1,208,240	$-

RMB-denominated loan (RMB15 million) from Beijing Bank, maturing on July 15, 2007, bearing interest at 5.49% per annum, guaranteed by Beijing Zhongguancun Science Technology Guaranty Co., Ltd.	1,812,360	1,876,337

RMB-denominated loan (RMB40 million) from CITIC Trust & Investment Co., Ltd., maturing January 21, 2007, bearing interest at 7.002% per annum, guaranteed by Beijing Zhongguancun Science Technology Guaranty Co., Ltd. and HollySys pledged a portion of its property located in Beijing to Zhongguancun Science Technology Guaranty Co., Ltd. As collateral.	4,832,961	5,003,565

RMB-denominated loan (RMB30 million) from China Development Bank, maturing June 28, 2009, bearing interest at 6.03% per annum, guaranteed by Beijing Zhongguancun Science Technology Guaranty Co., Ltd. and HollySys pledged a portion of its property located in Beijing to Zhongguancun Science Technology Guaranty Co., Ltd. As collateral.		3,752,674

Current portion	(1,208,240)	(5,003,565)

	$6,645,321	$5,629,011

Annual maturities of long-term bank loans during the five years subsequent to June 30, 2006 are as follows:

Years ending June 30,	Amount

2007	$5,003,565
2008	1,876,337
2009	3,752,674
2010	-
2011	-

$10,632,576

FII-21

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 9 - INCOME TAXES

The income generated by the Company before income taxes in years ended at 2004, 2005 and 2006, respectively, was as follows:

	Years Ended June 30,
	2004	2005	2006

HollySys	3,920,001	4,186,152	2,870,448
Beijing HollySys Haotong	(48,749)	310,763	920,958
Hangzhou HollySys	2,853,335	11,974,623	19,149,884

Total	$6,724,587	$16,471,538	$22,941,290

The income tax provision was as follows:

	Years Ended June 30,
	2004	2005	2006

Income taxes:
Current	$887,455	$340,257	$1,160,909
Deferred	60,313	61,211	207,929

	$947,768	$401,468	$1,368,838

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Years Ended June 30,
	2004	2005	2006

Statutory rate	33.0%	33.0%	33.0%
Income tax rate reduction	(14.9)	(24.1)	(20.5)
Permanent difference	(4.1)	(6.9)	(6.5)

Effective income tax rate	14.0%	2.0%	6.0%

The temporary differences that have given rise to the deferred tax liabilities consist of the following:

	June 30,
	2005	2006

Allowance for doubtful accounts	$211,481	$267,870
Inventory provision	-	66,789
Deferred revenue	216,211	311,198
Unamortized goodwill	50,583	45,387
Unamortized deferred expenses	12,785	6,618
Warranty liabilities	92,310	192,259
Inventory cost adjustment	16,005	1,026
Unbilled accounts receivable	(678,129)	(1,183,096)

Net deferred tax liabilities	$(78,754)	$(291,949)

FII-22

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 10 - RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

HollySys Zhonghao Automation Engineering Technology Co., Ltd. (a China based entity)	89.11% owned by HollySys
HollySys information Technology Co., Ltd. (a China based entity)	40% owned by HollySys
New Huake Electronic Technology Co., Ltd. (a China based entity)	37.5% owned by HollySys
Shenzhen HollySys Automation Engineering Co., Ltd. (a China based entity with a full reserve for impairment and liquidated on May 23, 2006)	52% owned by HollySys
Beijing Techenergy Co., Ltd.	50% owned by HollySys
HollySys Electric Tech Co., Ltd (a China based entity)	40% owned by HollySys
HollySys Equipment Technology Co., Ltd. (a China based entity)	20% owned by HollySys
Zhongjijing Investment & Consulting Co., Ltd. (a China based entity)	5% owned by HollySys
Sixth Institute of Information Industry	One of owners in HollySys
Shanghai Jinqiaotong Industrial Development Co., Ltd. (a China based entity)	One of owners in HollySys

Leasing from Related Parties

HollySys entered into a lease agreement with HollySys Information Technology to lease office space. The lease agreement is renewable on an annual basis. The basic rental price has ranged from RMB1.4 or RMB1.5 per square per day during the past five years. The total rental per year depends on the total square meters leased. The total rental expense for the years ended June 30, 2004, 2005 and 2006 was $115,688, $56,503, and $92,252 respectively.

The Company’s management believed that the collection of due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

Due to Related Parties

June 30
2005	2006

Hangzhou HollySys System Engineering Co., Ltd.	$80,862	$-
HollySys Zhonghao Automation Engineering Technology Co., Ltd.	200,767	219,019
Sixth Institute of Information Industry	163,055	20,222
Shenzhen HollySys Automation Engineering Co., Ltd.	12,082	-
Beijing TechEnergy Co., Ltd.	-	239,883

	$456,766	$479,124

FII-23

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 10 - RELATED PARTY TRANSACTIONS (Continued)

Due to Related Parties (Continued)

Shenzhen HollySys Automation Engineering Co., Ltd. was under the process of liquidation in accordance with Chinese laws, and issued the liquidation report on February 10, 2006. Beijing HollySys received the last distributable assets on April 12, 2006 and then the process of liquidation was completed. On December 31, 2005, Hangzhou HollySys System Engineering Co., Ltd. completed its process of liquidation. HollySys has been collecting all accounts receivable on behalf of HollySys Zhonghao as the investee company did not have any employees since early 2004 and its liquidation application is under the process after all collection work has been done. All the above amounts due to related parties are due on demand.

NOTE 11 - EQUITY TRANSACTIONS

On November 20, 2003, two foreign investors infused their capital of $300,000 each, totaling $600,000, into Hangzhou HollySys to account for 60% interest together.

On March 16, 2005, the board of directors of Hangzhou HollySys resolved to declare cash dividends RMB33,545,913.94 (equivalent of $4,049,427) based on the fiscal 2004 net income situation. The $4 million were paid by Hangzhou HollySys and received by the Company as the shareholders of Hangzhou HollySys made their contribution of registered capital of the above $4.049 million. Accordingly, the above $4 million of dividends distribution paid and received by Hangzhou was deemed as non-cash transaction and the actual cash dividends of $29,656 were paid to two shareholders of Hangzhou HollySys and the remaining portion of $19,771 was paid to Beijing HollySys, which is a party of the entire consolidation of the Company.

On March 18, 2005, the board of directors of Beijing HollySys resolved to declare cash dividends of RMB15 million (equivalent of $1,812,360) based on the fiscal 2004 net income situation. The cash dividends of $1,478,478 were paid on April 16, 2006 (including $469,200 was paid to minority interest), resulting unpaid dividends of $333,894 at June 30, 2005, which was paid in fiscal 2006.

During fiscal 2005, one of investee companies, HollySys Electric Machinery, received donation of approximately $30,772 in which HollySys accounted for 40% interest. Accordingly, HollySys recorded additional capital $12,309 and treated it as a non-cash transaction for cash flow statement purpose. Because only 74.11% interest of HollySys was transferred into the Company, therefore, there was $9,123 recognized as addition to additional paid-in capital in fiscal 2005 for the Company reporting purpose.

During fiscal 2005, Hangzhou HollySys received cash donation of $2,892 of which the owners of 60% interest in Hangzhou claimed for $1,735 and the owners of 74.11% interest in HollySys claimed for $857, totaling $2,592. As long as their interest transferred to the Company, $2,592 was accounted for part of additional paid-in capital.

On April 13, 2006 the board of directors at Hangzhou HollySys resolved to declare cash dividends of RMB10 million (equivalent of $1,236,109) based on fiscal 2006 net income situation. The cash dividends of $1,236,109 were paid on May 16, 2006. As Beijing HollySys did not distribute the cash proceeds to its shareholders, the cash received by Beijing HollySys was still included in the cash balance of the Company as of June 30, 2006. Only 60% of the above $1,236,109 was paid in cash to the other two investors of Hangzhou HollySys.

FII-24

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 11 - EQUITY TRANSACTIONS (Continued)

On June 30, 2006 the board of directors at Beijing HollySys resolved to declare cash dividends RMB10 million (equivalents of $1,250,891) to its shareholders, which has not been paid yet as of June 30, 2006. As of June 30, 2006, the dividends payable of $1,250,891 was not paid yet.

During fiscal 2006, Hangzhou HollySys received two computers from one vendor as a donation totaling $6,171. Of the $6,171, the owners of 60% interest in Hangzhou HollySys claimed for $3,703 and accounted it for additional paid-in capital. In the meantime, being 40% owner in Hangzhou HollySys claimed for $2,468; the owners of 74.11% interest in Beijing HollySys also claimed for $1,841 and accounted it for additional paid-in capital. As long as their interest transferred to the Company, the total of $5,544 was accounted for part of additional paid-in capital.

NOTE 12 - GOVERNMENT SUBSIDIES

The local government in Beijing and Hangzhou provided subsidies sourcing from value added tax collected to encourage Beijing HollySys’, Haotong’s and Hangzhou HollySys’ research and development effort and other subsidies to Beijing HollySys for enterprise development purpose. Especially, in the early fiscal 2005 the local government in Beijing provided specified subsidies to offset interest expenses to encourage Beijing HollySys's research and development effort. All subsidies were accounted for based on the hard evidence that the respective entity should be entitled to receive these subsidies or that cash has been received. Subsidies recognized for supporting research and development effort was first offset against the relevant entity’s research and development expense. The remaining balance of specified subsidies, if any, together with other subsidies, was recognized as other income in accordance with internationally prevailing practice. Government subsidies recognized by the respective entity were summarized as follows:

		Years Ended June 30,
		2004	2005	2006

	Subsidies received:	$1,398,360	$1,662,261	$2,460,028
HollySys	R & D expenses offset	(1,395,578)	(67,262)	(677,207)
	Interest expenses offset	-	(241,648)	-
	Subsidies income	2,782	1,353,351	1,782,821

	Subsidies received:	115,914	1,825,287	3,736,146
Hangzhou	R & D expenses offset	(115,914)	(885,758)	(1,163,600)
HollySys	Subsidies income	-	939,529	2,572,546

	Subsidies received:	52,993	62,082	23,087
Haotong	R & D expenses offset	(52,993)	(62,082)	(23,087)
	Subsidies income	-	-	-

	Subsidies received:	1,567,267	3,549,630	6,219,261
Total	R & D expenses offset	(1,564,485)	(1,015,102)	(1,863,894)
	Interest expenses offset	-	(241,648)	-
	Subsidies income	2,782	2,292,880	4,355,367

FII-25

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 13 - SUPPLEMENTORY INFORMATION ABOUT CASH FLOWS

Cash Paid	Years Ended June 30,
	2004	2005	2006

Interest	$867,621	$991,880	$993,379
Income tax	184,976	1,311,003	933,410

	$1,052,597	$2,302,883	$1,926,789

Non-cash transactions	Years Ended June 30,
	2004	2005	2006

Additional paid-in capital	$301	$9,123	$10,018
Minority interest	$105	$3,186	$3,500
Accounts payable	$(406)	-	$(13,518)
Long-term investment	-	$12,309	-
Paid-in capital	-	$2,400,000	-
Retained earning	-	$(2,400,000)	-
Additional paid-in capital	-	-	$5,585
Minority interest	-	-	$645
Electronic equipment	-	-	$6,230
Retained earning	-	$(1,343,140)	$(927,035)
Minority interest	-	-	$(323,856)
Dividend payable	-	$1,343,140	$1,250,891
Retained earning	$(683,890)	$(2,084,965)	$(3,020,787)
Appropriated earnings	$683,890	$2,084,965	$3,020,787

NOTE 14 - UPCOMING ACQUISITION

On February 2, 2006, the Company entered into a stock purchase agreement with Chardan North China Acquisition Corporation ("Chardan") pursuant to which Chardan will acquire 100% interest of Gifted Time Holdings Limited.

For the acquisition, Chardan will form its own wholly-owned subsidiary under the laws of the British Virgin Islands, under the name HLS Systems International Limited ("HLS"). At the time of the closing, Chardan will merge with and into HLS for the purpose of redomestication out of the United States to secure future tax benefits. This redomestication merger will be achieved by a one-for-one exchange of all the outstanding common stock of Chardan for common stock of HLS and the assumption of all the rights and obligations of Chardan by HLS, including assumption of the outstanding warrants of Chardan on the same terms as they currently exist. Concurrent with the redomestication merger, HLS will acquire all the common stock of HollySys Holdings by the issuance of shares and payment of cash consideration as described below, making it a wholly owned subsidiary of HLS.

The current management of the Company will continue to run the operations in China. Dr. Wang Changli, the founder of HollySys and CEO of the Company, will be CEO of HLS.

FII-26

GIFTED TIME HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2004, 2005 AND 2006

NOTE 14 - UPCOMING ACQUISITION (Continued)

The board of directors of HLS will initially consist of nine persons, of whom three members will be designated by HollySys stockholders, one member will be designated by the board of directors of Chardan and five members will be independent directors. Madam Qiao Li, the current Chairperson of Beijing HollySys, will become the Chairperson of HLS, and Dr. Wang will be one of the initial directors. Kerry S. Propper, a current director and executive officer of Chardan, also will become a director of HLS. Since the date of February 2, 2006, the board of directors reduced its initial size from nine persons to seven, of whom two members will be designated by HollySys stockholders, one member will be designated by the board of directors of Chardan and four members will be independent directors. At least four of the other five members of the HLS board of directors will satisfy the independence requirements of Nasdaq. Consideration will be given in selection of directors to meeting the requirements of Sarbanes-Oxley and Nasdaq listing requirements.

The consideration of acquiring 100% interest of the Company will be cash of $30 million and 23,500,000 shares of HLS’ common stock. Of the $30 million cash consideration, up to $27 million will be payable at closing. In the event that some of Chardan’s shareholders exercise their redemption rights, but not enough to result in disapproval of the transaction, the amount to be paid at closing might fall to as low as $23 million. The balance between the $30 million owed and the amount actually paid at closing will be paid out on the basis of 50% of positive cash flow of HLS, with respect to any fiscal year following the closing, based on HLS’ US GAAP audited financial statement, or in the event that HLS raises not less than $60 million in equity through either the exercise of the warrants or by any other means. The 23.5 million shares of HLS will represent not less than 77% of total outstanding shares. If all of the existing shareholders of Chardan North China Acquisition exercise their warrants and no shareholder redeems his or her shares into cash, then the 23.5 million shares to be issued to the shareholders of HollySys Holdings will represent no less than 54.9% of the outstanding shares of HLS.

As additional purchase price, the shareholder of the Company and their designees will be issued, on an all or none basis per year, an aggregate of 8,000,000 shares of common stock of HLS (2,000,000 each year), if on a consolidated basis, HLS has after-tax profits in the following amounts for the indicated 12-month periods ending June 30:

Years Ending June 30,	After Tax Profit

2007	$23,000,000
2008	32,000,000
2009	43,000,000
2010	61,000,000

Whether or not HLS has hit the after-tax profit target in any year will be determined by the Company's audit based on US GAAP, adjusted to exclude after-tax operating profits from any subsequent acquisition for securities that have a dilutive effect and any charge to earnings that results from the issuance of such shares for a prior year.

The transaction is expected to be consummated before December 31, 2006, provided the stockholders of Chardan approve this contemplated transaction.

FII-27

Annex A

STOCK PURCHASE AGREEMENT

AMONG

CHARDAN NORTH CHINA ACQUISITION CORPORATION,
SHANGHAI JINQIAOTONG INDUSTRIAL DEVELOPMENT CO., WANG CHANGLI,
CHENG WUSI, LOU AN, TEAM SPIRIT INDUSTRIAL LIMITED, OSCAF INTERNATIONAL CO.

____________________________________

Dated: February 2, 2006
____________________________________

A-i

A-ii

(continued)

4.15	Title to and Condition of Assets	16
4.16	Taxes, Tax Returns and Audits	17
4.17	Absence of Certain Changes	18
4.18	Employee Plans; Labor Matters	19
4.19	Compliance with Law	19
4.20	No Illegal or Improper Transactions	20
4.21	Related Transactions	20
4.22	Records	20
4.23	Insurance	20
4.24	Litigation	20
4.25	Settled Litigation	21
4.26	Brokers	21
4.27	Affiliates	21
4.28	Disclosure	21
4.29	Survival of Representations and Warranties	21

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF CNCAC	21

5.1	Organization	21
5.2	Capitalization	22
5.3	Authority and Corporate Action; No Conflict	22
5.4	Consents and Approvals	23
5.5	Valid Issuance of Chardan Sub Stock	23
5.6	Financial Statements	24
5.7	SEC Reports	24
5.8	Trust Fund	24
5.9	No Undisclosed Liabilities	24
5.10	Absence of Certain Changes	25
5.11	Compliance with Law	26
5.12	Litigation	26
5.13	Brokers	26
5.14	Survival of Representations and Warranties	26
5.15	Records	26
5.16	Disclosure	26

ARTICLE VI	COVENANTS REGARDING HOLLYSYS, HOLLYSYS SUBSIDIARY AND THE HOLLYSYS STOCKHOLDERS	26

6.1	Conduct of the Business	26
6.2	Access to Information	28
6.3	Insurance	28
6.4	Protection of Confidential Information; Non-Competition	28
6.5	Post-Closing Assurances	30
6.6	No Other Negotiations	30
6.7	No Securities Transactions	30
6.8	Fulfillment of Conditions	30

A-iii

(continued)

6.9	Disclosure of Certain Matters	31
6.10	Regulatory and Other Authorizations; Notices and Consents	31
6.11	Use of Intellectual Property	31
6.12	Related Tax	32
6.13	HollySys Acquisition	32
6.14	HollySys Holdings	32
6.15	HollySys Proxy Information	32
6.16	Interim Financial Information	32

ARTICLE VII	COVENANTS OF CNCAC	33

7.1	Conduct of the Business	33
7.2	Stockholder Meeting	34
7.3	Fulfillment of Conditions	34
7.4	Disclosure of Certain Matters	35
7.5	Chardan Sub Incorporation	35
7.6	Post-Closing Assurances	35
7.7	Regulatory and Other Authorizations; Notices and Consents	35
7.8	Books and Records	35
7.9	Nasdaq Listing	36

ARTICLE VIII	ADDITIONAL COVENANTS OF THE PARTIES	36

8.1	Other Information	36
8.2	Mail Received After Closing	36
8.3	Further Action	37
8.4	Schedules	37
8.5	Execution of Agreements	37
8.6	Confidentiality	37
8.7	Public Announcements	37
8.8	Board of Chardan Sub	38
8.9	Stock Option Pool	38
8.10	HollySys Stock Acquisition	38

ARTICLE IX	CONDITIONS TO CLOSING	38

9.1	Conditions to Each Party’s Obligations	38
9.2	Conditions to Obligations of HollySys, HollySys Subsidiary and the HollySys Stockholders	39
9.3	Conditions to Obligations of CNCAC	40

ARTICLE X	INDEMNIFICATION	42

10.1	Indemnification by HollySys Stockholders	42
10.2	Indemnification by CNCAC	42
10.3	Notice, Etc	43
10.4	Limitations	43
10.5	Adjustment to Purchase Price; Setoff	44

A-iv

(continued)

10.6	Claims on behalf or in right of CNCAC and Chardan Sub	44

ARTICLE XI	TERMINATION AND ABANDONMENT	45

11.1	Methods of Termination	45
11.2	Effect of Termination	46
11.3	No Claim Against Trust Fund	46

ARTICLE XII	DEFINITIONS	47

12.1	Certain Defined Terms	47

ARTICLE XIII	GENERAL PROVISIONS	49

13.1	Expenses	49
13.2	Notices	50
13.3	Amendment	50
13.4	Waiver	50
13.5	Headings	51
13.6	Severability	51
13.7	Entire Agreement	51
13.8	Benefit	51
13.9	Governing Law	51
13.10	Counterparts	51
13.11	Approval of Contemporaneous Transactions	51

A-v

LIST OF EXHIBITS

Exhibit A - HollySys Subsidiary Matters
Exhibit B - HollySys Stockholders
Exhibit C - Beneficiaries of Purchase Price
Exhibit D - Chardan Sub Merger Agreement
Exhibit E - Form of Stock Consignment Agreement
Exhibit F - Form of Employment Agreement

A-vi

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, is entered into as of February 2, 2006, among CHARDAN NORTH CHINA ACQUISITION CORPORATION, a Delaware corporation (“CNCAC”), SHANGHAI JINQIAOTONG INDUSTRIAL DEVELOPMENT CO., a Chinese corporation, WANG CHANGLI, an individual, CHENG WUSI, an individual, LOU AN, an individual, TEAM SPIRIT INDUSTRIAL LIMITED, a British Virgin Islands corporation, and OSCAF INTERNATIONAL CO., a Cayman Islands corporation, with respect to the following facts:

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in Article XII hereof.

WHEREAS, Beijing HollySys Co., Ltd., a company incorporated in PRC with limited liability (“BJ HLS”), and Hangzhou HollySys Automation Co., Ltd., a company incorporated in PRC with limited liability (“HZ HLS”) (and collectively with BJHLS, “HollySys”), on their own behalf and through Beijing HollySys Haotong Science & Technology Development Co., Ltd. (“HollySys Subsidiary”), owns and operates in the Peoples Republic of China (“PRC”) the Business; and

WHEREAS, subject to the terms and conditions of this Agreement, BJ HLS and HZ HLS, directly own the percentage interests set forth on Exhibit A of the shares of capital stock of the HollySys Subsidiary (“HollySys Subsidiary Stock”), and through such ownership have full right and title to benefit from the long term investments in HollySys Subsidiary; and

WHEREAS, the HollySys Stockholders listed on Exhibit B hereto (“HollySys Stockholders”) are (or will be at Closing) the ultimate and beneficial owners (through various BVI companies set up by the HollySys Stockholders) of 100% of the outstanding capital stock of Gifted Time Holdings Limited, a holding company to be formed as a British Virgin Islands corporation (“HollySys Holdings”). The HollySys Stockholders in the context of this Agreement will respectively refer to the HollySys Stockholders and/or their BVI companies, as the case may be; and

WHEREAS, the HollySys Stockholders are the direct and beneficial owners of 74.11% of the outstanding capital stock of BJ HLS (including by means of nominee arrangements, trust, stock power or similar arrangements) and 60% of the outstanding capital stock of HZ HLS respectively (together all stock and other rights or arrangements are referred to as the “HollySys Stock”); and

WHEREAS, prior to the Closing, Team Spirit Industrial Limited and OSCAF International Limited will transfer the ownership interests they hold in HZ HLS to HollySys Holdings, and the rest of HollySys Stockholders will consign all the equity interests (including but not limited to the voting rights, property rights, preemptive rights and any other stockholders’ rights derived from the ownership of the shares in HollySys) they hold in BJ HLS to HollySys Holdings; and

WHEREAS, subject to the terms and conditions of this Agreement, CNCAC at the Closing, shall acquire by an issuance of capital stock and payment of cash, all of the HollySys Holdings Stock and the actual control over the HollySys Stock consigned by certain of the HollySys Stockholders to HollySys Holdings as set forth in Section 2.3(b), plus the right to acquire all of the HollySys shares owned by Wang Changli (collectively, the “HollySys Holdings Stock Purchase”); and

WHEREAS, subject to the terms and conditions of this Agreement, CNCAC will form a wholly owned subsidiary pursuant to the corporate laws of the British Virgin Islands (“Chardan Sub”) and simultaneously with the Closing hereunder consummate a plan of merger (“Plan of Merger”) pursuant to which CNCAC will be merged with and into Chardan Sub (the “Chardan Merger”); and

WHEREAS, after the Closing, each of HollySys Stockholders who participated in the HollySys Holdings Stock Purchase by a consignment and HollySys Holdings shall use their best efforts to complete the acquisition of the ownership of HollySys Stock by HollySys Holdings from such HollySys Stockholders (“HollySys Stocks Acquisition”) as soon as possible;

WHEREAS, since the business of BJ HLS and HZ HLS has grown rapidly in the last few years (with revenues more than doubling from the fiscal year ended June 30, 2003 to the fiscal year ended June 30, 2005, and with net income increasing by more than six times during the same period) and in recognition of the various opportunities for significant growth ahead, the parties believe that the payment of the earnout specified in Section 1.3 is a fair means of adjusting the purchase price payable to the HollySys Stockholders in the event that the future operating results of BJ HLS and HJ HLS demonstrate that the value of the business acquired was greater than the payments set forth in Section 1.2(b) below; and

WHEREAS, the Board of Directors of CNCAC has determined that it is advisable and in the best interests of the stockholders of CNCAC for CNCAC to enter into this Stock Purchase Agreement and to consummate the transactions contemplated herein; and

WHEREAS, each of the HollySys Stockholders has determined that it is advisable and in the best interests of such person to enter into this Stock Purchase Agreement and to consummate the transactions contemplated herein.

NOW THEREFORE, in consideration of the foregoing and the following covenants, the Parties hereby agree as follows:

ARTICLE I
THE HOLLYSYS STOCK PURCHASE

1.1 Purchase and Sale. Upon the terms and subject to the conditions hereof, at the Closing, the HollySys Stockholders shall sell, transfer, assign and convey to Chardan Sub, and Chardan Sub shall purchase from the HollySys Stockholders, all of the right, title and interest of the HollySys Stockholders in and to the HollySys Holdings Stock as more fully set forth on Exhibit B.

1.2 Purchase Price.

(a) Subject to adjustment as hereinafter set forth, the aggregate purchase price (“Purchase Price”) to be paid by Chardan Sub to the HollySys Stockholders or their respective designees for the HollySys Holdings Stock shall be the following:

(i) $30,000,000 as set forth in Section 1.2(b) below and as subject to adjustment as provided for therein;

(ii) certificates representing, in the aggregate, 23,500,000 shares of Chardan Sub’s ordinary shares, par value $0.0001 per share (“Chardan Sub Stock”), which will represent no less than 77% of the total outstanding equity capital of Chardan Sub following the Chardan Merger, to be delivered to the HollySys Stockholders and their designees; it being understood that in the event that no stockholders of CNCAC exercise their rights of redemption and all outstanding warrants of CNCAC are exercised (but assuming no other issuance of stock by Chardan Sub) then the Chardan Sub Stock issued to the HollySys Stockholders will represent no less than 54.9% of the outstanding equity capital of Chardan Sub following the Chardan Merger.

(iii) any additional shares issuable by Chardan Sub as set forth in Section 1.3 below on the basis of the After-Tax-Profit of Chardan Sub as provided for therein.

(b) Payments.

(i) Initial Payment. At the Closing, the sum of $30,000,000 minus the Remaining Payment (such difference, the “Initial Payment”), will be paid by wire transfer of immediately available United States dollars to the HollySys Stockholders or their designees as specified in a written notice given to CNCAC, no later than two business days prior to the Closing, for the purpose of the acquisition of the HollySys Holdings Stock and the related consignments.

(ii) Remaining Payment. The Remaining Payment shall equal the sum of (i) $3,000,000, plus (ii) two-thirds of the amount by which the funds in the CNCAC trust account (following the exercise of any redemption rights by the stockholders of CNCAC) is less than $30,000,000. (For example: (a) if the amount of such trust account after all redemptions is $24,000,000, then the Remaining Payment shall equal $7,000,000 ($3,000,000 plus 2/3 of $6,000,000); (b) if the amount in the trust account after all redemptions is $27,000,000, then the Remaining Payment shall equal $5,000,000 ($3,000,000 plus 2/3 of $3,000,000); (c) and if the amount in the trust account after all redemptions is at least $30,000,000, then the Remaining Payment shall equal $3,000,000 ($3,000,000 plus $0)). In the event that any of the following events occurs any time after the Closing, CNCAC and Chardan Sub shall promptly pay the Remaining Payment or any part of the Remaining Payment then available to the HollySys Stockholders or their designees by wire transfer:

(A) If Chardan Sub receives at least $60,000,000 in gross proceeds in additional financing as a result of (1) the call of CNCAC’s presently outstanding warrants (which such warrants will be assumed by Chardan Sub at the Closing), (2) Chardan Sub’s successful completion of a secondary offering, or (3) the private investment into Chardan Sub by a strategic investor.

(B) If HollySys Holdings generates a net positive cash flow in any fiscal year beginning with the fiscal year ending June 30, 2006, the HollySys Stockholders shall be entitled to receive 50% of the net positive cash flow until a total of the Remaining Payment has been received.

In the event that any of the events (A) or (B) occurs, the total sum of the unpaid balance of the Remaining Payments shall be paid by Chardan Sub. In the event of any partial payment of the Remaining Payment, any subsequent payments shall be limited by the unpaid balance of the Remaining Payment.

(c) Allocation. All payments of the Initial Payment and the Remaining Payment shall be made in proportion as requested by the HollySys Stockholders as set forth on Exhibit C.

1.3 Earn-Out Agreement. So long as Chardan Sub, following the Closing, on a consolidated basis, achieves or exceeds the After-Tax Profits (as defined below) targets calculated for the period of July 1 to the succeeding June 30, ending on June 30 in each of 2007, 2008, 2009 and 2010 as set forth below the HollySys Stockholders (or their designees) shall receive the number of shares of Chardan Sub Stock set forth in Schedule 1.3. The payment of these additional shares is not contingent upon the continued employment or other relationships of any HollySys Stockholder with any entity. Such additional shares shall be issued within 90 days after June 30. The value of shares payable under Section 1.3 shall also be available for indemnification pursuant to Section 10.5.

After Tax Profit Targets for 12 Months Ending
June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010
$23,000,000	$32,000,000	$43,000,000	$61,000,000

After Tax Profit shall be computed using the generally accepted accounting principles that were used for purpose of preparing the 2005 Financial Statements of HollySys; provided, however, that the computation shall exclude (i) any after-tax profits from any acquisition by Chardan Sub or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of Chardan Sub, and (ii) any expenses related to the issue of the aforesaid shares by Chardan Sub under this Section 1.3.

ARTICLE II
THE CLOSING

2.1 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the HollySys Holdings Stock Purchase and the transactions contemplated by this Agreement shall take place at a closing (“Closing”) to be held at 10:00 a.m., local time, on the fourth business day after the date on which the last of the conditions to Closing set forth in Article IX is fulfilled, at the offices of DLA Piper Rudnick Gray Cary US LLP, 4365 Executive Drive Suite 1100, San Diego, CA 92121, or at such other time, date or place as the Parties may agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.2 Deliveries.

(a) HollySys Stockholders. At the Closing, each HollySys Stockholder will (i) assign and transfer to Chardan Sub all of such HollySys Stockholder’s right, title and interest in and to his, her or its respective portion of the HollySys Holdings Stock by delivering to Chardan Sub the certificates representing such HollySys Holdings Stock, duly endorsed for transfer and free and clear of all liens and (ii) deliver to Chardan Sub the certificates, opinions and other agreements contemplated by Article IX hereof and the other provisions of this Agreement.

(b) Chardan Sub. At the Closing, Chardan Sub shall deliver to the HollySys Stockholders (i) the cash and shares of Chardan Sub Stock representing the Purchase Price to which each of the HollySys Stockholders is entitled pursuant to Section 1.2, and (ii) the certificates, opinions and other agreements and instruments contemplated by Article IX hereof and the other provisions of this Agreement.

2.3 Additional Agreements. At the Closing, the following agreements will have been executed and delivered (collectively, the “Transaction Documents”), the effectiveness of each of which is subject to the Closing:

(a) a Merger Agreement between CNCAC and Chardan Sub in a form to be attached as Exhibit D hereto, to become effective immediately after the closing; and

(b) the Stock Consignment Agreements in the forms attached hereto as Exhibit E between HollySys Holdings and Shanghai Jinqiaotong Industrial Development Co., Wang Changli, Cheng Wusi and Lou An.

2.4 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by law, to fulfill its obligations under this Agreement and the other Transaction Documents to which it is a party.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
RELATING TO THE HOLLYSYS STOCKHOLDERS AND HOLLYSYS HOLDINGS

The HollySys Stockholders, jointly and severally, represent and warrant to CNCAC and Chardan Sub as follows:

3.1 The HollySys Stock.

(a) Ownership. The HollySys Stockholders are the registered and beneficial owners of the shares of BJ HLS and HZ HLS in the amounts set forth in Schedule 3.1(a), free and clear of all Liens, except as set forth in Schedule 3.1(a), which shares constitute 74.11% and 60% of the outstanding shares of capital stock of BJ HLS and HZ HLS, respectively. BJ HLS owns 40% of the outstanding shares of capital stock of HZ HLS. At the Closing, the HollySys Stockholders will be the registered and beneficial owners of the shares of HollySys Holdings Stock in the amounts set forth in Schedule 3.1(a), free and clear of all Liens, except as set forth in Schedule 3.1(a), which shares will constitute all of the outstanding shares of capital stock of HollySys Holdings. At the Closing, the HollySys Stockholders (other than Team Spirit Industrial Limited and OSCAF International Co.) shall consign all the equity interests and preemptive rights derived from the HollySys Stock, with Team Spirit Industrial Limited and OSCAF International Co. having transferred to HollySys Holdings prior to Closing all of the outstanding shares of capital stock of HZ HLS that such entities own. There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire shares of BJ HLS or HZ HLS owned by the HollySys Stockholders, whether or not such rights are presently exercisable. There are no disputes, arbitrations or litigation proceedings with respect to the common stock and outstanding warrants, options and other rights relating to the capital stock of HollySys Holdings.

(b) Capitalization. The authorized capital stock of BJ HLS and HZ HLS is set forth in Schedule 3.1(b). All of the outstanding shares of BJ HLS and HZ HLS Stock are (and all of the outstanding shares of HollySys Holdings will be) validly issued, fully paid and non-assessable. There are no options, warrants or other contractual rights outstanding which give any Person the right to require the issuance of any capital stock of BJ HLS, HZ HLS or HollySys Holdings, whether or not such rights are presently exercisable.

3.2 Organization of HollySys Holdings. HollySys Holdings is or will be an international business company duly organized, validly existing and in good standing under the law of the British Virgin Islands. HollySys Holdings is duly qualified to do business as an independent corporation and is in good standing in each of the jurisdictions in the respective property owned, leased or operated by it or the nature of the business which it conducts requires qualification (which jurisdictions are listed in Schedule 3.2), or if not so qualified, such failure or failures, singly or in the aggregate, would not have a material adverse effect on the Business, assets, operations, financial condition, liquidity or prospects of HollySys Holdings, BJ HLS and HZ HLS or the HollySys Subsidiary, separately and as a whole (“HollySys Material Adverse Effect”). HollySys Holdings has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as presently contemplated to be conducted.

3.3 Authority and Corporate Action; No Conflict.

(a) Each of the HollySys Stockholders has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the HollySys Holdings Stock Purchase and other transactions contemplated hereby and thereby. All action, corporate and otherwise, necessary to be taken by HollySys Holdings and the HollySys Stockholders to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and all other agreements and instruments delivered by HollySys Holdings and the HollySys Stockholders in connection with the HollySys Holdings Stock Purchase has been duly and validly taken. This Agreement and the Transaction Documents to which HollySys Holdings and each HollySys Stockholder is a party has been duly executed and delivered by HollySys Holdings and each HollySys Stockholder and constitutes the valid, binding, and enforceable obligation of HollySys and each HollySys Stockholder, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy of the United States, BVI and PRC.

(b) Neither the execution and delivery of this Agreement or any of the other Transaction Documents contemplated hereby by HollySys Holdings or each HollySys Stockholder nor the consummation of the transactions contemplated hereby or thereby will (i) except as set forth in Schedule 3.3(b), conflict with, result in a breach or violation of or constitute (or with notice of lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of HollySys Holdings, (B) the charter documents of HollySys Holdings, or (C) any law, statute, regulation, order, judgment or decree or any instrument, contract or other agreement to which HollySys Holdings or a HollySys Stockholder is a party or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the assets of HollySys Holdings, BJ HLS, HZ HLS or a HollySys Stockholder; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract to which HollySys Holdings or a HollySys Stockholder is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to HollySys Holdings or a HollySys Stockholder.

3.4 Consents and Approvals. Other than as set forth on Schedule 3.4, the execution and delivery of this Agreement and the Transaction Documents by each HollySys Stockholder does not, and the performance of this Agreement and the Transaction Documents by HollySys Holdings or them will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents, approvals, authorizations or actions, or to make such filings or notifications, would not prevent it from performing any of its material obligations under this Agreement and the Transaction Documents and would not have a HollySys Material Adverse Effect.

3.5 Licenses, Permits, Etc. To the best of the knowledge of each HollySys Stockholder, HollySys Holdings possesses or will possess prior to the Closing all Permits necessary, in all material respects, to own and hold its interests in the Business , which necessary Permits are described or are as set forth on Schedule 3.5 hereto. True, complete and correct copies of Permits issued to HollySys Holdings have previously been delivered to CNCAC. To the best of the knowledge of each HollySys Stockholder, HollySys Holdings is not in default in any material respect under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the Transaction Documents or any of the other documents contemplated hereby nor the consummation of the transactions contemplated hereby or thereby nor, to the best of the knowledge of each HollySys Stockholder, compliance by HollySys Holdings with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the Business.

3.6 Taxes, Tax Returns and Audits. Except as specifically set forth in Schedule 3.6, (i) HollySys Holdings has filed on a timely basis (taking into account any extensions received from the relevant taxing authorities) all returns and reports pertaining to all Taxes that are or were required to be filed by HollySys Holdings with the appropriate taxing authorities in all jurisdictions in which such returns and reports are or were required to be filed, and all such returns and reports are true, correct and complete in all material respects, (ii) all Taxes that are due from or may be asserted against HollySys Holdings (including deferred Taxes) in respect of or attributable to all periods ending on or before the Closing Date have been or will be fully paid, deposited or adequately provided for on the books and financial statements of HollySys Holdings or are being contested in good faith by appropriate proceedings, (iii) no issues have been raised (or are currently pending) by any taxing authority in connection with any of the returns and reports referred to in clause (i) which might be determined adversely to HollySys Holdings, which could have a HollySys Material Adverse Effect, (iv) HollySys Holdings has not given or requested to give waivers or extensions of any statute of limitations with respect to the payment of Taxes, and (v) no tax liens which have not been satisfied or discharged by payment or concession by the relevant taxing authority.

3.7 Compliance with Law.  The business of HollySys Holdings has been conducted, and is now being conducted and will be conducted prior to Closing, in compliance in all material respects with all applicable Laws. HollySys Holdings and their respective officers, directors and employees (i) are not, and during the periods of existence of HollySys Holdings, were not, in violation of, or not in compliance with, in any material respect any such applicable Laws with respect to the conduct of the businesses of HollySys Holdings; and (ii) have not received any notice from any Governmental Authority, and to the best of the knowledge of the HollySys Stockholders, none is threatened, alleging that HollySys Holdings has violated, or not complied with, any applicable Laws.

3.8 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best of the knowledge of the HollySys Stockholders, threatened against HollySys Holdings at law or in equity before any Governmental Authority. Neither HollySys Holdings, nor any of its properties is subject to any order, judgment, injunction or decree.

3.9 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of HollySys Holdings are complete and correct in all material respects, and there have been no material transactions involving HollySys Holdings which are required to be set forth therein and which have not been so set forth.

3.10 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HollySys Holdings or any HollySys Stockholder.

3.11 Disclosure. No representation or warranty by HollySys Holdings or any HollySys Stockholder contained in this Agreement and no information contained in any Schedule or other instrument furnished or to be furnished to CNCAC pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

3.12 Acquisition of Chardan Sub Stock.

(a) Acquisition Entirely for Own Account. The Chardan Sub Stock to be acquired by each HollySys Stockholder (or their respective designees) will be acquired for investment for such HollySys Stockholder’s or such designee’s own account and not with a view to the resale or distribution of any part thereof.

(b) Disclosure of Information. Each HollySys Stockholder acknowledges that all of the SEC Reports (defined in Section 5.6) were fully available to it, and each HollySys Stockholder has reviewed and understands such reports. Each HollySys Stockholder acknowledges that it has received all the information that it has requested relating to CNCAC, the acquisition of the Chardan Sub Stock and the Chardan Merger. Each HollySys Stockholder further represents that it has had an opportunity to ask questions and receive answers from CNCAC regarding the terms and conditions of its acquisition of the Chardan Sub Stock and the Chardan Merger.

(c) Accredited Investor. Each HollySys Stockholder is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

(d) Restricted Securities. Each HollySys Stockholder understands that it and its designees (if any) will acquire constitutes “restricted securities” from Chardan Sub under the United States federal securities laws and that under such laws and applicable regulations such securities may only be sold in the United States pursuant to an effective registration statement or an available exemption from registration. Each HollySys Stockholder understands that the currently available exemption from registration under Rule 144 requires the securities to be held for one year before they can be sold in the United States.

(e) Legends. It is understood that the certificates evidencing the Chardan Sub Stock shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

3.13 Survival of Representations and Warranties. The representations and warranties of HollySys Holdings and each HollySys Stockholder set forth in ARTICLE III of this Agreement shall survive the Closing for a period of four years, except that the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.7, 3.9 and 3.12 shall survive without limitation as to time and the representations and warranties set forth in Section 3.66 shall survive until the expiration of the statute of limitations with respect to each respective Tax.

ARTICLE IV
REPRESENTATION AND WARRANTIES RELATING TO
BJ HLS, HZ HLS AND HOLLYSYS SUBSIDIARY

The HollySys Stockholders, jointly and severally, represent and warrant to CNCAC and Chardan Sub as of the Closing, as follows:

4.1 The HollySys Subsidiary Stock.

(a) Ownership. BJ HLS controls 70% of the shares of the HollySys Subsidiary, free and clear of all Liens. Except as indicated in the preceding sentence, there are no consignment, operational contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person (other than HollySys or HollySys Holdings) the right to acquire or control any capital stock of HollySys Subsidiary, whether or not such rights are presently exercisable. Except as indicated in the preceding sentence, there are no operational contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person (other than HollySys or HollySys Holdings) the right to any asset, income, dividend, distribution, property interest or direct or beneficial interest in any, or from any, of HollySys Subsidiary.

(b) Capitalization. The authorized capital stock of HollySys Subsidiary is set forth on Exhibit A. All of the outstanding shares of capital stock of HollySys Subsidiary are validly issued, fully paid and non-assessable.

4.2 Organization of BJ HLS, HZ HLS and HollySys Subsidiary. Each of BJ HLS, HZ HLS and HollySys Subsidiary is a corporate entity duly organized, validly existing and in good standing under the law of its jurisdiction of incorporation as set forth on Schedule 4.2. Each of BJ HLS, HZ HLS and HollySys Subsidiary is duly qualified to do business in the jurisdictions in which the property owned, leased or operated by such entity or the nature of the business which it conducts requires qualification (which jurisdictions are listed in Schedule 4.2), or if not so qualified, such failure or failures, in the aggregate, would not have a HollySys Material Adverse Effect. Neither BJ HLS, HZ HLS nor HollySys Subsidiary owns, directly or indirectly, any capital stock or any other securities of any issuer or any equity interest in any other entity and is not a party to any agreement to acquire any such securities or interest, except as set forth on Schedule 4.2. Each of BJ HLS, HZ HLS and HollySys Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted and as presently contemplated to be conducted.

4.3 No Conflict. Neither the execution nor delivery of this Agreement or any of the Transaction Documents or any of the other documents contemplated thereby nor the consummation of the transactions contemplated thereby will (i) except as set forth in Schedule 4.3, conflict with, result in a breach or violation of or constitute (or with notice of lapse of time or both constitute) a default under, (A) the charter documents of BJ HLS, HZ HLS or HollySys Subsidiary or (B) any law, statute, regulation, order, judgment or decree or any instrument, contract or other agreement to which BJ HLS, HZ HLS or HollySys Subsidiary is a party or by which any of them (or any of the properties or assets of BJ HLS, HZ HLS or HollySys Subsidiary) is subject or bound; (ii) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the assets of BJ HLS, HZ HLS or HollySys Subsidiary; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract to which BJ HLS, HZ HLS or HollySys Subsidiary is a party, or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to BJ HLS, HZ HLS or HollySys Subsidiary.

4.4 Consents and Approvals. Except as listed and described on Schedule 4.4, the execution and delivery of the Transaction Documents by the HollySys Stockholders do not, and the performance of the Transaction Documents by each of them will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents, approvals, authorizations or actions, or to make such filings or notifications, would not prevent any of them from performing any of their material obligations under the Transaction Documents and would not cause a HollySys Material Adverse Effect.

4.5 Financial Statements. Prior to the execution of this Agreement, HollySys has delivered to CNCAC consolidated balance sheets as at June 30, 2003, 2004 and 2005, and related consolidated statements of income and source and application of funds for the three years ended June 30, 2005, audited by HollySys’s Accountants, and the notes, comments, schedules, and supplemental data therein (collectively, the “2005 Financial Statements”) and an interim consolidated balance sheet as of September 30, 2005, and related consolidated statements of income and source and application of funds for the three months then ended, reviewed by HollySys’s accountants (collectively, the “September Financial Statements”). The 2005 Financial Statements and September Financial Statements will be prepared in accordance with PRC GAAP reconciled to US GAAP or prepared in accordance with US GAAP throughout the periods indicated and fairly present the consolidated financial condition of HollySys at their respective dates and the consolidated results of the operations of HollySys for the periods covered thereby in accordance with PRC GAAP reconciled to US GAAP or in accordance with US GAAP. The 2005 Financial Statements and September Financial Statements are included in Schedule 4.5 of this Agreement.

4.6 No Undisclosed Liabilities. Neither BJ HLS, HZ HLS nor HollySys Subsidiary has any liabilities, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on the September Financial Statements, (b) those since September 30, 2005, incurred in the ordinary course of business and consistent with prior practice, (c) liabilities which individually are less than $200,000, or (d) liabilities disclosed (or exempt from disclosure) pursuant to sections 4.9, 4.12, 4.14, 4.16, or 4.24. The September Financial Statements and Schedule 4.6 together contain an accurate and complete list and description and all liabilities of BJ HLS, HZ HLS and HollySys Subsidiary whether or not reflected or reserved against on the September Financial Statements which individually exceeds US $200,000 or, if related liabilities, exceed $200,000 (or the equivalent of US $200,000).

4.7 Real Property. The September Financial Statements and Schedule 4.7 together contain an accurate and complete list and description of all real estate owned by BJ HLS, HZ HLS and HollySys Subsidiary as well as any other real estate that is in the possession of or leased by BJ HLS, HZ HLS and HollySys Subsidiary and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and lists and accurately describes any leases under which any such Real Property is possessed (the “Real Estate Leases”). Neither BJ HLS, HZ HLS nor HollySys Subsidiary is in default under any of the Real Estate Leases, and neither BJ HLS, HZ HLS nor HollySys Subsidiary is aware of any default by any of the lessors thereunder.

4.8 Certain Personal Property. The September Financial Statements and Schedule 4.8 together contain an accurate and complete list and description of the material fixed assets of BJ HLS, HZ HLS and HollySys Subsidiary specifying the location of all material items of tangible personal property of BJ HLS, HZ HLS and HollySys Subsidiary that were included in its respective September Financial Statements.

4.9 Non-Real Estate Leases. The September Financial Statements and Schedule 4.9 together contain an accurate and complete list and description of all assets and property (other than Real Property and Real Estate Leases) that are used as of the date of this Agreement in the operation of the Business and that are possessed by BJ HLS, HZ HLS or HollySys Subsidiary under an existing lease. All of such leases are referred to herein as the “Non-Real Estate Leases.” Neither BJ HLS, HZ HLS nor HollySys Subsidiary is in default under any of the Non-Real Estate Leases, and Neither BJ HLS, HZ HLS nor HollySys Subsidiary is aware of any default by any of the lessors hereunder.

4.10 Accounts Receivable. The accounts receivable of HollySys, both (i) as reflected on the September Financial Statements, and (ii) created after September 30, 2005, are bona fide accounts receivable, created in the ordinary course of business and subject to historical rates of uncollected liabilities, as reserved against on the HollySys financial statements, are good and collectible within periods of time normally prevailing in the industry at the aggregate recorded amounts thereof.

4.11 Inventory. The inventory of HollySys and HollySys Subsidiary consists of items of quality and quantity useable or saleable in the ordinary course of business at regular sales prices, subject to (a) changes in price levels as a result of economic and market conditions and (b) reserves reflected in the respective September Financial Statements for spoiled and discontinued items.

4.12 Contracts, Obligations and Commitments. Except as set forth in the September Financial Statements and on Schedule 4.12 together, other than the Real Estate Leases and the Non-Real Estate Leases, neither BJ HLS, HZ HLS nor HollySys Subsidiary has any existing contract, obligation or commitment (written or oral) of any nature (other than obligations involving payments of less than $500,000 individually), including without limitation the following:

(a) Employment, bonus, severance or consulting agreements, retirement, stock bonus, stock option, or similar plans;

(b) Loans or other agreements, notes, indentures or instruments relating to or evidencing indebtedness for borrowed money or mortgaging, pledging or granting or creating a lien or security interest or other encumbrance on any of the assets of BJ HLS, HZ HLS or HollySys Subsidiary or any agreement or instrument evidencing any guaranty by BJ HLS, HZ HLS or HollySys Subsidiary of payment or performance by any other Person;

(c) Agreements of any kind relating to employment matters such as labor agreements or agreements providing for benefits under any plan;

(d) Any contract or series of contracts with the same Person for the furnishing or purchase of equipment, goods or services, except for purchase and sales orders in the ordinary course of business;

(e) Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which BJ HLS, HZ HLS or HollySys Subsidiary is a party or by which it is bound;

(f) Agreements which limit the freedom of BJ HLS, HZ HLS or HollySys Subsidiary to compete in any line of business or in any geographic area or with any Person;

(g) Agreements providing for disposition of the assets, businesses or a direct or indirect ownership interest in BJ HLS, HZ HLS or HollySys Subsidiary;

(h) Any contract, commitment or arrangement not made in the ordinary course of business of BJ HLS, HZ HLS or HollySys Subsidiary; or

(i) Agreements with any Governmental Authority.

Except as set forth on Schedule 4.12, each Contract to which BJ HLS, HZ HLS or HollySys Subsidiary is a party is a valid and binding obligation of such party and, to the best of the knowledge of BJ HLS, HZ HLS, HollySys Subsidiary and the HollySys Stockholders, is enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors’ rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law), and is in full force and effect (except for any Contracts which by their terms expire after the date hereof or are terminated after the date hereof in accordance with the terms thereof, provided, however, that neither BJ HLS, HZ HLS nor HollySys Subsidiary will terminate any Contract after the date hereof without the prior written consent of CNCAC, which consent shall not be unreasonably withheld or delayed), and neither BJ HLS, HZ HLS nor HollySys Subsidiary has breached any material provision of, nor is in default in any material respect under the terms of any of the Contracts.

4.13 Licenses, Permits, Etc. Schedule 4.13 contains an accurate and complete list and description of all material Permits used in or necessary for the ownership and operation of the Business, and true, complete and accurate copies of all Permits previously have been delivered to CNCAC. BJ HLS, HZ HLS and HollySys Subsidiary possesses all Permits necessary, in all material respects, to own and operate its portion of the Business. All such Permits are in full force and effect and BJ HLS, HZ HLS and HollySys Subsidiary and the officers, directors and employees of BJ HLS, HZ HLS and HollySys Subsidiary have complied and BJ HLS, HZ HLS and HollySys Subsidiary will comply, and BJ HLS, HZ HLS and HollySys Subsidiary shall cause its respective officers, directors and employees to comply, in all material respects with all terms of such Permits and will take any and all actions necessary to ensure that all such Permits remain in full force and effect and that the terms of such Permits are not violated through the Closing Date. Neither BJ HLS, HZ HLS nor HollySys Subsidiary is in default in any material respect under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the Transaction Documents or any of the other documents contemplated hereby nor the consummation of the transactions contemplated hereby or thereby nor compliance by BJ HLS, HZ HLS and HollySys Subsidiary with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the Business. True, complete and correct copies of Permits issued to BJ HLS, HZ HLS and HollySys Subsidiary have previously delivered to CNCAC.

4.14 Intellectual Property Rights.

(a) Intellectual Property. Schedule 4.14(a) contains an accurate and complete list and description of all Intellectual Property used by BJ HLS, HZ HLS and HollySys Subsidiary in connection with the Business, specifying as to each (i) the nature of such right, (ii) the ownership thereof, (iii) the Governmental Authority that has issued or recorded a registration or certificate or similar document with respect thereto or with which an application for such a registration, certificate or similar document is pending and (iv) any applicable registration, certificate or application number.

(b) Other Intellectual Property Rights. Schedule 4.14(b) includes an accurate and complete list and description of all material inventions and trade secrets that BJ HLS, HZ HLS and HollySys Subsidiary has formally documented and that are owned, used, controlled, authorized for use or held by, or licensed to, BJ HLS, HZ HLS and HollySys Subsidiary that relate to or are necessary to the Business, including as conducted at or prior to Closing or as proposed to be conducted by BJ HLS, HZ HLS and HollySys Subsidiary, together with a designation of the ownership thereof.

(c) Software. Schedule 4.14(c) includes an accurate and complete list and description of all Software used by BJ HLS, HZ HLS and HollySys Subsidiary in connection with the Business, including as conducted at or prior to Closing or as proposed to be conducted by BJ HLS, HZ HLS and HollySys Subsidiary, together with a designation of ownership.

(d) Out-Bound Licenses. Schedule 4.14(d) includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which (i) any Person is authorized to use any Intellectual Property rights used in connection with the Business or (ii) any right of BJ HLS, HZ HLS or HollySys Subsidiary in, or such entity’s use of, any Intellectual Property right used in connection with the Business is otherwise materially affected.
(e) In-Bound Licenses. Schedule 4.14(e) includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which BJ HLS, HZ HLS and HollySys Subsidiary is authorized to use, or can be authorized to use (through, for example, the grant of a sublicense), any Intellectual Property owned by any other Person (including any rights enjoyed by BJ HLS, HZ HLS and HollySys Subsidiary by reason of its relationship with one of its affiliates) in connection with the Business.

(f) Ownership. As of the date hereof, BJ HLS, HZ HLS and HollySys Subsidiary owns, and at the Closing Date, will own all right, title and interest in and to all Intellectual Property rights used in connection with the Business, and those Intellectual Property rights were developed and created solely by employees of such entity acting within the scope of their employment or by third parties (all of which employees and third parties have validly and irrevocably assigned all of their rights therein to such entity) and BJ HLS, HZ HLS and HollySys Subsidiary is duly and validly licensed to use all other Intellectual Property used in connection with the Business, free and clear of royalties (except as otherwise set forth in Schedule 4.14(g)). Neither BJ HLS, HZ HLS nor HollySys Subsidiary has assigned or transferred ownership of, agreed to so assign or transfer ownership of, or granted any exclusive license of or exclusive right to use, any Intellectual Property used in connection with the Business.

(g) Royalties. Except for licenses listed and accurately and completely described on the September Financial Statements or Schedule 4.14(g) as royalty-bearing, there are (and will be upon Closing) no royalties, honoraria, fees, or other payments payable by BJ HLS, HZ HLS or HollySys Subsidiary to any Person by reason of the ownership, use, license, sale, or disposition of any Intellectual Property used in connection with the Business.

(h) Infringement. The Intellectual Property used in connection with the Business by BJ HLS, HZ HLS and HollySys Subsidiary does not infringe or misappropriate any Intellectual Property rights of any Person under the laws of any jurisdiction.

No notice, claim or other communication (in writing or otherwise) has been received from any Person: (A) asserting any ownership interest in any material Intellectual Property used in connection with the Business; (B) asserting any actual, alleged, possible or potential infringement, misappropriation or unauthorized use or disclosure of any Intellectual Property used in connection with the Business, defamation of any Person, or violation of any other right of any Person (including any right to privacy or publicity) by BJ HLS, HZ HLS or HollySys Subsidiary or relating to the Intellectual Property used in connection with the Business; or (C) suggesting or inviting BJ HLS, HZ HLS or HollySys Subsidiary to take a license or otherwise obtain the right to use any Intellectual Property in connection with the Business. To the best of its knowledge, no Person is infringing, misappropriating, using or disclosing in an unauthorized manner any Intellectual Property used in connection with the Business owned by, exclusively licensed to, held by or for the benefit of, or otherwise controlled by BJ HLS, HZ HLS or HollySys Subsidiary.

(i) Proceedings. Except as set forth on Schedule 4.14(i), there are no current or, to the best of its knowledge, threatened Proceedings (including but not limited to any interference, reexamination, cancellation, or opposition proceedings) arising out of a right or claimed right of any person before any Governmental Authority anywhere in the world related to any Intellectual Property used in connection with the Business owned by, exclusively licensed to, held by or for the benefit of, or otherwise controlled by BJ HLS, HZ HLS or HollySys Subsidiary.

4.15 Title to and Condition of Assets.

(a) BJ HLS, HZ HLS and HollySys Subsidiary has good and marketable title to all the properties and assets owned by it. Except as set forth in the September Financial Statements and Schedule 4.15 together, none of such properties and assets is subject to any Lien, option to purchase or lease, easement, restriction, covenant, condition or imperfection of title or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise.

(b) To the best knowledge of BJ HLS, HZ HLS and HollySys Subsidiary, except as set forth in Schedule 4.15, all buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property, including but not limited to the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all material respects to all applicable Laws of every Governmental Authority having jurisdiction over any of the Real Property, and every instrumentality or agency thereof. There are no unsatisfied requests for any repairs, restorations or improvements to the Real Property from any Person, including without limitation any Governmental Authority, except such requests of employees as have been denied in the exercise of prudent business and operational practices. There are no outstanding contracts made by BJ HLS, HZ HLS or HollySys Subsidiary for any improvements to the Real Property which have not been fully paid for. No person, other than BJ HLS, HZ HLS and HollySys Subsidiary, owns any equipment or other tangible assets or properties situated on the Real Property or necessary to the operation of the Business, except for leased items disclosed in Schedule 4.9 hereto.

(c) The use and operation of the Real Property is in full compliance in all material respects with all Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, BJ HLS, HZ HLS and HollySys Subsidiary shall have the right under all Laws to continue the use and operation of the Real Property in the conduct of the Business. Neither BJ HLS, HZ HLS nor HollySys Subsidiary has received any notice of any violation (or claimed violation) of or investigation regarding any Laws.

(d) To the best knowledge of BJ HLS, HZ HLS and HollySys Subsidiary, none of the buildings, structures and other improvements located on the Real Property, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property in any manner which would have a HollySys Material Adverse Effect on the condition (financial or otherwise), assets, operations or results of operations of BJ HLS, HZ HLS or HollySys Subsidiary, nor does any building or structure of any third party encroach upon the Real Property or any easement or right of way benefiting the Real Property. To the best knowledge of BJ HLS, HZ HLS and HollySys Subsidiary, the Real Property and its continued use, occupancy and operation as used, occupied and operated in the conduct of the Business does not constitute a nonconforming use under any Law.

(e) Neither BJ HLS, HZ HLS nor HollySys Subsidiary has received written notice of, or otherwise had knowledge of, any condemnation, fire, health, safety, building, environmental, hazardous substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have an effect on the ownership, use and operation of any portion of the Real Property for its intended purpose or the value of any material portion of the Real Property, nor has BJ HLS, HZ HLS or HollySys Subsidiary received written notice of any special assessment proceedings affecting any of the Real Property.

(f) To the best knowledge of BJ HLS, HZ HLS and HollySys Subsidiary, all water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable law are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities to permit full compliance with the requirement of all Laws. To the best knowledge of BJ HLS, HZ HLS and HollySys Subsidiary, no fact or condition exists which could result in the termination or reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

(g) All Permits, certificates, easements and rights of way, including proof of dedication, required from all governmental entities having jurisdiction over the Real Property for the use and operation of the Real Property in the conduct of the Business and to ensure vehicular and pedestrian ingress to and egress from the Real Property have been obtained.

(h) Neither BJ HLS, HZ HLS nor HollySys Subsidiary has received written notice and has any knowledge of any pending or threatened condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

(i) No portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored to its original condition.

(j) There are no encroachments or other facts or conditions affecting the Real Property that would be revealed by an accurate survey thereof which would, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation thereof as used, occupied and operated in the conduct of the Business.

4.16 Taxes, Tax Returns and Audits. Except as specifically set forth in the September Financial Statements or Schedule 4.16, (i) BJ HLS, HZ HLS and HollySys Subsidiary has filed on a timely basis (taking into account any extensions received from the relevant taxing authorities) all returns and reports pertaining to all Taxes that are or were required to be filed by BJ HLS, HZ HLS and HollySys Subsidiary with the appropriate taxing authorities in all jurisdictions in which such returns and reports are or were required to be filed, and all such returns and reports are true, correct and complete in all material respects, (ii) all Taxes that are due from or may be asserted against BJ HLS, HZ HLS and HollySys Subsidiary (including deferred Taxes) in respect of or attributable to all periods ending on or before the Closing Date have been or will be fully paid, deposited or adequately provided for on the books and financial statements of BJ HLS, HZ HLS and HollySys Subsidiary or are being contested in good faith by appropriate proceedings, (iii) no issues have been raised (or are currently pending) by any taxing authority in connection with any of the returns and reports referred to in clause (a) which might be determined adversely to BJ HLS, HZ HLS or HollySys Subsidiary and which could have a HollySys Material adverse effect, (iv) Neither BJ HLS, HZ HLS nor HollySys Subsidiary has given or requested to give waivers or extensions of any statute of limitations with respect to the payment of Taxes and (e) no tax liens which have not been satisfied or discharged by payment or concession by the relevant taxing authority or as to which sufficient reserves have not been established on the books and financial statements of BJ HLS, HZ HLS and HollySys Subsidiary are in force as of the date hereof. Schedule 4.16 sets forth all accurate and complete list of each taxing authority to which BJ HLS, HZ HLS and HollySys Subsidiary are required or may be required to file notices, returns or payments, with a brief description of the tax or exemption applicable to BJ HLS, HZ HLS and HollySys Subsidiary.

4.17 Absence of Certain Changes. Except as set forth on Schedule 4.17 or agreed by CNCAC in advance and incurred in ordinary business in compliance with past practice, neither BJ HLS, HZ HLS nor HollySys Subsidiary has, since September 30, 2005:

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

(b) borrowed or agreed to borrow any funds exceeding $1,000,000 (or other currency equivalent) except current bank borrowings not in excess of the amount thereof shown on the September Financial Statements;

(c) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $1,000,000 (or other currency equivalent), except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

(d) discharged or satisfied any encumbrance exceeding $1,000,000 (or other currency equivalent) other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the 2005 Financial Statements and liabilities incurred since June 30, 2005 in the ordinary course of business and consistent with prior practice;

(e) sold, transferred, leased to others or otherwise disposed of any assets exceeding $1,000,000 (or other currency equivalent), except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

(f) received any notice of termination of any Contract, Lease or other agreement, or suffered any damage, destruction or loss exceeding $1,000,000 (or other currency equivalent) (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, a HollySys Material Adverse Effect;

(g) had any material change in its relations with its employees or agents, clients or insurance carriers which has had or might reasonably be expected to have a HollySys Material Adverse Effect;

(h) transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property or modified any existing rights with respect thereto;

(i) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to any shareholder of BJ HLS, HZ HLS or HollySys Subsidiary or any affiliate of any shareholder of BJ HLS, HZ HLS or HollySys Subsidiary, or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock, or made or agreed to make any payment to any shareholder of BJ HLS, HZ HLS or HollySys Subsidiary or any affiliate of any shareholder of any BJ HLS, HZ HLS or HollySys Subsidiary, whether on account of debt, management fees or otherwise;

(j) suffered any other material adverse effect in its assets, liabilities, financial condition, results of operations or business; or

(k) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (j)).

4.18 Employee Plans; Labor Matters. The 2005 Financial Statements and Schedule 4.18 together contain an accurate and complete list and description of all employee benefits, including without limitation pension, medical insurance, work related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits, which BJ HLS, HZ HLS and HollySys Subsidiary are obligated to pay, including amounts and recipients of such payments. Except as disclosed in the September Financial Statements or Schedule 4.18, BJ HLS, HZ HLS and HollySys Subsidiary has complied with all applicable Laws relating to employment benefits, including, without limitation, pension, medical insurance, work-related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits. All contributions or payments required to be made by BJ HLS, HZ HLS and HollySys Subsidiary with respect to employee benefits have been made on or before their due dates. Except as disclosed in the 2005 Financial Statements or Schedule 4.18, all such contributions and payments required to be made by any employees of HollySys Subsidiary with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of BJ HLS, HZ HLS or HollySys Subsidiary.

4.19 Compliance with Law. The Business has been conducted, and is now being conducted, by BJ HLS, HZ HLS and HollySys Subsidiary in compliance in all material respects with all applicable Laws. Neither BJ HLS, HZ HLS nor HollySys Subsidiary and no officers, directors and employees of BJ HLS, HZ HLS or HollySys Subsidiary (i) is, and during the past five years was, in violation of, or not in compliance with, in any material respect all such applicable Laws with respect to the conduct of the Business; and (ii) has received any notice from any Governmental Authority, and to the best of its knowledge, no Action is threatened which alleges that BJ HLS, HZ HLS or HollySys Subsidiary has violated, or not complied with, any of the above.

4.20 No Illegal or Improper Transactions. Neither BJ HLS, HZ HLS nor HollySys Subsidiary nor any other officer, director, employee, agent or affiliate of BJ HLS, HZ HLS or HollySys Subsidiary has offered, paid or agreed to pay to any Person or entity (including any governmental official) or solicited, received or agreed to receive from any such Person or entity, directly or indirectly, in any manner which is in violation of any applicable policy of BJ HLS, HZ HLS or HollySys Subsidiary, ordinance, regulation or law, any money or anything of value for the purpose or with the intent of (i) obtaining or maintaining business for BJ HLS, HZ HLS or HollySys Subsidiary, (ii) facilitating the purchase or sale of any product or service, or (iii) avoiding the imposition of any fine or penalty.

4.21 Related Transactions. Except as set forth in the 2005 Financial Statements or Schedule 4.21, and except for compensation to employees for services rendered, neither BJ HLS, HZ HLS nor HollySys Subsidiary and no other current or former director, officer, employee or shareholder or any associate (as defined in the rules promulgated under the Exchange Act) of BJ HLS, HZ HLS or HollySys Subsidiary is presently, or during the last three fiscal years has been, (a) a party to any transaction with any BJ HLS, HZ HLS or HollySys Subsidiary (including, but not limited to, any Contract providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or shareholder or such associate), or (b) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a present (or potential) competitor, supplier or customer of BJ HLS, HZ HLS or HollySys Subsidiary nor does any such Person receive income from any source other than BJ HLS, HZ HLS or HollySys Subsidiary which relates to the business of, or should properly accrue to, BJ HLS, HZ HLS or HollySys Subsidiary.

4.22 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of BJ HLS, HZ HLS and HollySys Subsidiary are complete and correct in all material respects, and there have been no material transactions involving BJ HLS, HZ HLS or HollySys Subsidiary which are required to be set forth therein and which have not been so set forth.

4.23 Insurance. Schedule 4.23 sets forth a complete list and complete and accurate description of all insurance policies maintained by BJ HLS, HZ HLS and HollySys Subsidiary which are in force as of the date hereof and the amounts of coverage thereunder. During the past three years, neither BJ HLS, HZ HLS nor HollySys Subsidiary has been refused insurance in connection with the Business, nor has any claim in excess of $10,000 been made in respect of any such agreements or policies, except as set forth in Schedule 4.23 hereto. Such insurance is adequate to protect BJ HLS, HZ HLS and HollySys Subsidiary and its financial condition against the risks involved in the conduct of the Business.

4.24 Litigation. Except as set forth in Schedule 4.24, there are no Actions by any Governmental Authority or Person by or against BJ HLS, HZ HLS or HollySys Subsidiary, nor to the best of its knowledge, any threatened Action by any Governmental Authority or Person against BJ HLS, HZ HLS or HollySys Subsidiary. Neither BJ HLS, HZ HLS nor HollySys Subsidiary or any of their respective property is subject to any Action by a Governmental Authority or Person which would cause a HollySys Material Adverse Effect.

4.25 Settled Litigation. Schedule 4.25 sets forth a description of all threatened, withdrawn, settled or litigated claims against BJ HLS, HZ HLS or HollySys Subsidiary during the last three years.

4.26 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder.

4.27 Affiliates. BJ HLS owns the following interests: (i) 37.5% of New Huake Electronics Technology Co., Ltd.; (ii) 40% of HollySys Electric Tech. Co., Ltd.; (iii) 40% of HollySys information Technology Co., Ltd., (iv) 89.11% of Beijing HollySys Zhonghao Automation Engineering Technology Co., Ltd.; (v) 16.96% of Beijing HollySys Hengye Science & Technology Co., Ltd.; (vi) 72% of Shenzhen HollySys Automation Engineering Co., Ltd.; (vii) 5% of Zhongjijing Investment & Consulting Co., Ltd.; (viii) 20% of HollySys Equipment Technology Co., Ltd. and (ix) 50% of Beijing Tech-Energy Co. (collectively, the “Affiliates”). There are no contracts between any Affiliate and either BJ HLS and HZ HLS that would require disclosure under Section 4.12 or licenses of Intellectual Property Rights to an Affiliate by either BJ HLS, HZ HLS or the HollySys Subsidiary that would require disclosure under Section 4.14.

4.28 Disclosure. No representation or warranty by BJ HLS, HZ HLS, HollySys Subsidiary or each HollySys Stockholder contained in this Agreement and no information contained in any Schedule or other instrument furnished or to be furnished to CNCAC pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

4.29 Survival of Representations and Warranties. The representations and warranties of BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder set forth in ARTICLE IV of this Agreement shall survive the Closing for a period of four years, except that the representations and warranties set forth in Sections 4.1, 4.2 and 4.3 shall survive without limitation as to time and the representations and warranties set forth in Section 4.16 shall survive until the expiration of the statute of limitations with respect to each respective Tax.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF CNCAC

CNCAC represents and warrants to HollySys Holdings, BJ HLS, HZ HLS and each HollySys Stockholder as follows, and after Chardan Sub has been set up by CNCAC, the representations and warranties set forth in Section 5.2(c), 5.3, 5.4, 5.6, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.15, 5.16 apply to Chardan Sub:

5.1 Organization. CNCAC is, and Chardan Sub will be, a corporation duly organized, validly existing and in good standing under the law of Delaware and BVI, respectively.

5.2 Capitalization.

(a) Capitalization.

(i) The authorized capital stock of CNCAC includes 20,000,000 shares of common stock and 1,000,000 shares of preferred stock of which 7,000,000 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. There are warrants outstanding to purchase up to 11,500,000 shares of common stock at a current exercise price of $5.00 per share (the number and price subject to adjustment), expiring August 2, 2009 and an option to purchase 250,000 units exercisable at $7.50 per unit, with each unit being comprised of one share of common stock and two warrants, with each such warrant issuable upon exercise of a unit being exercisable for one share at $6.65. Except as set forth in this Section 5.2, there are no other options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital stock of CNCAC.

(ii) As of the Closing, the authorized capital stock of Chardan Sub will include 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, of which 100 shares of common stock will be issued and outstanding held by CNCAC and no shares of preferred stock will be issued and outstanding. As of the Closing, there will be no options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital stock of Chardan Sub.

(iii) Upon the merger of CNCAC with and into Chardan Sub, for the purpose of re-domestication into the BVI, (i) each outstanding share of CNCAC will be converted into one share of Chardan Sub, and the existing 100 shares of Chardan Sub Stock issued and outstanding will be extinguished as a contribution to capital, and (ii) there will be assumed the obligation to issue shares of common stock upon exercise of the currently outstanding CNCAC warrants and options.

(iv) Upon the acquisition of HollySys Holdings as contemplated by this Agreement, there will be issued the shares of CNCAC as set forth elsewhere in this Agreement.

(b) Ownership. CNCAC will be the registered and sole beneficial owner of all the currently issued and outstanding shares of Chardan Sub Stock, aggregating 100 shares.

(c) Disputes. There are no disputes, arbitrations or litigation proceedings involving CNCAC with respect to the common stock and outstanding warrants, options and other rights relating to the capital stock of CNCAC.

(d) Issuances. Except for the issuance of common stock, warrants and options as set forth in the SEC Reports of Chardan and the Registration Statement on Form S-1, SEC Registration Statement No. 333-125016, there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of CNCAC.

5.3 Authority and Corporate Action; No Conflict.

(a) CNCAC has all necessary corporate power and authority to enter this Agreement and, subject to the requirement to obtain stockholder approval, to consummate the transactions contemplated hereby. Except for the actions required to redomesticate CNCAC in the British Virgin Islands, all board of directors action necessary to be taken by CNCAC to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and all other agreements delivered in connection with this transaction has been duly and validly taken. This Agreement has been duly executed and delivered by CNCAC and constitutes the valid, binding, and enforceable obligation of CNCAC, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy and (iii) as enforceability may be limited by the absence of stockholder approval.

(b) Neither the execution and delivery of this Agreement or any of the other documents contemplated hereby by CNCAC nor (assuming receipt of stockholder approval) the consummation of the transactions contemplated hereby or thereby will (i) conflict with, result in a breach or violation of or constitute (or with notice of lapse of time or both constitute) a default under, (A) the Certificate of Incorporation or By-Laws of CNCAC or (B) any law, statute, regulation, order, judgment or decree or any instrument contract or other agreement to which CNCAC is a party or by which CNCAC (or any of the properties or assets of CNCAC) is subject or bound; (ii) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the assets of CNCAC; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract to which CNCAC is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to CNCAC.

5.4 Consents and Approvals. Other than the requirement to obtain stockholder approval and satisfy the redomestication and merger requirements of Delaware and the British Virgin Islands, the execution and delivery of this Agreement and the Transaction Documents by CNCAC does not, and the performance of this Agreement and the Transaction Documents by each will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents, approvals, authorizations or actions, or to make such filings or notifications, would not prevent it from performing any of its material obligations under this Agreement and the Transaction Documents.

5.5 Valid Issuance of Chardan Sub Stock. The shares of Chardan Sub Stock to be issued to the HollySys Stockholders will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued and will constitute legally binding obligations of Chardan Sub in accordance with their terms and will have been issued in compliance with all applicable federal and state securities laws.

5.6 Financial Statements.

(a) The audited consolidated financial statements and the unaudited consolidated financial statements of CNCAC included in CNCAC’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 fairly present in conformity with GAAP applied on a consistent basis the financial position and assets and liabilities of CNCAC as of the dates thereof and CNCAC’s results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statement, to normal, recurring year-end adjustments which were not or are not expected to be material in amount). The balance sheet of CNCAC as of September 30, 2005 that is included in such financial statements is referred to herein as “CNCAC’s Balance Sheet.”

(b) Attached hereto as Schedule 5.6(b) is an unaudited, unreviewed balance sheet of CNCAC prepared by management of CNCAC as of a date within seven days prior to the date of this Agreement, prepared in accordance with GAAP, applied on a consistent basis with prior practice of CNCAC.

5.7 SEC Reports.

(a) CNCAC has delivered to HollySys or has made available by publicly available filing, (i) CNCAC’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (ii) CNCAC’s prospectus, dated August 2, 2005, relating to its initial public offering of securities, and (iii) all other reports filed by CNCAC under the Exchange Act (all of such materials, together with any amendments thereto and documents incorporated by reference therein, are referred to herein as the “SEC Reports”).

(b) As of its filing date or, if applicable, its effective date, each SEC Report complied in all material respects with the requirements of the Laws applicable to CNCAC for such SEC Report, including the Securities Act and the Exchange Act.

(c) Each SEC Report as of its filing date and the prospectus referred to in clause (iii) of Section 5.7(a), as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. CNCAC has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Closing Date and has otherwise materially complied with all requirements of the Securities Act and the Exchange Act.

5.8 Trust Fund. As of the date hereof and at the Closing Date, CNCAC has and will have no less than $30,000,000 invested in Government Securities in a trust account with Lehman Brothers, administered by Continental Stock Transfer & Trust Company, less such amounts, if any, as CNCAC is required to pay to stockholders who elect to have their shares redeemed in accordance with the provisions of CNCAC’s Certificate of Incorporation.

5.9 No Undisclosed Liabilities. CNCAC does not have any liabilities, debts or cash contingencies, pledges in any form, obligations, undertakings or arrangements, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on CNCAC’s Balance Sheet; and (b) those incurred since September 30, 2005 in the ordinary course of business and consistent with prior practice.

5.10 Absence of Certain Changes. Except as contemplated by this Agreement and those incurred in ordinary business consistent with past practice, CNCAC has not, since September 30, 2005:

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

(b) been removed from trading on the OTC-BB because of a breach or violation of any applicable laws, or received notice by any security supervisory agencies warning or punishing CNCAC due to a violation of exchange market rules or receive notice of termination or suspension in trading on the OTC-BB, except for suspensions for trading in normal situations;

(c) borrowed or agreed to borrow any funds exceeding $200,000, except current bank borrowings not in excess of the amount thereof shown on the Balance Sheet;

(d) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $200,000, except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

(e) discharged or satisfied any encumbrance exceeding $200,000 other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the Balance Sheet and liabilities incurred since September 30, 2005 in the ordinary course of business and consistent with prior practice;

(f) sold, transferred, leased to others or otherwise disposed of any assets exceeding $100,000, except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

(g) received any notice of termination of any Contract, Lease or other agreement, or suffered any damage, destruction or loss exceeding $100,000 (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, a material adverse effect on the business or financial condition of CNCAC (“CNCAC Material Adverse Effect”);

(h) had any material change in its relations with its employees or agents, clients or insurance carriers which has had or might reasonably be expected to have a CNCAC Material Adverse Effect;

(i) suffered any other serious material adverse effect in its assets, liabilities, financial condition, results of operations or business; or

(j) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (i)).

5.11 Compliance with Law. The business of CNCAC has been conducted, and is now being conducted, in compliance in all material respects with all applicable Laws. CNCAC and its officers, directors and employees (i) are not, and during the periods of CNCAC’s existence were not, in violation of, or not in compliance with, in any material respect all such applicable Laws with respect to the conduct of the businesses of CNCAC; and (ii) have not received any notice from any Governmental Authority, and to the best of the knowledge of CNCAC none is threatened, alleging that CNCAC has violated, or not complied with, any of the above.

5.12 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best of the knowledge of CNCAC, threatened against CNCAC at law or in equity before any Governmental Authority. Neither CNCAC nor any of their property is subject to any order, judgment, injunction or decree that would have a material adverse effect on the business or financial condition of CNCAC.

5.13 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transaction contemplated by this Agreement based upon arrangements made by or on behalf of CNCAC.

5.14 Survival of Representations and Warranties. The representations and warranties of CNCAC set forth in this Agreement shall survive the Closing for a period of four years, except that the representations in Section 5.2 shall survive without limitation as to time.

5.15 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of CNCAC are complete and correct in all material respects, and there have been no material transactions involving CNCAC which are required to be set forth therein and which have not been so set forth.

5.16 Disclosure. No representation or warranty by CNCAC contained in this Agreement and no information contained in any Schedule or other instrument furnished or to be furnished to BJ HLS, HZ HLS or the HollySys Stockholders pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

ARTICLE VI
COVENANTS REGARDING HOLLYSYS, HOLLYSYS SUBSIDIARY
AND THE HOLLYSYS STOCKHOLDERS

6.1 Conduct of the Business. Each HollySys Stockholder covenants and agrees that, from the date hereof through the Closing Date, except as otherwise set forth in this Agreement or with the prior written consent of CNCAC, they shall, and shall use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to:

(a) conduct the Business only in the ordinary course and in a manner consistent with the current practice of the Business, except as required to reorganize for the purpose of satisfying Section 6.14 hereof, to preserve substantially intact the business organization of BJ HLS, HZ HLS and HollySys Subsidiary, to keep available the services of the current employees of BJ HLS, HZ HLS and HollySys Subsidiary, to preserve the current relationships of BJ HLS, HZ HLS and HollySys Subsidiary with customers and other persons with which BJ HLS, HZ HLS and HollySys Subsidiary has significant business relations and to comply with all Laws;

(b) except as required to reorganize for the purpose of satisfying Section 6.14 hereof, not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the stock of HollySys Holdings, BJ HLS, HZ HLS, or HollySys Subsidiary, or enter into any discussions or negotiations with any other party to do so;

(c) not pledge, sell, lease, transfer, dispose of or otherwise encumber any property or assets of BJ HLS, HZ HLS or HollySys Subsidiary, other than consistent with past practices and in the ordinary course of business of BJ HLS, HZ HLS and HollySys Subsidiary or enter into any discussions or negotiations with any other party to do so;

(d) except as required to reorganize for the purpose of satisfying Section 6.14 hereof, not issue any shares of capital stock of HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary or any options therefor or any securities convertible into or exchangeable for capital stock of HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary or enter into any agreements in respect of the ownership or control of such capital stock;

(e) not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding shares of capital stock of HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of BJ HLS, HZ HLS or HollySys Subsidiary;

(f) not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any officer or employee of BJ HLS, HZ HLS or HollySys Subsidiary or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable law or regulations;

(g) not to amend the Memorandum and Articles of Association (or other organizational documents) of HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary;

(h) except as required to reorganize for the purpose of satisfying Section 6.14, not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

(i) not to make any payments outside the ordinary course of business; and

(j) not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

6.2 Access to Information. Between the date of this Agreement and the Closing Date, the HollySys Stockholders will, and will use their best efforts to cause BJ HLS, HZ HLS and HollySys Subsidiary to, (i) permit CNCAC and its Representatives reasonable access to all of the books, records, reports and other related materials, offices and other facilities and properties of BJ HLS, HZ HLS, HollySys Subsidiary and the Business; (ii) permit CNCAC and its Representatives to make such inspections thereof as CNCAC may reasonably request; and (iii) furnish CNCAC and its Representatives with such financial and operating data (including without limitation the work papers of HollySys’s Accountants) and other information with respect to HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary and the Business as CNCAC may from time to time reasonably request.

6.3 Insurance. Through the Closing Date, the HollySys Stockholders shall use their best efforts to cause BJ HLS, HZ HLS and HollySys Subsidiary to maintain insurance policies providing insurance coverage for the Business and the assets of BJ HLS, HZ HLS and HollySys Subsidiary of the kinds, in the amounts and against the risks as are commercially reasonable for the businesses and risks covered.

6.4 Protection of Confidential Information; Non-Competition.

(a) Confidential Information. Each HollySys Stockholder acknowledges that:

(i) As a result of their stock ownership of and employment by BJ HLS, HZ HLS HollySys Subsidiary, they have obtained secret and confidential information concerning the Business including, without limitation, financial information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

(ii) BJ HLS, HZ HLS and HollySys Subsidiary will suffer substantial damage which will be difficult to compute if they should divulge Confidential Information or enter a business competitive with that of BJ HLS, HZ HLS or HollySys Subsidiary.

(iii) The provisions of this Section are reasonable and necessary for the protection of the Business.

(b) Maintain Confidentiality. Each HollySys Stockholder agrees to not at any time after the date hereof divulge to any person or entity any Confidential Information obtained or learned as a result of stock ownership of BJ HLS, HZ HLS or HollySys Subsidiary and employment by BJ HLS, HZ HLS or HollySys Subsidiary except (i) with the express written consent of CNCAC on or before the Closing Date and of Chardan Sub’s Board of Directors thereafter; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process. If any HollySys Stockholder shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, it will promptly, but in no event more than 72 hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, BJ HLS, HZ HLS or HollySys Subsidiary and, at the expense of BJ HLS, HZ HLS or HollySys Subsidiary, shall: (i) take all reasonably necessary steps required by BJ HLS, HZ HLS or HollySys Subsidiary to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit BJ HLS, HZ HLS or HollySys Subsidiary to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

(c) Records. At the Closing, each HollySys Stockholder will promptly deliver to BJ HLS, HZ HLS and HollySys Subsidiary all original memoranda, notes, records, reports, manuals, formula and other documents relating to the Business and all property associated therewith, which they then possess or have under their control; provided, however, that they shall be entitled to retain copies of such documents reasonably necessary to document their financial relationship with BJ HLS, HZ HLS and HollySys Subsidiary.

(d) Non-Compete. During the Non-Competition Period, no HollySys Stockholder, without the prior written permission of HollySys Holdings, shall, anywhere in the PRC, Hong Kong and Taiwan, directly or indirectly, (i) enter into the employ of or render any services to any person, firm or corporation engaged in any business which is a “Competitive Business” (as defined below); (ii) engage in any Competitive Business for his own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other person or entity to employ or retain, any person who was employed or retained by BJ HLS, HZ HLS, HollySys Subsidiary or any other HollySys Stockholder in the six-month period prior to the date that all relationships of such person terminates with BJ HLS, HZ HLS, HollySys Subsidiary or other HollySys Stockholder; or (v) solicit, interfere with, or endeavor to entice away from BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder, for the benefit of a Competitive Business, any of its customers or other persons with whom BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder has a business relationship. However, nothing in this Agreement shall preclude them from investing their personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on a national stock exchange or in the over-the-counter market and if such investment does not result in their beneficially owning, at any time, more than 1% of the publicly-traded equity securities of such Competitive Business.

(e) Injunctive Relief. If any HollySys Stockholder breaches, or threatens to breach, any of the provisions of Sections 6.4(b), (c) or (d), BJ HLS, HZ HLS and HollySys Subsidiary shall have the right and remedy to have the provisions of this Section 6.4 specifically enforced by any Governmental Authority, it being acknowledged and agreed by each HollySys Stockholder that any such breach or threatened breach will cause irreparable injury to BJ HLS, HZ HLS and HollySys Subsidiary and that money damages will not provide an adequate remedy.

(f) Modification of Scope. If any provision of Sections 6.4(b), (c) or (d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Authority making such determination shall have the power to modify such scope, duration, or area, or all of them, and such provision or provisions shall then be applicable in such modified form.

(g) Competitive Business. As used in this Agreement,

(i) “Competitive Business” means any business which operates in any aspect of the Business; and

(ii) “Non-Competition Period” means the period beginning on the Closing Date and ending on the later of five years from the Closing Date or two years after the date all relationships between the HollySys Stockholder and BJ HLS, HZ HLS or HollySys Subsidiary have been terminated, including relationships as a consultant or employee.

6.5 Post-Closing Assurances. From time to time after the Closing, at CNCAC’s request, the HollySys Stockholders will, and will use their best efforts to cause BJ HLS, HZ HLS and HollySys Subsidiary to, take such other actions and execute and deliver such other documents, certifications and further assurances as CNCAC may reasonably require in order to manage and operate BJ HLS, HZ HLS and HollySys Subsidiary and the Business, including but not limited to executing such certificates as may be reasonably requested by CNCAC’s Accountants in connection with any audit of the financial statements of BJ HLS, HZ HLS and HollySys Subsidiary for any period through the Closing Date.

6.6 No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, the HollySys Stockholders agree that they will not, and will use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary not to, (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for, (b) continue, propose or enter into any negotiations or discussions looking toward, or (c) enter into any agreement or understanding providing for any acquisition of any capital stock of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or of any part of their respective assets or the Business (in whole or in part), nor shall any HollySys Stockholder, HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary provide any information to any Person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. Each HollySys Stockholder shall immediately notify CNCAC of any such inquiries or proposals or requests for information for such purpose.

6.7 No Securities Transactions. No HollySys Stockholder nor any of their affiliates, directly or indirectly, shall engage in any transactions involving the securities of CNCAC prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The HollySys Stockholders shall use their best efforts to require each of the officers, directors, employees, agents and Representatives of HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to comply with the foregoing requirement.

6.8 Fulfillment of Conditions. The HollySys Stockholders shall use their best efforts to fulfill, and to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to fulfill, the conditions specified in Article IX to the extent that the fulfillment of such conditions is within their control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their best efforts to conduct the Business in such manner that on the Closing Date the representations and warranties of each HollySys Stockholder contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

6.9 Disclosure of Certain Matters. From the date hereof through the Closing Date, each HollySys Stockholder shall give CNCAC prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of each HollySys Stockholder contained herein to be inaccurate or otherwise misleading, (c) gives the HollySys Stockholder any reason to believe that any of the conditions set forth in Article IX will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of BJ HLS, HZ HLS or HollySys Subsidiary or (e) would require any amendment or supplement to the Proxy Statement.

6.10 Regulatory and Other Authorizations; Notices and Consents.

(a) The HollySys Stockholders shall use, and shall use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to use, their commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the Transaction Documents and will cooperate fully with CNCAC in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b) The HollySys Stockholders shall give, and shall use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to give, promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as CNCAC may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

(c) CNCAC shall cooperate and use all reasonable efforts to assist HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder in giving such notices and obtaining such consents and estoppel certificates; provided, however, that CNCAC shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which CNCAC in its sole discretion may deem adverse to the interests of CNCAC, HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or the Business.

6.11 Use of Intellectual Property. Each HollySys Stockholder acknowledges that from and after the Closing, all the Intellectual Property of any kind related to or used in connection with the Business shall be owned by BJ HLS, HZ HLS or HollySys Subsidiary, that no HollySys Stockholder nor any of their affiliates shall have any rights in the Intellectual Property and that no HollySys Stockholder nor any of their affiliates will contest the ownership or validity of any rights of Chardan Sub, HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary in or to the Intellectual Property.

6.12 Related Tax. Each HollySys Stockholder covenants and agrees to pay any tax and duties assessed on the part of such HollySys Stockholder in connection with, or as a result of the issuance of the Chardan Sub Stock and other consideration received pursuant to this Agreement required by any Governmental Authority.

6.13 HollySys Acquisition. The HollySys Stockholders shall do, and shall use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to do, all things necessary in order to effectuate and consummate the HollySys Holdings Stock Purchase.

6.14 HollySys Holdings. The HollySys Stockholders shall use their best efforts to complete the restructuring related to the formation and ownership of HollySys Holdings. The HollySys Stockholders shall use their best efforts to have HollySys Holdings obtain any required approval from its stockholders for the HollySys Holdings Stock Purchase.

6.15 HollySys Proxy Information. As a condition to CNCAC calling and holding the Stockholder Meeting (as hereinafter defined), the HollySys Stockholders will furnish, and shall use their best efforts to cause HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary to furnish, to CNCAC such information as is reasonably required by CNCAC for the preparation of the Proxy Statement (as hereinafter defined) in accordance with the requirements of the Commission (as hereinafter defined), including full and accurate descriptions of the Business, material agreements affecting the Business, BJ HLS, HZ HLS and HollySys Subsidiary and the reorganization of BJ HLS, HZ HLS and HollySys Subsidiary, the HollySys Stockholders and the audited consolidated financial statements of HollySys and HollySys Subsidiary for each of the three years ended June 30, 2005, which financial statements will include a balance sheet, statement of operations and statement of cash flows, prepared in accordance with either PRC GAAP reconciled to US GAAP or entirely in US GAAP, together with footnotes and interim consolidated quarterly financial statements for the quarter ended September 30, 2005, as required by the rules and regulations of the Commission for combination proxy statement disclosure (collectively, “HollySys Proxy Information”). The HollySys Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the HollySys Proxy Information not misleading.

6.16 Interim Financial Information. From the date of this Agreement until the Closing, the HollySys Stockholders shall use their best efforts to cause BJ HLS and HZ HLS to provide to CNCAC a copy of (i) the monthly internal management report of financial information concerning BJ HLS, HZ HLS and HollySys Subsidiary on an individual and consolidated basis, and (ii) a monthly pro forma balance sheet and income statement on an individual and consolidated basis for BJ HLS, HZ HLS and HollySys Subsidiary. The above interim financial information shall be delivered to CNCAC within twenty-five (25) days after each monthly anniversary of the date of this Agreement. BJ HLS, HZ HLS and HollySys Subsidiary will prepare the above financial information in good faith in accordance with PRC GAAP.

ARTICLE VII
COVENANTS OF CNCAC

7.1 Conduct of the Business. CNCAC covenants and agrees that, from the date hereof through the Closing Date, except (i) in the context of an unsolicited, bona fide written proposal for a superior transaction or consummation of a superior transaction, (ii) as otherwise set forth in this Agreement or (iii) with the prior written consent of the HollySys Stockholders, it shall:

(a) conduct its business only in the ordinary course and in a manner consistent with the current practice of their business, except as required to reorganize for the purpose of redomestication, to preserve substantially intact the business organization of each CNCAC and Chardan Sub (when established), to preserve the current relationships of CNCAC and Chardan Sub with customers and other persons with which they have has significant business relations and to comply with all Laws;

(b) except as required to reorganize for the purpose of redomestication, not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the capital securities of CNCAC or Chardan Sub (when established);

(c) except as required to reorganize for the purpose of redomestication, not pledge, sell, lease, transfer, dispose of or otherwise encumber any property or assets of CNCAC and Chardan Sub (when established), other than consistent with past practices and in the ordinary course of business of CNCAC and Chardan Sub (when established);

(d) except as required to reorganize for the purpose of redomestication, not issue any shares of capital stock of CNCAC and Chardan Sub (when established) or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of CNCAC and Chardan Sub (when established) or any options therefor or any securities convertible into or exchangeable for capital stock of CNCAC and Chardan Sub (when established) or enter into any agreements in respect of the ownership or control of such capital stock;

(e) not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding shares of capital stock of CNCAC and Chardan Sub (when established) or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of CNCAC and Chardan Sub (when established);

(f) not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any officer or employee of CNCAC and Chardan Sub (when established) or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable law or regulations;

(g) except as required to reorganize for the purpose of redomestication, not to amend the Certificate of Incorporation or By-laws or Memorandum and Articles of Association (or other organizational documents) of CNCAC and Chardan Sub (when established);

(h) except as required to reorganize for the purpose of redomestication, not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

(i) not to make any payments outside the ordinary course of business; and

(j) not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

7.2 Stockholder Meeting. CNCAC shall cause a meeting of its stockholders (the “Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement as required by CNCAC’s Certificate of Incorporation. The directors of CNCAC shall recommend to its stockholders that they vote in favor of the adoption of such matter. In connection with such meeting, CNCAC (a) will file with the Securities and Exchange Commission (“Commission”) as promptly as practicable a proxy statement/prospectus meeting the requirements of the Exchange Act (“Proxy Statement”) and all other proxy materials for such meeting, (b) upon receipt of approval from the Commission, will mail to its stockholders the Proxy Statement and other proxy materials, (c) will use its best efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby, and (d) will otherwise comply with all legal requirements applicable to such meeting. As a condition to the filing and distribution to the CNCAC stockholders of the Proxy Statement, CNCAC will have received the HollySys Proxy Information. The Proxy Statement will also seek stockholder approval for adoption of the option plan contemplated by Section 8.9.

7.3 Fulfillment of Conditions. From the date hereof to the Closing Date, CNCAC shall use its best efforts to fulfill the conditions specified in Article IX to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the business of CNCAC in such manner that on the Closing Date the representations and warranties of CNCAC contained herein shall be accurate as though then made).

7.4 Disclosure of Certain Matters. From the date hereof through the Closing Date, CNCAC shall give the HollySys Stockholders prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of CNCAC contained herein to be inaccurate or otherwise misleading, (c) gives CNCAC any reason to believe that any of the conditions set forth in Article IX will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of CNCAC, or (e) would require any amendment or supplement to the Proxy Statement.

7.5 Chardan Sub Incorporation. CNCAC will cause Chardan Sub to be incorporated and duly organized, to adopt the Plan of Merger, to effectuate the Chardan Merger, to issue the Chardan Sub Stock and to do all other things as are necessary for it to do as a constituent corporation to the Chardan Merger. The covenants as set forth in Section 7.3, 7.4 shall apply to Chardan Sub after it has been formed.

7.6 Post-Closing Assurances. CNCAC and Chardan Sub from time to time after the Closing, at the request of HollySys Holdings or the HollySys Stockholders will take such other actions and execute and deliver such other documents, certifications and further assurances as HollySys Holdings or HollySys Stockholders may reasonably require in order to manage and operate CNCAC and Chardan Sub and the Business, including but not limited to executing such certificates as may be reasonably requested by HollySys Holdings or HollySys Stockholders’ Accountants in connection with any audit of the financial statements of CNCAC and Chardan Sub for any period through the Closing Date.

7.7 Regulatory and Other Authorizations; Notices and Consents.

(a) CNCAC and Chardan Sub (when established) shall use their commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the Transaction Documents and will cooperate fully with HollySys Holdings or HollySys Stockholders in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b) CNCAC and Chardan Sub (when established) shall give promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as HollySys Holdings or HollySys Stockholders may in their reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

7.8 Books and Records.

(a) On and after the Closing Date, CNCAC will cause Chardan Sub (when established) to permit the HollySys Stockholders and their Representatives, during normal business hours, to have access to and to examine and make copies of all books and records of HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary which are delivered to CNCAC pursuant to this Agreement and which relate to the Business, BJ HLS, HZ HLS or HollySys Subsidiary or to events occurring prior to the Closing Date or to transactions or events occurring subsequent to the Closing Date which arise out of transactions or events occurring prior to the Closing Date to the extent reasonably necessary to the HollySys Stockholders in connection with preparation of any Tax returns, Tax audits, government or regulatory investigations, lawsuits or any other matter in which the HollySys Stockholders are a party to the proceeding or in which they have a reasonable business interest.

(b) CNCAC will cause Chardan Sub to preserve and keep all books and records with respect to HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and the Business for a period of at least seven years from the Closing Date. After such seven year period, before Chardan Sub (when established) shall dispose of any such books and records, at least 90 days’ prior written notice to such effect shall be given by Chardan Sub to the HollySys Stockholders and the HollySys Stockholders shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books or records as they may select.

7.9 Nasdaq Listing. After making the initial filing of the Proxy Statement with the Commission, CNCAC shall apply to have the shares of Chardan Sub listed in the Nasdaq National Market following the Closing.

ARTICLE VIII
ADDITIONAL COVENANTS OF THE PARTIES

8.1 Other Information. If in order to properly prepare documents required to be filed with any Governmental Authority or financial statements of HollySys, it is necessary that either Party be furnished with additional information relating to HollySys Holdings, BJ HLS, HZ HLS and HollySys Subsidiary or the Business, and such information is in the possession of the other Party, such Party agrees to use its best efforts to furnish such information in a timely manner to such other Party, at the cost and expense of the Party being furnished such information.

8.2 Mail Received After Closing.

(a) If Chardan Sub, HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary receives after the Closing any mail or other communications addressed to any HollySys Stockholder, such entity may open such mail or other communications and deal with the contents thereof in its discretion to the extent that such mail or other communications and the contents thereof relate to HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary. Chardan Sub will deliver promptly or cause to be delivered to the HollySys Stockholders all other mail addressed to them and the contents thereof which does not relate to HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or the Business.

(b) If any HollySys Stockholder receives after the Closing Date mail or other communications addressed to them which relate to HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary, they shall promptly deliver or cause to be delivered all such mail and the contents thereof to Chardan Sub and HollySys Holdings.

8.3 Further Action. Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Upon the terms and subject to the conditions hereof, each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

8.4 Schedules. The Parties shall have the obligation to supplement or amend the Schedules being delivered concurrently with the execution of this Agreement and annexed hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Schedules. The obligations of the Parties to amend or supplement the Schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Section 10.2, the representations and warranties of the Parties shall be made with reference to the Schedules as they exist at the time of execution of this Agreement.

8.5 Execution of Agreements. On or before the Closing Date, CNCAC, HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder shall execute and deliver each Transaction Document which it is a party to.

8.6 Confidentiality. BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder, on the one hand, and CNCAC and, on and after the Closing Date, Chardan Sub, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the other Party furnished it by such other Party or its Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other person, except its Representatives in connection with this Agreement. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

8.7 Public Announcements. From the date of this Agreement until Closing or termination, CNCAC, HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transaction without the prior consent of CNCAC (in the case of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder) or HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders (in the case of CNCAC), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors.

8.8 Board of Chardan Sub. The board of directors of Chardan Sub after the Closing will initially consist of 9 persons, with three members designated by the HollySys Stockholders, one member designated by the Board of CNCAC, and five directors satisfying the independence requirements of Nasdaq.  In addition, the membership of the board of directors will comply with the requirements in Article X hereof for the existence of the Independent Committee.

8.9 Stock Option Pool. CNCAC will submit to its stockholders for approval, as part of the Proxy Statement, a proposed equity compensation plan that would permit the granting of stock options, shares of restricted stock and other awards to all qualified persons (including, but not limited to, management, directors and employees). The pool of shares initially available for this plan will equal 10% of the total shares of Chardan Sub expected to be outstanding immediately after the Closing.

8.10 HollySys Stock Acquisition. Each HollySys Stockholder who participates in the HollySys Holdings Stock Purchase by consignment shall use his or her best efforts to complete the acquisition of the ownership of the HollySys Stock by HollySys Holdings from such HollySys Stockholder as soon as such acquisition is permitted by applicable law and regulations.

ARTICLE IX
CONDITIONS TO CLOSING

9.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions.

(a) Approval by CNCAC’s Stockholders. This Agreement and the transactions contemplated hereby shall have been approved by a majority-in-interest of the common stockholders of CNCAC in accordance with CNCAC’s Certificate of Incorporation and the aggregate number of shares of CNCAC’s Common Stock held by stockholders of CNCAC (other than the Initial Stockholders) who exercise their right to convert the shares of common stock of CNCAC owned by them into cash in accordance with CNCAC’s Certificate of Incorporation shall not constitute 20% or more of the number of shares of CNCAC’s Common Stock outstanding as of the date of this Agreement and owned by Persons other than the Initial Stockholders.

(b) Litigation. No order, stay, judgment or decree shall have been issued by any Governmental Authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated hereby or instrumental to the consummation of the transactions contemplated hereby, and no action or proceeding by any governmental authority shall be pending or threatened (including by suggestion through investigation) by any person, firm, corporation, entity or Governmental Authority, which questions, or seeks to enjoin, modify, amend or prohibit (a) the reorganization of BJ HLS, HZ HLS and HollySys Subsidiary, (b) the ownership of BJ HLS, HZ HLS, HollySys Holdings, and HollySys Subsidiary, (c) the purchase and sale and issuance of the Chardan Sub Stock, (d) the Plan of Merger, (e) the Chardan Merger, (f) the Stockholders Meeting and use of the Proxy Statement by CNCAC, or (g) the conduct in any material respect of the Business as a whole or any material portion of the Business conducted or to be conducted by BJ HLS, HZ HLS, or HollySys Subsidiary or the (direct, indirect or beneficial) ownership of BJ HLS or HZ HLS by the HollySys Stockholders.

(c) Transaction Documents. Each of the Transaction Documents shall have been executed and delivered to each Party.

(d) Auditor Confirmation. CNCAC and the HollySys Stockholders shall have received written confirmation from the Company Accountants that any payments pursuant to Section 1.3 would be treated for accounting purposes as an adjustment to the purchase price of the acquired business and not as a compensation expense.

9.2 Conditions to Obligations of HollySys, HollySys Subsidiary and the HollySys Stockholders. The obligations of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Deliveries. Chardan Sub shall have delivered the Chardan Sub Stock and made the payments specified in Section 2.2 and the HollySys Stockholders shall have received confirmations of the payment of the cash portion thereof and such other documents, certificates and instruments as may be reasonably requested by the HollySys Stockholders.

(b) Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of CNCAC contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be materially complied with by CNCAC on or before the Closing shall have been materially complied with, and CNCAC shall have delivered a certificate signed by a duly authorized officer thereof to such effect.

(c) Legal Opinion. HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders shall have received from DLA Piper Rudnick Gray Cary US LLP, counsel to CNCAC, a legal opinion addressed to HollySys Holdings, BJ HLS, HZ HLS, and the HollySys Stockholders and dated the Closing Date.

(d) Chardan Sub. Chardan Sub will be an existing company under the laws of the British Virgin Islands with the name HLS Systems International Ltd.

(e) Consents. CNCAC and Chardan Sub shall have obtained and delivered to HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders copies of consents of all third parties, as appropriately required for the consummation of the transactions contemplated by this Agreement.

(f) Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by CNCAC at or prior to the Closing shall have been duly and properly performed or fulfilled in all material respects.

(g) No Adverse Changes. At the Closing, there shall have been no material adverse change in the assets, liabilities or financial condition of CNCAC and Chardan Sub from that shown in the CNCAC Balance Sheet and related statements of income. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of HollySys Holdings, would have had a material adverse effect on the operations, financial condition or prospects of CNCAC and Chardan Sub.

(h) Supplemental Disclosure. If CNCAC or Chardan Sub shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 8.4 in any material respect, the HollySys Stockholders shall give notice to CNCAC that as a result of information provided to the HollySys Stockholders in connection with any or all of such amendments or supplements, the HollySys Stockholders have determined to proceed with the consummation of the transactions contemplated hereby.

(i) Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by CNCAC and Chardan Sub in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by CNCAC and Chardan Sub, as appropriate, as of the Closing, shall have been delivered to HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders.

(j) Trustee Notice. CNCAC (or Chardan Sub), simultaneously with the Closing, will deliver to the trustee of the trust account of CNCAC (or Chardan Sub) instructions to disburse the funds therein to the HollySys stockholders, pursuant to the terms of Section 1.2, (or their designees) and to CNCAC.

(k) Resignations. Effective as of the Closing, the directors and officers of CNCAC who are not continuing as directors and officers of CNCAC (or as the case may be, Chardan Sub) will have resigned and agreed that they have no claim for employment compensation in any form from CNCAC.

(l) Employment Agreement. BJ HLS and HZ HLS shall have entered into the employment agreements provided for in Section 9.3.

9.3 Conditions to Obligations of CNCAC. The obligations of CNCAC to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Deliveries. The HollySys Stockholders shall have delivered the HollySys Holdings Stock and the Stock Consignment Agreements listed on Schedule 9.3(a) confirmations of receipt of payments specified in Section 2.2, and Chardan Sub shall have received the same and such other documents, certificates and instruments as may be reasonably requested by CNCAC and the Chardan Sub;

(b) Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of each HollySys Stockholder contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder on or before the Closing shall have been materially complied with, and CNCAC shall have received a certificate of each HollySys Stockholder to such effect;

(c) Legal Opinion. CNCAC shall have received from Guan Tao Law Firm counsel for BJ HLS, HZ HLS, HollySys Holdings, HollySys Subsidiary and the HollySys Stockholders, a legal opinion addressed to CNCAC, dated the Closing Date;

(d) Consents. HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder shall have obtained and delivered to CNCAC consents of all third parties required by the Contracts and Permits set forth in Schedule 9.3(d);

(e) Regulatory Approvals. Any Governmental Authority whose approval or consent is required each shall have unconditionally approved of the transactions of HollySys Holdings Stock Purchase contemplated by this Agreement and CNCAC shall have received written confirmation thereof;

(f) Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder at or prior to the Closing shall have been duly and properly performed or fulfilled in all material respects;

(g) No Adverse Change. At the Closing, there shall have been no material adverse change in the assets, liabilities, financial condition or prospects of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or the Business from that shown or reflected in the September Financial Statements and as described in the Proxy Statement. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of CNCAC, would have a HollySys Material Adverse Effect;

(h) Supplemental Disclosure. If HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder shall have supplemented or amended any Schedule pursuant to their obligations set forth in Section 8.4 in any material respect, CNCAC shall provide notice to HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders that, as a result of information provided to CNCAC in connection with any or all of such amendments or supplements, CNCAC has determined to proceed with the consummation of the transactions contemplated hereby; and

(i) Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder in connection with the consummation of the transactions of HollySys Holdings Stock Purchase contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary and each HollySys Stockholder, as appropriate, as of the Closing, shall have been delivered to CNCAC.

(j) HollySys Proxy Information. The HollySys Proxy Information, at the time of distribution of the Proxy Statement and at Closing, will accurately reflect the Business, HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary, and the HollySys Stockholders, and the HollySys Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the HollySys Proxy Information not misleading.

(k) Employment Agreement. Each of Dr. Wang Changli and Ms. Qiao Li shall have entered into an employment agreement with BJ HLS in the form of Exhibit F.

ARTICLE X
INDEMNIFICATION

10.1 Indemnification by HollySys Stockholders. Subject to the limitations set forth in Section 10.4, each of the HollySys Stockholders shall indemnify and hold harmless CNCAC (or Chardan Sub after the Closing) from and against, and shall reimburse CNCAC (or Chardan Sub after the Closing) for, any Damages which may be sustained, suffered or incurred by them, whether as a result of any Third Party Claim or otherwise, and which arise from or in connection with or are attributable to the breach of any of the representations or warranties or covenants of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or the HollySys Stockholders contained in this Agreement. Indemnification pursuant to this Section 10.1 shall be the sole remedy of CNCAC (or Chardan Sub after the Closing) with respect to any breach of the representations and warranties or covenants of HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder contained in this Agreement. This indemnity shall survive the Closing for a period of four years after the Closing Date with respect to Claims arising under the foregoing clause (i) other than Claims arising as a result of a breach of the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.9, 3.12, 4.1, 4.2 and 4.3, as to which it shall survive without limitation as to time, and (ii) Claims arising as a result of a breach of the representations and warranties in Sections 3.6, 4.16, 4.18 and 4.20, as to which it shall survive for a period of six months after the expiration of the statute of limitations. Each HollySys Stockholder shall give prompt written notice to CNCAC (or Chardan Sub after the Closing) of any Third Party Claims or other facts and circumstances known to them which may entitle CNCAC (or Chardan Sub after the Closing) to indemnification under this Section 10.1.

10.2 Indemnification by CNCAC. Subject to the limitations set forth in Section 10.4, CNCAC (and Chardan Sub after the Closing) shall indemnify and hold harmless each HollySys Stockholder from and against, and shall reimburse each HollySys Stockholder for, any Damages which may be sustained, suffered or incurred by such HollySys Stockholder, whether as a result of Third Party Claims or otherwise, and which arise or result from or in connection with or are attributable to the breach of any of CNCAC’s representations or warranties or covenants contained in this Agreement. The indemnity in the foregoing clause (a) shall survive the Closing for a period of four years after the Closing Date. CNCAC (or Chardan Sub after the Closing) shall give each HollySys Stockholder prompt written notice of any Third Party Claims or other facts and circumstances known to it which may entitle them to indemnification under this Section 10.2.

10.3 Notice, Etc. A Party required to make an indemnification payment pursuant to this Agreement (“Indemnifying Party”) shall have no liability with respect to Third Party Claims or otherwise with respect to any covenant, representation, warranty, agreement, undertaking or obligation under this Agreement unless the Party entitled to receive such indemnification payment (“Indemnified Party”) gives notice to the Indemnifying Party specifying (i) the covenant, representation or warranty, agreement, undertaking or obligation contained herein which it asserts has been breached, (ii) in reasonable detail, the nature and dollar amount (or estimate, if the magnitude of the Claim cannot be precisely determined at that time) of any Claim the Indemnified Party may have against the Indemnifying Party by reason thereof under this Agreement, and (iii) whether or not the Claim is a Third Party Claim. With respect to Third Party Claims, an Indemnified Party (i) shall give the Indemnifying Party prompt notice of any Third Party Claim, (ii) prior to taking any action with respect to such Third Party Claim, shall consult with the Indemnifying Party as to the procedure to be followed in defending, settling, or compromising the Third Party Claim, (iii) shall not consent to any settlement or compromise of the Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and (iv) shall permit the Indemnifying Party, if it so elects, to assume the exclusive defense of such Third Party Claim (including, except as provided in the penultimate sentence of this Section, the compromise or settlement thereof) at its own cost and expense. If the Indemnifying Party shall elect to assume the exclusive defense of any Third Party Claim pursuant to this Agreement, it shall notify the Indemnified Party in writing of such election, and the Indemnifying Party shall not be liable hereunder for any fees or expenses of the Indemnified Party’s counsel relating to such Third Party Claim after the date of delivery to the Indemnified Party of such notice of election. The Indemnifying Party will not compromise or settle any such Third Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if the relief provided is other than monetary damages or such relief would have a material adverse effect on the Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party elects to assume the defense with respect to any Third Party Claim, the Indemnifying Party shall have the right to compromise or settle for solely monetary damages such Third Party Claim, provided such settlement will not result in or have a material adverse effect on the Indemnified Party. Notwithstanding the foregoing, the Party which defends any Third Party Claim shall, to the extent required by any insurance policies of the Indemnified Party, share or give control thereof to any insurer with respect to such Claim.

10.4 Limitations.

(a) No HollySys Stockholder shall be required to indemnify CNCAC under Section 10.1 unless the aggregate of all amounts for which indemnity would otherwise be due against them exceeds $250,000, but then the HollySys Stockholders will be liable for the full amount of Damages.

(b) CNCAC (or Chardan Sub after Closing) shall not be required to indemnify any HollySys Stockholder under Section 10.2 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $250,000, but then CNCAC (or Chardan Sub after Closing) will be liable for the full amount of Damages.

(c) If a Third Party Claim subject to indemnification by any HollySys Stockholder is brought against HollySys Holdings, BJ HLS, HZ HLS or HollySys Subsidiary and HollySys Holdings, BJ HLS, HZ HLS and/or HollySys Subsidiary prevails in the defense thereof, such HollySys Stockholder shall not be required to indemnify CNCAC (or Chardan Sub after Closing) with respect to the costs of such defense, including attorneys’ fees.

10.5 Adjustment to Purchase Price; Setoff. Any indemnification payments made pursuant to Sections 10.1 and 10.2 shall be deemed to be an adjustment to the Purchase Price. To the extent that any HollySys Stockholder is obligated to indemnify CNCAC or the Chardan Sub after Closing under the provisions of the Article X for Damages reduced to a monetary amount, CNCAC or Chardan Sub after Closing shall have the right to adjust any amount due and owing or to be due and owing under any agreement with the HollySys Stockholder (or its designee), whether under this Agreement or any other agreement between the HollySys Stockholder and any of CNCAC’s or Chardan Sub’s affiliates, subsidiaries or controlled persons or entities (including shares issuable pursuant to Section 1.3). To the extent that CNCAC or Chardan Sub is obligated to indemnify any HollySys Stockholders after Closing under the provisions of this Article X for Damages reduced to a monetary amount, such HollySys Stockholders after Closing shall have the right to decrease any amount due and owing or to be due and owing under any agreement with CNCAC or Chardan Sub, whether under this Agreement or any other agreement between the HollySys Stockholder and any of CNCAC’s or Chardan Sub’s affiliates, subsidiaries or controlled persons or entities.

10.6 Claims on behalf or in right of CNCAC and Chardan Sub. Pursuant to the provisions of this Article X, if any Claim for indemnification is to be brought against the HollySys Stockholders on behalf of or by right of CNCAC, (or Chardan Sub after Closing) such claims will be determined by the Independent Committee of the Board of Directors. Any settlement of a Claim for indemnification brought on behalf of or by right of CNCAC (or Chardan Sub after Closing) shall be determined and approved by the Independent Committee of the Board of Directors. The Independent Committee of the Board of Directors of CNCAC (or Chardan Sub after the Closing) will consist of at least two persons which mutually agreed by HollySys Stockholders and CNCAC, none of which are officers or employees of CNCAC (or Chardan Sub after the Closing) or any of their operating subsidiary companies or are direct or beneficial owners of 5% or more of the voting capital stock of CNCAC (or Chardan Sub after the Closing). For a period of not less than four years after Closing or until final resolution of Claims under this Section X brought by or by right of CNCAC (or Chardan Sub after Closing) the Board of Directors of CNCAC (or Chardan Sub after Closing) will maintain a sufficient number of directors such that it will be able to maintain the Independent Committee.

ARTICLE XI
TERMINATION AND ABANDONMENT

11.1 Methods of Termination. The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

(a) by mutual written consent of CNCAC and HollySys Stockholders;

(b) (1) by CNCAC, if HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder amends or supplements any BJ HLS, HZ HLS, HollySys Subsidiary or HollySys Stockholder schedule hereto in accordance with Section 8.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or other), operations or prospects of HollySys or HollySys Subsidiary or the Business, as a whole or in part, after the date hereof, or (2) by the HollySys Stockholders, if CNCAC amends or supplements any CNCAC Schedule hereto in accordance with Section 8.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or other) or operations of CNCAC.

(c) by either CNCAC or the HollySys Stockholders, if the Closing has not occurred by June 30, 2006 (or such other date as may be extended from time to time by written agreement of CNCAC and HollySys Stockholders); provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any Party that is then in breach of any of its covenants, representations or warranties in this Agreement;

(d) by the HollySys Stockholders, (i) if CNCAC shall have breached any of its covenants in Articles VII or VIII hereof in any material respect or (ii) if the representations and warranties of CNCAC contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, CNCAC has not cured such breach within 10 Business Days of notice from the HollySys Stockholders of an intent to terminate;

(e) by CNCAC, (i) if HollySys Holdings, BJ HLS, HZ HLS, HollySys Subsidiary or any HollySys Stockholder shall have breached any of the covenants in Articles VI or VIII hereof in any material respect or (ii) if the representations and warranties of any HollySys Stockholder contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, the HollySys Stockholder have not cured such breach within 10 Business Days of CNCAC’s notice of an intent to terminate;

(f) by CNCAC if the Board of Directors of CNCAC shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate this Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to stockholders under applicable law by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction;

(g) by either CNCAC or the HollySys Stockholders, if, at CNCAC’s Stockholder Meeting (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of CNCAC’s common stock required under its Certificate of Incorporation, or 20% or more of the number of shares of CNCAC’s common stock outstanding as of the date of the record date of the stockholders meeting held by Persons other than the Initial Stockholders exercise their rights to convert the shares of CNCAC’s common stock held by them into cash in accordance with CNCAC’s Certificate of Incorporation.

11.2 Effect of Termination.

(a) In the event of termination and abandonment by CNCAC or by HollySys, or both, pursuant to Section 11.1 hereof, written notice thereof shall forthwith be given to the other Party, and except as set forth in this Section 11.2, all further obligations of the Parties shall terminate, no Party shall have any right against the other Party hereto, and each Party shall bear its own costs and expenses.

(b) Consequence of Termination. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

(i) each Party hereto will return all documents, work papers and other material (and all copies thereof) of the other Party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

(ii) all confidential information received by either Party hereto with respect to the business of the other Party, or in the case of the HollySys Stockholders, of BJ HLS, HZ HLS and HollySys Subsidiary, hereto shall be treated in accordance with Section 8.6 hereof, which shall survive such termination or abandonment.

11.3 No Claim Against Trust Fund. It is understood by HollySys Holdings, BJ HLS, HZ HLS and the HollySys Stockholders that in the event of breach of this Agreement or any of the Transactional Documents by CNCAC and Chardan Sub, that they have no right to any amount held in the trust fund referred to in Section 5.7 and they will not make any claim against CNCAC and Chardan Sub that would adversely affect the business, operations or prospects of CNCAC and Chardan Sub or the amount of the funds held in the trust fund referred to in Section 5.7.

ARTICLE XII
DEFINITIONS

12.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Actions” means any claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by or pending before any Governmental Authority.

“Business” means the combined and several operations and proposed combined and several operations of BJ HLS, HZ HLS, the HollySys Subsidiary and their respective affiliates, contract parties and nominees (or beneficial owners) in the field of industrial automation and control systems.

“Business Day” means a day of the year on which banks are not required or authorized to be closed in the City of New York.

“Claim” means any claim, demand, suit, proceeding or action.

“Company’s Accountants” means BDO Seidman, LLP.

“Contracts” mean any contract, agreement, arrangement, plan, lease, license or similar instrument.

“Copyrights” shall mean all copyrights, including rights in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Damages” means the dollar amount of any loss, damage, expense or liability, including, without limitation, reasonable attorneys’ fees and disbursements incurred by an Indemnified Party in any action or proceeding between the Indemnified Party and the Indemnifying Party or between the Indemnified Party and a third party, which is determined (as provided in Article X) to have been sustained, suffered or incurred by a Party or the Company and to have arisen from or in connection with an event or state of facts which is subject to indemnification under this Agreement; the amount of Damages shall be the amount finally determined by a court of competent jurisdiction or appropriate governmental administrative agency (after the exhaustion of all appeals) or the amount agreed to upon settlement in accordance with the terms of this Agreement, if a Third Party Claim, or by the Parties, if a Direct Claim.

“Direct Claim” means any claim other than a Third Party Claim.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles, consistently applied in the United States.

“Government Securities” means any Treasury Bill issued by the United States having a maturity of one hundred and eighty days or less.

“Governmental Authority” means any PRC or non-PRC national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Intellectual Property” means any intellectual property rights, including, without limitations, Patents, Copyrights, service marks, moral rights, Trade Secrets, Trademarks, designs and Technology, together with (a) all registrations and applications for registration therefore and (b) all rights to any of the foregoing (including (i) all rights received under any license or other arrangement with respect to the foregoing, (ii) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, (iii) all rights to apply fore or register any of the foregoing), (iv) domain names and URL’s of or relating to the Acquired Assets and variations of the domain names and URL’s, (vi) Contracts which related to any of the foregoing, including invention assignment, intellectual property assignment, confidentiality, and non-competition agreements, and (vii) goodwill of any of the foregoing.

“Initial Stockholders” means all of the shares of common stock of CNCAC issued and outstanding prior to August 2, 2005 held by various Persons.

“Laws” means all statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards and restrictions, including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to zoning, land use, safety, health, environment, hazardous substances, pollution controls, employment and employment practices and access by the handicapped.

“Lien” means any lien, claim, contingent interest, security interest, charge, restriction or encumbrance.

“Party” means CNCAC, Chardan Sub , on the one hand, and BJ HLS, HZ HLS, each HollySys Subsidiary and each HollySys Stockholder, on the other hand (collectively, “Parties”).

“Patents” means all United States and foreign patents and utility models and applications therefore and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Permits” means all governmental registrations, licenses, permits, authorizations and approvals.

“Person” means an individual, partnership, corporation, joint venture, unincorporated organization, cooperative or a governmental entity or agency thereof.

“PRC GAAP” means PRC Accounting Standards for Business Enterprises in effect from time to time applied consistently throughout the periods involved.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” of either Party means such Party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing.

“Stockholder Meeting” has the meaning specified in Section 7.1.

“Tax” or “Taxes” means all income, gross receipts, sales, stock transfer, excise, bulk transfer, use, employment, social security, franchise, profits, property or other taxes, tariffs, imposts, fees, stamp taxes and duties, assessments, levies or other charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any government or taxing authority with respect thereto.

“Technology” means any know-how, confidential or proprietary information, name, data, discovery, formulae, idea, method, process, procedure, other invention, record of invention, model, research, Software, technique, technology, test information, market survey, website, or information or material of a like nature, whether patentable or unpatentable and whether or not reduced to practice.

“Third Party Claim” means a Claim by a person, firm, corporation or government entity other than a party hereto or any affiliate of such party.

“Trade Secrets” means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software and compilations of information) and all claims and rights related thereto.

“Trademarks” means any and all United States and foreign trademarks, service marks, logos, trade names, corporate names, trade dress, Internet domain names and addresses, and all goodwill associated therewith throughout the world.

ARTICLE XIII
GENERAL PROVISIONS

13.1 Expenses. Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of Representatives, incurred in connection with the preparation of this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

13.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) or by telecopy to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a)	If to the HollySys Stockholders:

Beijing HollySys Company, Ltd.
Attn: Dr. Wang Changli
19 Jiancaicheng Middle Road, Xisangi
Haidon District
Beijing, China 100096
Facsimile No.: 86 10 829 23985

with a copy to:

GuanTao Law Firm
Attn: Mr. Sun Dongying
6/F, Tower B, Tong Tai Plaza
No. 33 Finance Street
Xicheng District
Beijing 10032

(b)	If to CNCAC or the CNCAC Initial Stockholders:

Chardan North China Acquisition Corporation
625 Broadway, Suite 1111
San Diego, California 92101
Attention: Dr. Richard D. Propper
Facsimile No.: (619) 795-9639

with a copy to:

DLA Piper Rudnick Gray Cary US LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Douglas J. Rein
Facsimile No.: 858-677-1401

13.3 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.

13.4 Waiver. At any time prior to the Closing, either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

13.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

13.7 Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, between BJ HLS, HZ HLS, any HollySys Subsidiary, any HollySys Stockholder and CNCAC with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

13.8 Benefit. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties.

13.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

13.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

13.11 Approval of Contemporaneous Transactions. By execution of this Agreement, the HollySys Stockholders also approve the Chardan Merger and the adoption of the proposed equity compensation plan contemplated by Section 8.9.

(Signatures on Next Page)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CHARDAN NORTH CHINA ACQUISITION CORPORATION

By: /s/ Richard Propper
Name: Richard Propper
Title: Chairman

SHANGHAI JINQIAOTONG INDUSTRIAL DEVELOPMENT CO.

By: /s/ Wang Changli
Name: Wang Changli

WANG CHANGLI

By: /s/ Wang Changli
Name: Wang Changli

CHENG WUSI

By: /s/ Wang Changli
Name: Wang Changli
LOU AN By: /s/ Wang Changli Name: Wang Changli TEAM SPIRIT INDUSTRIAL LIMITED By: /s/ Wang Changli Name: Wang Changli OSCAF INTERNATIONAL CO. By: /s/ Wang Changli Name: Wang Changli

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

This First Amendment To Stock Purchase Agreement is entered into as of March 25, 2006, with respect to the Stock Purchase Agreement, dated as of February 2, 2006 (the “Stock Purchase Agreement”). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Stock Purchase Agreement.

WHEREAS, the parties to the Stock Purchase Agreement desire to clarify and amend certain sections of the Stock Purchase Agreement and have determined that it is advisable and in their best interests to enter into this First Amendment to Stock Purchase Agreement.

NOW THEREFORE, in consideration of the foregoing and the following terms, the Parties hereby agree as follows:

1. Replacement of Preamble. The recitals to the Stock Purchase Agreement shall be amended in their entirety and replaced with the recitals contained on Annex A attached hereto.

2. Employment Agreements. The employment agreements contemplated by Section 9.3(k) shall be with Chardan Sub instead of with BJ HLS, and all references in the Stock Purchase Agreement to such employment agreements shall be amended to refer to Chardan Sub.

3. Incorporation of Changes. The parties hereby agree to the incorporation of these changes into the Stock Purchase Agreement to create an Amended and Restated Stock Purchase Agreement effective as of March 25, 2006.

4. No Other Changes. Except as set forth herein, the Stock Purchase Agreement remains in full force and effect.

(Signatures on Next Page)

IN WITNESS WHEREOF, the parties have caused this First Amendment to be executed as of the date first written above.

CHARDAN NORTH CHINA ACQUISITION CORPORATION By: Name: Title: SHANGHAI JINQIAOTONG INDUSTRIAL DEVELOPMENT CO. By: Name: Title: WANG CHANGLI By: Name: CHENG WUSI By: Name:	LOU AN By: Name: TEAM SPIRIT INDUSTRIAL LIMITED By: Name: OSCAF INTERNATIONAL CO. By: Name:

ANNEX A

WHEREAS, Beijing HollySys Co., Ltd., a company incorporated in PRC with limited liability (“BJ HLS”), and Hangzhou HollySys Automation Co., Ltd., a company incorporated in PRC with limited liability (“HZ HLS”) (and collectively with BJHLS, “HollySys”), on their own behalf and through Beijing HollySys Haotong Science & Technology Development Co., Ltd. (“HollySys Subsidiary”), owns and operates in the Peoples Republic of China (“PRC”) the Business; and

WHEREAS, subject to the terms and conditions of this Agreement, BJ HLS and HZ HLS, directly own the percentage interests set forth on Exhibit A of the shares of capital stock of the HollySys Subsidiary (“HollySys Subsidiary Stock”), and through such ownership have full right and title to benefit from the long term investments in HollySys Subsidiary; and

WHEREAS, the HollySys Stockholders listed on Exhibit B hereto (“HollySys Stockholders”) are (or will be at Closing) the ultimate and beneficial owners (through various BVI companies set up by the HollySys Stockholders) of 100% of the outstanding capital stock of Gifted Time Holdings Limited, a holding company that has been formed as a British Virgin Islands corporation (“HollySys Holdings”). The HollySys Stockholders in the context of this Agreement will respectively refer to the HollySys Stockholders and/or their BVI companies, as the case may be; and

WHEREAS, the HollySys Stockholders are the direct and beneficial owners of 74.11% of the outstanding capital stock of BJ HLS (including by means of nominee arrangements, trust, stock power or similar arrangements) and 60% of the outstanding capital stock of HZ HLS respectively (together all stock and other rights or arrangements are referred to as the “HollySys Stock”); and

WHEREAS, Team Spirit Industrial Limited and OSCAF International Limited have transferred the ownership interests they hold in HZ HLS to HollySys Holdings, and the rest of HollySys Stockholders have consigned all the equity interests (including but not limited to the voting rights, property rights, preemptive rights and any other stockholders’ rights derived from the ownership of the shares in HollySys) they hold in BJ HLS to HollySys Holdings; and

WHEREAS, subject to the terms and conditions of this Agreement, CNCAC at the Closing, shall acquire by an issuance of capital stock and payment of cash, all of the HollySys Holdings Stock and the actual control over the HollySys Stock consigned by certain of the HollySys Stockholders to HollySys Holdings as set forth in Section 2.3(b), (collectively, the “HollySys Holdings Stock Purchase”); and

WHEREAS, subject to the terms and conditions of this Agreement, CNCAC will form a wholly owned subsidiary pursuant to the corporate laws of the British Virgin Islands (“Chardan Sub”) and simultaneously with the Closing hereunder consummate a plan of merger (“Plan of Merger”) pursuant to which CNCAC will be merged with and into Chardan Sub (the “Chardan Merger”); and

WHEREAS, after the Closing, each of HollySys Stockholders who participated in the HollySys Holdings Stock Purchase by a consignment and HollySys Holdings shall use their best efforts to complete the acquisition of the ownership of HollySys Stock by HollySys Holdings from such HollySys Stockholders (“HollySys Stocks Acquisition”) as soon as possible;

WHEREAS, since the business of BJ HLS and HZ HLS has grown rapidly in the last few years (with revenues more than doubling from the fiscal year ended June 30, 2003 to the fiscal year ended June 30, 2005, and with net income increasing by more than six times during the same period) and in recognition of the various opportunities for significant growth ahead, the parties believe that the payment of the earnout specified in Section 1.3 is a fair means of adjusting the consideration payable to the HollySys Stockholders in the event that the future operating results of BJ HLS and HJ HLS demonstrate that the value of the business acquired was greater than the payments set forth in Section 1.2(b) below; and

WHEREAS, the Board of Directors of CNCAC has determined that it is advisable and in the best interests of the stockholders of CNCAC for CNCAC to enter into this Stock Purchase Agreement and to consummate the transactions contemplated herein; and

WHEREAS, each of the HollySys Stockholders has determined that it is advisable and in the best interests of such person to enter into this Stock Purchase Agreement and to consummate the transactions contemplated herein.

NOW THEREFORE, in consideration of the foregoing and the following covenants, the Parties hereby agree as follows:

[Outside Back Cover of Prospectus]

Until [__________________25 days after effective date], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 132 of the BVI Business Companies Act (“BCA”) generally provides for indemnification and permits a company to obtain insurance. The Memorandum of Association of the Registrant follows the statute. The Registrant intends to obtain director and officer insurance at the consummation of the acquisition of the HollySys companies.

The following is a statement of Section 132 of the BCA, as amended by Section 67 of the BCA Amendment Act:

Indemnification.

(1) Subject to subsection (2) and its memorandum or articles, a company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or

(b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

(2) Subsection (1) does not apply to a person referred to in that subsection unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

(2A) For the purposes of subsection (2), a director acts in the best interests of the company if he acts in the best interests of:

(a) the company's holding company; or

(b) a shareholder or shareholders of the company;

in either case, in the circumstances specified in section 120(2), (3) or (4), as the case may be;

(3) The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

(3A) Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company in accordance with subsection (1).

(3B) Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the company in accordance with subsection (1) and upon such other terms and conditions, if any, as the company deems appropriate.

(3C) The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person's official capacity and as to acting in another capacity while serving as a director of the company; and

(4) If a person referred to in subsection (1) has been successful in defense of any proceedings referred to in subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

(5) A company shall not indemnify a person in breach of subsection (2) and, any indemnity given in breach of that section is void and of no effect.

The following is a statement of Section 133 of the BCA, as amended by Section 68 of the BCA Amendment Act:

Insurance.

A company may purchase and maintain insurance in relation to any person, who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132.

Item 21. Exhibits and Financial Statement Schedules

Exhibit	Description
2.1	Stock Purchase Agreement, as amended (Included in Annex A of the proxy statement/prospectus)(1)
2.2	Agreement and Plan of Merger between Chardan North China Acquisition Corporation and Registrant**
3.1	Memorandum of Association of Registrant (Included in Annex B of the proxy statement/prospectus)**
3.2	Articles of Association of Registrant (Included in Annex C of the proxy statement/prospectus)**
4.1	Form of Unit Purchase Option (Incorporated by reference from Registration Statement 333-125016, Exhibit 4.4)
4.2	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Chardan North China Acquisition Corp. (Incorporated by reference from Registration Statement 333-125016, Exhibit 4.5)
5.1	Opinion of Maples &Calder
8.1	Tax Opinion of DLA Piper Rudnick Gray Cary US LLP
10.1	Chardan North China Acquisition Corporation 2006 Equity Plan (Included in Annex D of the proxy statement/prospectus)
10.2	Form of Stock Consignment Agreement**
10.3	Form of Employment Agreement**
10.4	Registration Rights Agreement (Incorporated by reference from Registration Statement 333-125016, Exhibit 10.11)
10.5	Opinion re Consignment Agreements of Guantao Law Firm**
10.6	Sale and Purchase Agreement in Relation to the Ownership Interest of Hangzhou HollySys Automation Co., Ltd. between Team Spirit Industrial Limited and Gifted Time Holdings Limited**
10.7	Sale and Purchase Agreement in Relation to the Ownership Interest of Hangzhou HollySys Automation Co., Ltd. between OSCAF International Co., Ltd. and Gifted Time Holdings Limited**
10.8	List of Schedules to Stock Purchase Agreement**
10.9	Employment Agreement between Wang Changli and HLS Systems International Ltd.**
10.10	Employment Agreement between Qiao Li and HLS Systems International Ltd.**
10.11	Employment Agreement between Wang Changli and Beijing HollySys**
10.12	Reorganization Agreement between Cheng Wusi, Wang Changli, Lou An, Shanghai Jingqiaotong Industrial Development Co., Ltd., Team Spirit Industrial Limited and OSCAF International Co., as amended**
10.13	Opinion re Stock Purchase Agreements and Reorganization Agreement of Guantao Law Firm
23.1	Consent of Goldstein Golub Kessler LLP
23.2	Consent of BDO Reanda Certified Public Accountants Ltd.
23.3	Consent of Maples & Calder (included in Exhibit 5.1)

23.4	Consent of Guantao Law Firm (included in Exhibit 10.5 and Exhibit 10.13)
23.5	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 8.1)
99.1	Proxy Card

(1)
As required by paragraph (b)(2) of Item 601 of Regulation S-K, this exhibit does not contain schedules and similar attachments to this exhibit. The registrant will furnish supplementally a copy of any omitted schedules to the Commission upon request.

* To be filed by amendment.

** Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424 (b) (3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall, be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration; statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424 (b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on September 1, 2006.

HLS SYSTEMS INTERNATIONAL, LTD

By:	/s/ Li Zhang
Li Zhang Chief Executive Officer

Pursuant to the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ Richard D. Propper Richard D. Propper	Chairman of the Board	September 1, 2006
/s/ Li Zhang Li Zhang	Chief Executive Officer and Director (Principal Executive Officer)	September 1, 2006
/s/ Kerry S. Propper Kerry S. Propper	Chief Financial Officer, Secretary and Director (Principal Accounting Officer)	September 1, 2006
/s/ Jiangnan Huang Jiangnan Huang	Executive Vice President and Director	September 1, 2006